6/14

04030657

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Usinas Siderurgicas De Minas Gerais S/A Usiminas

*CURRENT ADDRESS

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3902 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 6/15/04

ANNUAL REPORT - 2003

ARls
12-31-03

# 2003

Usinas Siderurgicas De Minas Gerais SA
Usiminas

USIMINAS

ALWAYS PRESENT AND ACTIVE.

| FINANCIAL INDICATORS - USIMINAS (R$ million) | 1999 | 2000 | 2001 | 2002 | 2003 | Var. 03/02 |
|---|---|---|---|---|---|---|
| Gross Operating Revenue | 2,418 | 3,123 | 3,798 | 4,740 | 6,221 | 31% |
| Domestic Market | 1,989 | 2,724 | 3,264 | 3,955 | 5,208 | 32% |
| Foreign Market | 429 | 399 | 534 | 785 | 1,013 | 29% |
| **Net Operating Revenue** | **1,882** | **2,395** | **2,942** | **3,714** | **4,809** | **29%** |
| Gross Profit | 616 | 892 | 1,037 | 1,316 | 1,826 | 39% |
| Gross Margin | 33% | 37% | 35% | 35% | 38% | |
| **Operating Profit (before financial results)** | **447** | **769** | **869** | **1,086** | **1,513** | **39%** |
| Operating Margin | 24% | 32% | 30% | 29% | 32% | |
| **EBITDA** | **636** | **954** | **1,106** | **1,358** | **1,819** | **34%** |
| EBITDA Margin | 34% | 40% | 38% | 37% | 38% | |
| **Net Profit** | **310** | **231** | **241** | **(321)** | **1,313** | |
| Net Margin | 16% | 10% | 8% | -9% | 27% | |
| | | | | | | |
| **Total Assets** | **8,546** | **8,539** | **8,885** | **9,131** | **9,342** | **2%** |
| **Net Equity** | **3,357** | **3,494** | **3,374** | **3,053** | **4,025** | **32%** |
| **Net Indebtedness** | **2,911** | **3,430** | **3,321** | **3,356** | **2,218** | **-34%** |
| **Investments** | **900** | **249** | **221** | **92** | **240** | **16%** |
| **Gross Indebtedness** | **3,800** | **3,680** | **3,529** | **3,817** | **2,661** | **-30%** |

| FINANCIAL INDICATORS - CONSOLIDATED (R$ million) | 1999 | 2000 | 2001 | 2002 | 2003 | Var. 03/02 |
|---|---|---|---|---|---|---|
| Gross Operating Revenue | 3,985 | 5,059 | 6,276 | 8,394 | 11,096 | 32% |
| Domestic Market | 3,246 | 4,333 | 5,337 | 6,405 | 8,611 | 34% |
| Foreign Market | 739 | 726 | 939 | 1,989 | 2,485 | 25% |
| **Net Operating Revenue** | **3,111** | **3,921** | **4,883** | **6,634** | **8,660** | **32%** |
| Gross Profit | 939 | 1,308 | 1,488 | 2,356 | 3,100 | 32% |
| Gross Margin | 30% | 33% | 30% | 36% | 36% | |
| **Operating Profit (before financial results)** | **641** | **1,004** | **1,132** | **1,930** | **2,564** | **33%** |
| Operating Margin | 21% | 26% | 23% | 30% | 30% | |
| **EBITDA** | **961** | **1,344** | **1,547** | **2,429** | **3,072** | **27%** |
| EBITDA Margin | 31% | 34% | 32% | 37% | 35% | |
| **Net Profit** | **296** | **211** | **245** | **(325)** | **1,306** | |
| Net Margin | 10% | 5% | 5% | 5% | 15% | |
| | | | | | | |
| **Total Assets** | **11,731** | **12,865** | **13,729** | **15,523** | **15,573** | **0%** |
| **Net Equity** | **3,342** | **3,743** | **3,358** | **3,033** | **3,999** | **32%** |
| **Gross Indebtedness** | **6,046** | **6,827** | **7,488** | **9,535** | **7,587** | **-20%** |
| **Net Indebtedness** | **4,480** | **5,968** | **7,038** | **8,803** | **6,744** | **-23%** |
| **Investments** | **1,096** | **929** | **1,324** | **579** | **475** | **-18%** |

## TRENDS IN RESULTS (R$ BILLION)



3.1
3.9
4.9
6.6
8.7
1.0
1.3
1.5
2.4
3.1
0.3
0.2
0.3
(0.3)
1.3
1999
2000
2001
2002
2003
Net sales
EBITDA
Net income


## CONSOLIDATED GROSS REVENUE



74%
26%
Exports
Domestic market

| OPERATING INDICATORS – USIMINAS | 1999 | 2000 | 2001 | 2002 | 2003 | Var. 03/02 |
|---|---|---|---|---|---|---|
| **System Production - crude steel (thousand tons)** | **5,574** | **7,184** | **7,080** | **8,448** | **8,621** | **2%** |
| Usiminas | 2,980 | 4,438 | 4,620 | 4,575 | 4,524 | -1% |
| Cosipa | 2,584 | 2,748 | 2,460 | 3,873 | 4,097 | 6% |
| **Sales - Usiminas (thousand tons)** | **3,285** | **3,693** | **4,103** | **4,182** | **4,044** | **-3%** |
| Domestic Market | 2,537 | 3,102 | 3,270 | 3,283 | 3,183 | 3% |
| % Domestic Market | 77% | 84% | 80% | 79% | 79% | |
| Exports | 758 | 591 | 833 | 899 | 861 | -4% |
| % Exports | 23% | 16% | 20% | 21% | 21% | |
| **Sales - System (thousand tons)** | **5,470** | **6,110** | **6,602** | **7,722** | **7,710** | **0%** |
| Domestic Market | 4,157 | 5,071 | 5,435 | 5,412 | 5,342 | -1% |
| % Domestic Market | 76% | 83% | 82% | 70% | 69% | |
| Exports | 1,313 | 1,039 | 1,167 | 2,310 | 2,368 | 3% |
| % Exports | 24% | 17% | 18% | 30% | 31% | |

**Note**

The reduced production that Usiminas experienced in 1999 was due to the pinned shut-down of Blast Furnace 3 from June to October. Cosipa's reduction in production was due to the shut-down of the obsolete line 1 (sintering machine, Blast Furnace 1, Steel Plant 1, conventional ingot casting and ingot rolling mill), with high operational costs, in January 1999. In December 2001, the new continuous casting line began operating, increasing the installed capacity of crude steel to 4.5 million tons/year. In 2003, Ipatinga's Blast Furnace 2 was shut down for renovation for 80 days.

**Output crude steel - System** (million tons)


COSIPA
USIMINAS
5.6
2.6
3.0
7.2
2.7
4.5
7.1
2.5
4.6
8.4
3.8
4.6
8.6
4.1
4.5
1999
2000
2001
2002
2003

**Sales - System** (million tons)


EXPORTS
DOMESTIC MARKET
5.5
1.3
4.2
6.1
1.0
5.1
6.6
1.2
5.4
7.7
2.3
5.4
7.7
2.4
5.3
1999
2000
2001
2002
2003

**CONSOLIDATED SALES MIX**


2003
15%
20%
5%
8%
27%
25%
2002
17%
20%
6%
7%
21%
30%
Hot rolled products
Plates
Slabs
Processed products
Galvanized coils
Cold rolled products

# CORPORATE PROFILE

Usiminas (Usinas Siderúrgicas de Minas Gerais S/A) is one of Brazil's largest steel producers and is also the leading company in the Usiminas System (the System), comprising 17 other companies, as well as their social investments, making it the largest steel complex in Latin America and one of the twenty largest in the world.

After investing more than US$3 billion in the expansion and modernization of its two steelworks over the past decade, the System currently boasts 9.3 billion tons/year of raw steel production capacity and generates approximately 18,000 direct jobs and 30,000 indirect jobs. Usiminas's Intendente Câmara steelworks is located in Ipatinga, 217Km from Belo Horizonte, in what is known as Steel Valley, close to the so-called Iron Square, or Quadrilátero Ferrífero, one of the world's largest iron ore deposits. Subsidiary Cosipa's José Bonifácio de Andrada Mill is strategically located in Cubatão on the São Paulo state coast, close to Brazil's largest market.

On a consolidated basis, Usiminas is domestic market leader in flat rolled steel, with a 59% market share. Its principal clients include the automobile sector, auto parts, agricultural and highway construction machinery, appliances and consumer electronics, and large-diameter pipe, as well as retail distribution.

## MISSION

- To create value for society through steel production and related activities.
- To validate each step of its production process by supplying high-quality competitive goods and services, generating returns for shareholders and contributing to the well-being and development of employees and their communities.
- To constantly seek to extend the company's horizons and reconcile its economic objectives with the social demands of the community.

## VISION

To consolidate what is now the largest, most modern and most competitive steel complex in Latin America, one of the 20 largest steel groups in the world, leader in the Brazilian market and a significant presence in overseas markets, by implementing the following strategies to maximize shareholder returns:

- satisfy individual customer requirements with higher-quality, value-added products and services;
- strive to be the lowest-cost producer and the strongest capital structure;
- optimize synergies between the companies in the Usiminas System.

# USIMINAS SYSTEM

| Segment | Company | Activity | Data |
|---|---|---|---|
| STEEL MANUFACTURING | USIMINAS (Steelworks - Ipatinga) | Leading Company of the Usiminas Group<br>Produces and markets hot and cold-rolled steel, plates and slabs | Sales: 4 million tons (Domestic Market: 79%)<br>Net Revenues: R$4.8 billion<br>Net Income: R$1.3 billion |
| | UNIGAL (Ipatinga) | Located inside the Usiminas steelworks, galvanizes steel plate and coil | Production: 397,000 tons<br>Net revenues: R$183 million<br>Net Income: R$38 million |
| | COSIPA (Cubatão) | Produces uncoated, flat steel products (slabs, plates, hot and cold rolled products) | Sales: 3.7 million tons (Domestic Market: 59%)<br>Net Revenues: R$3.5 billion<br>Net Income: R$258 million |
| | SIDOR (Venezuela) | Steel products | Molten steel production: 3.5 million tons<br>Sales: 3.1 million tons |
| | SIDERAR (Argentina) | Steel products | Molten steel production: 2.6 million tons<br>Sales: 2.3 million tons |
| CAPITAL GOODS AND STAMPING | USIMINAS MECÂNICA (Ipatinga) | Manufactures equipment and large-scale metal structures | Net Revenues: R$309 million<br>Net Income: R$21 million |
| | USIPARTS (Pouso Alegre) | Production of cabins and complete painted assemblies for the automobile industry | Net Revenues: R$115 million<br>Net Income: R$1.5 million |
| LOGISTICS | USIFAST (Betim) | Integrated logistics provider/multi-modal nationwide operator geared to industry | Net Income: R$4,929 thousand<br>376 vehicles. Fleet renovation |
| | MRS (Juiz de Fora) | Rail transport | Net Revenue: R$1.3 billion<br>Net Income: R$352 million |
| | PORTS TPPM and TMPC | Transoceanic shipping | TPPM: Gross Revenue:R$11.4 million/371,000 tons of third-party freight (TPPM AND TMPC)<br>TMPC: Gross Reveneue:R$11 million/485,000 tons of general cargo and R$52 million in revenue from container handling, jointly with Rio Cubatão |
| DISTRIBUTION AND SERVICES | FASAL (Santa Luzia) | Manufacturing and distribution of steel products for the domestic and export markets | Net Revenues: R$281 million<br>Net Income: R$42 million |
| | RIO NEGRO (Guarulhos) | Manufactures and markets hot-rolled, cold-rolled and galvanized coil | Sales: 497,000 tons<br>Net Revenues: R$363 million<br>Net Income: R$25 million |
| | DUFER (São Paulo) | Associated with Cosipa. Processes coil into plates, strips and blanks for distribution | Net Revenue: R$120 million<br>Net Income: R$7 million<br>Certifications: ISO 9001:2000 and IS 16949:2002 |
| | USIAL (Vitória) | Manufactures and markets steel products | Net Revenue: R$3 million<br>Net Income: R$1 million |
| | USIROLL (Ipatinga) | Grinding technology and services | Net Revenue: R$3 million<br>Net Income: R$1 million |
| SOCIAL | FUNDAÇÃO FSFX (Ipatinga) | Founded by Usiminas, provides health, education and cultural services to the Vale do Aço communities | Marcio Cunha Hospital awarded level 3 classification by the National Classification Organization |
| | CAIXA DOS EMPREGADOS | Usiminas employee pension fund | Active Participants: 13,661<br>Assets: R$1.4 billion |
| | FEMCO | Social security fund for Cosipa employees | Active Participants: 5,645<br>Assets: R$1.13 billion |
| | CONSUL (Ipatinga) | Usiminas employee purchasing cooperative | Sales: R$4.46 million |

Controlling company · Subsidiary · Affiliate · Stake in control · Social organization · Others

# CONTENTS

# MESSAGE FROM THE CHAIRMAN



Over a decade ago, when Usiminas was privatized, we planted the seeds of a new, solid, modern, vertically integrated industry leader. In 2003, the harvest began. Our goals were to consolidate the Company's leadership position in the domestic market, gain visibility in South America by acquiring stakes in the region's major steelworks, become a global player, broaden the scope of our activities and produce more value-added product. It was a bold strategy, with concrete targets and a long-term corporate vision.

We charted the course for turning the Usiminas System into one of the largest steel complexes in the world. We confirmed our intention to continue focusing on the domestic market, but with a healthy export business. Today 30% of production is sold abroad and the hard currency revenue acts as a natural hedge for our raw material imports.

In pursuit of these targets, we embarked on a plan for technological modernization that has demanded approximately US$2.1 billion in investments over the past 11 years, the largest ever attempted by a Brazilian steel mill. The Company also seized the opportunity to acquire Cosipa in 1993, and invested another US$1.2 billion in the upgrading of the São Paulo steelworks. As a result, our productivity has more than doubled.

The cycle of capital expenditures is now over and the targets have been achieved: the Usiminas System has a rated capacity of 9.3 million tons/year, is the largest producer of rolled steel products in Brazil and Latin America, and is one of the 20 largest steel complexes in the world. Our domestic market share is 59% and we supply strategic sectors related to the automobile industry, appliances and consumer electronics and large-diameter pipe.

Usiminas and Cosipa are the two locomotives of the System, but we are active in almost all links in the steel chain, from production to distribution to processing. We worked hard in 2003: production totaled 8.6 million tons of crude steel, a 2% improvement over 2002, despite Ipatinga's Blast Furnace 2 being shut down for revamping for 80 days.

It was a hard year, especially the first half. We faced uncertain demand and had to revise our domestic demand forecasts downwards. The macroeconomic slowdown affected industries supplying domestic markets the worst. Nevertheless, operating and financial results were positive.

Usiminas posted consolidated net revenues of R$8.7 billion in 2003, a 31% advance on the previous year. Net income amounted to R$1.3 billion and EBITDA soared 26% from R$2.4 billion to R$3.1 billion, enabling the Company to reduce its total debt by R$956 million.

The market will become more competitive in 2004, as investments by competitors come on stream. Nevertheless, Usiminas still intends to increase sales to the domestic market, where demand is forecasted to exceed that of 2003.

The technology transfer agreements with Nippon Steel were renewed and the joint licensing of the Cojet system with Praxair was extended to another converter at the Ipatinga plant and one of the converters at Cosipa. We acquired Steel Frame technology from Siderar of Argentina, equipping Brazil with the latest technology in light, fast and technically advanced construction techniques. We also invested in energy and managed to supply 25% of Ipatinga's energy needs. The target is to supply approximately 50% by 2007.

These are the results of our efforts to consolidate the Usiminas System, whose synergies produced efficiency gains and R$150 million in cost savings in 2003 alone.

Our efforts to integrate the System through faster processing and optimizing results have been closely monitored by the market. We have been steadily improving our relations with shareholders, analysts and investors since 2001, through the use of a clear and dynamic framework for communicating results and strategies. This progress led to our annual report's being chosen by Anefac (The National Association of Finance, Administration and Accounting Executives) as one of the ten most transparent and reliably informative in the Brazilian market.

Proof of positive investor perceptions is that Usiminas's preferred shares chalked up a 453% price increase during 2003, the second highest of all companies on the Ibovespa share index. Firm value soared from R$1.4 billion at the end of 2002 to R$7.6 billion by December 2003, to the benefit of all shareholders.

From now on, we intend to benefit from the changing trends in international steel to enhance our growth. These changes are the result of at least six factors: globalization, physical migration of production to emerging economies, regional consolidation, consolidation of Russia and the Ukraine as global exporters, growth in China, and global alliances. As the market reorganizes, profitability, sustainability and consolidation will be key. The Usiminas System remains alert and prepared, with well-defined plans for facing new challenges and making the most of opportunities.

For the second stage of the System's growth, we have equipped ourselves with a Value Creation Agenda, currently being implemented, to prepare for the new international scenario and to strengthen our commitment to creating value for our shareholders, customers, suppliers and the community. The Agenda consists of six priorities: strict control over new capital expenditures, closer investor relations, greater integration between Usiminas and Cosipa, the continual updating of our sales strategies, a lower level of debt, and the identification of possible strategic alliances. Over 500 of our professionals received training during 2003 in order that these priorities be implemented within the desired time frame.

In the area of social investing, we have redoubled our efforts to continue deserving to be known as a Viable Company whose profits are fair, because it produces socially acceptable wealth, and whose relations with the community are distinguished by transparency, accountability to future generations, understanding of the social dimensions of its economic activities and associations with partners and others committed to the same concepts.

The Company's social activities once more earned it public recognition. Usiminas was voted the winner of the 2003 Social Value Award, Grand Prix class, in a survey conducted by the newspaper Valor Econômico, and was also awarded the Social Balance – Southeast Region prize, the most important in Brazil, by Aberje, Apimec, Fides, Ibase and Ethos.

Rinaldo Campos Soares
CEO OF USIMINAS



"We are harvesting the fruits of our efforts to consolidate the Usiminas System, synergies that increase efficiency and reduce costs."



Unigal.

# HIGHLIGHTS OF THE USIMINAS SYSTEM

## USIMINAS

• US$40 million spent on revamping Blast Furnace 2.

• Quality improvements in the Ultra Low Carbon Interstitial Free steel produced at Steel Plant 2.

• Record 1.8 million-ton production of cold-rolled steel.

• Operating cost reduction plan results in additional R$39 million in cost savings.

• Turbine atop Blast Furnace 3 stack commissioned.

• Technological improvements under the UsiRoof program already permit constructions up to ten stories high, and have the potential to become a new market niche.

• Inauguration of two new distribution centers in Contagem (MG) and Camaçari (BA).

## UNIGAL

• 402,000 tons of hot-galvanized steel.

• Supplied plates with a special GA coating to industrial customers abroad, such as Toyota, Honda, Suzuki and Mitsubishi.

## COSIPA

• Initiated production of higher value-added, IF-grade slab and API-grade plates.

• Sold technical assistance services in the areas of refining and continuous casting to Nisco of China.

## FASAL

• Expansion of its Santa Luzia branch, with two new cutting lines and a new industrial shed.

## USIFAST

• Truck fleet completely renewed and equipped with satellite tracking.

## USIMINAS MECÂNICA

• R$10.12 million invested in automation and technological upgrading and training.

• Partnership with the principal global technology holders in the hydroelectric energy, port crane and petrochemical furnace sectors.

•A 30% increase in sales volume and R$315 million in revenues.

• Significant increase in operations for external customers.

## RIO NEGRO

• 572,700 tons of hot-rolled, cold-rolled and galvanized coil processed.

• 58.5% increase in net worth and a 44.29% reduction in total debt.

• Earned ISO/TS No. 16,949:2002 quality certification, the first ever for a steel service center.

## SIDOR

• Complete financial restructuring.



"We kept the pace up throughout the year: raw steel production totaled 3.6 million tons."

ontinuous casting.

## MARKET

The Usiminas System ships 30% of its output to overseas markets and 70% to the domestic market. The two markets co-exist in harmony and complement each other, the strategy being to offer exclusive service and permanent support to domestic customers, without losing sight of the international market. In addition, the System has its own logistics infrastructure, comprised of distribution and service centers, plus railroad networks and port facilities for shipping product.

## ECONOMIC ENVIRONMENT

The year 2003 was a difficult one for the Brazilian economy and, consequently, for manufacturing industries, marked by concerns about the course the new federal administration would set for the economy. The new economic team adopted a set of austerity measures to revert negative expectations, the result of which was a slump in public sector investments and a substantial drop in aggregate demand.

The measures included a sharp increase in interest rates that hit companies focused on the domestic market. Despite this, the first four months were positive for the steel industry, with strong demand and supply bottlenecks being carried over from the end of the previous year. Export demand was also strong until the beginning of May, when the SARS epidemic paralyzed the ports of China – the world's largest importer – for three months.

From May to August of 2003, lower manufacturing output resulted in a further decline in domestic sales, aggravated by the instability caused by China's withdrawal from the market. Faced with these conditions, Usiminas decided to revise downwards its initial forecast of 5.2% growth in demand for 2003 to 9 million tons. Updated projections suggested no more than 8.8 million tons, still 2.2% above the previous year.

The relaxation of monetary policy initiated in July, the decline in inflation, the new exchange rate stability, the improvement in the Brazil country risk premium and the outstanding performance of the trade accounts all contributed to transform the environment, despite higher unemployment and lower incomes. Domestic demand for steel started creeping back up from September onwards, especially in the final quarter, as industry sought to replenish inventories before the price increase expected early in the new year.

Overseas, the drop in orders from China shortly before mid-year caused a slowdown in international steel trade, restrictions on the physical capacity to deliver – due to the number of ships held in quarantine in Asian ports –, and a decline in world steel production. Demand, however, staged a strong comeback as soon as the SARS crisis died down in mid-August, especially demand from China, which needed to ramp up production again. The ensuing imbalance between supply and demand put pressure on costs, especially freight costs, and caused a chain reaction of price increases for ore, raw materials and steel. The increases in the final price of finished steel products exceeded all forecasts and ended up forcing the domestic market to adapt as well.

Hot-rolled coils.



## PRODUCTION

The Usiminas System produced 8.6 million tons of raw steel during 2003. A number of production records were broken and the results of the revamping of Blast Furnace 2 exceeded expectations. The 80-day deadline (September to December 2003) was well structured and rigorously respected. The Blast Furnace then resumed operations with higher than planned production. The loss of production from the shutdown of Blast Furnace 2 led the Company to seek ways of reducing the cost of maintenance in terms of lost production. The result combined an increase in blast furnace productivity with lower consumption of raw materials, especially coke.
With the help of such advances, the Intendente Câmara steelworks managed to produce 4.6 million tons of molten steel, unchanged from 2002.

### Blast Furnaces

Usiminas invested US$40 million and created 2,500 temporary jobs during the revamping of its Blast Furnace 2, which exceeded 19 years of continuous operations in its third campaign, ending in September. During this period, it registered accumulated productivity of 15,228 tons of pig iron per cubic meter of internal volume, a record in the Brazilian steel industry and one of the best performances worldwide for completed campaigns.
Blast Furnace 1 exceeded its own production record in 2003, with 2.51 tons of pig iron per day per cubic meter of internal volume. The highpoint of Blast Furnace 3 was the 2.93 million tons of pig iron produced in 2003. For the year as a whole, Usiminas broke its own historical record of 100 million tons of pig iron produced.

### Steel Plants

Increased productivity from the vacuum degassing equipment enabled Steel Plant 2 to break its own production record for ultra-low carbon steel, known as IF (Interstitial Free) and BH (Bake Hardenable) steel – higher value-added products in strong demand, principally for manufacturing external automobile parts.

### Hot Rolling Mill

Production of rolled slab (hot strips and plates) amounted to 4.27 million tons, 0.6% above that of 2002 and a new record for the Company.

### Cold Rolling Mill

The cold rolling mill (Tanden and PLTCM) also produced record results: total production of 1.81 million tons.
More historical results were achieved by the galvanizing sector: a total of 666.12 thousand tons were processed, including a record 396.54 thousand tons at the hot dip galvanizing line.
Shipments of cold strips also reached a record 1.77 million tons shipped during 2003.

## SALES

Despite the uncertain environment, the Usiminas System managed to supply 59% of the domestic market, without endangering its important share in international markets. The Company reacted to more intensive competition in the Brazilian market from new entrants by improving its commercial strategies and seeking new technologies to add value to its product mix.

During 2003, the Company sold 7.7 million tons of rolled and processed steel products, very close to that of 2002, despite the shutdown of Blast Furnace 2, which curtailed production by approximately 150 thousand tons.

## Domestic Sales

Sales to the domestic market repeated the 69% share in total sales of 2002, totaling 5.3 million tons, or 1% less than in 2002, the result of a steep decline in orders from key sectors such as large-diameter pipe, and stiffer competition in sectors making up the "great network" – distribution, re-rolling, shapes and small-diameter pipe.

Despite tougher competition from new players to the market, the System still achieved a 59% market share in 2003, 3% below that of the previous year. Usiminas's share was 35%, a 2% decline from 2002, while Cosipa's market share came to 24%, just 1% below 2002. Stronger performance, however, from the automobile and construction industries enabled Ipatinga's hot dip galvanizing line to gain 1.5% market share.

| SECTORS | % SHARE | |
|---|---|---|
| | 2003 | 2002 |
| Large-diameter pipe | 98 | 100 |
| Industrial equipment | 98 | 96 |
| Agricultural machinery | 79 | 85 |
| Small-diameter pipe | 67 | 80 |
| Auto parts | 68 | 73 |
| Distribution | 56 | 62 |
| Automobiles | 60 | 62 |
| Electronic equipment | 58 | 54 |
| Construction | 56 | 54 |
| Home appliances | 43 | 43 |
| Others | 43 | 41 |
| **Total** | **59** | **62** |

Usiminas is Brazil's major supplier to the automobile industry (57% market share), the agricultural and highway construction equipment (60%) and large-diameter pipe (89%) sectors. Cosipa's presence is stronger in the industrial machinery sector (53%), naval construction (99%) and shapes (68%). Between them, the two companies dominate 58% of the appliance and consumer electronics market and 98% of the industrial machinery and equipment market, as well as maintaining an important presence in such high-volume markets as construction (56%), small-diameter pipe (67%) and distribution (56%).

The domestic market is a priority for the Usiminas System companies, as can be seen from their participation in sectors such as distribution – which in 2003 accounted for 30% of sales – followed by the automobile industry (22%), small-diameter pipe (10%) and construction (9%). The large-diameter pipe market accounted for only 6% of sales, due to difficulties in obtaining financing and project delays both in Brazil and overseas.

**SALES VOLUME - USIMINAS SYSTEM (MILLION TONS)**


1.3
4.2
1.0
5.1
1.2
5.4
2.3
5.4
2.4
5.3
1999
2000
2001
2002
2003
Export market
Domestic market

### Exports

The Usiminas System exported 2.4 million tons or 31% of total sales in 2003, a 3% increase over 2002.

The product mix, however, underwent a substantial shift to higher value-added products. Shipments of galvanized and cold-rolled steel advanced 56% and 33%, respectively, while slab exports fell by 13%.

The strongest growth was in sales to China, which amounted to 794,000 tons, a full third of total exports. Exports to Asia, comprising China, South Korea, Taiwan, Thailand, Singapore and Japan, accounted for 52% of overseas shipments, totaling 1,234,000 tons of slab and rolled products.

**PRINCIPAL EXPORT MARKETS**

| COUNTRY | % SHARE OF SALES |
|---|---|
| China | 33.5 |
| USA | 12.1 |
| Taiwan | 9.3 |
| Thailand | 8.7 |
| S. Korea | 8.3 |
| Mexico | 6.1 |
| Chile | 4.5 |
| Argentina | 4.3 |
| Others | 13.2 |
| **Total** | **100.0** |

## LOGISTICS

The Usiminas System created a Logistics working group in 2003, called the Strategic Logistics Group, in which representatives from the Sales, Marketing and Logistics areas meet to analyze and develop projects for offering System customers personalized service. With the support of the IT area, they developed on-line instruments for programming and monitoring both production and delivery, thus widening the scope for offering just in time service.

The System has nine strategically located distribution centers offering exclusive service: Imbiruçu (Betim/MG), Usicon (Contagem/MG), Usicentro (Taubaté/SP), Tesp (São Paulo/SP), Utinga (Santo André/SP), plus the centers specially created for large-scale customers, such as Camaçari/BA (to service Ford), Limeira/SP (Meritor), Piracicaba/SP (Caterpillar) and Porto Alegre/RS (Zamprogna/GM in Gravataí).

The Usiminas System also adds value to its product mix by processing steel for delivery as products like slitters and blanks at its own Service Centers or those of its affiliates: UMSA (Ipatinga/MG), Usial (Serra/ES), Usicort (Betim/MG), Rio Negro (Guarulhos/SP and Taubaté/SP) and Dufer (São Paulo/SP).

At present, the Company has two port terminals: a private terminal at the port of Praia Mole (TTPM) in Serra/ES and a private terminal at the port of Cubatão (TMPC), on the São Paulo coast.

The Praia Mole terminal is operated jointly with Açominas and Companhia Siderúrgica Tubarão (CST) and is equipped to handle seven million tons/year of cargo. During 2003, 842,000 tons of Usiminas products were shipped through Praia Mole, as well as 371,000 tons of third-party cargo, resulting in revenues of R$11.4 million.

The Cubatão terminal, dedicated mainly to Cosipa, handled 485,000 tons of general cargo, generating revenues of R$11 million. Jointly with Rio Cubatão, it handled 121,000 containers (13% of the port of Santos' container traffic) for revenues of R$52 million.

## USIMINAS SYSTEM LOGISTICS


NE
MG
ES
SP
RJ
PR
SC
RS
Steelworks
Distribution centers
Service centers
Ports

## IT

IT activities are strategic for Usiminas. In 2003, the Company embarked on a SAP solution integration project (ERP – Integrated Management System). Using a more recent and comprehensive version of SAP, it was able to integrate processes at both Usiminas and Cosipa in the areas of sales, distribution logistics, billing, maintenance, supplies, human resources, costs and finance.

The Committee responsible for analyzing IT priorities and investments also oversees projects in areas such as e-commerce, PCP (a new Production Planning and Control project), downsizing (substituting the mainframe with local networks), production control systems and the Information Security program.

In a bold move, all of the servers of the Usiminas System were concentrated in a single data processing center in Ipatinga (MG). The idea is to make it easier to manage the basic data processing and transmission infrastructure, facilitate decision-making and maximize operating synergies and cost savings by sharing hardware, software and personnel.

Plans for 2004 include implementing the SAP project, stabilizing the program, exploring the functional resources of the new PCP solution, proceeding with the downsizing, intensifying internal communication within the System by implementing the new Intranet and updating the technology of data communication to meet new needs.

## TECHNOLOGY

The Usiminas System is renowned for the quality of its products and for employing the latest technology. It is

PLTCM operations room.



*constantly investing in plant modernization and in the* technological recycling of employees, through partnerships, cooperation agreements, training and proprietary research, in order to absorb technological advances, meet the specific needs of the production area, and improve processes and products.

To this end, the Company has a technology agreement with the Nippon Steel Corporation to give it access to advanced, higher value-added steel technology. The System was visited by 69 Nippon Steel technicians during 2003 for exchanges of ideas and experiences covering the areas of reduction, the steel plants, rolling mills, maintenance, energy and utilities, the environment, metallurgy and production control. As a result of this technology agreement, Cosipa was able to market its technical assistance services in the areas of refining and continuous casting to Nisco of China.

The System has also broadened its licensing of the Cojet technology developed jointly with Praxair, which reduces the cost of processing molten steel and improves production quality in the steel plant. The new technology will be used in one of Cosipa's converters and in another of Usiminas's converters.

Usiminas acquired Steel Frame technology from Siderar of Argentina. This technology uses the quality of galvanized steel to offer the most advanced, fastest and lightest solutions for construction.

The policy of keeping abreast of technological changes has opened up opportunities for turning technology sales to *Brazilian and overseas companies into a source of revenue.* Usiminas disbursed R$5.9 million on technological upgrades *during 2003 and earned revenues of R$18.3 million from the* sale of technical assistance, training and services to other steel companies. An outstanding example of this is the technical assistance contract with Sidor of Venezuela, focused on increasing competitiveness in the areas of products, processes and management.

The Usiminas System's technology balance for the year was positive: R$5.9 million was spent on acquiring or developing technology, against R$18.3 million in revenues from technology sales to other steel companies.

## USIMINAS RESEARCH CENTER

The mission of Usiminas's Research and Development Center (IGD), located in Ipatinga, is to develop proprietary technology and reduce dependence on foreign technical assistance.

The research activities, the seeds of which were planted in 1964, received a boost with the inauguration of the first five laboratories in 1971. IGD currently has fourteen laboratories staffed with 136 professionals, 48 of which are engaged in research (70% of them having postgraduate degrees).

Besides enhancing technologies acquired externally, developing new products and improving existing processes, *the Center also performs applications engineering work on* specific customer needs.

Among its projects for 2003, IGD worked on solutions for reducing the consumption of coal and coke in the blast furnaces, for improving the internal and surface quality of slabs from the continuous caster and for developing mathematical control and simulation models of processes at the cold and hot rolling mills. Much of its research and development work was aimed at assimilating and supporting the implementation of new technologies, especially the CAS-OB and Cojet™ processes.

In the area of product research, the Center concentrated on developing advanced, high-resistance steel for the automobile industry, improving the mechanical characteristics of steel used in pipes for transporting oil and gas, determining parameters for the use of coated steel and developing steel with high mechanical strength and resistance to rust and fire for the construction industry. Usiminas spent R$10.4 million on the Center during 2003, 45% on processes, 40% on products and 12% on environmental research. A total of 546 studies were concluded.

## COST REDUCTIONS

The synergies between Usiminas and Cosipa also brought about cost savings for the System. For example, joint purchasing of 285 items produced cost savings totaling R$11 million. Integration also led the two companies to compare and standardize contracts, which led to a further R$1.6 million in cost reductions. Total savings were R$13 million.

Usiminas introduced a cost-reduction plan at its steelworks, covering more than 40 operational projects, which produced cost savings of R$39 million without endangering the operational stability of the plant. Some of the highlights were:

- **Raw materials –** R$3 million in savings from reducing the use of lime in the sintering process, increasing the use of soft coal in the coke plant, reducing the stock of fuel oil and other operating adjustments;
- **Major overhauls –** a R$3.5 million gain from reducing the scope of overhauls/repairs; and
- **Supplies –** total savings of R$21 million from reducing supplies of raw materials, spare parts and materials in general.

## ENERGY SELF-GENERATION

As part of the drive to optimize the use of energy, the turbine on top of Blast Furnace 3 commenced operations in July 2003, using blast furnace gases to generate energy. This increased internal energy generation from 40MWh to 50MWh, raising self-sufficiency in energy to 25% at Ipatinga.

Given the energy situation in Brazil, the Company will continue investing in self-generation, expecting to generate 50% of the energy it consumes at the steelworks by 2007.

> The inauguration of the turbine atop Blast Furnace 3 raised the percentage of self-generated energy at the steelworks to 25%. This figure is projected to reach 50% by 2007.

> "The changes already taking place in the international steel industry will be our platform for even faster growth."



Hot metal sample.

## CHALLENGES OF THE GLOBAL STEEL INDUSTRY

All over the world, companies are discovering that, in order to survive in the evolving steel environment, it is necessary to have self-sustaining plants, to be constantly on the lookout for new business niches, to be technologically advanced and, above all, to strive for economies of scale, in order to face competition without borders or protectionism.

The Brazilian steel industry has a good chance of surviving in such an environment. However, to carve out space for itself, produce on a global scale and remain truly Brazilian, it needs to restructure. Usiminas has already taken the first step by acquiring Cosipa, which it incorporated gradually and carefully, with respect for the values and cultures of others. One result was greater production and competitiveness; another was a deeper understanding of the acquisition process, which has prepared Usiminas well for future challenges. The System is more mature, has put down new roots and is ready to resume growth.

**Brazil's Competitiveness in Steel**

- Abundant high-quality iron ore;
- Well-located and technologically modern steelworks;
- Competitive costs;
- Quality products and environmental management;
- Local capital and 100% private sector; and
- Competent managers and operators.

## STRATEGIC OBJECTIVES

**Social Responsibility**

To guarantee the public credibility and social and environmental legitimacy of the Usiminas System Companies through product development and initiatives in the area of social inclusion and preservation of the environment for future generations.

**Customers**

To attend to individual customer needs and expectations, mobilizing the integrated forces of the System Companies to ensure customer satisfaction and a firm market presence.

**Profits**

To maximize profits by reinforcing the competitiveness and the market image of the Usiminas System Companies, searching for new opportunities, paring costs, raising revenues and productivity and maximizing value for shareholders, customers, suppliers, employees, the government and the community.

**Personnel**

To ensure that people remain one of the Usiminas System's competitive advantages, by creating an environment where they feel motivated and are constantly learning, can develop and exercise their talents and share values, so as to meet challenges and deadlines in a climate of permanent collaboration and teamwork.

**Corporate Management**

To maximize the contribution of the System Companies by exploiting their individual competencies and ensuring the best possible market position, the lowest costs and maximum efficiency through coordination of their strategic initiatives.

**Corporate Competitiveness**

To constantly incorporate new technologies and research techniques, obtaining the maximum benefit from synergies in the Companies' value chain, promoting the spread of technology and mutually beneficial partnerships based on lasting, mutual trust, ensuring that the System is sufficiently fast and flexible to ward off threats and seize opportunities.



Usiminas's preferred shares gained an outstanding 453% during the year, the second largest price gain of any company on the São Paulo Stock Exchange index.

Stock Exchange.

## CONSOLIDATED RESULTS

### Net Revenue

Usiminas's net revenues increased 31% to R$8.7 billion in 2003. Average weighted price by volume rose from R$832.51/ton in 2002 to R$1,080.24/ton in 2003, largely the result of higher domestic market prices and a higher percentage of cold rolled and electrogalvanized products in the sales mix. Export performance benefited from higher international prices and an improved product mix.

**CONSOLIDATED NET REVENUE R$ MILLION**


+31%
3.1
3.9
4.9
6.6
8.7
1999
2000
2001
2002
2003

**USIMINAS SYSTEM - SALES**

| | DOMESTIC MARKET | | | EXPORT MARKET | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | Var. | 2002 | 2003 | Var. | 2002 | 2003 | Var. |
| Plates | 1,209 | 1,164 | -4% | 313 | 405 | 29% | 1,522 | 1,569 | 3% |
| Hot-rolled | 2,023 | 1,864 | -8% | 285 | 206 | -28% | 2,308 | 2,070 | -10% |
| Cold-rolled | 1,317 | 1,431 | 9% | 316 | 481 | 52% | 1,633 | 1,912 | 17% |
| Galvanized | 425 | 487 | 15% | 66 | 102 | 55% | 491 | 589 | 20% |
| Slabs | 97 | 117 | 21% | 1,188 | 1,038 | -13% | 1,285 | 1,155 | -10% |
| Processed Products | 341 | 279 | 18% | 143 | 136 | -5% | 484 | 415 | -14% |
| **Total Sales Volume** | **5,412** | **5,342** | **1%** | **2,310** | **2,368** | **2%** | **7,722** | **7,710** | **0%** |
| **Average Price** | **866.19** | **1,149.20** | **33%** | **753.81** | **924.47** | **23%** | **832.57** | **1,080.24** | **30%** |

### Gross Profit

Gross profit improved 31% to R$3.1 billion, with the gross margin stable at 36%. The cost of goods and services sold reflected a natural increase in costs as the sales mix incorporated more value-added products, as well as higher raw material costs: iron ore, electrical energy, coke, coal, shipping, etc. Average cost per ton rose 30% over the previous year from R$553.88 to R$722.47.

**USIMINAS UNCONSOLIDATED PRODUCTION COSTS - 2003**


Electricity
6%
Depreciation
7%
Others
1%
Maintenance
26%
Labor
9%
Raw Materials
51%

## Operating Result

Operating income before financial expenses and equity income (EBIT) increased 33% to R$2.6 billion. The fact that the EBIT margin stayed stable at 30% is evidence that the increase in operating expenses, basically the result of the collective wage agreement, was made up for by higher operating margins.

Operating cash generation (EBITDA) continued the upward trend, fueled by the investments in production, growing 26% to R$3.1 billion.

### EBITDA MARGIN


37%
34%
35%
31%
32%
3.1
2.4
1.5
1.3
1.0
1999
2000
2001
2002
2003
EBITDA (R$ billion)
EBITDA margin

## Financial Result

Net financial expenses declined 68% from R$2.7 billion to R$851 million in 2003, largely as the result of lower net currency losses. The 18% appreciation of the Real against the dollar generated R$49 million of financial income, net of R$993 million of currency swap losses. In 2002, the depreciation of the Real generated R$1.9 billion of financial expenses, net of R$671 million of currency swap gains.

## Net Income

Usiminas reported net income totaling R$1.3 billion in 2003, compared with the net loss of R$325 million in 2002, directly related to the effect of that year's currency depreciation on its dollar-denominated debt.

The improved performance can be attributed to growing synergies between Usiminas and Cosipa, the increase in sales of higher value-added products and management decisions that reduced the loss of market share to new entrants to a minimum.

## Capital Structure

Consolidated gross debt declined 20% from R$9.5 billion to R$7.6 billion in December 2003, a combination of the favorable effect of the currency appreciation on dollar-denominated debt and actual amortizations totaling R$956 million, net of new debt raised during the year. Longer maturities helped improve the debt maturity schedule. Long-term debt increased to 63% of the total, compared with 59% in 2002.

Trade finance accounts for 39% of total debt, BNDES for 20%, debentures for 3%, and a mixture of transactions for the rest. On December 31, 2003, financial or operating hedges covered 65% of the foreign currency-denominated debt.

Usiminas succeeded in reducing its Gross Debt/EBITDA ratio from 3.9x in 2002 to 2.5x in 2003, reflecting not only improved operating cash generation, but also the priority given to debt reduction.

### GROSS DEBT (R$ BILLION)


-20%
9.5
7.6
2002
2003

## CONSOLIDATED DEBT

| | DEC.31/03 | | | DEC.31/02 | | |
|---|---|---|---|---|---|---|
| R$ million | Local Currency | Foreign Currency | Total | Local Currency | Foreign Currency | Total |
| Short-term | 549 | 2,255 | 2,804 | 746 | 3,175 | 3,921 |
| Long-term | 1,637 | 3,146 | 4,783 | 1,899 | 3,715 | 5,614 |
| Gross debt | 2,186 | 5,401 | 7,587 | 2,645 | 6,890 | 9,535 |
| Cash and equivalents | 581 | 262 | 843 | 418 | 314 | 732 |
| Net Debt | 1,605 | 5,138 | 6,744 | 2,227 | 6,576 | 8,803 |

### Capital Expenditures

Consolidated capital expenditures amounted to R$475 million in 2003. At Ipatinga, the main projects were the revamping of Blast Furnace 2 and the installation of the turbine on top of Blast Furnace 3 to generate electricity from blast furnace gases. In Cubatão, the highlights were the conclusion of the revamping of Coking Battery 1, the inauguration of the degassing unit in the steel plant and initial work on Coking Battery 2.

The investment program for 2004 will concentrate on projects aimed at improving the product mix, maintenance and small repairs. Usiminas will also invest in increasing pig iron production to enable it to grow its molten steel production to 5 million tons/year. The total capital expenditure budget for the Usiminas System is R$440 million.

### Value Added Statement

Value added is a measure of the wealth created by the Company and distributed throughout the community, represented by the difference between revenues and the total services and materials acquired from third parties. In 2003, consolidated value added totaled R$4.4 billion.

| | 2003 | 2002 |
|---|---|---|
| **Distribution of Value Added** | **4,401** | **4,740** |
| **R$ million** | | |
| Payroll and payroll taxes | 801 | 621 |
| Taxes, fees and contributions | 1,640 | 598 |
| Interest and financial costs | 654 | 3,846 |
| Dividends and interest on shareholders' equity | 400 | 0 |
| Retained earnings (losses) | 906 | (325) |

## DISTRIBUTION OF VALUE ADDED - 2003
## R$ 4.4 BILLION


Retained earnings
21%
Shareholders
9%
Banks
15%
Employees
18%
Government
37%

## STOCK PERFORMANCE

Brazilian equity markets during 2003 benefited from the gradual reduction in interest rates, the return to normal of capital flows and expectations of economic recovery. The Ibovespa index gained 97.3% during the year, while Usiminas's preferred shares (USIM5) climbed an outstanding 453.0%, the second largest price gain of any company on the São Paulo Stock Exchange index.



Usiminas PN x Bovespa
600
500
400
300
200
100
0
USIM5
Bovespa
30/dec
30/jan
28/feb
30/mar
30/apr
30/may
30/jun
30/jul
30/aug
30/sept
30/oct
30/nov
30/dec
(Base 100 = Dec.30, 2002)


### SUMMARY OF STOCK PERFORMANCE – USIMINAS PNA (USIM5)

| | 2002 | 2003 | Variation |
|---|---|---|---|
| **Number of trades** | **65,895** | **114,369** | **74%** |
| Daily average | 265 | 457 | |
| **Number of shares traded – thousand shares** | **156,428** | **200,034** | **28%** |
| Daily average | 628 | 800 | |
| **Financial Volume – R$ million** | **1,012.8** | **3,186.2** | **215%** |
| Daily average | 4.1 | 12.7 | |
| **Year-end price per share (*)** | **6.14** | **33.95** | **453%** |
| **Market capitalization – R$ million** | **1,383.2** | **7,648.4** | **453%** |

(*) Adjusted for corporate actions

Not only the share price, but also share liquidity, improved, with the result that Usiminas's weighting in the Ibovespa share index rose from 1.491% in December 2002 to 2.673% at year-end 2003, consolidating its position as one of the principal blue chips on the Brazilian exchanges. Average daily trading on the Bovespa climbed to R$12.8 million, well above the R$4.1 million in 2002.

## SHAREHOLDER BREAKDOWN

Shareholders' equity in the Company at December 31, 2003 totaled R$1,281 million, represented by 225,285,820 shares: 112,280,152 common shares; 112,111,453 Class A preferred shares; and 894,215 Class B preferred shares (convertible into the more liquid Class A shares). A minimum 25% of each year's adjusted net income is distributed to shareholders. Preferred shareholders earn

10% higher dividends than common shareholders. Usiminas's shares are listed on the São Paulo Stock Exchange and also trade on the OTC market in the US in the form of level 1 ADR's.

Privatized in 1991, Usiminas holds 52.97% of its voting stock (control group) made up of: Nippon Usiminas (18.39%), Usiminas Employee Pension Fund (13.24%), Camargo Corrêa (7.25%), Votorantim (7.25%), Bradesco (2.59%), Banco Comercial de Investimento Sudameris (1.91%), Rio Negro (1.25%) and Fasal (1.09%). Other shareholders include Cia. Vale do Rio Doce (22.99%), Previ (14.90%) and others (9.14%).

**USIMINAS - VOTING SHARES**


Sudameris 1.9%
Rio Negro 1.3%
Fasal 1.1%
Bradesco 2.5%
Votorantim 7.3%
Others 8.9%
Camargo Correa 7.3%
Usiminas Employee Pension Fund 13.4%
CVRD 22.9%
Previ 14.9%
Nippon Usiminas 18.4%

## DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In August 2003, the Company paid R$0.3730 per common share and R$0.4103 per preferred share in the form of interest on shareholder's equity for the first half of 2003.

In December of the same year, the Board of Directors voted to pay supplementary interest on shareholders' equity of R$1.1977 per common share and R$1.3175 per preferred share.

On March 4, 2004, the Board of Directors voted to pay supplementary dividends equivalent to R$0.1995 per common share and R$0.2195 per preferred share. Total payments for 2003 by Usiminas to its shareholders amounted to R$400.01 million.

**COSIPA - TOTAL EQUITY**


Others 7.1%
Usiminas 92.9%



> "We have equipped ourselves for the second stage of the Usiminas System's growth with a Value Creation Agenda."

Usiminas headquarters in Belo Horizonte.

# CORPORATE GOVERNANCE AND INVESTOR RELATIONS

During 2003, the Usiminas System made steady progress on its Value Creation Agenda, developed for the benefit of shareholders, customers, suppliers, employees and the community, all of them partners that have invested trust, capital, talent and effort in the Company.

The aims of the Agenda are clear: to exercise strict control of capital expenditures; to maintain a regular, clear and open dialogue with investors; to progress towards increased integration between Usiminas and Cosipa, creating value for the Usiminas System; and to reduce the level of debt. Progress was made on all these fronts during 2003, as part of the System's constant search for sustainable growth.

A corporate management strategy was also developed, including extensive executive training in stress control and a focus on business continuity planning.

The System's efforts to improve communication with shareholders, analysts and investors were rewarded. Anefac (The National Association of Finance, Administration and Accounting Executives) recognized Usiminas as one of the ten companies with the most transparent and reliably informative annual report in the market.

## INVESTOR RELATIONS

As a means of bringing the Company closer to the analyst and investor community, Usiminas hosted its 1st Annual Investor and Analyst Meeting at the Intendente Câmara steelworks in Ipatinga in April 2003. The event was attended by about 200 participants and signaled the Company's

1st Annual Investor and Analyst Meeting.



commitment to increasing transparency in its investor communications. Investors met with CEO Rinaldo Campo Soares, members of the Board of Directors and executives from the main companies of the System. After presentations by board members, participants visited key areas of the steelworks.

Some of the comments after the event:

**"The visit seems to be signaling a new phase, in which every effort will be made to improve the flow of information and increase investor understanding of the Company." Banco Brascan**

**"Management was massively present, addressing important issues, such as debt reduction and long-term growth strategy. We see the Company's effort to get closer to investors as very positive..." Merrill Lynch**

Besides the Intendente Câmara visit, the Company took part in six other events during the year, including equity research conferences hosted by banks and Apimecs and meetings for capital market analysts and investment professionals.

## INTERNAL CONTROLS

The Internal Control System aims at ensuring compliance with the Company's strategic policies and objectives through the use of an organizational structure, norms and procedures that prioritize control mechanisms commensurate with the response time of a competitive environment.

The Control System is constantly being revised and monitored for effectiveness throughout the Company, in order to guarantee compliance with its commitment to ethical business practices, transparent information, the rational use of resources and preservation of the organization's assets and interests.

During 2004, priority will be given to reviewing the effectiveness of the Internal Control System as an instrument for safeguarding against risks in processes and the business cycle, with emphasis on comparative analysis of the control mechanisms used by the different System companies and the identification of opportunities for synergies and best practices.

## BOARD OF DIRECTORS

The Board of Directors elects the members of the Executive Board and determines their responsibilities. It must set the Company's overall business strategy and provide management with basic guidance and performance criteria. The Board's responsibilities also include approving and monitoring annual budgets, capital expenditure programs and stakeholdings in other companies. It is comprised of nine full-time members and their respective alternates, elected by the General Shareholders' Meeting, plus a chairman, who is a permanent member. One of the seats on the Board is always reserved for a representative of the employees. The term of office for board members is two years and re-election is permitted. In 2003, the Board held 4 ordinary and 3 extraordinary meetings.

## EXECUTIVE BOARD

The Executive Board is comprised of one CEO and four directors, whose terms of office coincide with those of the Board of Directors. Re-election is permitted.

The Executive Board has the authority to undertake those activities provided for in the Company's corporate purpose, within the framework of applicable legal or statutory provisions and the decisions made by the General Shareholders' Meeting and the Board of Directors.

The CEO alone is empowered to represent the Company, chair the Executive Board meetings, coordinate and direct the activities of the other directors in their respective areas and ensure that the decisions of the Board of Directors and the Executive Board are carried out.

## AUDIT BOARD

The Audit Board is a non-permanent board, composed of five members, plus their respective alternates, elected by the General Shareholders' Meeting. It is responsible for monitoring management's activities and ensuring compliance with its legal and statutory obligations, as well as the quarterly analysis of the Company's financial statements. It also issues opinions concerning proposed capital increases, investment plans, dividend distributions and any incorporation, merger, split or other change in corporate form.

Usiminas Privatization Shareholder Meeting – 1991.



"30% of production is exported, which naturally hedges our hard-currency denominated imports."





Night view of Blast Furnace at the Intendente Câmara Steelworks.

# RISK MANAGEMENT

The Usiminas System's activities expose it to a number of risks, all of which are carefully analyzed and monitored through the use of dynamic and advanced risk management systems. Action plans are frequently reviewed, permitting rapid changes of strategy in the face of unexpected events. The Company's corporate management includes training at several levels, in order to make employees more aware of potential risk situations or conflicts and enable them to make more balanced decisions.

**Operating risk –** by the very nature of their activities, steel companies are constantly exposed to the risk of accidents in the production area, due to the handling of explosive gases and the continuous operation of high-temperature furnaces. Usiminas has continually invested in minimizing these risks, through plant modernization, a strict schedule of maintenance, training in machinery operation and occupational safety, insistence on high-quality safety equipment and its use, and strict control of access to the areas of higher risk. The result is that the Company pays one of the lowest premiums in the market for the all-risk policy covering the Company assets.

The purchasing department, responsible for the uninterrupted supply of the countless raw materials and other inputs needed to keep the Company producing, has taken certain preventive measures, such as signing long-term commercial agreements with strategic suppliers of raw materials, other materials and services. It also closely monitors trends in a number of markets in order to guard against risks and identify opportunities.

**Foreign exchange risk –** The Usiminas System exports roughly 30% of production, which constitutes a natural hedge, a stable source of hard currency estimated at US$800 million in 2003. In addition, the Usiminas System uses derivatives to swap the foreign currency risk of part of its debt into local currency risk. Its policy is to protect its foreign currency cash flow.

**Financial risk –** During 2003, the Usiminas System was successful in negotiating a longer debt maturity schedule, in order to alleviate a previous concentration of short-term maturities. Cosipa issued R$240 million of four-year debentures in the fourth quarter of 2003, as well as its first Eurobond, US$75 million for three years. In the first two months of 2004, Cosipa issued a second Eurobond, US$175 million for five years, and closed a US$135 million export pre-payment loan, also for five years.

**Technological risk –** As protection against technological risk, the company has a sophisticated Research and Development Center of its own that is thoroughly familiar with and is constantly testing the Company's technological solutions. This reduces dependence on foreign technical assistance and provides the Company with a specialized team, should technical problems crop up.

The Usiminas System has a history of patenting its technological improvements and inventions since the 1970's, in order to protect its legal, technical and economic interests, and as part of its overall philosophy of technological development. Consequently, Usiminas is leader in Latin America by number of steel sector patents held. By 2003, the Company had filed for 454 patents with the National

Institute of Industrial Property (INPI) and 51 overseas, with 294 patents already granted in Brazil, and 23 overseas. Cosipa has also increased the number of patents granted by the INPI over the years, now holding 83.

**Market and timing risks –** The steel sector depends on imported raw materials and inputs, and is thus vulnerable to sudden changes in economic conditions. The history of international raw materials and finished goods prices has been erratic, forcing the System to constantly monitor markets and adapt its commercial policies to changing market conditions. A Group for Evaluating Scenarios and Competition exists, in which company executives analyze market and timing risks on a monthly basis, enabling them to react rapidly to sudden changes. Besides this on-going analysis, the System also invests in continuous improvements in products and services and has expanded its ability to service customers, so as to maintain leadership in its principal market segments.

**Environmental risk –** The most significant environmental threats are at Usiminas's Intendente Câmara and Cosipa's José Bonifácio de Andrada e Silva steelworks. Steel production releases particles into the air, such as sulfur and nitrogen oxides and volatile organic compounds. The major threats to the water are changes in Ph and the presence of ammonia, suspended solids, cyanide, phenol, oils, greases and alterations to the biochemical need for oxygen. Solid waste

DNV

DET NORSKE VERITAS

**OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM CERTIFICATE**

Certificate No. 485-2001-SPA

DET NORSKE VERITAS CERTIFICADORA LTDA.
certifies that the Occupational Health and Safety Management System of

**COMPANHIA SIDERÚRGICA PAULISTA COSIPA**

*Estrada Piaçaguera, km 06*
Cubatão, SP - Brasil

Has been found to conform to the Occupational Health and Safety Management System Standard:

**OHSAS 18001:1999**

This Certificate is valid concerning all activities related to:

**MANUFACTURING AND COMMERCIALIZATION OF INTEGRATED STEEL WORK PRODUCT AND BY-PRODUCTS**

Place and date:
São Paulo, November 20th, 2001

For the Certification Organization:
DET NORSKE VERITAS CERTIFICADORA LTDA.
BRAZIL

Maurício Venturin
Certification Manager

DET NORSKE VERITAS * 1864 *

This Certificate is valid until:
October 5th, 2004

Original Certification date:
October 5th, 2001

Conformity to the standard is verified by Lead Auditor
*SILVIO HIRATA*
*registered at DNV Certificadora Ltda*

Lack of fulfillment of conditions as set out in the Appendix may render this certificate invalid

DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 2180-2003-HSO-SPA-DNV, Rev. 1

*A DET NORSKE VERITAS CERTIFICADORA LTDA certifica que o Sistema de Gestão* de Segurança e Saúde Ocupacional da organização

**USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS**

em
Av. Pedro Linhares Gomes, 5431 - Ipatinga, MG - Brasil
Sede/ Gerência de Vendas/ Exportação: Rua Prof. José Vieira de Mendonça, 3.011 - Belo Horizonte, MG - Brasil
*Gerência de Vendas Rio de Janeiro/ Industrial: Av. Marechal Floriano, 19 - Sala 1901 - Rio de Janeiro, RJ - Brasil*
São Paulo/ Automotiva: Av. do Café, 277 - Torre A - São Paulo, SP - Brasil
Centros de Distribuição/ Taubaté: Av. Bandeirantes, 9.000 - Taubaté, SP - Brasil
Imbiruçu: Av. Belo Horizonte, 15 - Betim, MG - Brasil
TESP: Rua Colônia de Assunção, 67 - São Paulo, SP - Brasil
*Terminal Vitória: Av. Dante Micheline, s/nº - Vitória, ES - Brasil*

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

**OHSAS 18001:1999**

para o seguinte escopo de produtos e serviços:

**FABRICAÇÃO INTEGRADA, DISTRIBUIÇÃO E COMERCIALIZAÇÃO DE PRODUTOS E SUBPRODUTOS SIDERÚRGICOS, ABRANGENDO LAMINADOS PLANOS REVESTIDOS E NÃO REVESTIDOS, PEÇAS FUNDIDAS E FORJADAS E FORNECIMENTO DE SERVIÇOS DE TRATAMENTO TÉRMICO, SOLDAGEM E USINAGEM.**

Local e data:
São Paulo, 2004-02-13

Pelo Organismo Credenciado:
DET NORSKE VERITAS CERTIFICADORA LTDA.
BRASIL

Luciano Diniz Araújo
Gerente Técnico

DET NORSKE VERITAS * 1864 *

Este Certificado é válido até:
2005-10-02

Data da Certificação original:
2003-07-04

A conformidade com a Norma para o escopo indicado foi verificada pelo Auditor Líder
*SILVIO HIRATA*
registrado pela DNV

A não observância das condições estabelecidas no Apêndice pode tornar este Certificado inválido
DET NORSKE VERITAS CERTIFICADORA LTDA. Av. Brig. Faria Lima, 1993/Conj.43 – São Paulo, SP – Fone/Fax: +55 11 3815 5399/3097 8859

is mostly slag and sludge. All of these risks are constantly monitored, enabling the Company to implement continuous improvements that have since been audited and awarded ISO 14401 certification by Det Norske Veritas (DNV).

**Information security –** Information is nowadays considered one of a company's major assets, underscoring the importance of systems for managing information. New technologies such as e-business and private virtual networks with remote access, mostly via internet, have woken companies up to the need for security, since they have become vulnerable to a wider universe of threats. This has led Usiminas to take action to manage these risks and guarantee the security of information by defining overall guidelines for the use of its IT resources and by creating a formal structure for managing the same. In this context, priority was given to a number of projects: optimization of the security infrastructure, using software and hardware solutions, mainly for protecting the Company's interconnections with the outside world; classification and control of the content of information to be used for defining risk management strategies; audits and analysis of vulnerabilities to monitor asset exposure to risk; and the physical security of the Data Processing Center, to ensure availability and service, since all corporate information has now been concentrated there. In addition, new technologies and trends are constantly being analyzed to keep the level of security risk under control.

Gasometer.


USIMINAS



"Our professional staff was trained throughout 2003 to ensure that the System's objectives were achieved."

Márcio Gomes - Usiminas employee

Production targets and financial results are challenges that require competent and well-trained professionals. This is the Usiminas System view, leading it to continuously invest in a policy of attracting and retaining talent, using modern management techniques that provide opportunities for personal and professional advancement. The Company offers market compensation, with a package of benefits in the areas of health and quality of life, supplementary pensions and training and development, including postgraduate studies and self-education programs.

Policies such as these have enabled the companies in the System to register substantial productivity gains, as measured by man/hours per ton of finished product. This rate remained unchanged at 3.44 for the year at Usiminas, despite the programmed shutdown of one of its three blast furnaces, and reached 2.66 at Cosipa.

## OCCUPATIONAL HEALTH AND SAFETY

In addition to its operating, economic and financial results, the Usiminas System also succeeded in reducing work accidents and occupational health problems from 74 cases in 2002 to 57 in 2003.

In collaboration with Sesi/Regional Vale do Aço and the Associação Esportiva e Recreativa de Ipatinga (Usipa), Usiminas expanded its Occupational Exercise Program to cover approximately 1,700 employees per day. It also adapted its health management system to conform to the "Occupational Health and Safety Assessment Series" - OHSAS 18.001, after an audit by Det Norske Veritas.

## HEALTH AND SOCIAL SECURITY

The Usiminas System contributes towards the cost of health plans for employees and their families, currently totaling 115,000 participants, through the São Francisco Xavier Foundation.

To guarantee top quality treatment, the Foundation supports an Integrated Dental Care Center – a benchmark in dental disease prevention – and the Márcio Cunha Hospital in Ipatinga, as well as maintaining reciprocal arrangements with a broad network of hospitals, clinics, laboratories and healthcare professionals throughout the country. The Usiminas System also offers a supplementary pension plan, administered by the Fundação Cosipa de Seguridade Social and the Caixa dos Empregados da Usiminas, with 36,982 participants, including contributors and beneficiaries.

Steel Plant 2.



"The Usiminas System is alert, prepared and has well-defined plans for facing new challenges. We will not miss opportunities."



Blast furnace.

# OUTLOOK

The positive macroeconomic indicators at year-end 2003 – inflation under control, lower interest rates, trade surplus – hold out the prospect of a more productive year for companies in Brazil, with improved chances of growth, a positive outlook for the domestic steel market and the possibility of new investments. Even if the recovery in domestic consumption is slower than expected, overseas sales should be firm, guaranteeing demand for exporters.

Competition between Brazilian steel producers will intensify in 2004, and a key to success will be a broad product range. Usiminas is forecasting increased sales to Brazilian customers owing precisely to its product portfolio and the steps it has taken to provide customers with exclusive service.

Changes in international steel trade flows are expected, owing to the return of US companies to the market following the lifting of the US surcharges. Orders from two major consumers – the US and China – are expected to keep demand strong throughout 2004 and create new business opportunities for the steel sector.

Absent major changes, increased demand is forecasted for both domestic and export markets, although freight, raw materials and other input costs will tend to stabilize after steep rises in 2003, especially during the second half of the year. With the major shutdowns for maintenance behind it, Usiminas should be producing at full capacity, with increased production, especially of higher value-added products. The forecasts for 2004 point to an expansion in demand of roughly 6% for flat rolled steel, despite the acceleration of orders towards the end of 2003 in anticipation of price increases, which would be the highest rate since 2000. This means that domestic demand for flat rolled steel would top the 9 million ton milestone and end the year at approximately 9.45 million tons.

The market for large-diameter pipe declined 32% in 2003, but a partial recovery in orders and sales is forecasted for 2004, the same being true for such socially important sectors as construction. The outlook for most segments is positive, and, unlike 2002 and 2003, steel sales are projected to be steady throughout the year.

One of the Usiminas System's targets for 2004 is a reduction in consolidated debt of approximately US$300 million.

Cold-rolled coils.





> "We have redoubled our efforts to continue to be known as a Viable Company, one that is productive, generates wealth and shares it with the community and the country."

Neonatal intensive care unit – Marcio Cunha Hospital.

The Usiminas System is a firm believer in the four basic tenets of social responsibility: ethics, based on the pursuit of sustainable results and corporate continuity through training, planning and the right level of investment; integration of its internal and external partners (suppliers, customers, shareholders and the community); the distribution of wealth, aiming at increasing profits without losing sight of the need to share results with the community, through tax incentives and well-structured social initiatives; and social inclusion, through fair employment, broader cultural expression, freedom to express ideas and the chance for a more decent life. The System proposes to meet these challenges, welcome new ideas and implement concrete proposals, especially those that promise to become self-sustaining and benefit the surrounding community.

With these ideals in mind, the Company created the São Francisco Xavier Foundation in 1969, at a time when the clamor for a more just society had not yet reached the corporate door, which is a sign of the Company's genuine social vocation. The Foundation is a private, non-profit organization, registered by the Ministry of Social Welfare as a Social Assistance Charity. Its mission is excellence in the fields of health, education and culture in the Vale do Aço communities and, like Usiminas, it has received growing recognition for the seeds it has sown.

## HEALTH

The Márcio Cunha Hospital, run by the São Francisco Xavier Foundation in Ipatinga, has become a benchmark for healthcare quality in Brazil. With 400 beds, the hospital was declared strategic to the SUS public health system by the Health Ministry (Decree No. 4,481/02), after an evaluation of its facilities, equipment and staffing.

For the Minas Gerais state health department, the hospital is a benchmark in fields like emergency treatment, high-risk pregnancies, kidney transplants and dialysis, pacemaker implants, neurosurgery and intensive care treatment for adults. For the Ministry of Education, it is an accredited institution for residencies in general surgery, radiology, pediatrics, gynecology, obstetrics and general practice.

In 2003, the Márcio Cunha Hospital received an unprecedented rating for Brazil – "Level 3 Hospital Excellence Certification" –, the highest ever to date, awarded by the National Certification Organization (ONA), part of the Ministry of Health.

The São Francisco Xavier Foundation was invited by the state health department to advise four other hospitals in the region on hospital management. It has more than sufficient know-how for the task. Through an agreement with the state health department, the Foundation will assist the Municipal Hospital and the Evangelical Hospital of Governador Valadares, the Hospital Association of Santa Rosália and the Raimundo Gobira Municipal Hospital of Teófilo Otoni.

The hospital also provides care to private patients covered by Unisaúde or SUS health plans.

The hospital recently inaugurated its pediatric and neonatal intensive care unit, the first in eastern Minas Gerais, covering 560m², with five intensive neonatal care beds, five intensive pediatric care beds and 20 intermediary neonatal care beds. It also concluded the renovation of the hospital's center wing, covering 1,200m², housing a reception area and a 420m² food service area with convenience stores, a magazine store and a snack bar. All this in accordance with a Master Plan for the volume and sequence of future investments, which include:

• Starting construction of a second wing at the Márcio Cunha Hospital in Ipatinga, covering a total area of 65,000m², and a built area of 7,200m², with 126 beds, ten day-treatment beds, a surgical center with four post-surgery recovery units and a support unit for diagnosis in the fields of general radiology, clinical pathology, ultrasonography, endoscopy and charts. The project is budgeted at R$16 million for construction and R$6 million for equipment and will also serve patients with SUS health coverage.

• Construction of a coronary intensive care unit and renovation of the existing general intensive care center.

• Acquisition of new computerized helicoidal tomography and nuclear magnetic resonance imaging equipment.

• An agreement with the Zerbini Foundation's Center for Heart Disease (Incor) for technical support and technology transfer in the fields of cardiology, cardiac surgery and hemodynamics.

• Final installation of an IT system, using Spanish Hosix technology, for medical and hospital management. The system enables users to completely computerize all hospital procedures and review them using an optical pen. Everything from anamnesis to prescriptions, to the patient's case history, is done by computer. Even the nurses' bedside observations are recorded on a palmtop.

At the same time, the São Francisco Xavier Foundation runs an integrated dental care center that, in 2003, achieved significant results: it recorded an 87% decrease in the need for surgery in the treatment of gum disease, compared with the previous survey, carried out in 2000.

Its success in prioritizing prevention resulted in another achievement: a rate of lost teeth, cavities and fillings of no more than 0.2% in the 12-year-old age bracket, a rate that is six times lower than that registered in countries like Denmark and Finland and well below the 1% rate that the

Hemodialysis treatment at the Marcio Cunha Hospital.



World Health Organization (WHO) recommends as a target for 2010. The 89% rate of pre-adolescents with cavity-free, permanent teeth remained stable.

## CULTURE

The Usiminas Cultural Institute, baptized Usicultura, associated with the São Francisco Xavier Foundation, celebrated its tenth anniversary in 2003. Over the years, the Foundation has created two cultural centers in Ipatinga (MG), made a fundamental contribution to the creation of a regional cultural center and turned itself into one of the biggest patrons of the arts and culture in the country. Through the use of tax incentives, the Institute has invested more than R$35 million over these ten years, making it the largest cultural investor in Minas Gerais.

Over the years, the Company has helped maintain and expand several Minas Gerais art groups, helped restore or revitalize important cultural centers in the state, made quality artwork available to the public, contributed to the development of artists and craftsmen, helped educate the public, and made culture accessible as an instrument for promoting social inclusion. In 2003 alone, Usiminas invested more than R$8 million in culture, under federal and state laws for cultural incentives. Disbursements under state laws exceeded R$5 million, almost 45% more than in the previous year. These resources were invested in 115 individual projects, 40% more than in 2002.

The consolidation of the Usiminas System was also positive for culture: from 2003 on, other group companies started investing in culture, such as Cosipa (more than R$800,000), Fasal, Dufer (a Cosipa subsidiary that invested R$40,000) and the Usiminas Employees Purchasing Cooperative (Consul).

Usicultura's cultural centers received approximately 200,000 visitors. The Usiminas Cultural Center Theater put on quality programming, ensuring Ipatinga a place on the national culture circuit. Its Opera Viva project stages a piece from the world opera repertoire once a month, with visiting soloists and piano accompaniment. It staged La Traviata, with the Intendente

Palacio das Artes dance group.



Câmara (Ipatinga) choir, the Young Persons' Orchestra of Ipatinga and visiting soloists like Eduardo Itaborahy, Lílian Assumpção, Otávio Frias and Tereza Cançado. The project fosters cultural interaction and enables local artists to hone their skills. It is one of the very few initiatives of its kind in Brazil.

The Cultural Center also created an Art Education program, which offers guided visits of art exhibitions, the Cultural Center itself, and educational shows, workshops and discussions. It also distributes invitations for Cultural Center shows, workshops, discussion groups and other dynamic activities based on exhibit themes (such as creativity workshops, the picture library, origami, modeling clay, shadow theater, jig-saw puzzle projects, the visualization workshop, etc.). Such cultural activities involved a total 9,767 students in 2003, from 1,332 schools and 45 other institutions.

The "10 times Minas" exhibition was held to celebrate the Center's tenth anniversary, with works by ten renowned Minas Gerais artists: Maria Martins, Amílcar de Castro, Lígia Clark, Celso Renato, Raymundo Colares, Marcos Coelho Benjamin, Manfredo de Souzanetto, Rivane Neuenschwander, Rosangela Rennó and Guilherme Machado. The exhibition was held in Ipatinga and at the Pampulha Art Museum in Belo Horizonte.

## EDUCATION

The São Francisco Xavier School, part of the Foundation, created an innovative internet site in 2003 – www.csfx.net – posting complete information concerning the academic life of the students, such as grades, attendance, programs of study, events, etc., for students and parents to see.

It also implemented on its Educational Portal the "The Internet in Education" project, in partnership with the Sistema Positivo de Ensino, with the objective of providing leading edge education tuned to the global changes of the modern world. The idea is to explore all the educational possibilities that this medium offers. At the same time, the School rolled out two other educational projects, as part of

The São Francisco Xavier School.



the "Education: A Social Responsibility" program that disseminates the social activities undertaken by the São Francisco Xavier Foundation and the Usiminas System. The first project, called the "Academic Scholarships" project, reserved openings in the São Francisco Xavier School's regular courses for 236 low-income students nominated by the 26 public schools in Ipatinga. Besides the course itself, the students receive uniforms, school materials, transportation and lunches. The second project, called the "Be More" project, is aimed at gifted children and is being implemented in the second São Francisco Xavier School facility with the creation of the Potential and Skills Development Center (Cedeph) in Ipatinga. In the first stage, 138 children will enroll.

In 2003, the school celebrated its 41st anniversary – it was founded at the same time as Usiminas, for the children of the first Usiminas workers – and received ISO 9001-2000 certification. It is also recognized by Trinity College London as an international center for spoken English proficiency.

## SPECIAL PROJECTS – USIROOF

Usiminas, in partnership with the federal universities of Minas Gerais (UFMG) and Ouro Preto (UFOP), created the UsiRoof project to increase the use of flat steel products in residential construction and to help satisfy Brazil's housing deficit – today estimated at around six million homes. The

The UsiRoof project.



project was launched in 1998 and, since then, after research in university laboratories, has received technological support from Usiminas, which donates the steel for construction and assumes technical responsibility for the project, an important market plus.

The project focuses on the creation of low-income housing, including pre-fabricated buildings up to seven stories tall, using an exclusive system of high-resistance, easy-to-handle, low-cost steel structures that do not require specialized labor and lend themselves well to government-sponsored, collective construction efforts. The project was developed in partnership with government agencies and private sector companies and is directly overseen by engineers and architects from Usiminas's steel construction department. UsiRoof, responsible for completing 150 buildings and 2,000 houses in its first five years of existence, enjoyed 56% growth in 2003, compared to the number of structures erected the previous year. Technical cooperation between Usiminas and the Urban Housing Development Company of São Paulo (CDHU) alone made 2,864 housing units possible, in five to seven-story buildings – the project total will end up including 7,167 units – distributed between two consortia formed by the construction companies Múltipla/Simeone-Vieste and Alusa/Brastubo.

Speed of construction has made UsiRoof sought after for emergency programs as well. In Angra dos Reis (RJ), two public housing projects with a total of 510 low-income units were built for the municipal government, for families made homeless by floods early in the year.

The municipal authorities of Serra, in the state of Espírito Santo, acquired material for the construction of 105 standard homes under the collective effort system, copying the experience of the municipal authorities of Timóteo (MG), where 56 houses and a four-story building were erected, and Ipatinga, where more than 220 homes have been built.

In Belo Horizonte, the Capital City Development Agency (Sudecap) has initiated a project for extending Pedro II Avenue to relieve traffic congestion in the northeast of that state capital and for clearing out the slum areas in the Vila São José neighborhood. In order to house the 1,600 current residents, 97 four-story buildings are being constructed, 13 of which were completed in 2003.

Cosipa has contracts with the CDHU to construct almost 50 five to seven-story buildings in four neighborhoods in São Paulo and one in Embu, greater São Paulo, where work on another 15 buildings will commence in 2004. Cosipa delivered 26 buildings to the São Paulo municipal authorities in Capela do Socorro, in the southern part of the city.

The next step in the UsiRoof program has already been decided on: with new and improved steel construction techniques, the Usiminas System has developed projects for ten-story residential buildings for the São Paulo Housing Authority (Cohab-SP), which should open up a new market niche.

The positive results have encouraged other universities to join the project. Cooperation agreements were also signed with the Western Minas Gerais University Center (Unileste), the Itajubá University Center (Universitas), the University of Campinas (Unicamp) and the São Carlos College of the University of São Paulo.

Over the six years of the UsiRoof project, the Usiminas System has supported participating academic institutions with scholarships for postgraduate studies in steel construction, opportunities for presenting scientific work in national and international congresses, the acquisition of technical and computer equipment for laboratories and library material, among others.

Outside of these agreements, the Usiminas System also collaborates with professors and postgraduate students at several Brazilian universities on drawing up the technical standards for metallic structures for the Brazilian Technical Standards Association (ABNT). The Company helped sponsor the first Internet specialization course in steel structures and specialization courses in steel architecture at Fupam-USP, Faculdades Metodistas Integradas Izabella Hendrix and Unileste.

The Usiminas Construction System is based on three pillars: technical development, business management/financial structuring and sales. Two of the System's departments are responsible for technical development and sales. Financial structuring and project management are supplied by Companhia de Gestão Imobiliária (Cobansa).

Anta Lake – at the Ipatinga steelworks.



## ENVIRONMENTAL MANAGEMENT

Usiminas has always had a profound respect for natural resources and an understanding that environmental recovery and preservation are a question of respect for future generations. Even before legislation was introduced mandating environmental control measures, Usiminas already had its own environmental policies.

Since 1962, the Company has spent US$435.4 million on environmental management, 81% of which has been on controlling air pollution, 15% on water and 4% on the soil. In 2003 alone, US$2.65 million were spent on projects such as a water recirculation center at the slag granulation units for Blast Furnaces 1 and 2 (Ipatinga has a total of 21 water recirculation centers) and a system for reducing particle emission at Blast Furnace 2.

Another US$40 million will be spent over the next five years on atmospheric pollution control, which the Environmental Management System has identified as a priority.

In 2003, the Company merged its Quality, Environmental, Safety and Occupational Health Management departments, in order to improve management of socially important issues. This move was subjected to an Integrated System Certification external audit in October (the 12th environmental management audit) and was recommended for certification by Det Norske Veritas (DNV), which renewed its ISO certifications: ISO14001:1996, ISO9001:2000, ISO/TS16429:2000 and OHSAS18001:1999.

## Legal Issues

For the purpose of ensuring that it meets applicable legal requirements, the Company completed the environmental licensing of its plant (in compliance with State Law No. 7.772, of 08/09/1980, regulated by Decree No. 39.424, of 05/02/1998), which comprised five main areas:

Area 1 – Rolling mills (Operating License No. 277/1999);

Area 2 – Steel plant (License No. 629/2000);

Area 3 – Support areas (License No. 300/2001);

Area 4 – Sintering and Blast Furnaces (License No. 281/2001); and

Area 5 – Coke batteries and Carbochemical Products (License No. 389/2003).

As a sign of its commitment to the National Policy for Water Resources, the Company obtained a water use license, Administrative Case No. 499/1998 (Law No. 13.199/98), valid through October 2005.

At the federal level, in compliance with Law No. 10.165 of 27/12/2000, the Company registered with The Brazilian Institute for the Environment and Renewable Resources (IBAMA) under No. 64.310 (Federal Law No. 10.105/2000) and has performed regular upgrades.

## Solid Waste Management

A total of 3.29 million tons of solid waste are produced each year, 58% of which is sold; 35%, recycled; and 7%, sent to a controlled landfill. Industrial waste totaling 1.9 million tons was also sold, generating revenues of R$13.5 million, broken down as follows:

Steel plant slag – 333,700 tons

LDG sludge – 39,000 tons

Granulated slag - 1,370,000 tons

Pig iron scrap - 43,900 tons

Recycled waste totaled 1.2 million tons, broken down as follows:

Steel scrap – 450,000 tons

"C" mill scale – 160,000 tons

Ore fines – 120,000 tons

Sinter dust – 116,000 tons

Research on new environmentally correct applications for waste products resulted in the approval by FEAM for mixing slag with asphalt for paving roads and highways and as rail-bed fill, and the use of blast furnace sludge in the ceramics industry, provided legal licensing requirements are met.

## Atmospheric pollution

The rate of atmospheric particle emission by the steelworks is estimated to have declined to 1.25 kg per ton of raw steel, a 98% reduction from the potential emission. A system for reducing emissions at Blast Furnace 2 has been installed and has shaved 0.03 kg/ton of raw steel off the particle emission rate.

The Breeze dispersion model was used to evaluate the dispersion of the plant's sulfur dioxide emissions, as a way of managing air quality in the Ipatinga region. Analysis of the environmental impact of such emissions and of air quality showed the Company to be in compliance with the limits established by Minas Gerais state environmental legislation.

In 2003, Usiminas acquired an automated meteorological station that monitors the dispersion of air pollutants more accurately. The station provides on-line data on wind force and direction, solar radiation, temperature, barometric pressure, humidity and rainfall, for the immediate analysis of conditions related to the dispersion of pollutants.

## Water resources

Water intake for production purposes was 13.5m³ per ton of raw steel after a 3.4m³ per minute reduction in the intake of water from the Piracicaba River. This improved the water recirculation rate by 1% to an average rate of 93%.

Effluent quality – Hydric monitoring, which analyzes hydric effluents after the water treatment stations and the plant's central discharge, shows that the Company is complying with the legal standards set by Copam (Normative Resolution No. 10/86).

| Parameter | Standard (ppm) | Target (ppm) | Average 2003 (ppm) |
|---|---|---|---|
| Ammonia | 5.0 | 2.0 | 1.2 |
| Oil | 20.0 | 10.0 | 3.3 |
| DDO Mn | 90.0 | 20.0 | 5.7 |
| Solids in suspension | 60.0 | 50.0 | 28.1 |
| Cyanide | 0.2 | 0.1 | 0.04 |

## Emergency response plan

The Company conducted six emergency response simulations during the year, in areas where the risks of gas, fuel oil or chemical product leakages exist. The aim of the periodic simulations is to protect people, prevent the interruption of production and avoid and/or minimize damage to property, the environment and the community.

## Green Areas

The search for a harmonious integration of the Company's operating units with the environment gave rise to the Green Areas Program, comprising a green belt, ornamental woods

Internal view of the Ipatinga steelworks.



and gardens inside the industrial area of the plant. To supply the Project, the Company has a six-hectare nursery that produces approximately 250,000 seedlings per year, including ornamental and fruit-bearing plants and trees. In the green belt, 137,838 seedlings were planted, for a total of over three million trees spread over 2,100 hectares.

The Riverbank Woodlands Project, in collaboration with the Relictos Foundation and the State Forestry Institute (IEF), aims to restore the woodland areas along the banks of the Doce and Piracicaba Rivers. The project covers 22 km of river in Santana do Paraíso and Coronel Fabriciano, with a total area of approximately 185 hectares, in which 283,053 seedlings have been planted. Although originally scheduled for completion in 2003, the project will continue until 380,000 seedlings have been planted.

### Environmental Education

Since 1984, the Usiminas System has sponsored the "Xerimbabo" project, one of the largest environmental education programs in the country, aimed at developing environmental awareness among the communities of the Vale do Aço. Now in its nineteenth year, the program chose as its theme "Earth: the Greatest Show in the World", in which it proposed to invite everyone on a fantastic voyage of self-discovery, comparing the regions of our bodies with the elements of the planet.

Launched in 1984, Xerimbabo has spread beyond the physical confines of the Company, reached maturity and garnered outside recognition. The project broke attendance records in 2003: 127,980 people (students, educators and the community) from 82 towns visited the exhibition. Students from the Dom Helvécio and Santana schools were the winners of the prizes for written and visual presentations on the theme.

Usiminas has been dedicating special attention to the work being undertaken jointly with the Usipa Center for Biodiversity (CEBUS) on the rehabilitation of the region's flora and fauna. The program has its own zoo for the preservation and reproduction of each species. It tries to heighten environmental awareness and convince the community to combat the poaching of wild animals in the region. In 2003, CEBUS received an Honorable Mention in the "Rehabilitation of Homeless Wildlife" category of the "Minas Ecologia/2003" prize, awarded by the Environmental Protection Association (AMDA).

### Customers, Suppliers and Service Providers

Usiminas held a series of events in 2003, such as the 4th Environmental Week for Outsourced Service Providers and the 25th Usiminas Environmental Week, in the interests of fostering closer relations with customers, suppliers and service providers. Internal seminars were held with competitions for the operating units with the most notable performance during the year.

For Usiminas, the prizewinner was the Refractory Maintenance Dept. In the customer category, the winner was Tecumseh, for its manufacture of products using higher-performance electric steel, resulting in more efficient compressors and a 25% savings in electrical energy for consumers.

# SOCIAL STATEMENT

This Social Statement, published in accordance with the methodology recommended by the Brazilian Institute for Social and Economic Analysis (IBASE), won Usiminas the "Social Seal" award for the fifth time.

R$ thousand

| | Controlling Company | | Consolidated | |
|---|---|---|---|---|
| **1 BASIS FOR CALCULATION** | 2003 | 2002 | 2003 | 2002 |
| Net Revenue (NR) | 4,808,759 | 3,714,079 | 8,659,909 | 6,633,852 |
| Operating Result (OR) | 1,512,621 | 1,086,360 | 2,517,538 | 1,933,631 |
| Gross Payroll (GP) | 446,846 | 374,237 | 800,822 | 620,921 |
| **2 INTERNAL SOCIAL INDICATORS** | | | | |
| Food | 14,478 | 10,523 | 27,120 | 23,331 |
| Payroll taxes | 94,132 | 73,899 | 260,873 | 167,064 |
| Private pension plan | 100,447 | 94,293 | 119,087 | 96,948 |
| Health | 9,640 | 6,267 | 20,532 | 14,462 |
| Workplace health and safety | 7,815 | 6,331 | 12,231 | 7,257 |
| Education | | | | |
| Training and professional development | 4,250 | 3,068 | 7,322 | 3,974 |
| Day-care/allowance | - | - | 16 | 12 |
| Profit/results sharing | 35,409 | - | 38,587 | 3,769 |
| Insurance | 807 | 1,019 | 839 | 1,624 |
| Transport | 2,696 | 2,259 | 2,863 | 10,203 |
| Others | 1,549 | 3,486 | 6,544 | 8,352 |
| Total – Internal Social Indicators | 271,223 | 201,145 | 496,014 | 336,996 |
| **3 EXTERNAL SOCIAL INDICATORS** | | | | |
| Taxes (excluding payroll taxes) | 940,648 | 523,631 | 1,640,692 | 598,021 |
| Cultural investments | 3,086 | 2,008 | 3,318 | 2,044 |
| Environmental investments | 6,876 | 2,734 | 29,329 | 58,826 |
| **Total – External Social Indicators** | **950,610** | **528,373** | **1,673,339** | **658,891** |

# CORPORATE INFORMATION

## BOARD OF DIRECTORS

José Augusto Muller de Oliveira Gomes (Chairman)
Antônio Miguel Marques
Bertoldo Machado Veiga
Ermínio Tadei
Gabriel Stoliar
Humberto Eudes Vieira Diniz
Kenichi Asaka
Kiyoshi Uemura
Marcus Olyntho de Camargo Arruda
Rinaldo Campos Soares

## EXECUTIVE BOARD

Chief Executive Officer: Rinaldo Campos Soares
Director of Finance and Investor Relations: Paulo Penido Pinto Marques
Director of Development: Gabriel Márcio Janot Pacheco
Director of Sales: Idalino Coelho Ferreira
Director of Special Relations: Ricardo Yasuyoshi Hashimoto

## AUDIT BOARD

José Ruque Rossi (Chairman)
Antônio Joaquim Ferreira Custódio
Isabel da Silva Ramos Kemmelmeier
José Ignacio Ortuondo Garcia
Masato Ninomiya

## ADDRESS

Rua Prof. José Vieira de Mendonça, 3.011
31310-260 - Belo Horizonte - MG
Tel: 55 (31) 3499-8000 - Fax: 55 (31) 3499-8202
www.usiminas.com.br

## INVESTOR RELATIONS

Director: Paulo Penido Pinto Marques
Manager: Breno Júlio de Melo Milton
Tel: 55 (31) 3499-8710 - Fax: 55 (31) 3499-9537
E-mail: investidores@usiminas.com.br

## INTERNATIONAL CONSULTANT FOR INVESTOR RELATIONS

Thomson Financial Investor Relations
São Paulo: Paulo Esteves
Tel: (55) (11) 3897-6466
E-mail: paulo.esteves@thomsonir.com.br

## SHARES

Custodian Bank: Bradesco
Shareholder Dept.
Prédio Amarelo - 2° Andar
Cidade de Deus - Osasco - SP

Depositary Bank: The Bank of New York

## INDEPENDENT AUDITORS

PricewaterhouseCoopers

Brazilian Stock Exchange
Bolsa de Valores de São Paulo (Bovespa)
Ticker Symbol: USIM3, USIM5, USIM6

ADR trading in the US:
ADR - level 1
US Over-the-Counter (OTC) market
Ticker Symbol: USNZY
Ratio (ADR: preferred share): 1:1

## NEWSPAPERS USED FOR COMMUNICATING INFORMATION

Minas Gerais (Diário Oficial)
Gazeta Mercantil
Estado de Minas

## CREDITS

Overall coordination – Corporate Planning Dept.
Team participants:
Social Communication Dept.
Investor Relations Dept.
Marketing Dept.
Legal Dept.
Controller's Dept.
Plant General Manager

Project Coordination and Content
Thomson Financial Investor Relations Brazil

Graphic design: SMPB Comunicação
Printing: Rona Editora

RECEIVED
2004 JUN 14 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

USIMINAS

# FINANCIAL STATEMENTS

# 2003

# FINANCIAL STATEMENTS

# 2003

## SUMMARY

# BALANCE SHEET AT DECEMBER 31

IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| **ASSETS** | 2003 | 2002 | 2003 | 2002 |
| **CURRENT ASSETS** | | | | |
| Cash, banks and financial investments | 442,733 | 461,692 | 843,007 | 731,755 |
| Trade accounts receivable | 855,754 | 762,438 | 1,443,797 | 1,375,178 |
| Inventories | 682,592 | 661,741 | 1,441,846 | 1,250,382 |
| Taxes recoverable | 118,199 | 36,930 | 244,459 | 95,193 |
| Deferred income tax and social contribution | 138,857 | | 138,857 | |
| Financial instruments | | 103,582 | | 113,226 |
| Other | 70,981 | 76,907 | 135,665 | 135,014 |
| | 2,309,116 | 2,103,290 | 4,247,631 | 3,700,748 |
| **LONG-TERM RECEIVABLES** | | | | |
| Deferred income tax and social contribution | 934,650 | 1,162,529 | 1,373,768 | 1,555,217 |
| Eletrobrás shares and loans | 25,639 | 13,587 | 25,660 | 13,662 |
| Receivables from related companies | 297,560 | 239,510 | 77,501 | 7,499 |
| Judicial deposits | 130,290 | 129,823 | 230,506 | 189,814 |
| Financial instruments | | 155,062 | | 368,054 |
| Other | 37,475 | 93,730 | 113,369 | 259,763 |
| | 1,425,614 | 1,794,241 | 1,820,804 | 2,394,009 |
| **PERMANENT ASSETS** | | | | |
| Investments | | | | |
| • In subsidiary and associated companies | 1,944,872 | 1,531,065 | 131,792 | 13,021 |
| • Other investments | 46,061 | 46,118 | 47,730 | 47,225 |
| Property, plant and equipment | 3,615,940 | 3,656,239 | 9,274,440 | 9,297,978 |
| Deferred charges | | | 50,415 | 69,842 |
| | 5,606,873 | 5,233,422 | 9,504,377 | 9,428,066 |
| **Total assets** | **9,341,603** | **9,130,953** | **15,572,812** | **15,522,823** |

IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | 2003 | 2002 | 2003 | 2002 |
| **CURRENT LIABILITIES** | | | | |
| Suppliers and contractors – local | 140,207 | 120,738 | 316,763 | 324,159 |
| Suppliers – foreign | 45,215 | 97,358 | 161,773 | 362,932 |
| Loans and financing | 898,793 | 1,489,552 | 2,585,648 | 3,760,337 |
| Debentures | | 133,855 | 16,761 | 133,855 |
| Advances from customers | 6,359 | 25,047 | 132,307 | 95,261 |
| Amounts payable to related companies | 178,054 | 207,842 | 43,338 | 33,664 |
| Salaries and social charges | 48,430 | 57,632 | 95,538 | 92,140 |
| Taxes payable | 46,412 | 35,276 | 94,860 | 79,674 |
| Taxes payable in installments | 28,218 | 25,441 | 30,003 | 26,843 |
| Income tax and social contribution | 24,392 | 14,354 | 97,994 | 21,033 |
| Dividends payable | 306,372 | 331 | 306,415 | 2,018 |
| Financial instruments | 27,647 | | 90,868 | 2,543 |
| Other accounts payable | 95,995 | 70,438 | 233,011 | 104,019 |
| | 1,846,094 | 2,277,864 | 4,205,279 | 5,038,478 |
| **LONG-TERM LIABILITIES** | | | | |
| Loans and financing | 1,597,248 | 1,739,963 | 4,087,373 | 4,787,586 |
| Debentures | | 326,264 | 240,000 | 326,264 |
| Taxes payable in installments | 91,190 | 102,246 | 103,047 | 106,013 |
| Deferred income tax and social contribution | 89,637 | 55,322 | 184,320 | 55,468 |
| Payable to FEMCO | | | 353,067 | 393,720 |
| Provision for contingent liabilities | 502,685 | 416,972 | 914,315 | 630,619 |
| Caixa dos Empregados da Usiminas – Actuarial liability | 967,802 | 938,710 | 1,024,539 | 995,288 |
| Financial instruments | 54,597 | | 284,000 | |
| Other accounts payable | 167,292 | 221,070 | 63,047 | 68,960 |
| | 3,470,451 | 3,800,547 | 7,253,708 | 7,363,918 |
| **MINORITY INTEREST** | | | 114,404 | 87,007 |
| **STOCKHOLDERS' EQUITY** | | | | |
| Capital | 1,280,839 | 1,221,000 | 1,280,839 | 1,221,000 |
| Capital reserves | 1,831,542 | 1,831,542 | 1,831,542 | 1,831,542 |
| Revenue reserves | 912,677 | | 912,677 | |
| Unrealized profits | | | (25,637) | (19,122) |
| Retained earnings | | | | |
| | 4,025,058 | 3,052,542 | 3,999,421 | 3,033,420 |
| **Total liabilities and stockholders' equity** | **9,341,603** | **9,130,953** | **15,572,812** | **15,522,823** |

The accompanying notes are an integral part of these financial statements.

## STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31

IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| GROSS SALES AND SERVICES | | | | |
| Sales | | | | |
| • Local markets | 5,100,232 | 3,860,787 | 8,482,125 | 6,188,272 |
| • Foreign markets | 1,012,749 | 784,505 | 2,484,322 | 1,988,364 |
| Services rendered | 108,281 | 94,575 | 129,135 | 217,053 |
| | 6,221,262 | 4,739,867 | 11,095,582 | 8,393,689 |
| DEDUCTIONS, MAINLY TAXES ON SALES | (1,412,503) | (1,025,788) | (2,435,673) | (1,759,837) |
| Net sales and services | 4,808,759 | 3,714,079 | 8,659,909 | 6,633,852 |
| Cost of sales and services | (2,982,642) | (2,397,659) | (5,559,582) | (4,277,483) |
| GROSS PROFIT | 1,826,117 | 1,316,420 | 3,100,327 | 2,356,369 |
| OPERATING (EXPENSES) INCOME | | | | |
| Selling | (67,159) | (80,766) | (178,220) | (161,264) |
| Financial (expenses) income, net | (360,748) | (916,508) | (851,445) | (2,671,790) |
| General and administrative | (71,598) | (69,302) | (191,238) | (177,581) |
| Management fees | (24,460) | (14,921) | (31,151) | (20,303) |
| Interest in subsidiary and associated companies | | | | |
| • Equity in the results | 412,614 | (622,643) | 115,259 | (41,028) |
| • Amortization of negative goodwill | 3,674 | 125,893 | 3,674 | 125,880 |
| • (Provision) reversal for net capital deficiency | 44,952 | (75,944) | (3,222) | (1,010) |
| Other (expenses) income, net | (150,279) | (65,071) | (135,603) | (67,400) |
| | (213,004) | (1,719,262) | (1,271,946) | (3,014,496) |
| OPERATING PROFIT (LOSS) | 1,613,113 | (402,842) | 1,828,381 | (658,127) |
| NON-OPERATING (EXPENSES) INCOME, NET | (23,951) | 92,089 | (33,812) | 27,899 |
| PROFIT (LOSS) BEFORE TAXATION AND PROFIT SHARING | 1,589,162 | (310,753) | 1,794,569 | (630,228) |
| INCOME TAX AND SOCIAL CONTRIBUTION | | | | |
| Income tax | (172,408) | 3,906 | (310,748) | 207,424 |
| Social contribution | (68,658) | (14,278) | (111,666) | 59,086 |
| | (241,066) | (10,372) | (422,414) | 266,510 |
| EMPLOYEES' PROFIT SHARING | (35,409) | | (38,587) | (3,769) |
| MINORITY INTEREST | | | (27,396) | 42,737 |
| NET INCOME (LOSS) FOR THE YEAR | 1,312,687 | (321,125) | 1,306,172 | (324,750) |
| Net income (loss) per share at the end of the year – in reais | 5,9837 | (1,4929) | | |

The accompanying notes are an integral part of these financial statements.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

IN THOUSANDS OF REAIS

| | | Capital reserves | | | Revenue reserves | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital | Share premium | Treasury stock | Fiscal incentives | Legal | For investments and working capital | Retained earnings (accumulated losses) | Total |
| At December 31, 2001 | 1,221,000 | 2,030,862 | (181,611) | 149,524 | 12,047 | 141,845 | | 3,373,667 |
| Loss for the year | | | | | | | (321,125) | (321,125) |
| Absorption of loss | | (167,233) | | | (12,047) | (141,845) | 321,125 | |
| At December 31, 2002 | 1,221,000 | 1,863,629 | (181,611) | 149,524 | | | | 3,052,542 |
| Capital increase by conversion of debentures into shares | 59,839 | | | | | | | 59,839 |
| Cancellation of treasury stock | | (76,316) | 76,316 | | | | | |
| Net income for the year | | | | | | | 1,312,687 | 1,312,687 |
| Appropriation of net income for the year | | | | | | | | |
| • Legal reserve | | | | | 65,634 | | (65,634) | |
| • Interest on own capital | | | | | | | (354,091) | (354,091) |
| • Dividends | | | | | | | (45,919) | (45,919) |
| • Reserve for investments and working capital | | | | | | 847,043 | (847,043) | |
| At December 31, 2003 | 1,280,839 | 1,787,313 | (105,295) | 149,524 | 65,634 | 847,043 | | 4,025,058 |

The accompanying notes are an integral part of these financial statements.

## STATEMENT OF CHANGES IN FINANCIAL POSITION YEARS ENDED DECEMBER 31

IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **RESOURCES WERE PROVIDED BY:** | | | | |
| Operations: | | | | |
| • Net income (loss) for the year | 1,312,687 | (321,125) | 1,306,172 | (324,750) |
| • Expenses (income) not affecting working capital | | | | |
| •• Monetary and exchange variations on long-term items | (14,716) | 439,771 | 151,992 | 1,221,675 |
| •• Depreciation and amortization | 241,167 | 249,182 | 502,746 | 476,113 |
| •• Equity in the results of subsidiary and associated companies | (461,240) | 572,694 | (115,711) | (83,842) |
| •• Provision for long-term liabilities | 177,518 | 93,936 | 285,611 | 129,599 |
| •• Deferred income tax and social contribution | 203,636 | (13,369) | 227,874 | (295,746) |
| •• Provision (reversal) for losses on long-term receivables | (7,251) | (53,193) | (7,350) | (84,072) |
| •• Results of sales of permanent assets | 39,559 | (90,326) | 42,849 | (78,852) |
| •• Minority interest | | | 27,396 | (42,737) |
| • Other | (6,199) | 4 | (4,754) | 27,978 |
| | 1,485,161 | 877,574 | 2,416,825 | 945,366 |
| Stockholders: | | | | |
| • Increase in capital by conversion of debentures | 59,839 | | 59,839 | |
| Third parties: | | | | |
| • Financing and debentures | 460,530 | 45,871 | 1,359,869 | 351,445 |
| • Amortization of receivables from related companies | 1,319 | 1,589 | | |
| • Increase in other long-term liabilities | | 15,085 | 8,775 | 29,470 |
| • Decrease in other long-term receivables | 182,270 | 124,690 | 242,781 | 133,812 |
| • Write-off of investments | | 177,518 | | 177,518 |
| • Other | 50,266 | 42,189 | 50,266 | 12,495 |
| | 694,385 | 406,942 | 1,661,691 | 704,740 |
| Total resources provided | 2,239,385 | 1,284,516 | 4,138,355 | 1,650,106 |
| RESOURCES WERE USED FOR | | | | |
| Permanent assets | | | | |
| • Investments | 1,489 | 45,637 | 4,099 | 5,760 |
| • Property, plant and equipment | 240,370 | 92,256 | 475,388 | 578,957 |
| • Deferred charges | | | 19,582 | 13,958 |
| Transfer to current: | | | | |
| • Long-term loans and financing and debentures | 769,971 | 831,786 | 1,605,029 | 1,439,535 |
| • Other long-term liabilities | 30,405 | 70,791 | 22,893 | 72,153 |
| Amounts receivable from related companies | 109,964 | 14,702 | | |
| Increase in other long-term receivables | 21,915 | 101,944 | 168,664 | 172,691 |
| Decrease in other long-term liabilities | 27,402 | 257,571 | 27,402 | 311,885 |
| Dividends / interest on own capital | 400,010 | | 400,010 | |
| Other | 263 | 3,861 | 35,206 | 29,702 |
| Total funds used | 1,601,789 | 1,418,548 | 2,758,273 | 2,624,641 |
| INCREASE (DECREASE) IN WORKING CAPITAL | 637,596 | (134,032) | 1,380,082 | (974,535) |
| Current assets | | | | |
| • At the beginning of the year | 2,103,290 | 1,389,323 | 3,700,748 | 2,699,334 |
| • At the end of the year | 2,309,116 | 2,103,290 | 4,247,631 | 3,700,748 |
| | 205,826 | 713,967 | 546,883 | 1,001,414 |
| Current liabilities | | | | |
| • At the beginning of the year | 2,277,864 | 1,429,865 | 5,038,478 | 3,062,529 |
| • At the end of the year | 1,846,094 | 2,277,864 | 4,205,279 | 5,038,478 |
| | (431,770) | 847,999 | (833,199) | 1,975,949 |
| INCREASE (DECREASE) IN WORKING CAPITAL | 637,596 | (134,032) | 1,380,082 | (974,535) |

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION
1 - STATEMENT OF CASH FLOW AT DECEMBER 31
IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **OPERATING ACTIVITIES** | | | | |
| Adjustments to reconcile results: | | | | |
| • Net income (loss) for the year | 1,312,687 | (321,125) | 1,306,172 | (324,750) |
| • Charges and monetary and exchange variations, net | 285,960 | 1,009,110 | 520,748 | 2,525,838 |
| • Depreciation and amortization | 241,167 | 249,182 | 502,746 | 476,113 |
| • Write-off of investments | 57 | (90,326) | (411) | (46,005) |
| • Interest in subsidiary/associated companies | (461,240) | 572,694 | (115,711) | (83,842) |
| • Dividends received | 3,972 | | 3,972 | |
| • Income tax and social contribution | 241,066 | 10,372 | 422,414 | (266,510) |
| • Reversal of provisions | 77,743 | 17,409 | 196,124 | 83,068 |
| • Adjustment for minority interest | | | 27,396 | (42,737) |
| | 1,701,412 | 1,447,316 | 2,863,450 | 2,321,175 |
| (Increase) decrease in assets | | | | |
| • Trade accounts receivable | (93,316) | (327,599) | (68,619) | (624,773) |
| • Inventories | (20,852) | (11,611) | (191,464) | (19,149) |
| • Taxes recoverable | (81,269) | 37,706 | (149,266) | 27,991 |
| • Deferred income tax and social contribution | (138,857) | | (138,857) | |
| • Judicial deposits | (467) | (37,927) | (40,692) | (55,194) |
| • Other | (42,668) | 29,067 | 63,744 | (47,417) |
| | (377,429) | (310,364) | (525,154) | (718,542) |
| Increase (decrease) in liabilities | | | | |
| • Local suppliers and contractors | 19,469 | 15,084 | (7,396) | 25,488 |
| • Amounts payable to related companies | (29,788) | 60,159 | 9,674 | 1,096 |
| • Advances from customers | (18,688) | 18,369 | 37,046 | 29,237 |
| • Taxes payable | 11,136 | 15,999 | 15,186 | 22,774 |
| • Other | 31,947 | 37,696 | 65,190 | 72,371 |
| | 14,076 | 147,307 | 119,700 | 150,966 |
| Cash flow from operating activities | 1,338,059 | 1,284,259 | 2,457,996 | 1,753,599 |
| **FINANCING ACTIVITIES** | | | | |
| Inflows of loans, financing and debentures | 1,193,614 | 669,743 | 4,291,963 | 2,942,100 |
| Payment of loans, financing, debentures and taxes | (2,010,387) | (1,422,570) | (5,267,568) | (3,720,729) |
| Interest paid on loans, financing, debentures and tax installments | (239,116) | (259,069) | (629,115) | (571,650) |
| Redemption of swap operations | 19,124 | 33,168 | (144,518) | 66,531 |
| Dividends paid | (93,969) | (51,134) | (97,940) | (51,798) |
| Cash flow from financing activities | (1,130,734) | (1,029,862) | (1,847,178) | (1,335,546) |
| **INVESTMENT ACTIVITIES** | | | | |
| (Additions) disposals of investments | (1,489) | 131,881 | (4,792) | 132,136 |
| (Additions) to fixed assets, excluding charges | (240,369) | (92,256) | (447,926) | (397,381) |
| Disposal of permanent assets | 39,501 | | 46,688 | 86 |
| Cash flow from investment activities | (202,357) | 39,625 | (406,030) | (265,159) |
| **FOREIGN EXCHANGE VARIATION ON CASH, BANKS AND FINANCIAL INVESTMENTS** | (23,927) | 839 | (93,536) | 128,952 |
| Increase (decrease) in cash, banks and financial investments | (18,959) | 294,861 | 111,252 | 281,846 |
| Opening balance | 461,692 | 166,831 | 731,755 | 449,909 |
| Closing balance | 442,733 | 461,692 | 843,007 | 731,755 |

The accompanying notes are an integral part of these financial statements.

## 2 - STATEMENT OF ADDED VALUE AT DECEMBER 31

IN THOUSANDS OF REAIS

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Gross sales and non-operating results | 6,077,050 | 4,736,052 | 10,881,306 | 8,293,972 |
| Assets and services purchased from third parties | (3,272,540) | (2,441,673) | (6,228,769) | (4,472,364) |
| Gross added value | 2,804,510 | 2,294,379 | 4,652,537 | 3,821,608 |
| Retentions (depreciation and amortization) | (228,609) | (245,819) | (418,520) | (415,924) |
| Net added value | 2,575,901 | 2,048,560 | 4,234,017 | 3,405,684 |
| Transfers | | | | |
| • Interest in subsidiary and associated companies | 461,240 | (572,694) | 115,711 | 83,842 |
| • Actuarial surplus of FEMCO | | | 93,556 | |
| • Financial income | (34,869) | 640,989 | (14,607) | 1,207,839 |
| • Minority interest | | | (27,396) | 42,737 |
| | 426,371 | 68,295 | 167,264 | 1,334,418 |
| Added value for distribution | 3,002,272 | 2,116,855 | 4,401,281 | 4,740,102 |

**DISTRIBUTION OF ADDED VALUE**

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Amount | % | Amount | % | Amount | % | Amount | % |
| Government | 940,648 | 31.33 | 523,631 | 24.74 | 1,640,692 | 37.28 | 598,021 | 12.62 |
| Employees | | | | | | | | |
| • Salaries | 216,858 | 7.22 | 206,045 | 9.73 | 393,553 | 8.94 | 353,140 | 7.45 |
| • Social security charges | 47,412 | 1.58 | 41,397 | 1.96 | 99,247 | 2.25 | 90,794 | 1.92 |
| • Private pension | 100,447 | 3.35 | 94,293 | 4.45 | 107,809 | 2.45 | 96,948 | 2.05 |
| • Benefits | 46,720 | 1.56 | 32,502 | 1.54 | 161,626 | 3.67 | 76,270 | 1.61 |
| • Profit sharing | 35,409 | 1.18 | | | 38,587 | 0.88 | 3,769 | 0.08 |
| Financers | 302,091 | 10.06 | 1,540,112 | 72.75 | 653,595 | 14.85 | 3,845,910 | 81.12 |
| Stockholders | | | | | | | | |
| • Dividends/interest on own capital | 400,010 | 13.32 | | | 400,010 | 9.09 | | |
| • Net income (loss) for the year | 912,677 | 30.40 | (321,125) | (15.17) | 906,162 | 20.59 | (324,750) | (6.85) |
| Added value distributed | 3,002,272 | 100.00 | 2,116,855 | 100.00 | 4,401,281 | 100.00 | 4,740,102 | 100.00 |

Gross sales and non-operating results comprise gross sales less cancelled sales, discounts on sales and the allowance for doubtful accounts, plus the non-operating results.

**1 - OPERATIONS**

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS – operates in the steel industry and related activities. To amplify activities it has holdings in the subsidiary and associated companies listed in Note 7.

During the year ended December 31, 2003, 4,603 million tons of liquid steel were produced by the company (2002 – 4,652 million tons).

**2 - PRESENTATION OF THE FINANCIAL STATEMENTS**

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with the requirements of the Brazilian Securities Commission (CVM).

The company is presenting Statements of Cash Flow and of Added Value as supplementary information on the parent company and consolidated. The Statement of Added Value aims at showing economic information relating to wealth generation (value added) by the company and the distribution of this wealth among the factors that contributed to its generation.

The financial statements of the company and the consolidated financial statements as of and for the years ended December 31 2003 and 2002 are presented separately, under the headings of PARENT COMPANY and CONSOLIDATED, respectively.

**3 - SIGNIFICANT ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA**

I - FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRACTICES ADOPTED IN BRAZIL

(a) Determination of results of operations

Results are determined on the accrual basis of accounting and include the accrued earnings, charges and monetary or exchange variations at official indices or rates incident on current and long-term assets and liabilities. Income tax and social contribution are deducted from or added to results (See item (b) below).

(b) Current assets and long-term receivables

Inventories – stated at the average cost of purchase or production, which is lower than realizable value or replacement cost. Imports in process are stated at the accumulated cost of each import.

Deferred income tax and social contribution – represents the tax credits on provisions which will be deductible in the future, and also includes tax losses and negative social contribution bases in accordance with the dispositions of CVM Deliberation 273/98 and CVM Instruction 371/02, which approved the Institute of Independent Auditors of Brazil (IBRACON) pronouncement on accounting for income tax and social contribution. Recognition of tax credits is based on the expectation of future profits and should be substantially realized in up to 8 years.

Other assets and receivables – are shown at realizable amounts including accrued earnings and monetary correction, when applicable.

(c) Permanent assets

These are shown at cost including price-level restatements up to December 31, 1995, based on official indices, and considering the following aspects:

Investments in subsidiary and associated companies are recorded on the equity method, reduced by negative goodwill. The bases used to amortize negative goodwill are mentioned in Note 7.

Depreciation of property, plant and equipment is computed on the straight-line basis as from the start-up of each unit, and is recorded mainly as a charge to cost of production. Depreciation rates take into consideration the estimated useful lives of the assets.

Consolidated deferred charges refer to pre-operating expenses for modernizing the industrial plant and to research and development projects, mainly incurred by Cosipa and Unigal, which are being amortized on the straight-line basis over five to ten years.

*(d) Current and long-term liabilities*

Provision for contingencies – set up on a conservative basis to cover possible losses arising from certain tax processes.

Actuarial liability of Caixa dos Empregados da Usiminas – calculated by independent actuaries contracted by Caixa and represents the obligations assumed for benefits granted and to be granted to members and their beneficiaries (Note 14).

Deferred income tax and social contribution – refer to incentivated accelerated depreciation and to tax incident on unrealized net exchange variation. They are recorded in current or long-term liabilities according to the respective payment terms.

Other liabilities – stated at known or estimated amounts, including accrued charges, monetary correction and exchange variances on a daily pro rata basis, when applicable.

(e) Operations in foreign currency

Assets and liabilities arising from foreign currency operations are converted to local currency (R$) at the prevailing exchange rate at the balance sheet date (US$ 1.00=R$ 2.8892) (2002 – US$ 1.00 = R$ 3.5333).

II - CONSOLIDATION CRITERIA

The consolidated financial statements as of December 31, 2003 and 2002, include those of the parent company Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS – and the subsidiaries in which it has a direct holding as listed in Note 7.

These financial statements have been prepared in conformity with the standards and procedures determined by CVM. The consolidation process of the balance sheet and income statement accounts corresponds to the sum of the asset, liability, income and expense account balances according to their nature, after the following eliminations:

a) Intercompany investments in capital, reserves and retained earnings;

b) Intercompany current and other asset and/or liability accounts, which balances were consolidated;

c) *The effects of transactions between the companies.*

Negative goodwill on investments is recorded in conformity with CVM Instruction 247/96, and classified as property, plant and equipment.

Stockholders' equity and the results for the year of the parent company are reconciled with consolidated stockholders' equity and results as follows:

In thousands of reais

| | Stockholders' equity | | Net income (loss) for the year | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Parent company balances | 4,025,058 | 3,052,542 | 1,312,687 | (321,125) |
| Unrealized profits and others | (25,637) | (19,122) | (6,515) | (3,625) |
| Consolidated balances | **3,999,421** | **3,033,420** | **1,306,172** | **(324,750)** |

The consolidated financial statements also include the financial statements of jointly-owned companies in compliance with CVM instructions, proportional to the holding of the parent company in their capital, as shown below:

| Company | Stockholding | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | Voting | Total | Voting | Total |
| Siderholding Participações Ltda. | 50% | 50% | 50% | 50% |
| Unigal Ltda. | 96.72% | 96.72% | 95.40% | 95.40% |
| Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda. | 50% | 50% | 50% | 50% |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Siderholding | Unigal | Usiroll | Siderholding | Unigal | Usiroll |
| a) BALANCE SHEET | | | | | | |
| In thousands of reais | | | | | | |
| ASSETS | | | | | | |
| Current assets | 132,822 | 119,916 | 2,919 | 122,481 | 59,806 | 1,404 |
| Long-term receivables | 11,252 | 11,906 | | 11,823 | 64,054 | |
| Permanent assets | 12,963 | 429,697 | 5,920 | 11,114 | 457,192 | 6,677 |
| Total assets | 157,037 | 561,519 | 8,839 | 145,418 | 581,052 | 8,081 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | | | |
| Current liabilities | 47,530 | 136,215 | 268 | 59,407 | 97,439 | 489 |
| Long-term liabilities | 17,933 | 546,956 | | 23,931 | 655,073 | |
| Stockholders' equity | 91,574 | (121,652) | 8,571 | 62,080 | (171,460) | 7,592 |
| Total liabilities and stockholders' equity | 157,037 | 561,519 | 8,839 | 145,418 | 581,052 | 8,081 |
| b) STATEMENT OF INCOME | | | | | | |
| In thousands of reais | | | | | | |
| Net sales and services | 280,553 | 194,730 | 3,196 | 247,069 | 113,307 | 2,919 |
| Cost of sales and services | (220,585) | (31,376) | (2,072) | (194,834) | (25,217) | (1,810) |
| Operating (expenses) income | (15,006) | (76,364) | (1) | (24,298) | (167,102) | (157) |
| Non-operating (expenses) income | 1,131 | | | 579 | | |
| Provision for income tax and social contribution | (11,636) | (37,182) | (144) | (9,049) | | (107) |
| Net income (loss) for the year | 34,457 | 49,808 | 979 | 19,467 | (79,012) | 845 |

**4 - CASH, BANKS AND FINANCIAL INVESTMENTS**

In thousands of reais

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Cash and banks | 57,046 | 36,560 | 129,125 | 149,113 |
| Financial investments | 385,687 | 425,132 | 713,882 | 582,642 |
| | 442,733 | 461,692 | 843,007 | 731,755 |

Financial investments refer mainly to Bank Deposit Certificates and fixed income funds, remunerated at the average rate of 103.5% of Interbank Deposit Certificate (CDI) and financial investments abroad, which are remunerated at the average rate of 1.72% per annum, in addition to U.S. dollar exchange rate variation.

**5 - TRADE ACCOUNTS RECEIVABLE**

In thousands of reais

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Subsidiaries | 164,600 | 133,564 | 74,530 | 72,099 |
| Customers | | | | |
| • Local markets | 435,532 | 435,799 | 926,276 | 879,096 |
| • Foreign markets | 281,474 | 218,927 | 503,834 | 471,898 |
| | 881,606 | 788,290 | 1,504,640 | 1,423,093 |
| Allowance for doubtful accounts | (25,852) | (25,852) | (60,843) | (47,915) |
| | 855,754 | 762,438 | 1,443,797 | 1,375,178 |

**6 - INVENTORIES**

In thousands of reais

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Finished products | 182,334 | 166,333 | 305,015 | 238,300 |
| Work in progress | 105,875 | 108,264 | 243,899 | 235,371 |
| Raw materials | 181,678 | 178,016 | 429,388 | 404,353 |
| Supplies and spare parts | 158,825 | 145,522 | 296,357 | 254,071 |
| Imports in transit | 51,138 | 49,392 | 53,287 | 54,179 |
| Other | 2,742 | 14,214 | 113,900 | 64,108 |
| | 682,592 | 661,741 | 1,441,846 | 1,250,382 |

## 7 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

In thousands of reais

| | COMPANHIA SIDERÚRGICA PAULISTA - COSIPA | USIMINAS MECÂNICA S.A. | RNCENTRO PARTICIPAÇÕES LTDA. | SIDERHOLDING PARTICIPAÇÕES LTDA. | RIO NEGRO IND. COM. AÇO | CONSÓRCIO SIDERURGIA AMAZÔNIA | UNIGAL LTDA. | USIMINAS INTERNATIONAL LTD | OTHERS | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| **a) Information on subsidiary and associated companies** | | | | | | | | | | |
| Net equity (net capital deficiency) | | | | | | | | | | |
| • December 31, 2003 | 1,295,651 | 369,016 | 36,745 | 91,574 | 73,286 | 469,024 | (121,652) (2) | 212,135 | 318,051 | |
| • December 31, 2002 | 1,037,948 | 348,400 | 25,233 | 62,080 | 48,025 | (56,807) | (171,461) (2) | 135,910 | 37,423 | |
| Net income (loss) for the year | | | | | | | | | | |
| • December 31, 2003 | 257,703 | 20,616 | 11,512 | 34,457 | 25,262 | (487,076) | 49,808 | 101,001 | 351,870 | |
| • December 31, 2002 | (548,655) | 12,370 | (3,046) | 19,301 | (8,484) | (719,915) | (79,013) | (173,296) | (13,383) | |
| **b) Information on the investor** | | | | | | | | | | |
| Book value of the investment | | | | | | | | | | |
| • December 31, 2003 | 1,203,530 | 355,803 (1) | 36,741 | 45,787 | 16,269 | 24,202 | | 212,135 | 50,405 | 1,944,872 |
| • December 31, 2002 | 964,005 | 331,514 (1) | 25,233 | 31,040 | 10,663 | | | 135,910 | 32,700 | 1,531,065 |
| Equity in the results | | | | | | | | | | |
| • December 31, 2003 | 239,525 | 20,615 | 11,508 | 17,228 | 5,606 | 24,202 | | 76,225 | 17,705 | 412,614 |
| • December 31, 2002 | (509,726) | 12,369 | (3,046) | 9,650 | (1,883) | (34,533) | | (56,223) | (39,251) | (622,643) |
| Amortization of (goodwill) negative goodwill | | | | | | | | | | |
| • December 31, 2003 | | 3,674 | | | | | | | | 3,674 |
| • December 31, 2002 | 136,170 | 3,674 | | | (733) | | | | (13,218) | 125,893 |
| Holding in capital | | | | | | | | | | |
| • December 31, 2003 | 92.89% | 99.99% | 99.99% | 50% | 22.20% | 5.16% | 96.72% | 100% | | |
| • December 31, 2002 | 92.89% | 99.99% | 99.99% | 50% | 22.20% | 10.69% | 95.40% | 100% | | |
| Number of shares or quotas held, with no nominal value | | | | | | | | | | |
| • December 31, 2003 | | | | | | | | | | |
| •• ON | 1,263,138,400 | 1,275,989,091,970 | 4,373,161 | 948,447 | 285,923,595 | 10,000 | 95,439,582 | 1 | | |
| •• PN | 2,458,784,200 | 306,332,475,835 | | | 3,821,739 | | | | | |
| • December 31, 2002 | | | | | | | | | | |
| •• ON | 1,263,138,400 | 1,275,989,091,970 | 4,373,161 | 948,447 | 285,923,595 | 10,000 | 59,596,911 | 1 | | |
| •• PN | 2,458,784,200 | 306,332,475,835 | | | 3,821,739 | | | | | |

(1) Net of negative goodwill of R$ 13,166 thousand (R$ 16,840 thousand at December 31, 2002) related to the valuation of fixed assets. This negative goodwill is being amortized proportionally as the assets are realized.

(2) Reversal of provision for losses – net capital deficiency, in the amount of R$ 44,952 thousand (2002 - R$ 75,944 thousand, constitution), recorded in other accounts payable in long-term liabilities with a contra entry to the account (provision) reversal to net capital deficiency, in the statement of income for the year.

## 8 - PROPERTY, PLANT AND EQUIPMENT

In thousands of reais

| | Parent company | | | | | Consolidated | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | | 2002 | 2003 | | | | 2002 |
| | Annual depreciation rate% | Cost | Accumulated depreciation | Net assets | Net assets | Annual depreciation rate% | Cost | Accumulated depreciation | Net assets | Net assets |
| Operational – steel mill | | | | | | | | | | |
| • Metallurgical units | 5 | 2,392,605 | (1,152,108) | 1,240,497 | 1,146,138 | 5 | 6,024,559 | (1,596,386) | 4,428,173 | 4,044,153 |
| • Rolling units | 5 | 2,538,266 | (1,089,120) | 1,449,146 | 1,518,554 | 5 | 3,507,942 | (1,246,509) | 2,261,433 | 2,357,769 |
| • Galvanizing units | 3 | 338,227 | (104,612) | 233,615 | 243,955 | 3 | 742,100 | (150,425) | 591,675 | 614,592 |
| • Support units | 5 | 700,231 | (535,270) | 164,961 | 178,072 | 6 | 1,153,978 | (641,629) | 512,349 | 495,517 |
| • Refining units | 5 | 51,534 | (12,466) | 39,068 | 41,652 | 5 | 51,534 | (12,466) | 39,068 | 41,652 |
| Transport system and vehicles | 5 | 134,179 | (100,360) | 33,819 | 33,878 | 5 | 247,674 | (124,592) | 123,082 | 123,471 |
| Administrative sectors | 10 | 283,586 | (174,298) | 109,288 | 116,242 | 10 | 368,357 | (207,274) | 161,083 | 176,382 |
| Maritime terminal | 3 | 287,397 | (111,140) | 176,257 | 182,573 | 3 | 287,397 | (111,139) | 176,258 | 182,573 |
| Other | | 75 | (72) | 3 | 8 | | 468,101 | (220,744) | 247,357 | 245,772 |
| Total depreciable | | 6,726,100 | (3,279,446) | 3,446,654 | 3,461,072 | | 12,851,642 | (4,311,164) | 8,540,478 | 8,281,881 |
| Land | | 48,015 | | 48,015 | 40,653 | | 260,692 | | 260,692 | 253,536 |
| | | 6,774,115 | (3,279,446) | 3,494,669 | 3,501,725 | | 13,112,334 | (4,311,164) | 8,801,170 | 8,535,417 |
| Negative goodwill on acquisition of investments in Usiminas Mecânica – Note 7 | | | | | | | | | (13,166) | (16,840) |
| In construction – steel mill | | | | | | | | | | |
| • Metallurgical units | | 32,789 | | 32,789 | 82,010 | | 289,772 | | 289,772 | 617,337 |
| • Rolling units | | 44,465 | | 44,465 | 44,534 | | 60,532 | | 60,532 | 56,996 |
| • Support units | | 42,250 | | 42,250 | 26,873 | | 122,564 | | 122,564 | 81,202 |
| Advances to suppliers | | 953 | | 953 | | | 2,764 | | 2,764 | 12,858 |
| Other | | 814 | | 814 | 1,097 | | 10,804 | | 10,804 | 11,008 |
| | | 121,271 | | 121,271 | 154,514 | | 486,436 | | 486,436 | 779,401 |
| | | 6,895,386 | (3,279,446) | 3,615,940 | 3,656,239 | | 13,598,770 | (4,311,164) | 9,274,440 | 9,297,978 |

a) In construction – improvements to the production process, the full use of the capacity of the existing production units and environmental protection. The plans for technological updating and environmental protection in progress should be concluded in 2005 and 2007, respectively.

b) Depreciation of the parent company in 2003 of R$ 241,167 thousand (2002 - R$ 249,182 thousand), Consolidated – 2003 - R$ 502,746 thousand (2002 – R$ 476,113 thousand) was substantially recorded as a charge to cost of production.

c) Investments projected for 2004 amount to R$ 229,000 thousand, of which R$ 165,000 thousand for technological updating, R$ 47,000 thousand to dredge the Cubatão marine terminal and R$ 17,000 thousand to protect the environment.

**9 - LOANS AND FINANCING**

In thousands of reais

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Current | Long term | Current | Long term | Current | Long term | Current | Long term |
| a) Local | | | | | | | | |
| US$ | 101,128 | 247,303 | 181,445 | 373,005 | 737,650 | 468,758 | 1,105,913 | 379,962 |
| UR | 12,487 | 5,954 | 13,285 | 8,660 | 15,184 | 5,954 | 21,566 | 11,219 |
| IGPM | 104,165 | 287,838 | 67,528 | 352,745 | 104,165 | 288,465 | 67,562 | 353,322 |
| TJLP | 37,734 | 99,809 | 122,456 | 91,937 | 206,502 | 540,093 | 269,166 | 619,678 |
| R$ | 2,582 | 7,278 | 2,544 | 9,432 | 146,873 | 39,092 | 130,775 | 9,432 |
| CM | 3,548 | 5,104 | 48,662 | 4,033 | 3,548 | 5,104 | 48,662 | 4,033 |
| Other | | | | | 20,257 | 67,503 | 95,810 | 75,999 |
| | 261,644 | 653,286 | 435,920 | 839,812 | 1,234,179 | 1,414,969 | 1,739,454 | 1,453,645 |
| b) Foreign | | | | | | | | |
| US$ | 631,841 | 920,560 | 1,046,875 | 871,340 | 1,341,637 | 2,640,708 | 2,011,610 | 3,289,623 |
| EURO | 5,308 | 23,402 | 5,539 | 28,811 | 5,308 | 23,402 | 5,539 | 28,811 |
| FRF | | | 1,218 | | | | 1,218 | |
| CHF | | | | | 2,313 | 6,928 | 2,516 | 12,552 |
| Other | | | | | 2,211 | 1,366 | | 2,955 |
| | 637,149 | 943,962 | 1,053,632 | 900,151 | 1,351,469 | 2,672,404 | 2,020,883 | 3,333,941 |
| | 898,793 | 1,597,248 | 1,489,552 | 1,739,963 | 2,585,648 | 4,087,373 | 3,760,337 | 4,787,586 |

Long-term installments fall due as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Year of maturity | | | | |
| 2004 | | 442,420 | | 1,202,856 |
| 2005 | 592,967 | 288,003 | 1,398,392 | 1,043,599 |
| 2006 | 521,662 | 482,163 | 1,221,967 | 900,868 |
| 2007 | 233,700 | 243,885 | 724,985 | 807,492 |
| 2008 up to 2013 | 248,919 | 283,492 | 742,029 | 832,771 |
| | 1,597,248 | 1,739,963 | 4,087,373 | 4,787,586 |

During the year ended December 31, 2003, financing amounting to R$ 1,085.6 million were contracted by the parent company, of which R$ 98.8 million locally and R$ 986.8 million abroad. These resources were substantially for working capital purposes.

The local currency amounts raised by the parent company are subject to monetary restatement and financial charges at an average rate of 7.50% p.a. (2002 - 7.66%) and those in foreign currency at an average rate of 4.81% p.a. (2002 - 4.41%) plus exchange variation. These operations are compatible with the market for similar risk and periods.

Loans and financing are mainly guaranteed by property, plant and equipment amounting to R$ 2,657,337 thousand at December 31, 2003 (2002 - R$ 2,753,932 thousand).

The company (December 31, 2002) and the subsidiaries Companhia Siderúrgica Paulista – COSIPA – and Unigal Ltda. (December 31, 2003 and 2002), did not comply with certain contractual conditions of the loans and financing (covenants - financial indices). Non-compliance was communicated to the creditors and a request made for concession of a waiver, which was accepted by the creditors.

Non-compliance with the conditions could provoke the anticipated maturity of long-term obligations payable to local and foreign creditors by the company amounting to R$ 623,551 thousand (2002 - 690,645 thousand) and with subsidiaries Companhia Siderúrgica Paulista – COSIPA – amounting to R$ 2,011,312 thousand (2002 - R$ 2,117,212 thousand) and Unigal Ltda. amounting to R$ 320,244 thousand (2002 - R$ 390,635 thousand).

## 10 - DEBENTURES

### (a) Parent company

Issue on October 31, 1998 – a public offer of 10,000 debentures, in the amount of R$ 400,000 thousand, one series, simple, nominative, subordinated and not convertible into shares, falling due on October 31, 2006, remunerated at 115% of CDI rate, totally subscribed by the market. On June 30, 2002, 4,015 debentures were redeemed for R$ 160,600 thousand. On July 2, 2002, 750 debentures were redeemed for R$ 30,000 thousand. On September 30, 2003, the company redeemed 6,735 debentures in advance relating to the remaining balance of R$ 269,400 thousand.

Issue on February 15, 2000 – a private offer of 730 debentures, in the amount of R$ 73,000 thousand, one series, with real guarantee and convertible into shares, falling due on February 15, 2005, remunerated at the Long-Term Interest Rate (TJLP) rate plus 4% per annum, totally subscribed by the National Bank for Economic and Social Development (BNDES). On December 29, 2003, BNDES opted to convert the balance of R$ 59,839 thousand into 4,282,180 class A preferred shares.

Issue on November 20, 2000 – a public offer of 10,000 debentures, in the amount of R$ 100,000 thousand, one series, simple, with real guarantee, subordinated and non-convertible into shares, falling due on November 20, 2003, remunerated at 104% of CDI, totally subscribed by the market. Total redemption was effected upon maturity.

### (b) Consolidated

On September 1, 2003, Companhia Siderúrgica Paulista – Cosipa – made a public offer for the issue of 24,000 debentures, in the amount of R$ 240,000 thousand, in a single series, nominative, unsecured and non-convertible into shares, fully subscribed by the market in November 2003. These debentures, falling due on September 1, 2007, are remunerated at 100% of CDI and a surtax of 2.5% p.a., a remuneration which will be paid on a semi-annual basis as from the date of issue.

The first repricing will take place on September 1, 2005, when the characteristics and conditions of the debentures may be changed.

As from September 1, 2004, the company may promote anticipated redemption, applying the contracted remuneration plus a premium of 0.5%.

At any time, the company may acquire these debentures in the market at a price not higher than their nominal value, plus the remuneration applicable.

At December 31, 2003, the debentures are recorded in current and long-term liabilities, in the account Loans and financing, in the amounts of R$ 16,761 thousand and R$ 240,000 thousand, respectively.

## 11 - TAXES PAYABLE IN INSTALLMENTS

In thousands of reais

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Current | Long term | Current | Long term | Current | Long term | Current | Long term |
| INSS | 21,942 | 86,528 | 19,165 | 97,584 | 22,210 | 86,595 | 19,406 | 97,891 |
| ICMS | | | | | 304 | 660 | 290 | 919 |
| National Treasury | 6,217 | 4,662 | 6,217 | 4,662 | 6,217 | 4,662 | 6,217 | 4,662 |
| Other | 59 | | 59 | | 1,272 | 11,130 | 930 | 2,541 |
| | 28,218 | 91,190 | 25,441 | 102,246 | 30,003 | 103,047 | 26,843 | 106,013 |

Interest at 1% per month incides on these installments and they fall due in periods varying from 30 to 240 months, guaranteed by fixed assets of Companhia Siderúrgica Paulista – COSIPA –, valued at R$ 361,907 thousand at December 31, 2003 (2002 - R$ 374,734 thousand).

Long-term installments fall due as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Year of maturity | | | | |
| 2004 | | 19,534 | | 20,941 |
| 2005 | 20,163 | 14,036 | 21,815 | 15,258 |
| 2006 | 12,906 | 12,367 | 14,444 | 13,456 |
| 2007 | 11,581 | 8,945 | 12,349 | 8,993 |
| 2008 up to 2016 | 46,540 | 47,364 | 54,439 | 47,365 |
| | 91,190 | 102,246 | 103,047 | 106,013 |

## 12 - PROVISION FOR CONTINGENT LIABILITIES

Based on the opinion of the legal advisors, management reviews the known contingencies and evaluates the possibility of losses, adjusting the provision as necessary, demonstrated as follows:

In thousands of reais

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Tax contingencies | 502,683 | 416,970 | 757,791 | 594,030 |
| Labor contingencies | 2 | 2 | 83,848 | 21,319 |
| Civil contingencies | | | 60,495 | 9,277 |
| Other | | | 12,181 | 5,993 |
| Total | 502,685 | 416,972 | 914,315 | 630,619 |

The following amounts are guaranteed by judicial deposits recorded in long-term receivables: parent company - R$ 130,290 thousand (2002 - R$ 129,823 thousand); consolidated - R$ 230,506 thousand (2002 - R$ 189,814 thousand).

There are various civil, fiscal, tax, environmental and labor contingencies in progress. The contingencies, for which expectations of a favorable outcome for the company are considered possible, amount to approximately R$ 16,429 thousand at December 31, 2003 (2002 – R$ 13,419), consolidated – 2003 – R$ 370,930 (2002 – R$ 314,628). Management, based on the opinion of its legal advisors, does not expect unfavorable outcomes for these contingencies.

## 13 - PAYABLE TO FUNDAÇÃO COSIPA DE SEGURIDADE SOCIAL - FEMCO

At December 31, 2003, the debt balance of subsidiary Companhia Siderúrgica Paulista – Cosipa – with FEMCO, recorded in current and long-term liabilities amounted to R$ 8,891 thousand and R$ 353,067 thousand, respectively (2002 – R$ 393,720 thousand in long-term). This debt is guaranteed by fixed assets valued at R$ 494,809 thousand (2002 – R$ 184,976 thousand).

In October 2003, the Supplementary Pension Secretariat approved the new system for the use of the actuarial surplus of FEMCO, reflecting a partial decrease in the debt of the sponsor COSIPA.

The debt balance became of an actuarial nature, adjusted monthly in order to maintain a margin of risk variation equal to 10% of the mathematical provisions for benefits granted and to be granted in the Defined Benefit Plan. At December 31, 2003, the balance of Pension Fund Risk Variation was R$ 89,064 thousand.

The debt balance will be established each year-end, based on a direct actuarial revaluation of the mathematical provisions for benefits granted and to be granted.

The first installment of this debt balance will be effectively amortized over 12 months as from March 20, 2004, and corresponds to the amount of all monthly installments calculated based on the Price Table, with interest equivalent to 6% p.a. and monthly restatement by the National Consumer Price Index (INPC) and the second installment will be amortized later, subject to the result of the actuarial revaluation of the subsequent year and so on.

## 14 - CAIXA DOS EMPREGADOS DA USIMINAS - ACTUARIAL LIABILITY

In August 1972, the company formed Caixa dos Empregados da Usiminas, a non-profit civil entity classified as a private supplementary pension fund. The main objective, as per applicable legislation, is to manage and execute the benefit plans of a pension nature.

Together with the other sponsors, it has been making extraordinary monthly contributions to cover an insufficiency of technical reserves determined at the end of 1994. An amortization plan was approved by the Supplementary Retirement Income Secretariat of the Ministry of Social Security for payment over 35 years. As from January 2002, based on the debit balance of reserves to amortize, calculated in December 2001, amortization started to be in equal monthly installments over a period of 19 years with interest of 6% p.a., restated monthly by the IGP-M. The installments paid during the year ended December 31, 2003 amounted to R$ 71,355 (2002 - R$ 57,690). According to the regulations of Benefit Plan 1, approved on November 11, 1996, as from this date any insufficiencies of reserves which occur will be covered in equal parts by the sponsors and members, active or retired, based on conditions and criteria actuarially established to be approved by the competent authority.

On August 1, 1998, the new benefit plan administered by Caixa dos Empregados da Usiminas – USIPREV – became effective. Following the trend of supplementary pension systems, this new plan is based on a modern concept offering greater security to sponsors and members. The entity now administers two benefit plans: the former established on August 28, 1972, characterized as a defined benefit plan and USIPREV, characterized as a defined contribution plan for programmed benefits and as a defined benefit for risk benefits. Although directed at new employees, USIPREV permitted the migration of members from the old plan. At the end of the initial campaign on July 31, 1998, 10,651 members had joined the new plan, 80.45% of the total. At December 31, 2003, USIPREV has 13,398 members.

Company contributions during the year ended December 31, 2003 amounted to R$ 8,589 thousand (2002 - R$ 7,832 thousand), consolidated – 2003 – R$ 9,671 thousand (2002 - R$ 8,643 thousand) and were charged to results of operations, mainly to cost of sales and services.

The technical reserves of Caixa (actuarial liability) are calculated by and under the responsibility of an independent actuary contracted by Caixa and represent the obligation assumed for vested and unvested benefits of members and their beneficiaries.

In compliance with CVM Deliberation 371/00, the company recognized the adjustment to the actuarial liability arising from the benefits to which employees are entitled after length of service. The actuarial study, carried out by an independent actuary as of December 31, 2003, presented a liability of R$ 976,802 thousand at the parent company and R$ 1,024,539 thousand consolidated (2002 - R$ 938,710 thousand parent company and R$ 995,288 thousand consolidated).

The reconciliation of the liability recognized in the balance sheet is as follows:

In thousands of reais

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Present value of actuarial liability | (1,931,531) | (1,710,592) | (2,058,214) | (1,821,853) |
| Fair value of assets | 1,164,172 | 767,429 | 1,244,031 | 818,036 |
| Unrecognized net gains (losses) | (200,443) | 4,453 | (210,356) | 8,529 |
| Net current service cost | (967,802) | (938,710) | (1,024,539) | (995,288) |

The amounts estimated to be recognized in the results for 2004 are as follows:

In thousands of reais

| | Parent company | Consolidated |
|---|---|---|
| Cost of current service – gross | 1,682 | 2,110 |
| Cost of interest | 229,718 | 244,793 |
| Estimated earnings from plan assets | (151,750) | (162,274) |
| Amortization of (gain) losses | (940) | (940) |
| Employees contribution | (1,444) | (1,477) |
| Total | 77,266 | 82,212 |

The main actuarial assumptions at December 31, 2003 and 2002 are as follows:

**Actuarial method (projected unit credit):**

| | 2003 | 2002 |
|---|---|---|
| Discount rate | 12.35% a.a. | 12.35% a.a. |
| Estimated rate of return on assets | 13.40% a.a. | 13.40% a.a. |
| Future salary increases | 7.10% a.a. | 7.10% a.a. |
| Social security benefits increase | 5.0% a.a. | 5.0% a.a. |
| Inflation | 5.0% a.a. | 5.0% a.a. |
| Capacity factor | | |
| • Salaries | 97% | 97% |
| • Benefits | 97% | 97% |

**Demographics:**

| | |
|---|---|
| Death table | Average between GAM-71 appealed 1 year and GAM-83 appealed 1 year |
| Death rate of disabled employees | RRB 1944 |
| Disability entry table | RRB 1944 (appealed 2 times) |
| Turnover table | Benefit plan 1: Towers experience<br>USIPREV: Towers experience (appealed 2 times) |
| Sickness table | Towers standard (appealed 2.5 times) |
| Age of retirement | First age reached for retirement eligibility |
| Information on children | Experience of similar companies, combined with data provided by Usiminas |
| Information on spouses of current and future retired employees | 95% of married participants with a difference of 4 years, the woman being the youngest |
| INSS benefit | Considers the amendments to Law 9876 of November 25, 1999 (social security factor) |
| Age of registry with INSS | Informed by Usiminas |

## 15 - STOCKHOLDERS' EQUITY

### (a) Capital

Capital comprises 225,285,820 shares, with no nominal value, of which 112,280,152 are common, 112,111,453 are preferred Class A and 894,215 are preferred class B. On December 29, 2003, the company issued 4,282,180 new shares PNA due to the BNDESPAR decision to convert its 750 nominal debentures into preferred class A shares, in the amount of R$ 59,839 thousand. In addition, the company cancelled 4,282,180 preferred class A shares, held in treasury, in order not to change the total number of shares.

Common shares have the right to vote at stockholders' meetings. Preferred shares have (i) priority on the return of capital, without premium, were the company to be liquidated, (ii) the same rights as the common shares to participate in any bonuses approved at stockholders' meetings and (iii) the right to vote at meetings if the preferred dividends are not paid for three consecutive years. All stockholders are assured of a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate legislation.

**(b) Reserves**

Share premium – set up in the merger process in conformity with Article 14, sole paragraph of Law 6404/76. This reserve may be used to absorb losses which exceed retained earnings and revenue reserves, redeem, reimburse or purchase shares, redeem founders shares, increase capital and for payment of dividends on preferred shares, when this advantage is assured to them (Art. 200 of Law 6404/76).

Treasury stock – At December 31, 2003, the company held in treasury 561,482 common shares, 5,015,170 preferred class A and 331,576 preferred class B shares.

Fiscal incentives – correspond to the reduction through 1996 of 95% of IPI paid (Law 7554/86).

Legal reserve – set up based on 5% of net income for each year until it reaches 20% of capital.

Reserve for investments and working capital – set up at December 31, 2003, as follows:

• 5% of adjusted net income for the year and amounting to R$ 62,352 thousand at December 31, 2003 the objective of which is to assure investments in operations or additional working capital. The balance may not exceed 95% of share capital and can be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares or even capitalized.

A further R$ 784,691 thousand to supplement the investments mentioned above under the terms of Article 196 of Law 6404/76 and based on a budget approved at the Ordinary General Meeting which deliberated on the annual financial statements. This part can also be used to absorb losses, distribute dividends, redeem, reimburse or purchase shares or even capitalized.

***(c) Dividends and interest on own capital***

| | In thousands of reais |
|---|---|
| | 2003 |
| Net income for the year | 1,312,687 |
| Constitution of legal reserve (5%) | (65,634) |
| Calculation basis of dividends | 1,247,053 |
| Minimum mandatory dividend (25%) | 311,763 |
| | |
| Interim interest on own capital paid (R$ 0.3730 per ON share and R$ 0.4103 per PN share) | 84,087 |
| Supplementary interest on own capital payable (R$ 1.1977 per ON share and R$ 1.3175 per PN share) | 270,004 |
| Supplementary dividend payable (R$ 0.1995 per ON share and R$ 0.2195 per PN share) | 45,919 |
| Total | 400,010 |

**16 - FINANCIAL (EXPENSES) INCOME, NET**

Financial income (expenses) are summarized as follows:

| | In thousands of reais | | | |
|---|---|---|---|---|
| | Parent company | | Consolidated | |
| | 2003 | 2002 | 2003 | 2002 |
| Foreign exchange effects | 301,027 | (822,285) | 1,041,965 | (2,539,397) |
| Monetary effects | (101,211) | (207,862) | (288,156) | (237,770) |
| Income (expenses) with swap operations | (321,764) | 357,709 | (993,103) | 671,464 |
| Financial income | 77,510 | 73,125 | 139,696 | 128,765 |
| Interest and commission on financing | (271,797) | (275,867) | (657,912) | (610,831) |
| Other financial expenses | (44,513) | (41,328) | (93,935) | (84,021) |
| | (360,748) | (916,508) | (851,445) | (2,671,790) |

**17 - DETAILS OF EBITDA**

EBITDA – Earnings before financial expenses, interest in subsidiary and associated companies, plus depreciation and additions and exclusions that do not affect cash, comprised basically of the restatement of the actuarial liability and the constitution (reversal) of the provision for fiscal and tax contingencies, as follows:

In thousands of reais

| | | Parent company | | Consolidated | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | OPERATING PROFIT (LOSS) | 1,613,113 | (402,842) | 1,828,381 | (658,127) |
| (+/-) | Interest in subsidiary and associated companies | (461,240) | 572,694 | (115,711) | (83,842) |
| (+) | Net financial expenses | 360,748 | 916,508 | 851,445 | 2,671,790 |
| (+) | Depreciation | 241,167 | 249,182 | 502,746 | 476,113 |
| (+/-) | Additions/exclusions not affecting cash | 65,091 | 22,059 | 5,565 | 23,423 |
| | EBITDA | 1,818,879 | 1,357,601 | 3,072,426 | 2,429,357 |
| | EBITDA / NET INCOME (MARGIN%) | 37.8 | 36.5 | 35.5 | 36.6 |

**18 - INCOME TAX AND SOCIAL CONTRIBUTION**

IN THOUSANDS OF REAIS

**a) Deferred income tax and social contribution**

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Income tax: | | | | |
| Tax losses | 517,933 | 557,106 | 758,813 | 819,553 |
| Temporary provisions | 282,073 | 288,148 | 350,162 | 300,161 |
| Contingent taxes | 17,023 | 43,430 | 18,061 | 44,301 |
| Other | | | 14,185 | 13,944 |
| | 817,029 | 888,684 | 1,141,221 | 1,177,959 |
| Social contribution: | | | | |
| Negative calculation basis | 163,837 | 177,121 | 250,106 | 271,478 |
| Temporary provisions | 92,641 | 96,724 | 116,049 | 101,318 |
| Other | | | 5,249 | 4,462 |
| | 256,478 | 273,845 | 371,404 | 377,258 |
| Total | 1,073,507 | | 1,512,625 | |
| (-) Current assets | (138,857) | | (138,857) | |
| Long-term receivables | 934,650 | 1,162,529 | 1,373,768 | 1,555,217 |
| Income tax / Social Contribution on Net Income | | | | |
| Deferred exchange variation | 64,188 | | 214,972 | |
| Incentivated depreciation | 49,841 | 55,322 | 51,896 | 55,468 |
| Total | 114,029 | 55,322 | 266,868 | 55,468 |
| (-) Deferred current liability | (24,392) | | (82,548) | |
| Long-term liabilities | 89,637 | 55,322 | 184,320 | 55,468 |

As determined in CVM Deliberation 273/98 and CVM Instruction 371/03, the company prepared a study on the expectation of future taxable income discounted at present value at the rate of 12.35%, based on budgets and the business plans, reviewed by the statutory audit committee and approved by the Administrative Council. The projection for the realization of the deferred tax asset is summarized as follows:

| | 2003 | |
|---|---|---|
| | Parent company | Consolidated |
| 2004 | 138,857 | 138,857 |
| 2005 | 137,106 | 186,647 |
| 2006 | 154,617 | 177,066 |
| 2007 | 160,279 | 190,833 |
| 2008 | 159,207 | 195,452 |
| 2009 to 2011 | 323,441 | 623,770 |
| Total | 1,073,507 | 1,512,625 |

**b) Income tax and social contribution in the result**

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution | Income tax | Social contribution |
| Profit (loss) before income tax, social contribution | 1,589,162 | 1,589,162 | (310,753) | (310,753) | 1,794,569 | 1,794,569 | (630,228) | (630,228) |
| Interest on own capital | (354,091) | (354,091) | | | (354,091) | (354,091) | | |
| Employees profit sharing | (35,409) | (35,409) | | | (38,587) | (38,587) | (3,769) | (3,769) |
| Calculation basis | 1,199,662 | 1,199,662 | (310,753) | (310,753) | 1,401,891 | 1,401,891 | (633,997) | (633,997) |
| Additions (exclusions) | (677,372) | (646,125) | 629,485 | 599,754 | (248,925) | (355,050) | 166,196 | 135,209 |
| Calculation basis before offset of losses | 522,290 | 553,537 | 318,732 | 289,001 | 1,152,966 | 1,046,841 | (467,801) | (498,788) |
| Offset of tax losses / negative basis | (156,687) | (166,060) | (95,620) | (86,700) | (345,890) | (314,052) | (96,003) | (87,079) |
| Calculation basis | 365,603 | 387,477 | 223,112 | 202,301 | 807,076 | 732,789 | (563,804) | (585,867) |
| Income tax and social contribution | (91,377) | (34,873) | (55,754) | (18,207) | (201,769) | (65,951) | 140,975 | 52,728 |
| Fiscal incentives | 4,936 | | 2,368 | | 7,934 | | 2,423 | |
| Income tax and social contribution | (86,441) | (34,873) | (53,386) | (18,207) | (193,835) | (65,951) | 143,398 | 52,728 |
| Deferred income tax and social contribution on temporary additions | (85,967) | (34,359) | 10,488 | 2,880 | (116,913) | (46,289) | 17,056 | 5,251 |
| Prior year income tax and social contribution | | 574 | 46,804 | 1,049 | | 574 | 46,970 | 1,107 |
| Total income tax and social contribution (expense) income | (172,408) | (68,658) | 3,906 | (14,278) | (310,748) | (111,666) | 207,424 | 59,086 |

The income tax rate is 25% and social contribution rate 9%.

## 19 - TRANSACTIONS WITH RELATED COMPANIES

IN THOUSANDS OF REAIS

The main balances and transactions with related parties are summarized as follows:

| | Assets | | | | Liabilities | | | |
|---|---|---|---|---|---|---|---|---|
| | Current | | Long-term receivables | | Current | | Long-term receivables | |
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| USIMINAS MECÂNICA S.A. | 15,919 | 29,910 | | | 106,170 | 115,618 | | |
| NIPPON USIMINAS CO LTD (*) | | | | | 60,736 | 75,862 | 317,812 | 459,329 |
| CIA. VALE DO RIO DOCE | 475 | 136 | | | 13,270 | 12,325 | | |
| USIPARTS S.A. SISTEMAS AUTOMOTIVOS | 25,431 | 15,413 | | | 230 | | | |
| CIA. SIDERÚRGICA PAULISTA - COSIPA | 54,655 | 25,369 | 55,411 | 10,520 | 22,202 | 21,199 | | |
| FASAL S.A. COM. IND. PROD. SIDERÚRGICOS | 28,469 | 38,566 | | | | 34,572 | | |
| RIO NEGRO COM. IND. AÇO S.A. | 57,874 | 33,852 | | | 521 | 486 | | |
| MRS LOGÍSTICA | | 157 | | | 491 | | | |
| USIMINAS INTERNATIONAL LTD (**) | | | 241,843 | 228,463 | 3,990 | 6,325 | 158,906 | 194,332 |
| SIDERHOLDING PARTICIPAÇÕES LTDA. | 2 | 3,286 | 306 | 250 | | | | |
| USIFAST LOGÍSTICA INDUSTRIAL | | | | | 1,425 | | | |
| USIMPEX INDUSTRIAL S.A. | | | | | | 36 | | |
| USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA. | | 28 | | 277 | 321 | 292 | | |
| UNIGAL LTDA. | 14 | 61 | | | 33,424 | 23,314 | | |
| **TOTAL** | 182,839 | 146,778 | 297,560 | 239,510 | 242,780 | 290,029 | 476,718 | 653,661 |

(*) Loans and financing in U.S. dollars with interest of between 4.34% and 4.81% per year.

(**) The liabilities of the subsidiary company refer to loans and financing in U.S. dollars with interest of 4.81% per year.

## 19 - TRANSACTIONS WITH RELATED COMPANIES (CONTINUATION)

IN THOUSANDS OF REAIS

| | Sales | | Purchases | | Income | | Expenses | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| USIMINAS MECÂNICA S.A. | 129,682 | 96,470 | 74,169 | 41,249 | | | 23,342 | 17,062 |
| CIA. VALE DO RIO DOCE | 2,210 | 1,435 | 435,525 | 308,607 | | | | |
| USIPARTS S.A. SISTEMAS AUTOMOTIVOS | 31,636 | 18,160 | 3,030 | 87 | | 689 | | |
| CIA. SIDERÚRGICA PAULISTA - COSIPA | 26,080 | 28,875 | 747 | 2,693 | | | | |
| FASAL S.A. COM. IND. PROD. SIDERÚRGICOS | 187,307 | 162,664 | 12 | 64 | | | | |
| RIO NEGRO COM. IND. AÇO S.A. | 275,828 | 185,363 | 14,975 | 15,370 | | | | |
| MRS LOGÍSTICA | 982 | 971 | 49,945 | 41,269 | | | | |
| USIMINAS INTERNATIONAL LTD | | | | | (41,925) | 77,364 | (29,611) | |
| USIFAST LOGÍSTICA INDUSTRIAL | 58 | | 49,361 | 47,256 | | | | |
| USIMPEX INDUSTRIAL S.A. | | | 397 | 437 | | | | |
| USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA. | 10 | 2 | 3,650 | 3,860 | 2 | 92 | | |
| UNIGAL LTDA. | 204 | 635 | 251,876 | 147,857 | | | | |
| **TOTAL** | 653,997 | 494,575 | 883,687 | 608,749 | (41,923) | 78,145 | (6,269) | 17,062 |

The most significant transactions with related companies are contracted at usual market conditions, considering prices, terms, financial charges etc. Any differences in balances and operations shown above and those which are shown by the related companies refer substantially to normal in transit operations, considered immaterial to the financial statements taken as a whole.

**20 - FINANCIAL INSTRUMENTS**

The financial instruments of the company and subsidiary companies are recorded in asset and liability accounts at December 31, 2003 and 2002 at amounts compatible with those practiced in the market at those dates. These instruments are managed via operating strategies aiming at liquidity, profitability and security. The control policy consists of a continuous monitoring of rates contracted versus those effective in the market.

(a) Credit risk

The sales policy of the group is subordinated to the credit terms fixed by management, which attempt to minimize problems arising from defaulting customers. This objective is achieved through the selection of customers according to their capacity to pay and diversification (risk spread). The company also has an allowance for doubtful accounts of R$ 25,852 (2002 – R$ 25,852) representing 2.93% of outstanding receivables (2002 – 3.28%) to face credit risks (consolidated – R$ 60,843 thousand and R$ 47,915 thousand, representing 4.04% and 3.37%, respectively, of outstanding receivables.

(b) Exchange rate risk

The company and its subsidiaries have significant liabilities in foreign currency, mainly in U.S. dollars, and therefore their results may be significantly affected by exchange rate variations.

As a preventive measure and to reduce the effects of exchange rate variations, management has a policy to maintain assets linked to exchange rates, as shown below:

In thousands of U.S. dollars

| | 2003 | 2002 |
|---|---|---|
| A) Loans / financing in foreign currency | | |
| Parent company | 670,840 | 724,797 |
| Consolidated | 1,813,279* | 1,950,978 |
| B) Foreign suppliers | | |
| Parent company | 15,650 | 27,554 |
| Consolidated | 55,992 | 102,718 |
| C) Assets in foreign currency | | |
| Parent company | 272,976 | 209,823 |
| Consolidated | 292,746 | 343,551 |
| D) Swap financial operations | | |
| Parent company | 327,517 | 292,120 |
| Consolidated | 949,572 | 667,332 |
| E) Net exposure (A+B-C-D) | | |
| Parent company | 85,997 | 250,408 |
| Consolidated | 626,953 | 1,042,813 |

As regards the net position of assets and liabilities in U.S. dollars at December 31, 2003 shown above, the net balance between exports and imports of the parent company and its subsidiaries to be realized in 2004, as projected below (unaudited), must be considered:

| | In thousands of U.S. dollars |
|---|---|
| A) Exports | |
| Parent company | 400,649 |
| Subsidiaries | 410,650 |
| **Total** | 811,299 |
| B) Import | |
| Parent company | 179,503 |
| Subsidiaries | 201,149 |
| **Total** | 380,652 |
| | 430,647 |

Swap financial operations realized the year may be summarized as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Contracted amount – in US$ thousand | 327,517 | 292,120 | 949,572 | 667,332 |
| | | | | In thousands of reais |
| Current assets – financial instruments | | 103,582 | | 113,226 |
| Long-term receivables – financial instruments | | 155,062 | | 368,054 |
| Current liabilities – financial instruments | 27,647 | | 90,868 | 2,543 |
| Long-term liabilities – financial instruments | 54,596 | | 283,999 | |
| Net income (expenses) – financial income (expenses), net | (321,764) | 357,709 | (993,103) | 671,464 |

At December 31, 2003, if the operations mentioned above were realized under current market conditions, they would represent a liability of R$ 35,227 thousand. Currently, the company does not intend to settle these operations before the maturities.
The market values of the other financial assets and liabilities do not significantly differ from their book values, since they were agreed and recorded based on rates and conditions practiced in the market for operations of similar nature, risk and term.

(c) Price risk

Exports being equivalent to 19.3% of parent company sales projected for 2004 and 34.5% of the sales of subsidiaries, any exchange rate fluctuation represents in fact a price risk that may compromise results expected. This risk is mainly offset by the significant volume of Group Company imports projected for 2004, as shown above.

(d) Interest rate risk

The interest rates contracted for short and long-term loans and financing and debentures may be summarized as follows:

In thousands of reais

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | % | 2002 | % | 2003 | % | 2002 | % |
| Loans and financing: | | | | | | | | |
| Prefixed | 951,368 | 38 | 732,534 | 20 | 2,140,309 | 31 | 2,358,583 | 26 |
| TJLP | 155,984 | 6 | 236,338 | 6 | 849,069 | 12 | 994,052 | 11 |
| Libor | 1,388,689 | 56 | 2,260,643 | 61 | 3,500,486 | 50 | 5,034,688 | 56 |
| Other | | | | | 183,157 | 3 | 160,600 | 2 |
| Sub total | 2,496,041 | 100 | 3,229,515 | 87 | 6,673,021 | 96 | 8,547,923 | 95 |
| Debentures: | | | | | | | | |
| TJLP | | | 88,347 | 2 | | | 88,347 | 1 |
| CDI | | | 371,772 | 11 | 256,761 | 4 | 371,772 | 4 |
| Sub total | | | 460,119 | 13 | 256,761 | 4 | 460,119 | 5 |
| | 2,496,041 | 100 | 3,689,634 | 100 | 6,929,782 | 100 | 9,008,042 | 100 |

## 21 - SERVICES NOT RELATED TO EXTERNAL AUDIT

The company's policy for contracting services not related to the external audit with our independent auditors assures that there are no conflicts of interest, loss of independence or objectivity. In addition, complying with CVM Instruction 381/2003, we inform that the contracts in effect and the services rendered currently by the independent auditors to the company and its subsidiaries only relate to external audit works.

## 22 - INSURANCE COVERAGE

Insurance policies taken out provide the following cover which management considers to be sufficient:

For the buildings, merchandise and raw materials, equipment, machinery, furniture, fixtures, and installations of the establishments insured and respective sites of Usiminas, Usiminas Mecânica, Cosipa, Unigal, with a risk value of US$ 13,431,529 thousand, an All Risks policy with a maximum indemnity of US$ 800,000 thousand per claim. The deductible for material damages is US$ 7,500 thousand and for loss of profits is 21 days (waiting time) with minimum of US$ 7,500 thousand.

## ADMINISTRATIVE COUNCIL

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES (President)
ANTÔNIO MIGUEL MARQUES
BERTOLDO MACHADO VEIGA
ERMÍNIO TADEI
GABRIEL STOLIAR
HUMBERTO EUDES VIEIRA DINIZ
KENICHI ASAKA
KIYOSHI UEMURA
MARCUS OLYNTHO DE CAMARGO ARRUDA
RINALDO CAMPOS SOARES

## BOARD OF DIRECTORS

RINALDO CAMPOS SOARES (President)
PAULO PENIDO PINTO MARQUES
GABRIEL MÁRCIO JANOT PACHECO
IDALINO COELHO FERREIRA
RICARDO YASUYOSHI HASHIMOTO

## STATUTORY AUDIT COMMITTEE

JOSÉ RUQUE ROSSI (President)
ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO
JOSÉ IGNACIO ORTUONDO GARCIA
ISABEL DA SILVA RAMOS KEMMELMEIER
MASATO NINOMIYA

## RESPONSIBLE ACCOUNTANT

JOÃO LUCAS FERRAZ DUNGAS
Controller
Registered Accountant
CRC-MG 9644

To the Board of Directors and Stockholders
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 We have audited the accompanying balance sheets of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – (parent company) and the consolidated balance sheets of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – and its subsidiaries (consolidated) as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of changes in financial position of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – (parent company), as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The determination of the composition of the technical reserves of Caixa dos Empregados da Usiminas, a basis for the calculation of the actuarial liability, was made by independent actuaries, and our opinion, insofar as it relates to the determination of this actuarial liability of the parent company and consolidated of R$ 967,802 thousand and R$ 1,024,539 thousand, respectively, at December 31, 2003 (2002 - R$ 938,710 thousand and R$ 995,288 thousand, respectively) and the effects on the results of the parent company and consolidated of R$ 29,092 thousand – debit – and R$ 29,251 thousand - debit, respectively, at December 31, 2003 (2002 – R$ 29,244 thousand – debit – and R$ 30,046 thousand – debit, respectively) is based exclusively on the opinions of these actuaries.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the opinion of the independent actuaries referred to in the first paragraph, the financial statements present fairly, in all material respects, the financial position of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – (parent company) and Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – and its subsidiaries (consolidated) at December 31, 2003 and 2002 and the results of operations, the changes in stockholders' equity and the changes in financial position of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – (parent company) as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statements of cash flow and of added value are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5 As mentioned in Note 9 to the financial statements, the subsidiaries Companhia Siderúrgica Paulista – COSIPA – and Unigal Ltda. have to comply with certain contractual conditions regarding loans and financing (covenants – financial indices) which could provoke anticipated maturity of long-term local and foreign currency liabilities of the Company and these subsidiaries in the amounts of R$ 623,551 thousand, R$ 2,011,312 thousand and R$ 320,244 thousand, at December 31, 2003, respectively, (2002 – R$ 690,645 thousand, R$ 2,117,212 thousand and R$ 390,635 thousand, respectively). These subsidiaries have discussed the situation with the creditors in order to assure compliance with the financial conditions contractually agreed, and were successful in renegotiating the conditions. For these creditors, compliance with certain restrictive clauses for the years 2003 and 2002 was waived. Consequently, the liabilities continued to be classified as long-term in the parent company and consolidated balance sheets.

Belo Horizonte, March 4, 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Contador CRC RS044214 "S" MG

As members of the Audit Committee of Usinas Siderúrgicas de Minas Gerais – USIMINAS – and in accordance with legal and statutory provisions, we hand the Annual Administration Report Accounting Statements relative to the fiscal year ended on December 31, 2003. Based on the analyses carried out and in accordance with PriceWaterhouseCoopers Independent Auditors' advice dated March 04, 2004, we opine that the above-mentioned documents deserve the shareholders' approval.

Belo Horizonte, March 4, 2004.

José Ruque Rossi (President)
Antônio Joaquim Ferreira Custódio
José Ignacio Ortuondo Garcia
Isabel da Silva Ramos Kemmelmeier
Masato Ninomiya

USIMINAS

ALWAYS PRESENT AND ACTIVE.

Rua Prof. José Vieira de Mendonça, 3.011 - Engenho Nogueira
31310-260 - Belo Horizonte - MG - Brasil
Tel. 55 (31) 3499-8000 - Fax 55 (31) 3499-8899
www.usiminas.com.br

# RELATÓRIO ANUAL - 2003

2003

USIMINAS

SEMPRE PRESENTE E ATUANTE.

| **INDICADORES FINANCEIROS - USIMINAS** (R$ milhões) | **1999** | **2000** | **2001** | **2002** | **2003** | **Var. 03/02** |
|---|---|---|---|---|---|---|
| Receita Operacional Bruta | 2.418 | 3.123 | 3.798 | 4.740 | 6.221 | 31% |
| Mercado interno | 1.989 | 2.724 | 3.264 | 3.955 | 5.208 | 32% |
| Mercado externo | 429 | 399 | 534 | 785 | 1.013 | 29% |
| **Receita Operacional Líquida** | **1.882** | **2.395** | **2.942** | **3.714** | **4.809** | **29%** |
| Lucro bruto | 616 | 892 | 1.037 | 1.316 | 1.826 | 39% |
| Margem bruta | 33% | 37% | 35% | 35% | 38% | |
| **Lucro Operacional (antes do resultado financeiro)** | **447** | **769** | **869** | **1.086** | **1.513** | **39%** |
| Margem operacional | 24% | 32% | 30% | 29% | 32% | |
| **EBITDA** | **636** | **954** | **1.106** | **1.358** | **1.819** | **34%** |
| Margem EBITDA | 34% | 40% | 38% | 37% | 38% | |
| **Lucro Líquido** | **310** | **231** | **241** | **(321)** | **1.313** | |
| Margem líquida | 16% | 10% | 8% | -9% | 27% | |
| **Ativos Totais** | **8.546** | **8.539** | **8.885** | **9.131** | **9.342** | **2%** |
| **Patrimônio Líquido** | **3.357** | **3.494** | **3.374** | **3.053** | **4.025** | **32%** |
| **Endividamento Líquido** | **2.911** | **3.430** | **3.321** | **3.356** | **2.218** | **-34%** |
| **Investimentos** | **900** | **249** | **221** | **92** | **240** | **16%** |
| **Endividamento Bruto** | **3.800** | **3.680** | **3.529** | **3.817** | **2.661** | **-30%** |

| **INDICADORES FINANCEIROS - CONSOLIDADO** (R$ milhões) | **1999** | **2000** | **2001** | **2002** | **2003** | **Var. 03/02** |
|---|---|---|---|---|---|---|
| Receita Operacional Bruta | 3.985 | 5.059 | 6.276 | 8.394 | 11.096 | 32% |
| Mercado interno | 3.246 | 4.333 | 5.337 | 6.405 | 8.611 | 34% |
| Mercado externo | 739 | 726 | 939 | 1.989 | 2.485 | 25% |
| **Receita Operacional Líquida** | **3.111** | **3.921** | **4.883** | **6.634** | **8.660** | **32%** |
| Lucro bruto | 939 | 1.308 | 1.488 | 2.356 | 3.100 | 32% |
| Margem bruta | 30% | 33% | 30% | 36% | 36% | |
| **Lucro Operacional (antes do resultado financeiro)** | **641** | **1.004** | **1.132** | **1.930** | **2.564** | **33%** |
| Margem operacional | 21% | 26% | 23% | 30% | 30% | |
| **EBITDA** | **961** | **1.344** | **1.547** | **2.429** | **3.072** | **27%** |
| Margem EBITDA | 31% | 34% | 32% | 37% | 35% | |
| **Lucro Líquido** | **296** | **211** | **245** | **(325)** | **1.306** | |
| Margem líquida | 10% | 5% | 5% | 5% | 15% | |
| **Ativos Totais** | **11.731** | **12.865** | **13.729** | **15.523** | **15.573** | **0%** |
| **Patrimônio Líquido** | **3.342** | **3.743** | **3.358** | **3.033** | **3.999** | **32%** |
| **Endividamento Bruto** | **6.046** | **6.827** | **7.488** | **9.535** | **7.587** | **-20%** |
| **Endividamento Líquido** | **4.480** | **5.968** | **7.038** | **8.803** | **6.744** | **-23%** |
| **Investimentos** | **1.096** | **929** | **1.324** | **579** | **475** | **-18%** |

## EVOLUÇÃO RESULTADOS CONSOLIDADOS (R$ BILHÕES)



3,1
3,9
4,9
6,6
8,7
1,0
1,3
1,5
2,4
3,1
0,3
0,2
0,3
(0,3)
1,3
1999
2000
2001
2002
2003
Receita Líquida Consolidada
EBITDA
Lucro Líquido


## RECEITA BRUTA CONSOLIDADA



74%
26%
ME
MI

| INDICADORES OPERACIONAIS - USIMINAS | 1999 | 2000 | 2001 | 2002 | 2003 | Var. 03/02 |
|---|---|---|---|---|---|---|
| **Produção Sistema - Aço bruto (mil t.)** | **5.574** | **7.184** | **7.080** | **8.448** | **8.621** | **2%** |
| Usiminas | 2.980 | 4.438 | 4.620 | 4.575 | 4.524 | -1% |
| Cosipa | 2.584 | 2.748 | 2.460 | 3.873 | 4.097 | 6% |
| **Vendas Físicas - Usiminas (mil t.)** | **3.285** | **3.693** | **4.103** | **4.182** | **4.044** | **-3%** |
| Mercado interno | 2.537 | 3.102 | 3.270 | 3.283 | 3.183 | 3% |
| % mercado interno | 77% | 84% | 80% | 79% | 79% | |
| Exportações | 758 | 591 | 833 | 899 | 861 | -4% |
| % exportações | 23% | 16% | 20% | 21% | 21% | |
| **Vendas Físicas - Sistema (mil t.)** | **5.470** | **6.110** | **6.602** | **7.722** | **7.710** | **0%** |
| Mercado interno | 4.157 | 5.071 | 5.435 | 5.412 | 5.342 | -1% |
| % mercado interno | 76% | 83% | 82% | 70% | 69% | |
| Exportações | 1.313 | 1.039 | 1.167 | 2.310 | 2.368 | 3% |
| % exportações | 24% | 17% | 18% | 30% | 31% | |

**Nota**

A redução na produção da Usiminas verificada em 1999 deveu-se à parada programada para reforma do Alto-Forno 3, no período de junho a outubro. A redução na produção da Cosipa verificada em 1999 deveu-se ao fechamento da linha 1 (uma máquina de sinter, Alto Forno 1, Aciaria 1, lingotamento convencional e laminação de lingotes) obsoleta, com alto custo operacional, em janeiro de 1999. Em dezembro de 2001, entrou em operação a nova linha de lingotamento contínuo, elevando a capacidade instalada de aço bruto para 4,5 milhões de toneladas/ano. Em 2003, houve parada para reforma do Alto-Forno 2 da Usina de Ipatinga por um período de 80 dias.

**Produção Aço Bruto - Sistema** (mil toneladas)



COSIPA
USIMINAS
5,6
7,2
7,1
8,4
8,6
2,6
2,7
2,5
3,8
4,1
3,0
4,5
4,6
4,6
4,5
1999
2000
2001
2002
2003


**Vendas Físicas - Sistema** (mil toneladas)



COSIPA
USIMINAS
5,5
6,1
6,6
7,7
7,7
1,3
1,0
1,2
2,3
2,4
4,2
5,1
5,4
5,4
5,3
1999
2000
2001
2002
2003


**Mix de vendas físicas consolidadas**



2003
15%
20%
5%
8%
27%
25%
2002
17%
20%
6%
7%
21%
30%
Laminados a Quente
Chapas Grossas
Placas
Produtos Beneficiados
Galvanizado
Laminados a Frio

# PERFIL CORPORATIVO

A Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS – é uma das maiores indústrias siderúrgicas do País e empresa-líder do Sistema Usiminas, que agrega outras 14 empresas, além de entidades da área social, formando o maior complexo siderúrgico da América Latina e um dos 20 maiores do mundo.

O Sistema, com duas usinas ampliadas e modernizadas, após investimentos de mais de US$ 3 bilhões na última década, possui capacidade instalada para a produção de 9,3 milhões de toneladas de aço bruto por ano e é responsável por aproximadamente 18 mil empregos diretos e 30 mil empregos indiretos. A Usina Intendente Câmara, da controladora, está instalada na cidade de Ipatinga (a 217km de Belo Horizonte), no Vale do Aço, próxima a uma das maiores reservas de minério de ferro do mundo, o chamado Quadrilátero Ferrífero. A Usina José Bonifácio de Andrada e Silva, da controlada Cosipa, está estrategicamente localizada em Cubatão, no litoral do Estado de São Paulo, próxima ao maior centro consumidor do País.

Em números consolidados, a Usiminas ocupa posição de liderança no mercado interno de laminados planos, com 59% de *market share*. Os principais clientes encontram-se nos segmentos automobilístico, de autopeças, máquinas agrícolas e rodoviárias, equipamentos eletroeletrônicos e tubos de grande diâmetro, além do setor de distribuição (varejo).

## MISSÃO

• Criar valor para a Sociedade através das atividades siderúrgicas e correlatas.

• Validar suas ações em toda a cadeia produtiva através do fornecimento de produtos e serviços competitivos e de qualidade aos clientes, da geração de retorno aos acionistas e da promoção do bem-estar e desenvolvimento dos empregados e comunidades.

• Buscar, sempre, a perenização do empreendimento e a harmonização dos fins econômicos com os demais interesses sociais da coletividade.

## VISÃO

Consolidar o maior, o mais moderno e o mais competitivo complexo siderúrgico na América Latina, com destaque entre os 20 maiores grupos mundiais, líder no mercado brasileiro e com expressiva presença no mercado externo, visando ao retorno aos acionistas, através de estratégias focadas:

• no atendimento diferenciado ao cliente com produtos e serviços de qualidade e maior valor agregado;

• na busca contínua da liderança em custos e na melhor estrutura de capital;

• na otimização das sinergias entre as Empresas do Sistema Usiminas.

# SISTEMA USIMINAS

| | | | |
|---|---|---|---|
| SIDERURGIA | **USIMINAS (Usina - Ipatinga)** | Empresa líder do Sistema Usiminas.<br>Produz e comercializa aços laminados planos a frio e a quente, chapas e placas. | Vendas: 4 milhões de toneladas (MI: 79%)<br>Receita líquida: R$ 4,8 bilhões<br>Lucro líquido: R$ 1,3 bilhão |
| | **UNIGAL (Ipatinga)** | Instalada dentro da Usina da Usiminas, atua na galvanização de chapas e bobinas de aço. | Produção: 397 mil toneladas<br>Receita líquida: R$ 183 milhões<br>Lucro líquido: R$ 38 milhões |
| | **COSIPA (Cubatão)** | Produz aços planos não-revestidos (placas, chapas grossas, laminados a quente e a frio). | Vendas: 3,7 milhões de toneladas (MI: R$59%)<br>Receita líquida: R$ 3,5 bilhões<br>Lucro líquido: R$ 258 milhões |
| | **SIDOR (Venezuela)** | Produtos siderúrgicos. | Produção aço líquido: 3,5 milhões de toneladas<br>Vendas: 3,1 milhões de toneladas |
| | **SIDERAR (Argentina)** | Produtos siderúrgicos. | Produção aço líquido: 2,6 milhões de toneladas<br>Vendas: 2,3 milhões de toneladas |
| BENS DE CAPITAL E ESTAMPARIA | **USIMINAS MECÂNICA (Ipatinga)** | Fabrica equipamentos e estruturas metálicas de grande porte. | Receita líquida: R$ 309 milhões<br>Lucro líquido: R$ 21 milhões |
| | **USIPARTS (Pouso Alegre)** | Produz cabinas e conjuntos completos pintados para o setor automotivo.<br>Transporte ferroviário | Receita líquida: R$ 115 milhões<br>Lucro líquido: R$ 1,5 milhão |
| LOGÍSTICA | **USIFAST (Betim)** | Atua como sistema integrado de logística, com características de operador multimodal de atuação nacional e voltado para a indústria. | Lucro líquido: R$ 4,929 milhões<br>376 carretas: renovação de frota |
| | **MRS (Juiz de Fora)** | | Receita líquida: R$ 1,3 bilhão<br>Lucro líquido: R$ 352 milhões |
| | **PORTOS TPPM E TMPC** | Transporte marítimo | TPPM: receita bruta de R$ 11,4 milhões, movimentando 371 mil t de cargas de terceiros<br>TMPC: receita de R$ 11 milhões, com movimento de 485 mil t de produtos diversos e R$ 52 milhões com movimento de contêineres em associação com a Rio Cubatão |
| DISTRIBUIÇÃO E SERVIÇOS | **FASAL (Santa Luzia)** | Atua no beneficiamento e na distribuição de produtos siderúrgicos destinados aos mercados interno e externo. | Receita líquida: R$ 281 milhões<br>Lucro líquido: R$ 42 milhões |
| | **RIO NEGRO (Guarulhos)** | Processa e comercializa bobinas a quente, a frio e galvanizadas. | Vendas: 497 mil toneladas<br>Receita líquida: R$ 363 milhões<br>Lucro líquido: R$ 25 milhões |
| | **DUFER (São Paulo)** | Ligada à Cosipa, atua na transformação de bobinas em chapas, rolos, tiras e "blanks"; e distribui os produtos. | Faturamento líquido: R$ 120 milhões<br>Lucro líquido: R$ 7 milhões<br>Certificação ISO 9001:2000 e JS 16949:2002 |
| | **USIAL (Vitória)** | Fabricação e comercialização de artefatos de aço | Receita líquida: R$ 3 milhões<br>Lucro líquido: R$ 1 milhão |
| | **USIROLL (Ipatinga)** | Prestação de serviço e tecnologia de retificação | Receita líquida: R$ 3 milhões<br>Lucro líquido: R$ 1 milhão |
| SOCIAL | **FUNDAÇÃO FSFX (Ipatinga)** | Instituída pela Usiminas, presta serviços à comunidade do Vale do Aço nas áreas de saúde, educação e cultura | Acreditação do Hospital Márcio Cunha em excelência nível 3 pela Organização Nacional de Acreditação (M S) |
| | **CAIXA DOS EMPREGADOS** | Fundo de pensão dos empregados da Usiminas. | Participantes ativos: 13.661<br>Patrimônio: R$ 1,4 bilhão |
| | **FEMCO** | Como fundação de seguridade social da Cosipa, assiste aos empregados da siderúrgica | Participantes ativos: 5.645<br>Patrimônio: R$ 1,13 bilhão |
| | **CONSUL (Ipatinga)** | Cooperativa de Consumo dos Empregados da Usiminas | Faturamento: R$ 54,46 milhões |

Controladora · Controlada · Coligada · Participação no Controle · Entidade Social · Outros

# SUMÁRIO

# MENSAGEM DO PRESIDENTE



Há mais de uma década, quando a Usiminas foi privatizada, plantamos novas sementes para uma empresa sólida, moderna, verticalizada, líder. O ano de 2003 marca o início da colheita. Buscamos fortalecer a liderança no Brasil, alcançar projeção na América do Sul pela participação em siderúrgicas importantes na região, obter destaque internacional, assegurar forte estrutura de logística, ampliar o leque de atuação e oferecer produtos de maior valor agregado. Foi uma estratégia ousada, com objetivos concretos e visão corporativa de longo prazo.

Traçamos os rumos para desenvolver e consolidar o Sistema Usiminas como um dos maiores complexos siderúrgicos do mundo. Reiteramos a proposta de ter o mercado interno como nosso foco, mas com posição confortável nas exportações – 30% da produção segue para o mercado externo –, que hoje asseguram *hedge* natural para as importações em moeda forte.

Para atingir essas metas, desencadeamos um plano de modernização tecnológica na Usiminas, com investimentos de aproximadamente US$ 2,1 bilhões nos últimos 11 anos – o maior já realizado por uma siderúrgica brasileira. Atenta às oportunidades, a Empresa adquiriu a Cosipa, em 1993, e aportou outros US$ 1,2 bilhão para a atualização tecnológica da nova Companhia. Com isso, nossa produtividade mais do que dobrou.

Após esse ciclo de investimentos, os objetivos foram cumpridos: o Sistema Usiminas, com capacidade instalada de produção de 9,3 milhões de toneladas/ano de aço bruto, é o maior fabricante de aços planos do País e da América Latina e figura como um dos 20 maiores conglomerados siderúrgicos do mundo. Detemos 59% do mercado interno e somos líderes no fornecimento de aço para segmentos estratégicos da economia brasileira, como a indústria automotiva, de tubos de grande diâmetro e eletroeletrônica.

Com Usiminas e Cosipa na posição de motor produtivo do Sistema, atuamos em praticamente todos os segmentos da cadeia do aço – da produção à distribuição e beneficiamento. Tivemos um ritmo de trabalho forte: a produção totalizou 8,6 milhões de toneladas de aço bruto no ano e, mesmo com a parada de 80 dias para reparos no Alto-Forno 2 na Usina de Ipatinga, superamos em 2% o volume processado em 2002.

Foi um ano difícil, especialmente no primeiro semestre. Tivemos de enfrentar oscilações de demanda e rever para baixo a expectativa de consumo do mercado interno – a retração no cenário macroeconômico penalizou segmentos que concentram seus negócios no mercado doméstico. Mesmo assim, colhemos boa safra nos resultados operacionais e financeiros.

Em números consolidados, a Usiminas encerrou o ano com receita líquida de R$ 8,7 bilhões, uma expansão de 31% em relação ao ano anterior. O lucro líquido acumulou R$ 1,3 bilhão e a geração de caixa (EBITDA) saltou de R$ 2,4 bilhões para R$ 3,1 bilhões, o que representou crescimento de 26% e possibilitou a redução do nível de endividamento da Empresa em R$ 956 milhões líquidos.

Em 2004, o mercado estará mais competitivo com a maturação dos investimentos das usinas concorrentes. Mesmo assim, a Usiminas planeja aumentar o volume destinado ao mercado interno – que também deverá ter maior demanda que 2003.

Na área de tecnologia, foram mantidos os acordos de transferência tecnológica com a Nippon Steel e ampliado o licenciamento com a Praxair, do sistema Cojet, para mais um convertedor na Usina de Ipatinga e para um dos convertedores da Cosipa. Da argentina Siderar, adquirimos a tecnologia de *Steel Frame*, que trouxe para o Brasil o que há de mais avançado, leve e rápido em construção civil. Também investimos em energia e chegamos, na Usina de Ipatinga, a 25% de geração própria – a meta é atingir cerca de 50% até 2007.

Essa colheita é fruto do esforço para a consolidação do Sistema Usiminas, sinergia que proporcionou acréscimo de eficiência e redução de R$ 150 milhões nos custos, apenas em 2003.

O trabalho desenvolvido no entrosamento do Sistema, para agilizar processos e otimizar resultados, tem sido acompanhado de perto pelo mercado. Desde 2001, estamos constantemente aperfeiçoando nossa comunicação com acionistas, analistas e investidores, por meio de uma metodologia clara e dinâmica para a divulgação de estratégias e resultados. Por esses esforços, fomos reconhecidos pela Anefac – Associação Nacional dos Executivos de Finanças, Administração e Contabilidade –, como uma das dez empresas com balanço mais transparente e que reúne informações com maior grau de credibilidade no mercado.

Coroando a percepção positiva dos investidores, as ações preferenciais da Usiminas acumularam a expressiva valorização de 453% no ano, a segunda maior dentre as empresas que compõem o Ibovespa. O valor de mercado da Companhia saltou de R$ 1,4 bilhão, no final de 2002, para R$ 7,6 bilhões, em dezembro de 2003, em benefício dos acionistas.

A partir de agora, vamos aproveitar as transformações da siderurgia internacional para crescer ainda mais. Essas mudanças nos contornos da siderurgia mundial respondem a, pelo menos, seis fatores: globalização, deslocamento geográfico da produção para os países emergentes, consolidações regionais, solidificação do complexo exportador da Rússia e da Ucrânia, crescimento da China e alianças globais. Nesse processo de reorganização, será imprescindível reunir rentabilidade, sustentabilidade e consolidação. O Sistema Usiminas está atento, preparado, com planos bem definidos para encarar os novos desafios e saberá aproveitar as oportunidades.

Para enfrentar a segunda etapa da jornada de crescimento do Sistema Usiminas, construímos uma Agenda de Criação de Valor – em fase de implantação –, com o objetivo de preparar nosso grupo para o novo cenário internacional e fortalecer a proposta de gerar valor para acionistas, clientes, fornecedores e comunidade. Seis fatores são prioritários nessa Agenda: controle rígido de novos investimentos, intensificação do relacionamento com investidores, maior integração entre Usiminas e Cosipa, atualização constante da estratégia comercial, redução de endividamento e identificação de possíveis alianças estratégicas. Mais de 500 profissionais foram treinados ao longo de 2003 para que todas essas propostas se concretizassem no tempo adequado.

Na área social, intensificamos nossos esforços para manter a condição de Empresa Válida, que merece o lucro realizado, porque produz riquezas socialmente sancionáveis e pauta suas relações com a sociedade na transparência, na responsabilidade diante de gerações futuras, na compreensão das dimensões sociais dos atos econômicos e na seleção de agentes e parceiros comprometidos com os mesmos conceitos.

As iniciativas sociais levaram a Empresa a obter, mais uma vez, o reconhecimento público. Em 2003, a Usiminas recebeu o prêmio "Valor Social" por voto popular, na categoria "Grande Prêmio", realizado pelo jornal Valor Econômico, e o prêmio "Balanço Social-Região Sudeste", o mais importante do País nessa categoria, conferido pela Aberje, Apimec, Fides, Ibase e Instituto Ethos.

**Rinaldo Campos Soares**
DIRETOR-PRESIDENTE DA USIMINAS

> "Essa colheita é fruto do esforço para a consolidação do Sistema Usiminas, sinergia que proporcionou acréscimo de eficiência e redução nos custos."

# DESTAQUES DO SISTEMA USIMINAS

## USIMINAS

• Reforma do Alto-Forno 2, com investimentos de US$ 40 milhões.

• Melhoria da qualidade dos aços Ultra Baixo Carbono *Interstitial Free*, na Aciaria 2.

• Produção recorde de 1,8 milhão de toneladas de laminados a frio.

• Economia de R$ 39 milhões com plano de redução de custos na área operacional.

• Inauguração da turbina de topo do Alto-Forno 3.

• Aperfeiçoamento da tecnologia utilizada no programa Usiteto, que já permite a construção de edifícios de até dez andares e poderão se tornar um novo nicho de mercado.

• Criação de dois novos centros de distribuição, em Contagem (MG) e em Camaçari (BA).

## UNIGAL

• Revestimento de 402 mil toneladas de aços galvanizados por imersão a quente.

• Fornecimento de chapas com revestimento especial GA para clientes finais no exterior, como Toyota, Honda, Suzuki e Mitsubishi.

## COSIPA

• Início da produção de placas IF e de chapas grossas API, com maior valor agregado.

• Venda de assistência técnica na área de refino e lingotamento contínuo para a Siderúrgica Nisco, da China.

## FASAL

• Ampliação da filial de Santa Luzia, com a construção de mais um galpão industrial e instalação de duas novas linhas de corte.

## USIFAST

• Renovação completa da frota de caminhões, todos com rastreamento via satélite.

## USIMINAS MECÂNICA

• Investimentos de R$ 10,12 milhões em automação e atualização tecnológica e capacitação da equipe.

• Parcerias de cooperação com os maiores detentores mundiais de tecnologia para os mercados de hidroeletricidade, de guindastes portuários e de fornos petroquímicos.

• Crescimento de 30% no volume de vendas e faturamento de R$ 315 milhões.

• Aumento significativo de operações para clientes externos.

## RIO NEGRO

• Foram processadas 572,7 mil toneladas de bobinas a quente, a frio e galvanizadas.

• Crescimento de 58,5% no patrimônio líquido e redução do endividamento em 44,29%.

• Obtenção da certificação de qualidade ISO/TS 16.949:2002, o primeiro concedido a um centro de serviços.

## SIDOR

• Completa reestruturação financeira.


"Tivemos um ritmo de trabalho forte:
a produção totalizou 8,6 milhões
de toneladas de aço bruto no ano."

Lingotamento contínuo.

## ANÁLISE OPERACIONAL

### MERCADO

O Sistema Usiminas destina 30% das vendas anuais para embarques ao exterior e 70% para atendimento interno, em um processo de sintonia e complementação, desenhado para proporcionar atendimento diferenciado e suporte constante a seus clientes domésticos, sem perder de vista os negócios no mercado internacional. As empresas contam, ainda, com infra-estrutura logística, que envolve centros de distribuição e de serviços, redes ferroviárias e terminais marítimos para escoamento da produção

### CONJUNTURA ECONÔMICA

O ano de 2003 foi complexo para a economia brasileira, com reflexos diretos no sistema produtivo. O País iniciou uma nova administração federal, cercada de desconfianças em relação a possíveis mudanças nos rumos da economia. A nova equipe de governo adotou um conjunto de medidas austeras com a finalidade de reverter as expectativas desfavoráveis, que resultaram em grande retração dos investimentos públicos e recuo na demanda final.

As medidas, que incluíam expressiva elevação da taxa de juros, afetaram o desempenho das empresas que concentram suas operações no mercado interno. O primeiro quadrimestre, mesmo assim, mostrou-se positivo para a indústria siderúrgica, que ainda contava com boa demanda interna e oferta limitada, reflexo da reação ocorrida no final de 2002. As exportações também se mantiveram aquecidas até o início do segundo quadrimestre, quando surgiram os primeiros casos de SARS (sigla em inglês para a Síndrome Respiratória Aguda Grave), que paralisou os portos da China – o maior comprador mundial – por três meses.

No período de maio a agosto de 2003, o desaquecimento da produção na indústria acentuou a queda das vendas no mercado interno; no exterior, cresceu a instabilidade provocada pela retração nas compras da China. Nesse contexto, a Usiminas decidiu rever suas premissas iniciais de que a demanda chegaria a nove milhões de toneladas, 5,2% maior que o ano anterior. Diante do novo quadro, os estudos apontaram para o volume 8,8 milhões de toneladas, equivalentes ao crescimento de 2,2% se comparado a 2002.

A partir de julho, o afrouxamento da política monetária, o recuo da inflação, a estabilidade cambial, a melhora do Risco Brasil e o excelente desempenho da balança comercial desenharam um novo cenário, apesar do aumento do desemprego e da baixa nos níveis de renda. Os compradores domésticos voltaram ao mercado no terceiro quadrimestre do ano, em especial nos últimos três meses de 2003, buscando repor seus estoques antes do reajuste de preços, previsto para o início de 2004.

No cenário externo, a queda nas compras da China, pouco antes da metade do ano, provocou retração do comércio internacional de produtos siderúrgicos, limitação física das entregas – por conta dos navios retidos em quarentena nos portos asiáticos – e redução no ritmo da produção mundial. Passada a crise, em meados de agosto, a demanda voltou forte, particularmente por parte dos chineses, que precisavam retomar sua produção. O desajuste na equação oferta/demanda pressionou os preços – especialmente os custos com frete marítimo – e provocou reajustes em cadeia de minérios, insumos e aço. Os aumentos no preço final do aço, que superaram todas as projeções, acabaram por forçar uma correção também no mercado interno.

Bobinas laminadas a quente.



## PRODUÇÃO

O Sistema Usiminas produziu 8,6 milhões de toneladas de aço bruto em 2003. A Usiminas comemorou uma série de recordes de produção e obteve resultados acima do esperado no processo de reforma planejada do Alto-Forno 2. O cronograma de 80 dias (no período de setembro a dezembro de 2003) foi cumprido à risca, com etapas bem-estruturadas e retorno às atividades em níveis acima das expectativas. A queda do volume de produção, com a parada do Alto-Forno 2, levou a Empresa a procurar maneiras de minimizar o impacto do processo de manutenção. O resultado conjugou uma elevação nos índices de produtividade dos fornos com redução de consumo, em especial de coque, num trabalho integrado com as aciarias.

Com esses esforços, a Usina Intendente Câmara conseguiu processar 4,6 milhões de toneladas de aço líquido no ano, mantendo o mesmo ritmo de produção de 2002.

### Área de Altos-Fornos

A Usiminas investiu US$ 40 milhões e gerou 2.500 empregos temporários durante a reforma do Alto-Forno 2, que ultrapassou 19 anos de produção contínua em sua terceira campanha, encerrada em setembro. A produtividade acumulada no período, de 15.228 toneladas de gusa por metro cúbico de volume interno, representa o melhor resultado da siderurgia brasileira e coloca-se entre os melhores da siderurgia mundial, para campanhas já encerradas.

O Alto-Forno 1 registrou recorde de produtividade em 2003, com a marca de 2,51 toneladas de gusa por dia por metro cúbico de volume interno. No Alto-Forno 3, o destaque ficou com a produção anual de gusa, que alcançou a marca de 2,93 milhões de toneladas. No ano, a Usiminas ainda superou no acumulado a marca histórica de 100 milhões de toneladas de gusa.

### Área de Aciarias

O aumento de produtividade nos equipamentos de desgaseificação a vácuo foi o diferencial que possibilitou recorde na produção da Aciaria 2, de aços Ultra Baixo Carbono, o IF (*Interstitial Free*) e BH (*Bake Hardenable*), produtos de maior valor agregado e elevada demanda, principalmente na fabricação de peças expostas de automóveis.

### Área de Laminação a Quente

A produção de placas laminadas (chapas grossas e tiras a quente) acumulou 4,27 milhões de toneladas, o que superou em 0,6% o volume produzido em 2002 e estabeleceu um novo recorde.

### Área de Laminação a Frio

Na laminação a frio (Tanden e PLTCM), outro desempenho inédito: a produção totalizou 1,81 milhões de toneladas no ano.

O segmento de galvanizados também obteve índices históricos: foram processadas 666,12 mil toneladas, performance que reflete o recorde de 396,54 mil toneladas da linha de galvanizados a quente.

Em 2003, as remessas de tiras a frio estabeleceram mais um recorde, ao somar 1,77 milhão de toneladas de produtos despachados.

## VENDAS

Mesmo diante de um cenário instável, o Sistema Usiminas abasteceu 59% da demanda doméstica, sem prejuízo de uma participação importante no mercado internacional. Para enfrentar a concorrência interna, acirrada com a entrada de novos *players* no mercado, aperfeiçoou suas estratégias comerciais e buscou novas tecnologias para agregar valor ao seu *mix* de produtos.

Em 2003, foram comercializadas 7,7 milhões de toneladas de produtos siderúrgicos, entre laminados e beneficiados, volume muito próximo ao do ano anterior, mesmo com a paralisação programada de 80 dias para reforma do Alto-Forno 2 da Usiminas, que reduziu a produção em cerca de 150 mil toneladas.

### Vendas Internas

As vendas do Sistema Usiminas para o mercado interno representaram 69% do total comercializado em 2003, mesmo percentual apurado no ano anterior. Em volume, somaram 5,3 milhões de toneladas de produtos siderúrgicos, o que significou queda de 1% em relação às vendas de 2002. Esse recuo foi resultado da forte retração nas compras de setores importantes, como o de tubos de grande diâmetro, e da maior concorrência principalmente nos segmentos que compõem a "grande rede" – distribuição, relaminação, perfis e tubos de pequeno diâmetro.

Em um mercado mais competitivo pela entrada de novos *players*, o Sistema respondeu por 59% de *market share* em 2003, o que representou queda de três pontos percentuais em relação ao ano anterior. As vendas da Usiminas somaram 35% de participação de mercado, dois pontos percentuais abaixo do verificado em 2002, e a Cosipa ficou com 24% do *market share*, um ponto percentual a menos na mesma comparação. A linha de Galvanização a Quente da Usina de Ipatinga, ao contrário, fechou o ano com ganho de 1,5 ponto percentual de participação, reflexo do avanço nos setores automotivo e de construção civil.

A Usiminas é fornecedora majoritária da indústria automotiva (57% do mercado), do setor de máquinas agrícolas/ rodoviárias (60%) e de tubos de grande diâmetro, com 89% do total consumido. A Cosipa tem maior participação nos setores de máquinas industriais (53%), naval (99%) e de perfis (68%). No fornecimento conjunto, as siderúrgicas têm participação de 58% no setor de máquinas e equipamentos eletroeletrônicos e 98% na indústria de máquinas e equipamentos industriais, além de importante presença em segmentos de grandes volumes, como construção civil (56%), tubos de pequeno diâmetro (67%) e distribuição (56%).

As empresas do Sistema Usiminas priorizam o atendimento ao mercado interno. Prova disso é a participação em setores como distribuição – que, em 2003, respondeu por 30% de suas vendas –, seguido pelo mercado automotivo (22%), tubos de pequeno diâmetro (10%) e construção civil

| SETORES | PARTICIPAÇÃO (%) | |
|---|---|---|
| | 2003 | 2002 |
| Tubos de grande diâmetro | 98 | 100 |
| Equipamentos industriais | 98 | 96 |
| Máquinas agrícolas | 79 | 85 |
| Tubos de pequeno diâmetro | 67 | 80 |
| Autopeças | 68 | 73 |
| Distribuição | 56 | 62 |
| Automobilístico | 60 | 62 |
| Equipamentos eletrônicos | 58 | 54 |
| Construção civil | 56 | 54 |
| Utilidades domésticas | 43 | 43 |
| Outros | 43 | 41 |
| **Total** | **59** | **62** |

**VENDAS FÍSICAS - SISTEMA USIMINAS (MILHÕES DE TONELADAS)**



1,3
4,2
1,0
5,1
1,2
5,4
2,3
5,4
2,4
5,3
1999
2000
2001
2002
2003
Mercado externo
Mercado interno

(9%). O mercado de tubos de grande diâmetro participou com apenas 6% das vendas em 2003, prejudicado pelas dificuldades de financiamento e atrasos nas obras de clientes nacionais e estrangeiros.

### Vendas Externas

Equivalentes a 31% do total comercializado, as exportações do Sistema Usiminas acumularam 2,4 milhões de toneladas, volume 3% superior ao embarcado em 2002.

Houve importante alteração no *mix* de produtos, com significativo enobrecimento das exportações. Em 2003, os embarques de materiais galvanizados e de laminados a frio cresceram 56% e 33%, respectivamente, enquanto as vendas de placas tiveram retração de 13%.

Por destino, o destaque ficou com o crescimento da comercialização com a China – o volume de negócios somou 794 mil toneladas, um terço do total das exportações. A Ásia, englobando China, Coréia do Sul, Taiwan, Tailândia, Singapura e Japão, foi responsável pelo destino de 52% dos embarques externos no ano, ao acumular 1.234 mil toneladas, entre placas e produtos laminados.

**PRINCIPAIS MERCADOS DO SISTEMA USIMINAS NO EXTERIOR**

| PAÍS DE DESTINO | PARTICIPAÇÃO NAS VENDAS (%) |
|---|---|
| China | 33,5 |
| Estados Unidos | 12,1 |
| Taiwan | 9,3 |
| Tailândia | 8,7 |
| Coréia do Sul | 8,3 |
| México | 6,1 |
| Chile | 4,5 |
| Argentina | 4,3 |
| Outros | 13,2 |
| **Total** | **100,0** |

## LOGÍSTICA

O Sistema Usiminas investiu, em 2003, na criação de um grupo de trabalho voltado para o setor de logística – denominado Grupo de Logística Estratégica –, do qual participam as gerências de Vendas, Marketing e Logística, para estudar e desenvolver projetos de atendimento personalizado aos clientes do Sistema. Com o apoio da área de informática, foram criadas ferramentas *on-line*, que permitem programar e acompanhar tanto a produção como a entrega, o que possibilitou ampliar o atendimento *just in time*.

O Sistema conta com nove Centros de Distribuição, estrategicamente localizados e com atendimento diferenciado: Imbiruçu (Betim/MG), Usicon (Contagem/MG), Usicentro (Taubaté/SP), Tesp (São Paulo/SP), Utinga (Santo André/SP) e os Centros criados para atender clientes de grande porte, como Camaçari/BA (para servir à Ford), Limeira/SP (Meritor), Piracicaba/SP (Caterpillar) e Porto Alegre/RS (Zamprogna/GM, de Gravataí).

O Sistema Usiminas também agrega valor a seu *mix* de produtos por meio do beneficiamento prévio do aço (em produtos como *sliters* e *blanks*), utilizando Centros de Serviços próprios e de empresas coligadas – UMSA (Ipatinga/MG), Usial (Serra/ES), Usicort (Betim/MG), Rio Negro (Guarulhos/SP e Taubaté/SP) e Dufer (São Paulo/SP).

Atualmente, a Empresa conta com dois terminais portuários: o Terminal Privativo de Praia Mole (TTPM), no município de Serra(ES), e o Terminal Marítimo Privativo de Cubatão (TMPC), situado na Baixada Santista (SP).

O Terminal Marítimo de Praia Mole, que trabalha em regime de condomínio com a Açominas e a Companhia Siderúrgica Tubarão (CST), possui capacidade para movimentar 7 milhões de toneladas/ano de carga. Pelo terminal, em 2003, embarcaram 842 mil toneladas de produtos siderúrgicos da Usiminas e 371 mil toneladas de cargas de terceiros (que proporcionaram receita de R$ 11,4 milhões).

O Terminal de Cubatão, que atende prioritariamente à Cosipa, movimentou 485 mil toneladas de produtos diversos e gerou receita de R$ 11 milhões. Em associação com a Rio Cubatão, movimentou 121 mil contêineres (13% do volume do porto de Santos) e faturou R$ 52 milhões.

**LOGÍSTICA DO SISTEMA USIMINAS**


NE
MG
ES
SP
RJ
PR
SC
RS
Usinas
Centros de distribuição
Centros de serviços
Portos

## INFORMÁTICA

O setor de informática é estratégico para o Sistema Usiminas, que, em 2003, iniciou o projeto de integração da solução SAP (ERP-Sistema de Gestão Integrada). Com uma versão mais nova e abrangente desse sistema, foi possível unificar processos de trabalho comuns às siderúrgicas Usiminas e Cosipa, nas áreas de vendas, logística de distribuição, faturamento, manutenção, suprimentos, recursos humanos, custos e finanças.

O Comitê responsável pela avaliação dos investimentos e prioridades da área acompanha, também, os projetos de e-*Commerce*, PCP (novo Planejamento e Controle da Produção), *Downsizing* (mudança de plataforma de *mainframe* para rede) dos sistemas de controle de produção e do programa de Segurança da Informação.

Em um empreendimento arrojado, foi concluída a concentração de todos os servidores do Sistema Usiminas em um único centro de operações de dados, localizado em Ipatinga (MG). A proposta é facilitar o gerenciamento da infra-estrutura básica de processamento e comunicação de dados, para tornar mais eficaz o processo decisório, maximizar a sinergia operacional e reduzir custos, por meio do compartilhamento de recursos de *hardware, software* e pessoal. Para 2004, estão previstas a implantação do projeto SAP, a busca da estabilização do programa, a exploração de todos os recursos funcionais oferecidos pela nova solução PCP, a seqüência do processo de *Downsizing*, a implementação da nova Intranet para intensificar a comunicação interna do Sistema e a atualização tecnológica da rede de comunicação de dados, adequando-a às novas necessidades.

## TECNOLOGIA

Reconhecido pela qualidade de seus produtos e pelo domínio de novas tecnologias, o Sistema Usiminas investe

Sala de Operação do PLTCM.



na modernização de sua planta, na atualização do conhecimento técnico de seus profissionais, por meio de parcerias, acordos de cooperação e treinamentos, e no desenvolvimento de pesquisas, para domínio da tecnologia, atendimento a necessidades específicas da área de produção e aperfeiçoamento de processos e produtos.

Para atender a esses requisitos, a Empresa mantém parceria com a Nippon Steel Corporation, que garante ao conglomerado brasileiro acesso a tecnologias avançadas na produção de aços de maior valor agregado. Em 2003, o Sistema Usiminas recebeu a visita de 69 profissionais da Nippon Steel, para troca de informações nas áreas de redução, aciaria, laminações, manutenção, energia e utilidades, meio ambiente, metalurgia e controle de produção.

O acordo de cooperação já produziu frutos para a Cosipa: a siderúrgica paulista vendeu assistência técnica na área de refino e lingotamento contínuo para a Siderúrgica Nisco, da China.

O Sistema também ampliou o licenciamento da tecnologia Cojet, desenvolvida com a Praxair, que oferece redução de custos no processamento do aço líquido e aumenta a qualidade do material produzido nas aciarias. A nova tecnologia será aplicada em um dos convertedores da Cosipa e em mais um convertedor da Usiminas.

Da Siderar, a maior siderúrgica Argentina, a Usiminas adquiriu a tecnologia Steel Frame. Utilizando a qualidade dos aços galvanizados, essa tecnologia proporciona o que há de mais avançado, leve e rápido em construção civil.

A proposta de se manter em dia com as mudanças tecnológicas tem propiciado à Usiminas vender conhecimento. Essa venda de tecnologia para empresas brasileiras e estrangeiras já se tornou fonte de recursos. Em 2003, a Usiminas desembolsou R$ 5,9 milhões para atualização tecnológica e obteve faturamento de cerca de R$ 18,3 milhões com a venda de assistência técnica, treinamentos e serviços a outras siderúrgicas.

Na comercialização de tecnologia, destaca-se o novo contrato de assistência técnica para a Sidor, com enfoque nas áreas de produtos, processos e gestão, destinado a ampliar sua competitividade.

> Na área tecnológica, o Sistema Usiminas encerrou o ano com saldo positivo: desembolsou R$ 5,9 milhões para adquirir e/ou ampliar conhecimentos, mas faturou R$ 18,3 milhões com a venda de tecnologia a outras siderúrgicas.

## CENTRO DE PESQUISA USIMINAS

O Centro de Pesquisa e Desenvolvimento (IGD), localizado em Ipatinga, foi implantado para criar bases para o desenvolvimento tecnológico da Empresa e reduzir a dependência de assistência técnica internacional.

As atividades de pesquisa, iniciadas de forma embrionária em 1964, ganharam corpo em 1971, com a inauguração dos cinco primeiros laboratórios. Hoje, o IGD reúne 14 laboratórios e emprega 136 profissionais, dos quais 48 pesquisadores (aproximadamente 70% deles com pós-graduação).

Com a missão de aperfeiçoar tecnologias adquiridas pela Empresa, desenvolver novos produtos e aprimorar processos já existentes, o Centro também atua em atividades de engenharia de aplicação, para o atendimento a necessidades específicas de clientes.

Em 2003, o IGD buscou, entre outros projetos, criar alternativas para a redução do consumo de carvão e coque nos Altos-Fornos, aperfeiçoar a qualidade superficial e interna de placas do lingotamento contínuo e desenvolver modelos matemáticos de controle e simulação de processos das áreas de laminação a quente e a frio. Uma parcela significativa dos esforços em pesquisa e desenvolvimento de processos foi direcionada à assimilação e ao apoio para a implementação de novas tecnologias, particularmente dos processos CAS-OB e CojetTM.

Na área de pesquisa de produtos, a atuação concentrou-se no desenvolvimento de aços avançados de alta resistência para o setor automobilístico, na melhoria das propriedades mecânicas de aços destinados a tubulações para transporte de óleos e gases, no estabelecimento de condições de utilização de aços revestidos e no desenvolvimento de aços de alta resistência mecânica à corrosão e ao fogo, para emprego na construção civil.

Em 2003, a Usiminas investiu R$ 10,4 milhões no Centro de Pesquisa – 45% em processos, 40% em produtos e 12% em meio ambiente. No ano, foram concluídos 546 estudos.

## REDUÇÃO DE CUSTOS

A sinergia Usiminas-Cosipa também se traduziu em contenção de despesas para o Sistema. Na área comercial, as compras conjuntas de 285 itens proporcionaram redução de gastos da ordem de R$ 11 milhões. Essa integração também levou à elaboração de estudos comparativos de contratos, que gerou saldo positivo de R$ 1,6 milhão. No total, foram economizados R$ 13 milhões.

O pólo industrial da Usiminas implantou um plano de redução de custos, que englobou mais de 40 projetos operacionais e proporcionou economia de cerca de R$ 39 milhões, sem comprometer a estabilidade operacional das áreas. Alguns tópicos merecem destaque:

- **Insumos –** economia de R$ 3 milhões, com a redução de cal nas Sinterizações, elevação do consumo de carvão *soft* nas Coquerias, redução do estoque de óleo combustível e ajustes nas práticas operacionais;
- **Grandes reparos –** ganho de R$ 3,5 milhões com a diminuição dos escopos; e
- **Suprimentos –** um total de R$ 21 milhões foram poupados com a redução de suprimentos (matérias-primas, sobressalentes e material em geral).

## GERAÇÃO PRÓPRIA DE ENERGIA

Para otimizar o aproveitamento das fontes energéticas, entrou em operação na Usiminas, em julho de 2003, a turbina de topo do Alto-Forno 3, que utiliza a energia cinética do gás produzido no Alto-Forno para gerar energia elétrica.

> Com a entrada em operação da turbina de topo do Alto-Forno 3, a Usiminas passou a produzir 25% de toda a energia utilizada na Usina. Até 2007, a Empresa deverá produzir 50% de toda a energia que consome.

Com esse novo equipamento, a geração interna de energia saltou de 40 megawatts para 50 megawats/hora, o que significou elevar para 25% a auto-suficiência do pólo industrial de Ipatinga.

Sempre atenta à questão energética do País, a Empresa continua investindo na geração própria e deverá produzir, até 2007, metade de toda a energia que consome na Usina.

“A partir de agora, vamos aproveitar as transformações da siderurgia internacional para crescer ainda mais.”



Amostra de ferro-gusa.

## DESAFIOS DA INDÚSTRIA GLOBAL DO AÇO

Em todo o mundo, as empresas estão descobrindo que, para sobreviver no novo cenário que se desenha, é preciso ter plantas industriais auto-sustentáveis, estar atento para novos focos de negócios, acompanhar de perto a atualização tecnológica e, principalmente, buscar ganhos de escala, que suportem a concorrência sem fronteiras nem protecionismo.

Para ganhar espaço, produzir em escala global e continuar como empresa genuinamente nacional, a siderurgia brasileira, que tem boas chances de se enquadrar na nova ordem econômica do setor, também terá de se reestruturar. A Usiminas já deu o primeiro passo ao adquirir a Cosipa, numa operação gradual e cuidadosa, em que foram respeitados valores e culturas gerenciais. Esse processo resultou em maior produção e competitividade, mas também proporcionou sólido conhecimento do complexo processo de aquisição de empresas e qualificou o Sistema Usiminas a enfrentar os futuros desafios. O Sistema amadureceu, criou novas raízes e está pronto para continuar crescendo.

**Competitividade do Brasil na Siderurgia**

- Abundante minério de ferro de alta qualidade;
- Usinas com localização favorável e tecnologia moderna;
- Custos competitivos;
- Qualidade nos produtos e gestão ambiental;
- Controle nacional e 100% privatizado; e
- Quadros capacitados na operação e gestão.

## OBJETIVOS ESTRATÉGICOS

**Responsabilidade Social**

Garantir a credibilidade pública e a legitimidade social e ambiental das Empresas que compõem o Sistema Usiminas, validando-as mediante o desenvolvimento de produtos, ações e soluções que favoreçam a inclusão social e a preservação ambiental para as futuras gerações.

**Clientes**

Atender aos clientes em suas necessidades e expectativas de forma diferenciada, mobilizando as potencialidades das Empresas do Sistema de forma integrada, assegurando a satisfação dos clientes e a presença firme no mercado.

**Lucro**

Otimizar o lucro, fortalecendo a competitividade e a imagem das Empresas do Sistema Usiminas, buscando novas oportunidades, reduzindo custos, aumentando receitas e produtividade, maximizando valor para acionistas, clientes, fornecedores, colaboradores, empregados, governo e comunidade.

**Pessoal**

Criar condições para que as pessoas sejam um dos fatores de diferencial competitivo do Sistema Usiminas, desfrutando de um ambiente de motivação e aprendizado sistêmico, desenvolvendo-se e exercitando seus talentos, compartilhando valores para vencer desafios na velocidade que o ambiente exige, num clima de permanente cooperação e trabalho em equipe.

**Gestão Corporativa**

Maximizar a efetividade das empresas do Sistema Usiminas, explorando integralmente suas competências específicas, buscando melhor posicionamento mercadológico, menores custos e maior eficiência por meio da coordenação de ações estratégicas.

**Competitividade Corporativa**

Incorporar permanentemente novas tecnologias e práticas de pesquisa, maximizando sinergias na cadeia de valor de suas empresas, promovendo difusão tecnológica, parcerias mutuamente vantajosas, reforçada por princípios de confiança recíproca e duradoura, possibilitando respostas ágeis na neutralização de ameaças e melhor aproveitamento de oportunidades.



"As ações preferenciais da Usiminas acumularam a expressiva valorização de 453% no ano, a segunda maior dentre as empresas que compõem o Ibovespa."

Bolsa de Valores

# DESEMPENHO ECONÔMICO-FINANCEIRO

## RESULTADO CONSOLIDADO

### Receita Líquida

A receita líquida da Usiminas cresceu 31% e atingiu R$ 8,7 bilhões. O preço médio ponderado por volume passou de R$ 832,57/t, em 2002, para R$ 1.080,24/t, em 2003. O desempenho favorável foi conseqüência, principalmente, dos melhores preços obtidos no mercado interno e da maior participação de laminados a frio e de produtos eletrogalvanizados nas vendas. Nas exportações, a elevação dos preços internacionais e o enobrecimento do *mix* de vendas foram os destaques positivos.

**RECEITA LÍQUIDA CONSOLIDADA R$ MILHÕES**


+31%
3,1
3,9
4,9
6,6
8,7
1999
2000
2001
2002
2003

## VENDAS - SISTEMA USIMINAS

| | MERCADO INTERNO | | | MERCADO EXTERNO | | | TOTAL | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2003 | Var. | 2002 | 2003 | Var. | 2002 | 2003 | Var. |
| Chapas Grossas | 1.209 | 1.164 | -4% | 313 | 405 | 29% | 1.522 | 1.569 | 3% |
| Laminados a Quente | 2.023 | 1.864 | -8% | 285 | 206 | -28% | 2.308 | 2.070 | -10% |
| Laminados a Frio | 1.317 | 1.431 | 9% | 316 | 481 | 52% | 1.633 | 1.912 | 17% |
| Galvanizados | 425 | 487 | 15% | 66 | 102 | 55% | 491 | 589 | 20% |
| Placas | 97 | 117 | 21% | 1.188 | 1.038 | -13% | 1.285 | 1.155 | -10% |
| Produtos Beneficiados | 341 | 279 | 18% | 143 | 136 | -5% | 484 | 415 | -14% |
| **Total Vendas Físicas** | **5.412** | **5.342** | **1%** | **2.310** | **2.368** | **2%** | **7.722** | **7.710** | **0%** |
| **Preço Médio** | **866,19** | **1.149,20** | **33%** | **753,81** | **924,47** | **23%** | **832,57** | **1.080,24** | **30%** |

### Lucro Bruto

O lucro bruto atingiu R$ 3,1 bilhões, com crescimento de 32%. A margem bruta permaneceu no patamar de 36%. A evolução do custo de produtos e serviços comercializados refletiu o natural acréscimo de custos para a produção de aços mais elaborados e o impacto da alta de vários insumos: minério de ferro, energia elétrica, coque, carvão, fretes, etc.

O custo médio por tonelada passou de R$ 553,88 para R$ 722,47, o que corresponde ao aumento de 30% em relação ao ano anterior.

**CUSTO DE PRODUÇÃO - 2003 USIMINAS NÃO-CONSOLIDADO**


Energia elétrica
6%
Depreciação
7%
Outros
1%
Manutenção
26%
Mão-de-obra
9%
Matéria-prima
51%

### Resultado Operacional

O resultado operacional antes de despesas financeiras e participação em controladas (EBIT) cresceu 33% e alcançou R$ 2,6 bilhões em 2003. A manutenção da margem EBIT em 30% comprovou que o aumento nas despesas operacionais – basicamente por dissídios coletivos dos empregados – foi compensado pela maior lucratividade das operações.

Reflexo dos investimentos na produção em anos anteriores, a geração operacional de caixa (EBITDA) prosseguiu em sua trajetória ascendente e cresceu 26%, totalizando R$ 3,1 bilhões.

**MARGEM EBITDA**



31%
34%
32%
37%
35%
1,0
1,3
1,5
2,4
3,1
1999
2000
2001
2002
2003
EBITDA (R$ bilhões)
Margem EBITDA


### Resultado Financeiro

As despesas financeiras líquidas cederam de R$ 2,7 bilhões para R$ 851 milhões, o que significou retração de 68%. A maior contribuição para esse resultado financeiro veio da evolução das variações cambiais líquidas. A valorização de 18% do real frente ao dólar provocou efeito positivo de R$ 49 milhões, já deduzidos a perda de R$ 993 milhões com operações de *swap*. Em 2002, o efeito cambial líquido representou despesa de R$ 1,9 bilhão, incluindo o ganho de R$ 671 milhões nas operações de *swap*.

### Resultado Líquido

O lucro líquido consolidado da Usiminas alcançou R$ 1,3 bilhão em 2003 e reverteu o prejuízo líquido de R$ 325 milhões do exercício anterior – resultado diretamente afetado pelo efeito contábil da desvalorização cambial sobre o estoque da dívida em moeda estrangeira.

O desempenho positivo decorre do progresso da sinergia operacional entre Usiminas e Cosipa, do maior valor agregado aos produtos comercializados pelo Sistema e da gestão dos negócios, que minimizou a perda de participação no mercado interno com a entrada de novos concorrentes.

### Estrutura de Capital

A dívida bruta consolidada caiu 20%, ao passar de R$ 9,5 bilhões, em 2002, para R$ 7,6 bilhões no encerramento de 2003, favorecida pela valorização do real sobre as operações em moeda estrangeira e pelas amortizações efetivas, que somaram R$ 956 milhões líquidos de novas entradas. O perfil da dívida melhorou com maior alongamento dos vencimentos. Os compromissos financeiros de longo prazo passaram a representar 63% dos empréstimos e financiamentos, contra 59% no ano anterior.

Do endividamento total, 39% são decorrentes de operações de financiamento de exportações e importações; 20% referem-se ao BNDES, 3% a debêntures; e o restante a operações variadas. Do total da dívida contratada em moeda estrangeira, 65% estavam protegidos por operações de *hedge* financeiro e operacional em 31 de dezembro de 2003.

**ENDIVIDAMENTO BRUTO (R$ BILHÕES)**



-20%
9,5
7,6
1999
2000

## ENDIVIDAMENTO CONSOLIDADO

| R$ milhões | 31/DEZ/03 Moeda local | Moeda estrangeira | Total | 31/DEZ/02 Moeda local | Moeda estrangeira | Total |
|---|---|---|---|---|---|---|
| Curto prazo | 549 | 2.255 | 2.804 | 746 | 3.175 | 3.921 |
| Longo prazo | 1.637 | 3.146 | 4.783 | 1.899 | 3.715 | 5.614 |
| Endividamento bruto | 2.186 | 5.401 | 7.587 | 2.645 | 6.890 | 9.535 |
| Caixa e aplicações financeiras | 581 | 262 | 843 | 418 | 314 | 732 |
| Endividamento líquido | 1.605 | 5.138 | 6.744 | 2.227 | 6.576 | 8.803 |

A relação dívida bruta/EBITDA passou de 3,9, em 2002, para 2,5, em 2003, e reflete não só o crescimento da geração operacional de caixa, como sua destinação prioritária para redução do endividamento.

### Investimentos

Em 2003, o montante consolidado de investimentos atingiu R$ 475 milhões. Na Usina de Ipatinga, os destaques ficaram com a reforma do Alto-Forno 2 e a conclusão do projeto de instalação da turbina de topo do Alto-Forno 3, para reaproveitamento de gases na produção de energia elétrica. Em Cubatão, os investimentos concentraram-se na conclusão da reforma da Coqueria 1, na entrada em operação da desgaseificação de aço da Aciaria e no início das obras da Coqueria 2.

Para 2004, a programação de investimentos focará projetos voltados à melhoria da qualidade final do *mix* de produtos siderúrgicos, além de obras de manutenção e pequenas reformas. Na Usiminas, também serão destinados recursos para aumentar a produção de gusa e capacitar a siderúrgica a operar no ritmo de 5 milhões de t/ano de aço líquido. No total, a previsão de investimentos no Sistema Usiminas atinge R$ 440 milhões.

### Demonstrativo de Valor Adicionado

O valor adicionado consolidado, indicador da riqueza produzida pela Companhia e distribuída à sociedade, totalizou R$ 4,4 bilhões em 2003. Esse montante representa a diferença entre as receitas e o total de serviços e insumos adquiridos de terceiros.

| | 2003 | 2002 |
|---|---|---|
| **Valor Adicionado distribuído (R$ milhões)** | **4.401** | **4.740** |
| Pessoal e encargos | 801 | 621 |
| Impostos, taxas e contribuições | 1.640 | 598 |
| Juros e encargos financeiros | 654 | 3.846 |
| Dividendos - juros sobre capital próprio | 400 | 0 |
| Lucros retidos (prejuízo) | 906 | (325) |

## DISTRIBUIÇÃO DO VALOR ADICIONADO 2003
## R$ 4,4 BILHÕES



Lucro retido
21%
Acionistas
9%
Bancos
15%
Pessoal
18%
Governo
37%

## DESEMPENHO ACIONÁRIO

A gradativa redução da taxa de juros, a normalização do fluxo de capitais e as perspectivas de retomada do crescimento da economia brasileira contribuíram para o desempenho positivo do mercado acionário brasileiro. Em 2003, enquanto o Ibovespa evoluiu 97,3%, as ações preferenciais da Usiminas (USIM5) apresentaram expressiva valorização de 453,0%, a segunda maior lucratividade dentre as empresas que compõem o índice da Bolsa de Valores de São Paulo.



Usiminas PN x Bovespa
600
500
400
300
200
100
0
USIM5
Bovespa
30/dez
30/jan
28/fev
30/mar
30/abr
30/maio
30/jun
30/jul
30/ago
30/set
30/out
30/nov
30/dez

(Base 100 = 30 dezembro/2002)

### RESUMO DO DESEMPENHO ACIONÁRIO - USIMINAS PNA (USIM5)

| | 2002 | 2003 | Variação |
|---|---|---|---|
| **Número de Negócios** | **65.895** | **114.369** | **74%** |
| Média diária | 265 | 457 | |
| **Quantidade Negociada - mil ações** | **156.428** | **200.034** | **28%** |
| Média diária | 628 | 800 | |
| **Volume Financeiro - R$ milhões** | **1.012,8** | **3.186,2** | **215%** |
| Média diária | 4,1 | 12,7 | |
| **Cotação Unitária Final(*)** | **6,14** | **33,95** | **453%** |
| **Valor de Mercado - R$ milhões** | **1.383,2** | **7.648,4** | **453%** |

(*) Ajustada por proventos

Além da valorização das cotações, as ações da Usiminas avançaram em liquidez. Em conseqüência, sua participação na carteira teórica do Ibovespa saltou de 1,491%, no final de 2002, para 2,673%, em dezembro de 2003, o que consolida a Usiminas como uma das principais *blue chips* da Bolsa brasileira. O volume médio diário transacionado na Bovespa avançou para R$ 12,8 milhões, muito acima dos R$ 4,1 milhões verificados no ano anterior.

## COMPOSIÇÃO ACIONÁRIA

O capital social da Companhia é de R$ 1.281 milhões, dividido em 225.285.820 ações – 112.280.152 ações ordinárias; 112.111.453 preferenciais classe A; e 894.215 preferenciais classe B (conversíveis em preferenciais A, de maior liquidez), pela posição em 31/12/03. Do lucro líquido ajustado do exercício, parcela mínima de 25% é destinada para remuneração aos acionistas. Os titulares de ações preferenciais recebem dividendos 10% maiores do que os atribuídos às ações ordinárias.

Além de listadas na Bolsa de Valores de São Paulo (Bovespa), as ações da Usiminas também são transacionadas no mercado de balcão (OTC - Over the Counter), nos Estados Unidos, como ADR nível 1.

Privatizada em 1991, a Usiminas tem 52,97% do seu capital votante (grupo de controle) formado por: Nippon Usiminas (18,39%), Caixa dos Empregados da Usiminas (13,24%), Camargo Corrêa (7,25%), Votorantim (7,25%), Bradesco (2,59%), Banco Comercial de Investimento Sudameris (1,91%), Rio Negro (1,25%) e Fasal (1,09%). Há, ainda, participação acionária da Cia. Vale do Rio Doce (22,99%), Previ (14,90%) e outros (9,14%).

**USIMINAS - CAPITAL VOTANTE**



Sudameris 1,9%
Rio Negro 1,3%
Fasal 1,1%
Bradesco 2,5%
Votorantim 7,3%
Outros 8,9%
Camargo Correa 7,3%
Caixa dos Empregados da Usiminas 13,4%
CVRD 22,9%
Nippon Usiminas 18,4%
Previ 14,9%


## DIVIDENDOS E JUROS SOBRE O CAPITAL PRÓPRIO

Em agosto de 2003, a Companhia pagou juros sobre o capital próprio, relativos ao 1° semestre de 2003, no valor de R$ 0,3730 por ação ordinária e R$ 0,4103 para cada ação preferencial.

Em dezembro do mesmo ano, o Conselho de Administração deliberou a distribuição de juros sobre o capital próprio, complementares, relativos ao exercício de 2003, correspondentes a R$ 1,1977 por ação ordinária e R$ 1,3175 por preferencial.

Em reunião do dia 4 de março de 2004, decidiu por pagamento de dividendos complementares no valor correspondente a R$ 0,1995 por ação ordinária e a R$ 0,2195 por ação preferencial.

No total, em 2003, a Usiminas destinou R$ 400.010 mil aos seus acionistas.

**COSIPA - CAPITAL TOTAL**



Outros 7,1%
Usiminas 92,9%



"Para enfrentar a segunda etapa da jornada de crescimento do Sistema Usiminas, construímos uma Agenda de Criação de Valor."

Sede da Usiminas em Belo Horizonte.

# GOVERNANÇA CORPORATIVA E RELACIONAMENTO COM INVESTIDORES

O Sistema Usiminas avançou, em 2003, na implantação de uma Agenda de Criação de Valor, voltada para acionistas, clientes, fornecedores, empregados e comunidade, parceiros que investiram confiança, capital, talento e trabalho.

As diretrizes dessa Agenda são claras: manter sempre controle rígido dos investimentos; transformar em rotina o diálogo claro e aberto com investidores; intensificar cada vez mais a integração entre Usiminas e Cosipa, fortalecimento que irá gerar valor para o Sistema Usiminas; e reduzir o nível de endividamento das Empresas. Em 2003, o saldo foi positivo em todas as frentes, fruto de um trabalho constante na busca pelo crescimento sustentado das empresas do grupo.

Também foi desenvolvida uma estratégia de gestão corporativa, que inclui extenso treinamento de executivos na preparação para eventuais momentos de estresse, com foco em um plano de continuidade dos negócios.

O esforço do Sistema para constante aperfeiçoamento da comunicação com acionistas, analistas e investidores foi recompensado. Em 2003, a Empresa foi reconhecida pela Associação Nacional dos Executivos de Finanças, Administração e Contabilidade (Anefac) como uma das dez empresas com relatório anual mais transparente e que reúne informações com maior grau de credibilidade no mercado.

## RELACIONAMENTO COM INVESTIDORES

Para aproximar ainda mais a Empresa, os investidores e os analistas, a Usiminas realizou o 1° Encontro Anual com Investidores e Analistas, na Usina Intendente Câmara, de Ipatinga, em abril de 2003. O evento contou com cerca de 200 participantes e marcou o compromisso da Companhia de trabalhar cada vez mais para aumentar a transparência na sua comunicação com os investidores.

Os investidores estiveram em contato com o Presidente da Usiminas, Rinaldo Campo Soares, representantes do Conselho de Administração e executivos das principais empresas do Sistema Usiminas. Após palestras proferidas por membros da diretoria, os participantes visitaram as principais áreas de produção da Usina.

1° Encontro Anual com Investidores e Analistas.



Alguns comentários após o evento:

**"A visita parece marcar uma nova fase da Empresa, onde há um grande empenho em elevar a quantidade de informações e melhorar o entendimento da Companhia pelos investidores." Banco Brascan**

**"Management was massively present, addressing important issues, such as debt reduction and long growth strategy. We see the company's effort to get closer to investors as very positive..." Merrill Lynch**

Além da visita programada à Usina Intendente Câmara, a Empresa participou de seis outros eventos ao longo do ano, entre conferências de renda variável, promovidas por bancos e Apimecs, e reuniões abertas para analistas e profissionais de investimento do mercado de capitais.

## CONTROLE INTERNO

O Sistema de Controle Interno visa à observância das políticas e dos objetivos estratégicos, por meio de uma estrutura organizacional, normas e procedimentos, que priorizam a adoção de mecanismos de controle adequados à agilidade exigida pelo ambiente competitivo.

O Sistema de Controle é revisado e monitorado constantemente. O objetivo é verificar sua efetividade em todos os processos da Corporação, para que sejam mantidos o compromisso com a postura ética na condução dos negócios, a transparência na geração de informações, a racionalidade na utilização dos recursos e preservação dos ativos e os interesses da organização.

Em 2004, a prioridade dessas revisões será para a eficácia do Sistema de Controle Interno como instrumento de prevenção de risco para os processos e ciclos de negócios, com ênfase na análise comparativa dos mecanismos de controle, praticados em processos comuns às empresas do Sistema, na busca de identificar oportunidades de sinergias e melhores práticas.

## CONSELHO DE ADMINISTRAÇÃO

O Conselho de Administração elege os membros da Diretoria-Executiva e determina suas atribuições. Tem como missão fixar a orientação geral dos negócios da Companhia e estabelecer as diretrizes básicas de gestão e critérios para o controle do seu desempenho. Ao Conselho também cabe aprovar e acompanhar os orçamentos anuais, os programas de investimentos e a participação em outras empresas, entre outras prerrogativas.

É composto de nove membros efetivos e respectivos suplentes, eleitos em Assembléia Geral, mais o Diretor-Presidente, como membro nato. Uma das vagas de membro efetivo é sempre destinada a um representante dos empregados. O mandato é de dois anos e a reeleição é permitida. Em 2003, o Conselho teve quatro reuniões ordinárias e três extraordinárias.

## DIRETORIA-EXECUTIVA

A Diretoria-Executiva é composta por um diretor-presidente e quatro diretores, com mandatos coincidentes com os dos membros do Conselho de Administração, permitida a reeleição.

A Diretoria detém poderes para executar as ações referentes ao objeto social da Companhia, desde que observadas as disposições legais ou estatutárias pertinentes e as deliberações aprovadas pela Assembléia Geral e pelo Conselho de Administração.

Ao Diretor-Presidente cabe, privativamente, a representação da Companhia, presidir as reuniões da Diretoria, coordenar e orientar a atividade dos demais diretores em suas respectivas áreas de competência e zelar pela execução das deliberações do Conselho de Administração e da Diretoria-Executiva.

## CONSELHO FISCAL

O Conselho Fiscal não permanente é composto por cinco membros efetivos e igual número de suplentes, eleitos em Assembléia Geral. É responsável pela fiscalização de atos dos administradores e pela verificação do cumprimento de seus deveres legais e estatutários e pela análise, trimestralmente, das demonstrações financeiras. Além disso, opina sobre propostas relativas à modificação do capital social, aos planos de investimentos ou orçamentos de capital, à distribuição de dividendos e transformação, à incorporação, fusão ou cisão da Empresa.

Assembléia de Acionistas da Privatização da Usiminas - 1991.



“30% da produção segue para o mercado externo, o que assegura *hedge* natural para as importações em moeda forte.”



Vista noturna de Alto-Forno da Usina Intendente Câmara.

# GESTÃO DE RISCO

A atividade do Sistema Usiminas expõe a Empresa a diversos riscos, criteriosamente avaliados e acompanhados por intermédio de tecnologias avançadas e processos dinâmicos de gestão. Com freqüência, são repassadas as propostas de atuação, iniciativa que possibilita mudança rápida de estratégia, caso ocorram fatos inesperados. Treinamentos em diversos níveis hierárquicos também fazem parte da gestão corporativa da Companhia, com o objetivo de oferecer aos profissionais sensibilidade para identificar possíveis situações de risco ou conflito e equilíbrio na tomada de decisões.

> **Risco sobre operações industriais –** Pela própria essência de sua atividade, a siderurgia está constantemente exposta a acidentes na área de produção, pelo manuseio de gases explosivos e pelo funcionamento ininterrupto de fornos de elevada temperatura. Para minimizar esses riscos, o Sistema Usiminas investe continuamente na modernização do parque industrial, obedece a um rígido cronograma de manutenção do maquinário, ministra treinamentos de pessoal para manejo das máquinas e sobre segurança no trabalho, oferece equipamentos de segurança de alta qualidade – e estimula sua utilização –, e mantém severo controle de acesso em áreas de maior risco. Em contrapartida, a Empresa obtém um dos menores prêmios do mercado para o seguro *all risk* que cobre os ativos da Companhia.

A área de suprimentos, para garantir a segurança de abastecimento dos diversos insumos essenciais à manutenção do plano de produção da Empresa, desenvolve ações para estabelecer acordos comerciais de longo prazo com fornecedores estratégicos de matérias-primas, material geral e serviços. Também promove o acompanhamento das evoluções e tendências dos diversos segmentos de mercado, para antecipar ações, evitar ameaças e potencializar oportunidades.

> **Risco cambial –** O Sistema Usiminas exporta cerca de 30% de sua produção, o que lhe garante um *hedge* natural, de uma fonte estável de moeda forte – em 2003, representou cerca de US$ 800 milhões. Além dessas receitas, o Sistema Usiminas realiza operações *swap*, para trocar o risco de variação cambial de parte de sua dívida pelo risco da moeda local. A política é proteger o fluxo de caixa em moeda estrangeira.

> **Risco financeiro –** Em 2003, o Sistema Usiminas obteve grandes avanços nas negociações para o alongamento do perfil da sua dívida, com o objetivo de desconcentrar vencimentos de curto prazo. No quarto trimestre de 2003, a Cosipa emitiu debêntures com prazo de quatro anos, no total de R$ 240 milhões, e seu primeiro Eurobônus, de três anos, numa operação que somou US$ 75 milhões. Nos dois primeiros meses de 2004, a Cosipa fez nova emissão de Eurobônus de cinco anos, no montante de US$ 175 milhões, e um pré-pagamento de exportações, também com prazo de cinco anos, no valor de US$ 135 milhões.

> **Risco tecnológico –** Para reduzir a exposição a riscos tecnológicos, a Empresa mantém em sua planta sofisticado Centro de Pesquisas e Desenvolvimento, que domina e testa todas as etapas do processo tecnológico. Assim, evita a dependência de assistência técnica internacional e ainda pode manter um corpo técnico disponível para intervir em caso de problemas.

Para assegurar interesses jurídicos, técnicos e econômicos de inventos e aperfeiçoamentos obtidos na área tecnológica, o Sistema Usiminas dispõe de uma estrutura de patenteamento desde a década de 70, inserida na filosofia global de desenvolvimento tecnológico do Sistema. Como resultado, a Usiminas é líder em número de cartas patentes do setor siderúrgico na América Latina. Até 2003, a Empresa depositou 454 pedidos de patentes no Instituto Nacional de Propriedade Industrial (INPI) e 51 no exterior, que resultaram em 294 cartas patentes nacionais e 23 internacionais. A Cosipa também tem ampliado, ao longo dos anos, seu número de patentes com o INPI: até 2003, a Empresa já contabilizava 83 documentos.

**Riscos conjunturais e mercadológicos –** O setor siderúrgico, que depende da importação de insumos e matéria-prima, é vulnerável a mudanças repentinas do cenário econômico. Os preços internacionais de matérias-primas e de produtos acabados têm se comportado de maneira instável, o que vem sendo enfrentado pelo Sistema com monitoramento constante e com políticas comerciais que se ajustam à nova realidade de mercado. Por meio do Grupo de Mapeamento de Cenários e Concorrentes, os executivos da Empresa analisam mensalmente os riscos de natureza conjuntural e mercadológica, o que permite atuação rápida diante de mudanças inesperadas. Além das análises constantes, o Sistema tem investido na melhoria contínua de seus produtos e serviços e ampliado a sua capacidade de atendimento, para manter a liderança nos principais segmentos de mercado.

**Risco ambiental –** Os impactos ambientais mais significativos decorrem das atividades das usinas Intendente Câmara, da Usiminas, e José Bonifácio de Andrada e Silva, da Cosipa. O processo siderúrgico lança, na atmosfera, material particulado, como óxidos de enxofre e de nitrogênio e compostos orgânicos voláteis. Na água, os



DNV

DET NORSKE VERITAS

OCCUPATIONAL HEALTH AND SAFETY MANAGEMENT SYSTEM CERTIFICATE

Certificate No. 485-2001-SPA

DET NORSKE VERITAS CERTIFICADORA LTDA.
certifies that the Occupational Health and Safety Management System of

COMPANHIA SIDERÚRGICA PAULISTA
COSIPA

Estrada Piaçaguera, km 06
Cubatão, SP - Brasil

Has been found to conform to the Occupational Health and Safety Management System Standard:

OHSAS 18001:1999

This Certificate is valid concerning all activities related to:

MANUFACTURING AND COMMERCIALIZATION OF INTEGRATED STEEL WORK PRODUCT AND BY-PRODUCTS

Place and date:
São Paulo, November 20th, 2001

For the Certification Organization:
DET NORSKE VERITAS CERTIFICADORA LTDA.
BRAZIL

Maurício Venturin
Certification Manager

DET NORSKE VERITAS * 1864 *

This Certificate is valid until:
October 5th, 2004

Original Certification date:
October 5th, 2001

Conformity to the standard is verified by Lead Auditor
SILVIO HIRATA
registered at DNV Certificadora Ltda

Lack of fulfillment of conditions as set out in the Appendix may render this certificate invalid



DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 2180-2003-HSO-SPA-DNV, Rev. 1

A DET NORSKE VERITAS CERTIFICADORA LTDA certifica que o Sistema de Gestão de Segurança e Saúde Ocupacional da organização

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS

em
Av. Pedro Linhares Gomes, 5431 - Ipatinga, MG - Brasil
Sede/ Gerência de Vendas/ Exportação: Rua Prof. José Vieira de Mendonça, 3.011- Belo Horizonte, MG - Brasil
Gerência de Vendas Rio de Janeiro/ Industrial: Av. Marechal Floriano, 19 - Sala 1901- Rio de Janeiro, RJ - Brasil
São Paulo/ Automotiva: Av. do Café, 277 - Torre A - São Paulo, SP - Brasil
Centros de Distribuição/ Taubaté: Av. Bandeirantes, 9.000 - Taubaté, SP - Brasil
Imbiruçu: Av. Belo Horizonte, 15 - Betim, MG - Brasil
TESP: Rua Colônia de Assunção, 67 - São Paulo, SP - Brasil
Terminal Vitória: Av. Dante Micheline, s/nº - Vitória, ES - Brasil

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

OHSAS 18001:1999

para o seguinte escopo de produtos e serviços:

FABRICAÇÃO INTEGRADA, DISTRIBUIÇÃO E COMERCIALIZAÇÃO DE PRODUTOS E SUBPRODUTOS SIDERÚRGICOS, ABRANGENDO LAMINADOS PLANOS REVESTIDOS E NÃO REVESTIDOS, PEÇAS FUNDIDAS E FORJADAS E FORNECIMENTO DE SERVIÇOS DE TRATAMENTO TÉRMICO. SOLDAGEM E USINAGEM.

Local e data:
São Paulo, 2004-02-13

Pelo Organismo Credenciado:
DET NORSKE VERITAS CERTIFICADORA LTDA.
BRASIL

Luciano Diniz Araújo
Gerente Técnico

DET NORSKE VERITAS * 1864 *

Este Certificado é válido até:
2005-10-02

Data da Certificação original:
2003-07-04

A conformidade com a Norma para o escopo indicado foi verificada pelo Auditor Líder
SILVIO HIRATA
registrado pela DNV

A não observância das condições estabelecidas no Apêndice pode tornar este Certificado inválido
DET NORSKE VERITAS CERTIFICADORA LTDA. Av. Brig. Faria Lima, 1993/Conj.43 - São Paulo,SP – Fone/Fax:+55 11 3815 5399/3097 8859

principais riscos consistem em alterações de pH, presença de amônia, sólidos suspensos, cianeto, fenol, óleos e graxas e alterações da demanda bioquímica de oxigênio. Como resíduos sólidos, estão escórias e lamas. Todos esses riscos são monitorados constantemente e seu acompanhamento possibilitou o desenvolvimento de um processo de melhoria contínua, certificado pela norma ISO 14001, após auditoria realizada pela Det Norske Veritas (DNV).

> **Segurança da informação –** Atualmente, a informação é considerada um dos principais ativos das organizações, o que realça, cada vez mais, a importância dos sistemas que a gerenciam. O surgimento de novas tecnologias como o comércio eletrônico, redes virtuais privadas e acessos remotos ao ambiente, principalmente através da internet, alertou as empresas para a necessidade de segurança, já que se tornaram vulneráveis a um número maior de ameaças. Nesse contexto, o Sistema Usiminas vem implementando ações para estabelecer processos de gestão dos riscos e da segurança da informação, por meio da definição de diretrizes gerais para a utilização de recursos de informática e da criação de uma estrutura funcional formal para seu gerenciamento. Atrelados a esse objetivo e ao planejamento de informática, foram priorizados vários projetos, como: otimização da infra-estrutura de segurança por meio de soluções de *software* e *hardware*, para proteger principalmente a interligação da organização com o mundo externo; classificação e controle do conteúdo de informação que servirá de base para a definição das estratégias de gerenciamento de riscos; processo de auditoria e análise de vulnerabilidades, para monitorar a exposição dos ativos; segurança física do Centro de Processamento de Dados, para garantir disponibilidade e nível de serviço do ambiente, uma vez que as informações corporativas foram centralizadas no setor. Além disso, são realizadas constantes avaliações de novas tecnologias e tendências, tencionando manter o nível de segurança e de risco sob controle.

Gasômetro.


USIMINAS



"Profissionais foram treinados ao longo de 2003 para que todas as propostas do Sistema se concretizassem."

Márcio Gomes - Empregado da Usiminas.

Obter bons resultados financeiros e cumprir metas de produção são desafios para profissionais competentes e preparados. Com essa visão, o Sistema Usiminas investe continuamente em modernos processos de gestão, que criam condições favoráveis para o crescimento pessoal e profissional, e numa política de atração e retenção de pessoas. A Empresa proporciona remuneração compatível com o mercado e possui um conjunto de benefícios nas áreas de saúde e qualidade de vida, previdência complementar e programas de treinamento e desenvolvimento, incluindo cursos de pós-graduação e programas de autodesenvolvimento.

Em função dessa política, as empresas do Sistema apresentaram ganhos de produtividade, expressos pelo número de homens/hora necessário para produção de 1 tonelada de produto acabado: na Usiminas, esse índice ficou em 3,44, apesar da parada programada de um de seus três Altos-Fornos, e, na Cosipa, atingiu a marca de 2,66.

## SEGURANÇA E MEDICINA OCUPACIONAL

Paralelamente aos bons resultados operacionais, econômicos e financeiros, o Sistema Usiminas registrou redução do número de acidentes do trabalho e doenças ocupacionais. O número de ocorrências caiu de 74 em 2002 para 57 em 2003.

Com a cooperação do Sesi/Regional Vale do Aço e da Associação Esportiva e Recreativa de Ipatinga (Usipa), a Usiminas expandiu seu Programa de Ginástica Laboral, que passou a abranger diariamente cerca de 1.700 pessoas. A Usiminas integrou o seu sistema de gestão e alcançou conformidade com a norma "Occupational Health and Safety Assessment Series" – OHSAS 18.001 –, após auditoria realizada pela Det Norske Veritas.

## SAÚDE E PREVIDÊNCIA SOCIAL

Por intermédio da Fundação São Francisco Xavier, o Sistema Usiminas co-participa de planos de saúde destinados a empregados e a seus familiares, que hoje reúnem mais de 115 mil participantes.

Para garantir atendimento de alto nível, além de extensa rede conveniada de hospitais, clínicas, laboratórios e profissionais de saúde no País, a Fundação mantém, em Ipatinga, o Hospital Márcio Cunha e o Centro de Odontologia Integrada – referência na prevenção das doenças bucais. Há ainda um plano de previdência complementar, administrado pela Fundação Cosipa de Seguridade Social e pela Caixa dos Empregados da Usiminas, com 36.982 participantes, entre ativos e assistidos.

Aciaria 2.



"O Sistema Usiminas está atento, preparado, com planos bem definidos para encarar os novos desafios e saberá aproveitar as oportunidades."



Alto-Forno.

# PERSPECTIVAS

Indicadores positivos no campo macroeconômico ao final de 2003 – como níveis de inflação controlados, juros menores, balança comercial com superávit – apontam um período produtivo para as empresas, com possibilidades mais concretas de crescimento. Nesse cenário, o mercado doméstico de aço tem boas perspectivas em 2004, com possibilidades de novos investimentos. Mesmo que o reaquecimento do consumo interno seja lento, as exportações deverão ser mantidas, o que garante a compra pelas empresas que atuam no mercado externo.

A concorrência entre as usinas siderúrgicas nacionais terá importante capítulo em 2004, e ter um leque de produtos será fundamental para se sobressair. O planejamento da Usiminas prevê crescimento no seu fornecimento às empresas nacionais exatamente em função de seu portfólio, aliado às ações para oferecer atendimento diferenciado a seus clientes.

No cenário internacional, espera-se um rearranjo no comércio de aço, com a volta das empresas ao mercado norte-americano, depois do fim da sobretaxa imposta pelos EUA. As compras de dois grandes consumidores – Estados Unidos e China – prometem aquecer a demanda de 2004 e abrir novas possibilidades de negócio para o setor siderúrgico. Mantidas as atuais condições, a expectativa é de aumento da procura, tanto no mercado interno como no setor externo. Mesmo com essa demanda, os preços do aço e os custos de frete, matérias-primas e insumos – que já sofreram fortes reajustes em 2003 – devem estabilizar-se, sobretudo a partir da segunda metade do ano.

O Sistema Usiminas, terminado o ciclo de grandes paradas para manutenção, deve trabalhar a plena carga e elevar sua produção anual, com destaque para produtos de maior valor agregado. Com base no cenário esperado para 2004, o mercado de laminados planos deverá apresentar expansão de cerca de 6% – mesmo com a antecipação de compras no final de 2003, antes do reajuste de preços –, o que representaria a maior taxa de crescimentos desde o ano de 2000. Dentro desse quadro, a demanda interna de laminados planos deverá ultrapassar o marco histórico de 9 milhões de toneladas e chegar próximo a 9,45 milhões de toneladas.

O mercado de tubos grande diâmetro, que sofreu redução de 32% em 2003, deve apresentar retomada parcial das compras e impulsionar as vendas, juntamente com setores de grande impacto social, como construção civil. A perspectiva é positiva para a maioria dos segmentos e, ao contrário do observado em 2002 e em 2003, as vendas de produtos siderúrgicos prometem ser mais estáveis ao longo do ano.

Dentre as metas estabelecidas para 2004, o Sistema Usiminas buscará reduzir o endividamento consolidado em cerca de US$ 300 milhões.

Bobinas laminadas a frio.





"Intensificamos nossos esforços para manter a condição de Empresa Válida, aquela que produz e gera riquezas e as estende à comunidade e ao país."

UTI Neonatal - Hospital Márcio Cunha.

O Sistema Usiminas se pauta pelo conceito das quatro mãos visíveis da responsabilidade corporativa: a ética, com a busca constante da sustentabilidade de resultado e da perenidade da Empresa, por meio da formação de pessoal, das ações de planejamento e investimentos adequados; a integração entre o público interno e o externo (fornecedores, clientes, acionistas, investidores e sociedade); a distribuição de riquezas, que busca resultado sem perder o foco de repartir os lucros com a sociedade, via incentivos fiscais e iniciativas sociais estruturadas; e o resgate, que procura diminuir exclusão social, por meio do trabalho justo, de expressão cultural, da exposição de idéias e da oportunidade de uma vida mais digna.

A proposta do Sistema é superar desafios, apostar em novas idéias e concretizar propostas, em especial iniciativas que possam tornar-se auto-sustentáveis e produzam benefícios à comunidade a sua volta.

Apostando nesse ideal, a Empresa instituiu a Fundação São Francisco Xavier (FSFX), em 1969 – época em que as pressões por uma sociedade mais justa ainda não batiam à porta das empresas e que comprova a verdadeira vocação social da Usiminas. Sem fins lucrativos, a Fundação – que, assim como o Sistema Usiminas, vem colhendo os frutos do reconhecimento pelas sementes que plantou – é uma instituição filantrópica de direito privado, reconhecida como Entidade Beneficente de Assistência Social pelo Conselho Nacional de Assistência Social (CNAS), que busca a excelência nas áreas de saúde, educação e cultura na comunidade do Vale do Aço.

## SAÚDE

Mantido pela Fundação São Francisco Xavier, o Hospital Márcio Cunha, localizado em Ipatinga, tornou-se referência de qualidade no País. Com 400 leitos, o hospital geral é considerado, pelo Ministério da Saúde, "estratégico" no âmbito do SUS (Decreto n. 4.481/02), após avaliações de suas instalações físicas, equipamentos e corpo clínico.

Pela Secretaria de Saúde do Estado de Minas Gerais, o Hospital é referência no atendimento a urgências e emergências, gestantes de alto-risco, transplantes renais e procedimentos de diálise, implantação marca-passo cardíaco, neurocirurgia e atendimento em Unidade de Tratamento Intensivo (UTI) para adultos. Pelo Ministério da Educação, é credenciado para residência médica em cirurgia geral, radiologia, pediatria, ginecologia, clínica médica e obstetrícia.

Em 2003, o Hospital Márcio Cunha alcançou uma certificação inédita no Brasil, a "Acreditação Hospitalar de Excelência em Nível 3" – o mais elevado grau de acreditação hospitalar registrado até o final de 2003 – concedido pela Organização Nacional de Acreditação (ONA), entidade ligada ao Ministério da Saúde.

A convite da Secretaria de Estado da Saúde, a Fundação São Francisco Xavier, mantenedora do Hospital, prestará assessoria na área de gestão hospitalar para quatro hospitais da região mineira. Pelo convênio com a Secretaria Estadual de Saúde de Minas Gerais, serão beneficiados o Hospital Municipal e o Hospital Evangélico de Governador Valadares, a Associação Hospitalar Santa Rosália e o Hospital Municipal Raimundo Gobira, de Teófilo Otoni.

O Hospital Márcio Cunha atende a particulares, a conveniados do Usisaúde e ao SUS.

O Hospital inaugurou a nova UTI Neonatal e Pediátrica, a primeira do Leste de Minas. Instalada em área de 560m², conta com cinco leitos de tratamento intensivo neonatal, cinco leitos de tratamento intensivo pediátrico e 20 leitos de cuidados intermediários neonatais. Ficou pronta também a reforma da ala central do Hospital, instalada em área de 1.200m², que abriga o salão de atendimento e recepção e uma praça de alimentação de 420m², com lojas de conveniência, revistaria e lanchonete. Todas essas inovações são resultado do Plano Diretor de Obras, que definiu a seqüência de ações e o volume de investimentos. Desse Plano, cabe destacar:

- Início da construção da Unidade II do Hospital Márcio Cunha, em Ipatinga, com área total de 65 mil m² e área construída de 7.200m². Contará com 126 leitos, 10 leitos de hospital-dia, um centro cirúrgico com quatro unidades para recuperação pós-operatória, uma unidade de apoio ao diagnóstico nas áreas de Radiologia Geral, Patologia Clínica, Ultra-Sonografia, Endoscopia e Registros Gráficos. Orçada em R$ 22 milhões (R$ 16 milhões em obras e R$ 6 milhões em equipamentos), a nova unidade também atenderá aos pacientes do Sistema Único de Saúde (SUS).
- Construção da UTI coronariana e reforma da UTI Geral.
- Aquisição de novos equipamentos de Tomografia Computadorizada Helicoidal e de Ressonância Nuclear Magnética.
- Convênio com o Instituto do Coração (Incor), da Fundação Zerbini, para apoio técnico e transferência de tecnologia nas áreas de Cardiologia, Cirurgia Cardíaca e Hemodinâmica.
- Término da implantação do sistema de informática, com tecnologia espanhola Hosix, desenvolvido para gerenciamento médico-hospitalar. O sistema permite a informatização total dos processos hospitalares, com leitura por caneta óptica. Por esse sistema, tudo é feito através do computador, desde a anamnese até receitas médicas e prontuários. Até mesmo as anotações das enfermeiras no leito dos pacientes são automatizadas, feitas em um *palm top*.

Paralelamente, a Fundação São Francisco Xavier dispõe de um Centro de Odontologia Integrada que, em 2003,

Serviço de hemodiálise do Hospital Márcio Cunha.



alcançou mais um resultado significativo: obteve redução de 87% das necessidades de intervenções cirúrgicas nos tratamentos de doenças gengivais, em relação ao último levantamento, realizado no ano de 2000.

O sucesso da estratégia de priorizar a prevenção também comemora uma vitória: sustentou a marca de apenas 0,2% no Índice de Dentes Perdidos, Cariados e Obturados (CPOD) da população na faixa de 12 anos de idade, percentual seis vezes menor que o registrado em países como Dinamarca e Finlândia e bem abaixo do índice de 1% projetado pela Organização Mundial de Saúde (OMS) como meta para 2010. Manteve-se, também, na marca de 89%, o percentual de pré-adolescentes com Dentição Permanente Livre de Cáries (DPLC).

## CULTURA

O Instituto Cultural Usiminas, batizado de Usicultura, integrado à Fundação São Francisco Xavier, comemorou, em 2003, dez anos de atividades. Ao longo desse tempo, a FSFX criou dois espaços culturais em Ipatinga (MG), desempenhou papel fundamental na criação de um pólo cultural na região e transformou-se em uma das maiores investidoras em cultura do Brasil. São mais de R$ 35 milhões investidos no setor nesses dez anos, que proporcionaram à Usiminas o mérito de maior investidora à Cultura de Minas Gerais, via incentivos fiscais.

Ao longo desse período, a empresa contribuiu para a manutenção e ampliação de vários grupos artísticos de Minas, participou da restauração e revitalização de importantes centros de cultura do Estado, possibilitou a circulação de uma produção artística de alta qualidade, estimulou a capacitação de artistas e técnicos, atuou na formação de público e tornou a cultura acessível, como instrumento de inclusão social. Somente em 2003, a Usiminas investiu mais de R$ 8 milhões em cultura, através das legislações federal e estadual de incentivo à cultura – pela Lei Estadual, os recursos ultrapassaram a marca de R$ 5 milhões, o que corresponde ao aumento de quase 45% em relação ao ano anterior. Esses recursos foram aplicados em 115 projetos, número 40% superior ao registrado no ano anterior.

A consolidação do Sistema Usiminas também rendeu frutos para a cultura: desde 2003, outras empresas do grupo começaram a investir no setor, entre elas, Cosipa (mais de R$ 800 mil), Fasal, Dufer (empresa controlada pela Cosipa, que investiu R$ 40 mil) e Cooperativa de Consumo dos Empregados da Usiminas (Consul).

Os espaços do Usicultura receberam aproximadamente 200 mil visitantes. O Teatro do Centro Cultural Usiminas apresentou programação de qualidade, inserindo Ipatinga no circuito



Cia. de Dança do Palácio das Artes.

nacional das artes. Por meio do Projeto Ópera Viva, que apresenta mensalmente uma peça do repertório mundial, com solistas convidados e acompanhamento de piano, foi realizada a ópera La Traviata, com o Coral Usina Intendente Câmara (Ipatinga), a Orquestra de Câmara Jovem de Ipatinga e solistas convidados como Eduardo Itaborahy, Lílian Assumpção, Otávio Frias e Tereza Cançado. O Projeto, que permitiu o intercâmbio e o aperfeiçoamento técnico dos artistas locais, é uma das poucas iniciativas do gênero no País.

O *Centro Cultural criou ainda a área de Ação Educativa*, que realiza visitas monitoradas às exposições de artes visuais, visitas guiadas ao Centro Cultural, a espetáculos didáticos, oficinas e debates, além de repassar convites a públicos direcionados para espetáculos do Centro Cultural, oficinas e dinâmicas vinculadas às temáticas das exposições (oficinas de criação, projeto memória gráfica, de origami, de massinha, de sombras, quebra-cabeça, oficina de visualização, etc). A área mobilizou, em 2003, um total de 9.767 mil alunos, de 132 escolas e 45 instituições.

Para comemoração dos 10 anos de atividade, foi realizada a exposição "10 vezes Minas", que apresentou o trabalho de dez conceituados artistas mineiros – Maria Martins, Amílcar de Castro, Lígia Clark, Celso Renato, Raymundo Colares, Marcos Coelho Benjamin, Manfredo de Souzanetto, Rivane Neuenschwander, Rosangela Rennó e Guilherme Machado. Os trabalhos foram expostos em Ipatinga e no Museu de Arte da Pampulha, em Belo Horizonte.

## EDUCAÇÃO

Em 2003, o Colégio São Francisco Xavier, mantido pela Fundação, inovou na área de tecnologia: criou um site na Internet – www.csfx.net – e disponibilizou para pais, alunos e responsáveis todas as informações sobre a vida acadêmica dos estudantes, como notas, freqüência, programas de ensino, calendário, etc.

Também implementou, pelo Portal Educacional, o projeto "A Internet na Educação", em parceria com o Sistema Positivo de Ensino, trabalho que objetiva oferecer educação de ponta, em sintonia com as mudanças globais do mundo moderno. O objetivo é explorar as diversas possibilidades de ensino que essa ferramenta tecnológica pode proporcionar.

Colégio São Francisco Xavier.



Paralelamente, a escola desenvolveu outros dois projetos educacionais, dentro do programa "Educação: Responsabilidade Social", que proporciona visibilidade para as ações sociais realizadas pela Fundação São Francisco Xavier e pelo Sistema Usiminas. O primeiro projeto, batizado de projeto "Bolsa de Estudos", abriu vagas no ensino regular do Colégio São Francisco Xavier para 236 alunos carentes, indicados por 26 escolas públicas estaduais da cidade de Ipatinga. Além do curso, os bolsistas receberam uniforme escolar, material didático, transporte escolar e merenda. O segundo projeto, denominado "Ser Mais", é voltado para crianças portadoras de talentos e altas habilidades e está sendo implementado na Unidade II do Colégio São Francisco Xavier, com a criação do Centro para Desenvolvimento do Potencial e de Habilidades (Cedeph), de Ipatinga. Na primeira etapa, serão atendidas 138 crianças. Em 2003, ao completar 41 anos de atividades – a escola foi criada no mesmo ano da fundação da Usiminas, para atender aos filhos dos primeiros funcionários da siderúrgica –, o Colégio recebeu a Certificação ISO 9001:2000. A escola também é reconhecida, pelo Trinity College London, da Inglaterra, como centro internacional para aplicação de proficiência em inglês falado.

## PROJETOS ESPECIAIS - USITETO

Com o objetivo de aumentar a utilização de aços planos na construção civil e consciente do déficit habitacional brasileiro – hoje por volta de seis milhões de unidades –, o Sistema Usiminas criou o projeto Usiteto, em parceria com a Universidade Federal de Minas Gerais (UFMG) e a Universidade Federal de Ouro Preto (UFOP). O programa, lançado em 1998 e, desde então, estudado nos laboratórios universitários, recebe apoio tecnológico do Sistema Usiminas, que fornece o aço necessário às construções e assume a responsabilidade técnica do projeto – importante diferencial de mercado.

O projeto desenvolveu casas populares e edifícios-padrão de até sete pavimentos, fabricados com um sistema de estruturas

Projeto Usiteto.



industrializadas de aço de alta resistência, fácil manuseio e baixo custo, que dispensa mão-de-obra especializada e incentiva os programas governamentais de mutirão. Os projetos, elaborados em parceria com órgãos públicos e empresas privadas, contam com o acompanhamento direto de engenheiros e arquitetos da área de construção metálica do Sistema Usiminas.

O Usiteto, que respondeu pela edificação de 150 prédios e 2.000 casas nos primeiros cinco anos de atividade, obteve crescimento de 56% em 2003, se comparado ao número de imóveis entregues no ano anterior. Só a cooperação técnica entre a Usiminas e a Cia. de Desenvolvimento Habitacional Urbano de São Paulo (CDHU) viabilizou a construção de 2.864 moradias em edifícios de cinco a sete pavimentos – o projeto irá totalizar 7.167 imóveis –, distribuídos em dois consórcios, formados pelas construtoras Múltipla/ Simeone-Vieste e Alusa/Brastubo.

Pela rapidez no processo de edificação, o Usiteto vem se destacando também em programas emergenciais. Em Angra dos Reis (RJ), foram fabricados para a Prefeitura dois condomínios com um total de 510 casas populares, destinados a alojar famílias desabrigadas pelas chuvas do início do ano.

Pelo sistema de mutirão, a Prefeitura Municipal de Serra, no Espírito Santo, adquiriu material para a construção de 105 casas-padrão, espelhando-se na experiência das Prefeituras de Timóteo (MG), onde foram erguidas 56 casas e um edifício de quatro andares, e de Ipatinga (MG), que construiu mais de 220 imóveis.

Em Belo Horizonte, a Prefeitura, por meio da Superintendência de Desenvolvimento da Capital (Sudecap), deu início ao projeto que prevê a continuidade da Avenida Pedro II, para desafogar o trânsito na região noroeste da capital, com o desfavelamento da Vila São José. Para abrigar as 1.600 famílias que hoje residem no local, serão construídos 97 prédios de quatro pavimentos, 13 das quais entregues em 2003.

Contratada com a Cosipa, a CDHU tem quase 50 edifícios (com cinco ou sete andares) em construção, distribuídos em quatro bairros da capital paulista e, em Embu, na Grande São Paulo, cidade onde serão iniciadas, em 2004, as obras para outros quinze prédios. Para a Prefeitura de São Paulo, a Cosipa entregou 26 casas, localizadas na Subprefeitura da Capela do Socorro, zona sul da cidade.

A próxima etapa do programa Usiteto já está definida: com o aperfeiçoamento das técnicas de construção metálica, o Sistema Usiminas desenvolveu, para a Companhia Habitacional de São Paulo (Cohab-SP), projetos de prédios residenciais com dez pavimentos, o que deverá se tornar um novo nicho de mercado.

Diante dos resultados positivos do projeto, foi ampliado o número de universidades conveniadas. Além da UFOP e da UFMG, foram assinados acordos de cooperação técnica também com o Centro Universitário do Leste de Minas Gerais (Unileste), Centro Universitário de Itajubá (Universitas), Universidade Estadual de Campinas (Unicamp) e Universidade de São Paulo (USP) – Unidade da cidade de São Carlos (SP).

Em apoio às escolas, o Sistema Usiminas já proporcionou, ao longo dos seis anos de desenvolvimento do Usiteto, patrocínio de bolsas de estudo para mestrado em construção metálica, apoio para a apresentação de trabalhos científicos em congressos nacionais e internacionais, aquisição de equipamentos técnicos e de informática para laboratórios e compra de material bibliográfico, entre outras iniciativas.

Além desses convênios, o Sistema Usiminas atua, em

colaboração com professores-doutores de diversas universidades brasileiras, na elaboração e divulgação de normas técnicas para o emprego de estruturas metálicas, no âmbito da Associação Brasileira de Normas Técnicas (ABNT). A Companhia também apoiou a elaboração do 1° curso de especialização via internet de estruturas de aço e de cursos de especialização de arquitetura em aço, ministrados pela Fupam-USP, Faculdades Metodistas Integradas Izabella Hendrix e Unileste.

A estrutura atual do Sistema Construtivo Usiminas está apoiada em três pilares: desenvolvimento tecnológico, gestão de negócios/estruturação financeira e vendas. Duas gerências do Sistema respondem pelo desenvolvimento de tecnologia e pelas vendas. A estruturação financeira e a gestão dos empreendimentos ficaram a cargo da Companhia de Gestão Imobiliária (Cobansa).

## GESTÃO AMBIENTAL

A Usiminas sempre demonstrou profundo respeito pelos recursos naturais, por entender que a recuperação e a preservação do meio ambiente devem ser promovidas em respeito às gerações futuras. Antes mesmo que a legislação determinasse medidas de controle, a Usiminas já mantinha uma política própria nesse sentido.

Desde 1962, a Empresa já investiu US$ 435,4 milhões em gestão ambiental, 81% direcionados à redução dos impactos no ar, 15% na água e 4% no solo. Somente em 2003, o Sistema Usiminas consumiu recursos da ordem de US$ 3,3 milhões, com destaque para a implantação do centro de recirculação de água da granulação de escória dos Altos-Fornos 1 e 2 (no total, são 21 centros de recirculação instalados em Ipatinga) e do sistema de desempoeiramento da área de corrida do Alto-Forno 2.

Nos próximos cinco anos, outros US$ 40 milhões serão aplicados em sistemas de controle da poluição atmosférica, item prioritário identificado pelo Sistema de Gestão Ambiental.

Para aperfeiçoar seu gerenciamento na área social, a Empresa integrou, em 2003, as áreas de Gestão de Qualidade, Meio Ambiente, Segurança e Saúde Ocupacional. Esse processo passou, em outubro, por uma auditoria externa de certificação do Sistema Integrado (12° ciclo de auditoria do Sistema de Gestão Ambiental) e foi recomendada para certificação pelo Det Norske Veritas (DNV), o que manteve as certificações ISO: ISO14001:1996, ISO9001:2000, ISO/TS16429:2000 e OHSAS18001:1999.

Lagoa da Anta - Área interna da Usina (Ipatinga/MG).



## Aspectos legais

Com o objetivo de manter o pólo industrial em conformidade com as exigências legais, a Empresa concluiu o processo de licenciamento ambiental da planta industrial (em atendimento à Lei Estadual n. 7.772, de 8/9/1980, regulamentada pelo Decreto n. 39.424, de 5/2/1998), que, na sua totalidade, compreendeu cinco grandes áreas:

Área 1 - Laminações (licença de operação n. 277/1999);

Área 2 - Aciarias (licença n. 629/2000);

Área 3 - Apoio (licença n. 300/2001);

Área 4 - Sinterização e Altos Fornos (licença n. 281/2001); e

Área 5 - Coquerias e Produtos Carboquímicos (licença n. 389/2003).

Evidenciando seu compromisso com a Política Nacional de Recursos Hídricos, a Empresa possui outorga pelo uso da água, sob o Processo n. 499/1998 (Lei n. 13.199/98), válida até outubro de 2005.

No âmbito federal, em cumprimento à Lei n. 10.165, de 27/12/2000, a Empresa cadastrou-se no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA), sob o n. 64.310 (Lei Federal n. 10.105/2000) e vem efetuando atualizações periódicas.

## Gestão de Resíduos Sólidos

Dos resíduos sólidos produzidos ao longo do ano, no total 3,29 milhões de toneladas, 58% seguiram para comercialização, 35% para reciclagem e 7% para deposição em aterro controlado. Foram comercializados, também, 1,9 milhão de toneladas de resíduos industriais, que proporcionaram receita de R$ 13,5 milhões, distribuídos em:

Escória de Aciaria - 333,7 mil toneladas

Lama Grossa LDG - 39 mil toneladas

Escória Granulada - 1,37 milhão de toneladas

Sucata de Gusa - 43,9 mil toneladas

O total de resíduos reciclados somou 1,2 milhão de toneladas, dividido em:

Sucata de Aço - 450 mil toneladas

Carepa "C" - 160 mil toneladas

Finos de Minérios - 120 mil toneladas

Pós das Sinterizações - 116 mil toneladas

Os estudos desenvolvidos na busca de novas alternativas de aplicações dos resíduos de forma ambientalmente correta resultaram na aprovação, pela Feam, da utilização da escória para *pavimentação asfáltica e lastro ferroviário e no uso da lama de* alto forno pela indústria cerâmica, desde que respeitados os requisitos legais de licenciamento.

## Emissões atmosféricas

O índice estimado de emissões de material particulado na atmosfera, provenientes da planta industrial, caiu para 1,25 kg por tonelada de aço bruto, resultado da redução de 98% da emissão potencial. Para obter uma diminuição dessas emissões, foi instalado, em 2003, o sistema de desempoeiramento da área de corrida do Alto-Forno 2, que reduziu as emissões em 0,03kg/tonelada de aço bruto.

Como ferramenta de gerenciamento da qualidade do ar na região de Ipatinga, foi avaliada a dispersão do poluente dióxido de enxofre, emitido nas atividades industriais da Usiminas, com o uso do modelo de dispersão Breeze. A análise de impacto ambiental, pelos padrões de qualidade do ar, indicou que a Empresa encontra-se dentro dos limites permitidos pela Legislação Ambiental Estadual.

A Usiminas adquiriu, em 2003, uma estação meteorológica automática, que possibilita uma análise da dispersão dos poluentes no ar com mais precisão. A estação fornece dados *on-line* de direção e velocidade dos ventos, radiação solar, temperatura, pressão, umidade relativa do ar e chuva, permitindo uma análise imediata das condições de dispersão dos poluentes.

## Recursos Hídricos

O consumo específico de água captada ficou em 13,5m3/tonelada de aço bruto, com diminuição de 3,4 m3/min na captação de água no rio Piracicaba. Esse desempenho eleva em 1% o índice de recirculação de água, que passou a atingir percentual médio de 93%.

Qualidade do Efluente – Os resultados do monitoramento hídrico na Empresa, que reúne os efluentes hídricos após as estações de tratamento e o emissário geral da Usina, mostraram o atendimento aos padrões legais estabelecidos pelo Copam (Deliberação Normativa nº10/86).

| Parâmetro | Padrão (ppm) | Meta (ppm) | Média 2003 (ppm) |
|---|---|---|---|
| Amônia | 5,0 | 2,0 | 1,2 |
| Óleo | 20,0 | 10,0 | 3,3 |
| DQO Mn | 90,0 | 20,0 | 5,7 |
| Sólidos suspensos | 60,0 | 50,0 | 28,1 |
| Cianeto | 0,2 | 0,1 | 0,04 |

## Plano de resposta a emergências

Foram realizadas, ao longo do ano, seis simulações de planos de resposta a emergências, em áreas de risco de vazamento de gases, óleos combustíveis e produtos químicos. Essas simulações periódicas objetivam proteger pessoas, impedir a interrupção do processo produtivo e evitar e/ou reduzir danos à propriedade, ao meio ambiente e à comunidade.

## Áreas Verdes

A busca da integração harmônica das unidades operacionais ao meio ambiente deu origem ao Programa de Áreas Verdes, composto pelo cinturão verde, bosques urbanos e jardins na

Área interna da Usina - Ipatinga/MG.



área industrial. Para abastecer o Programa, a Empresa dispõe de um viveiro de mudas em uma área de seis hectares, que produz anualmente cerca de 250 mil mudas entre plantas ornamentais, frutíferas e arbóreas. No cinturão verde, foram plantadas 137.838 mudas, acumulando mais de três milhões de árvores, distribuídas em 2,1 mil hectares.

O Projeto Mata Ciliar, desenvolvido em parceria com a Fundação Relictos e com o Instituto Estadual de Florestas (IEF), tem por finalidade a recuperação das faixas ciliares dos rios Doce e Piracicaba. São 22 km de extensão, nos municípios de Santana do Paraíso, Ipatinga e Coronel Fabriciano, que ocupam área de aproximadamente 185 hectares, nas quais foram plantadas 283.053 mudas. Apesar do projeto original ter sido concluído em 2003, o programa deverá ter continuidade, até que um total de 380 mil mudas seja plantado.

### Educação Ambiental

Para desenvolver a consciência ambiental da comunidade do Vale do Aço, o Sistema Usiminas vem patrocinando, desde 1984, o "Projeto Xerimbabo", um dos maiores programas de educação ambiental do País. Em sua 19ª edição, em 2003, o programa trouxe como tema "O Maior Espetáculo é a Terra", com a proposta de convidar todos para uma grande viagem de autodescoberta, que comparou as regiões do nosso corpo aos elementos do Planeta.

Iniciado em 1984, o Xerimbabo extrapolou os limites físicos da Empresa, alcançou maturidade e conquistou reconhecimento externo. Em 2004, o Projeto bateu o recorde de público: 127.980 pessoas, vindas de 82 cidades (alunos, educadores e comunidade), visitaram a exposição. No concurso de redação e desenho sobre o tenha, foram premiados os alunos das instituições Escola Estadual Dom Helvécio e Escola Estadual de Santana.

A Usiminas também vem dedicando especial atenção ao trabalho desenvolvido com o Centro de Biodiversidade da Usipa (Cebus), na reabilitação da fauna e da flora. O programa, que dispõe de um zoológico para reprodução e perpetuação das espécies, tenciona promover a educação ambiental e sensibilizar a comunidade para reduzir o tráfico de animais na região. Em 2003, o Cebus recebeu Menção Honrosa na categoria "Reabilitação da Fauna sem Lar", do prêmio "Minas Ecologia/2003" promovido pela Associação de Defesa do Meio Ambiente (AMDA).

### Clientes, Fornecedores e Prestadores de Serviços

Com a intenção de estreitar o relacionamento com clientes, fornecedores e prestadores de serviços e em comemoração à Semana do Meio Ambiente, o Sistema Usiminas realizou uma série de eventos, como a IV Semana de Meio Ambiente das Empresas Contratadas e a XXV Semana de Meio Ambiente da Usiminas. Os encontros foram marcados por seminários internos e concursos para unidades operacionais que se destacaram no ano.

Pela Usiminas, o prêmio ficou para a Gerência de Manutenção de Refratários e Civil. Na categoria cliente, o ganhador foi a Tecumseh do Brasil, pela fabricação de produtos com aços elétricos mais nobres, que proporcionam maior eficiência nos compressores e economia de 25% de energia elétrica para o consumidor.

# BALANÇO SOCIAL

A publicação do Balanço Social de acordo com a Metodologia recomendada pelo Instituto Brasileiro de Análises Sociais e Econômicas – IBASE, conferiu à Usiminas, pela quinta vez, o "Selo Social".

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| **1. BASE DE CÁLCULO** | 2003 | 2002 | 2003 | 2002 |
| Receita Líquida (RL) | 4.808.759 | 3.714.079 | 8.659.909 | 6.633.852 |
| Resultado Operacional (RO) | 1.512.621 | 1.086.360 | 2.517.538 | 1.933.631 |
| Folha de Pagamento Bruta (FPB) | 446.846 | 374.237 | 800.822 | 620.921 |
| **2. INDICADORES SOCIAIS INTERNOS** | | | | |
| Alimentação | 14.478 | 10.523 | 27.120 | 23.331 |
| Encargos sociais compulsórios | 94.132 | 73.899 | 260.873 | 167.064 |
| Previdência privada | 100.447 | 94.293 | 119.087 | 96.948 |
| Saúde | 9.640 | 6.267 | 20.532 | 14.462 |
| Segurança e medicina no trabalho | 7.815 | 6.331 | 12.231 | 7.257 |
| Educação | | | | |
| Capacitação e desenvolvimento profissional | 4.250 | 3.068 | 7.322 | 3.974 |
| Creches ou auxílio-creche | - | - | 16 | 12 |
| Participação nos lucros ou resultados | 35.409 | - | 38.587 | 3.769 |
| Seguros | 807 | 1.019 | 839 | 1.624 |
| Transporte | 2.696 | 2.259 | 2.863 | 10.203 |
| Outros | 1.549 | 3.486 | 6.544 | 8.352 |
| Total - Indicadores Sociais Internos | 271.223 | 201.145 | 496.014 | 336.996 |
| **3. INDICADORES SOCIAIS EXTERNOS** | | | | |
| Tributos (excluídos encargos sociais) | 940.648 | 523.631 | 1.640.692 | 598.021 |
| Investimentos culturais | 3.086 | 2.008 | 3.318 | 2.044 |
| Investimentos em meio ambiente | 6.876 | 2.734 | 29.329 | 58.826 |
| **Total – Indicadores Sociais Externos** | **950.610** | **528.373** | **1.673.339** | **658.891** |

# INFORMAÇÕES CORPORATIVAS

## CONSELHO DE ADMINISTRAÇÃO
José Augusto Muller de Oliveira Gomes (Presidente)
Antônio Miguel Marques
Bertoldo Machado Veiga
Ermínio Tadei
Gabriel Stoliar
Humberto Eudes Vieira Diniz
Kenichi Asaka
Kiyoshi Uemura
Marcus Olyntho de Camargo Arruda
Rinaldo Campos Soares

## DIRETORIA-EXECUTIVA
Diretor-Presidente: Rinaldo Campos Soares
Diretor de Finanças e de Rel. com Investidores: Paulo Penido Pinto Marques
Diretor de Desenvolvimento: Gabriel Márcio Janot Pacheco
Diretor de Comercialização: Idalino Coelho Ferreira
Diretor de Relações Especiais: Ricardo Yasuyoshi Hashimoto

## CONSELHO FISCAL
José Ruque Rossi (Presidente)
Antônio Joaquim Ferreira Custódio
Isabel da Silva Ramos Kemmelmeier
José Ignacio Ortuondo Garcia
Masato Ninomiya

## ENDEREÇO
Rua Prof. José Vieira de Mendonça, 3.011
31310-260 - Belo Horizonte - MG
Tel. 55 (31) 3499-8000 - Fax 55 (31) 3499-8202
www.usiminas.com.br

## RELAÇÕES COM INVESTIDORES
Diretor: Paulo Penido Pinto Marques
Gerente: Breno Júlio de Melo Milton
Tel. 55 (31) 3499-8710 - Fax 55 (31) 3499-9537
E-mail: investidores@usiminas.com.br

## CONSULTORIA INTERNACIONAL DE RELAÇÕES COM INVESTIDORES
Thomson Financial Investor Relations
São Paulo: Paulo Esteves
Tel. 55 (11) 3897-6466
E-mail: paulo.esteves@thomsonir.com.br

## SISTEMA DE AÇÕES
Custodiante: Bradesco
Departamento de Acionistas
Prédio Amarelo - 2° Andar
Cidade de Deus - Osasco - SP

Depositário: Bank of New York

## AUDITORES INDEPENDENTES
PricewaterhouseCoopers

Bolsas de Valores no Brasil
Bolsa de Valores de São Paulo (Bovespa)
Código das Ações: USIM3, USIM5, USIM6

Negociação de ADRs no mercado externo
ADR nível 1
Mercado de balcão norte-americano - Over the Counter (OTC)
Código: USNZY
Ratio (ADR:Ação Preferencial): 1:1

## JORNAIS DE DIVULGAÇÃO DE INFORMAÇÕES
Minas Gerais (Diário Oficial)
Gazeta Mercantil
Estado de Minas

## CRÉDITOS
Coordenação Geral - Gerência de Planejamento Corporativo
Equipe de trabalho
Gerência de Comunicação Social
Gerência de Relações com Investidores
Gerência de Marketing
Gerência para Assuntos Jurídicos
Gerência de Controladoria
Gerência Geral da Usina

Coordenação de Projeto e Conteúdo
Thomson Financial Investor Relations Brasil

Projeto gráfico: SMPB Comunicação
Pré-Impressão e Impressão: Rona Editora

USIMINAS

# DEMONSTRAÇÕES CONTÁBEIS

# 2003

# DEMONSTRAÇÕES CONTÁBEIS

# 2003

## SUMÁRIO

## BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO
EM MILHARES DE REAIS

| ATIVO | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **CIRCULANTE** | | | | |
| Disponibilidades | 442.733 | 461.692 | 843.007 | 731.755 |
| Contas a receber | 855.754 | 762.438 | 1.443.797 | 1.375.178 |
| Estoques | 682.592 | 661.741 | 1.441.846 | 1.250.382 |
| Impostos a recuperar | 118.199 | 36.930 | 244.459 | 95.193 |
| Imposto de Renda e Contribuição Social diferidos | 138.857 | | 138.857 | |
| Instrumentos financeiros | | 103.582 | | 113.226 |
| Demais contas a receber | 70.981 | 76.907 | 135.665 | 135.014 |
| | 2.309.116 | 2.103.290 | 4.247.631 | 3.700.748 |
| **REALIZÁVEL A LONGO PRAZO** | | | | |
| Imposto de Renda e Contribuição Social diferidos | 934.650 | 1.162.529 | 1.373.768 | 1.555.217 |
| Ações e empréstimos à Eletrobrás | 25.639 | 13.587 | 25.660 | 13.662 |
| Valores a receber de sociedades ligadas | 297.560 | 239.510 | 77.501 | 7.499 |
| Depósitos judiciais | 130.290 | 129.823 | 230.506 | 189.814 |
| Instrumentos financeiros | | 155.062 | | 368.054 |
| Demais contas a receber | 37.475 | 93.730 | 113.369 | 259.763 |
| | 1.425.614 | 1.794.241 | 1.820.804 | 2.394.009 |
| **PERMANENTE** | | | | |
| Investimentos | | | | |
| • Em coligadas e controladas | 1.944.872 | 1.531.065 | 131.792 | 13.021 |
| • Outros investimentos | 46.061 | 46.118 | 47.730 | 47.225 |
| Imobilizado | 3.615.940 | 3.656.239 | 9.274.440 | 9.297.978 |
| Diferido | | | 50.415 | 69.842 |
| | 5.606.873 | 5.233.422 | 9.504.377 | 9.428.066 |
| **Total do ativo** | **9.341.603** | **9.130.953** | **15.572.812** | **15.522.823** |

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO
EM MILHARES DE REAIS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| **PASSIVO E PATRIMÔNIO LÍQUIDO** | 2003 | 2002 | 2003 | 2002 |
| **CIRCULANTE** | | | | |
| Fornecedores e empreiteiros no País | 140.207 | 120.738 | 316.763 | 324.159 |
| Fornecedores no exterior | 45.215 | 97.358 | 161.773 | 362.932 |
| Empréstimos e financiamentos | 898.793 | 1.489.552 | 2.585.648 | 3.760.337 |
| Debêntures | | 133.855 | 16.761 | 133.855 |
| Adiantamentos de clientes | 6.359 | 25.047 | 132.307 | 95.261 |
| Valores a pagar a sociedades ligadas | 178.054 | 207.842 | 43.338 | 33.664 |
| Salários e encargos sociais | 48.430 | 57.632 | 95.538 | 92.140 |
| Tributos a recolher | 46.412 | 35.276 | 94.860 | 79.674 |
| Tributos parcelados | 28.218 | 25.441 | 30.003 | 26.843 |
| Imposto de Renda e Contribuição Social | 24.392 | 14.354 | 97.994 | 21.033 |
| Dividendos a pagar | 306.372 | 331 | 306.415 | 2.018 |
| Instrumentos financeiros | 27.647 | | 90.868 | 2.543 |
| Demais contas a pagar | 95.995 | 70.438 | 233.011 | 104.019 |
| | 1.846.094 | 2.277.864 | 4.205.279 | 5.038.478 |
| **EXIGÍVEL A LONGO PRAZO** | | | | |
| Empréstimos e financiamentos | 1.597.248 | 1.739.963 | 4.087.373 | 4.787.586 |
| Debêntures | | 326.264 | 240.000 | 326.264 |
| Tributos parcelados | 91.190 | 102.246 | 103.047 | 106.013 |
| Imposto de Renda e Contribuição Social diferidos | 89.637 | 55.322 | 184.320 | 55.468 |
| Contas a pagar à FEMCO | | | 353.067 | 393.720 |
| Provisão para passivos contingentes | 502.685 | 416.972 | 914.315 | 630.619 |
| Caixa dos Empregados da Usiminas - Passivo Atuarial | 967.802 | 938.710 | 1.024.539 | 995.288 |
| Instrumentos financeiros | 54.597 | | 284.000 | |
| Demais contas a pagar | 167.292 | 221.070 | 63.047 | 68.960 |
| | 3.470.451 | 3.800.547 | 7.253.708 | 7.363.918 |
| **PARTICIPAÇÃO DOS ACIONISTAS MINORITÁRIOS** | | | 114.404 | 87.007 |
| **PATRIMÔNIO LÍQUIDO** | | | | |
| Capital social | 1.280.839 | 1.221.000 | 1.280.839 | 1.221.000 |
| Reservas de capital | 1.831.542 | 1.831.542 | 1.831.542 | 1.831.542 |
| Reservas de lucros | 912.677 | | 912.677 | |
| Lucros não realizados | | | (25.637) | (19.122) |
| | 4.025.058 | 3.052.542 | 3.999.421 | 3.033.420 |
| **Total do passivo e do patrimônio líquido** | **9.341.603** | **9.130.953** | **15.572.812** | **15.522.823** |

As notas explicativas da Administração são parte integrante das demonstrações contábeis.

## DEMONSTRAÇÃO DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO

EM MILHARES DE REAIS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| RECEITA BRUTA DE VENDAS E SERVIÇOS | | | | |
| Vendas de produtos | | | | |
| • Mercado interno | 5.100.232 | 3.860.787 | 8.482.125 | 6.188.272 |
| • Mercado externo | 1.012.749 | 784.505 | 2.484.322 | 1.988.364 |
| Vendas de serviços | 108.281 | 94.575 | 129.135 | 217.053 |
| | 6.221.262 | 4.739.867 | 11.095.582 | 8.393.689 |
| DEDUÇÕES DA RECEITA BRUTA, PRINCIPALMENTE IMPOSTOS SOBRE VENDAS | (1.412.503) | (1.025.788) | (2.435.673) | (1.759.837) |
| Receita líquida de vendas e serviços | 4.808.759 | 3.714.079 | 8.659.909 | 6.633.852 |
| Custo dos produtos e serviços vendidos | (2.982.642) | (2.397.659) | (5.559.582) | (4.277.483) |
| LUCRO BRUTO | 1.826.117 | 1.316.420 | 3.100.327 | 2.356.369 |
| (DESPESAS) RECEITAS OPERACIONAIS | | | | |
| Despesas com vendas | (67.159) | (80.766) | (178.220) | (161.264) |
| (Despesas) receitas financeiras líquidas | (360.748) | (916.508) | (851.445) | (2.671.790) |
| Despesas gerais e administrativas | (71.598) | (69.302) | (191.238) | (177.581) |
| Honorários da Administração | (24.460) | (14.921) | (31.151) | (20.303) |
| Participação em sociedades coligadas e controladas | | | | |
| • Equivalência patrimonial | 412.614 | (622.643) | 115.259 | (41.028) |
| • Amortização de deságio | 3.674 | 125.893 | 3.674 | 125.880 |
| • Provisão para (perdas) - passivo a descoberto | 44.952 | (75.944) | (3.222) | (1.010) |
| Outras (despesas) receitas líquidas | (150.279) | (65.071) | (135.603) | (67.400) |
| | (213.004) | (1.719.262) | (1.271.946) | (3.014.496) |
| LUCRO (PREJUÍZO) OPERACIONAL | 1.613.113 | (402.842) | 1.828.381 | (658.127) |
| (DESPESAS) RECEITAS NÃO-OPERACIONAIS - LÍQUIDAS | (23.951) | 92.089 | (33.812) | 27.899 |
| LUCRO (PREJUÍZO) ANTES DA TRIBUTAÇÃO E PARTICIPAÇÕES | 1.589.162 | (310.753) | 1.794.569 | (630.228) |
| IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL | | | | |
| Imposto de Renda | (172.408) | 3.906 | (310.748) | 207.424 |
| Contribuição Social | (68.658) | (14.278) | (111.666) | 59.086 |
| | (241.066) | (10.372) | (422.414) | 266.510 |
| PARTICIPAÇÃO DOS EMPREGADOS NO RESULTADO | (35.409) | | (38.587) | (3.769) |
| PARTICIPAÇÃO DOS ACIONISTAS MINORITÁRIOS | | | (27.396) | 42.737 |
| LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO | 1.312.687 | (321.125) | 1.306.172 | (324.750) |
| Lucro líquido (prejuízo) por ação do capital social no fim do exercício - em reais | 5,9837 | (1,4929) | | |

As notas explicativas da Administração são parte integrante das demonstrações contábeis.

## DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO

EM MILHARES DE REAIS

| | | Reservas de capital | | | Reservas de lucros | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital social | Valor excedente na subscrição de ações | Ações em tesouraria | Incentivos fiscais | Legal | Para investimentos e capital de giro | Lucros (prejuízos) acumulados | Total |
| Em 31 de dezembro de 2001 | 1.221.000 | 2.030.862 | (181.611) | 149.524 | 12.047 | 141.845 | | 3.373.667 |
| Prejuízo do exercício | | | | | | | (321.125) | (321.125) |
| Absorção de prejuízo | | (167.233) | | | (12.047) | (141.845) | 321.125 | |
| Em 31 de dezembro de 2002 | 1.221.000 | 1.863.629 | (181.611) | 149.524 | | | | 3.052.542 |
| Aumento de capital por conversão de debêntures em ações | 59.839 | | | | | | | 59.839 |
| Cancelamento de ações em tesouraria | | (76.316) | 76.316 | | | | | |
| Lucro líquido do exercício | | | | | | | 1.312.687 | 1.312.687 |
| Destinação do lucro líquido do exercício | | | | | | | | |
| • Reserva legal | | | | | 65.634 | | (65.634) | |
| • Juros sobre capital próprio | | | | | | | (354.091) | (354.091) |
| • Dividendos | | | | | | | (45.919) | (45.919) |
| • Reserva de Investimento e Capital de Giro | | | | | | 847.043 | (847.043) | |
| Em 31 de dezembro de 2003 | 1.280.839 | 1.787.313 | (105.295) | 149.524 | 65.634 | 847.043 | | 4.025.058 |

As notas explicativas da Administração são parte integrante das demonstrações contábeis.

## DEMONSTRAÇÃO DAS ORIGENS E DAS APLICAÇÕES DE RECURSOS DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO

EM MILHARES DE REAIS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **ORIGENS DOS RECURSOS** | | | | |
| Das operações sociais: | | | | |
| • Lucro líquido (prejuízo) do exercício | 1.312.687 | (321.125) | 1.306.172 | (324.750) |
| • Despesas (receitas) que não afetam o capital circulante | | | | |
| •• Variações monetárias e cambiais de longo prazo líquidas | (14.716) | 439.771 | 151.992 | 1.221.675 |
| •• Depreciação e amortização | 241.167 | 249.182 | 502.746 | 476.113 |
| •• Participação em sociedades coligadas e controladas | (461.240) | 572.694 | (115.711) | (83.842) |
| •• Constituição de provisões no exigível a longo prazo | 177.518 | 93.936 | 285.611 | 129.599 |
| •• Imposto de Renda e Contribuição Social diferidos | 203.636 | (13.369) | 227.874 | (295.746) |
| •• Provisão (reversão) para perdas no realizável a longo prazo | (7.251) | (53.193) | (7.350) | (84.072) |
| •• Resultado na venda de ativo permanente | 39.559 | (90.326) | 42.849 | (78.852) |
| •• Participação dos acionistas minoritários | | | 27.396 | (42.737) |
| • Outras | (6.199) | 4 | (4.754) | 27.978 |
| | 1.485.161 | 877.574 | 2.416.825 | 945.366 |
| Dos acionistas: | | | | |
| • Aumento do capital por conversão de debêntures | 59.839 | | 59.839 | |
| De terceiros: | | | | |
| • Financiamentos e debêntures | 460.530 | 45.871 | 1.359.869 | 351.445 |
| • Amortização de valores a receber de sociedades ligadas | 1.319 | 1.589 | | |
| • Acréscimo em outras contas a pagar a longo prazo | | 15.085 | 8.775 | 29.470 |
| • Decréscimo em outros realizáveis a longo prazo | 182.270 | 124.690 | 242.781 | 133.812 |
| • Baixa de investimentos | | 177.518 | | 177.518 |
| • Outras | 50.266 | 42.189 | 50.266 | 12.495 |
| | 694.385 | 406.942 | 1.661.691 | 704.740 |
| Total dos recursos obtidos | 2.239.385 | 1.284.516 | 4.138.355 | 1.650.106 |
| APLICAÇÕES DOS RECURSOS | | | | |
| No ativo permanente | | | | |
| • Investimentos | 1.489 | 45.637 | 4.099 | 5.760 |
| • Imobilizado | 240.370 | 92.256 | 475.388 | 578.957 |
| • Diferido | | | 19.582 | 13.958 |
| Por transferência para o circulante: | | | | |
| • De empréstimos e financiamentos e debêntures a longo prazo | 769.971 | 831.786 | 1.605.029 | 1.439.535 |
| • De outros exigíveis a longo prazo | 30.405 | 70.791 | 22.893 | 72.153 |
| Valores a receber de sociedades ligadas | 109.964 | 14.702 | | |
| Acréscimo em outros realizáveis a longo prazo | 21.915 | 101.944 | 168.664 | 172.691 |
| Decréscimo em outros exigíveis a longo prazo | 27.402 | 257.571 | 27.402 | 311.885 |
| Dividendos/juros sobre o capital próprio | 400.010 | | 400.010 | |
| Outras | 263 | 3.861 | 35.206 | 29.702 |
| Total das aplicações | 1.601.789 | 1.418.548 | 2.758.273 | 2.624.641 |
| AUMENTO (REDUÇÃO) NO CAPITAL CIRCULANTE LÍQUIDO | 637.596 | (134.032) | 1.380.082 | (974.535) |
| Ativo circulante | | | | |
| • No início do exercício | 2.103.290 | 1.389.323 | 3.700.748 | 2.699.334 |
| • No fim do exercício | 2.309.116 | 2.103.290 | 4.247.631 | 3.700.748 |
| | 205.826 | 713.967 | 546.883 | 1.001.414 |
| Passivo circulante | | | | |
| • No início do exercício | 2.277.864 | 1.429.865 | 5.038.478 | 3.062.529 |
| • No fim do exercício | 1.846.094 | 2.277.864 | 4.205.279 | 5.038.478 |
| | (431.770) | 847.999 | (833.199) | 1.975.949 |
| AUMENTO (REDUÇÃO) NO CAPITAL CIRCULANTE LÍQUIDO | 637.596 | (134.032) | 1.380.082 | (974.535) |

As notas explicativas da Administração são parte integrante das demonstrações contábeis.

## 1 - DEMONSTRAÇÃO DO FLUXO DE CAIXA EM 31 DE DEZEMBRO

*EM MILHARES DE REAIS*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **ATIVIDADES OPERACIONAIS** | | | | |
| Ajustes para conciliar o resultado: | | | | |
| • Lucro (prejuízo) líquido do exercício | 1.312.687 | (321.125) | 1.306.172 | (324.750) |
| • Encargos e variações monetárias/cambiais líquidas | 285.960 | 1.009.110 | 520.748 | 2.525.838 |
| • *Depreciação e amortização* | 241.167 | 249.182 | 502.746 | 476.113 |
| • Baixa de investimentos | 57 | (90.326) | (411) | (46.005) |
| • Participações em controladas/coligadas | (461.240) | 572.694 | (115.711) | (83.842) |
| • Dividendos recebidos | 3.972 | | 3.972 | |
| • Imposto de Renda e Contribuição Social | 241.066 | 10.372 | 422.414 | (266.510) |
| • *Reversão de provisões* | 77.743 | 17.409 | 196.124 | 83.068 |
| • Ajuste participação minoritários | | | 27.396 | (42.737) |
| | 1.701.412 | 1.447.316 | 2.863.450 | 2.321.175 |
| (Acréscimo)/decréscimo de ativos | | | | |
| • *Em contas a receber* | (93.316) | (327.599) | (68.619) | (624.773) |
| • Nos estoques | (20.852) | (11.611) | (191.464) | (19.149) |
| • Impostos a recuperar | (81.269) | 37.706 | (149.266) | 27.991 |
| • Imposto de Renda e Contribuição Social diferidos | (138.857) | | (138.857) | |
| • Depósitos judiciais | (467) | (37.927) | (40.692) | (55.194) |
| • *Outros* | (42.668) | 29.067 | 63.744 | (47.417) |
| | (377.429) | (310.364) | (525.154) | (718.542) |
| Acréscimo/(decréscimo) de passivos | | | | |
| • Em fornecedores e empreiteiros no País | 19.469 | 15.084 | (7.396) | 25.488 |
| • *Valores a pagar a sociedades ligadas* | (29.788) | 60.159 | 9.674 | 1.096 |
| • Adiantamentos de clientes | (18.688) | 18.369 | 37.046 | 29.237 |
| • Tributos a recolher | 11.136 | 15.999 | 15.186 | 22.774 |
| • Outros | 31.947 | 37.696 | 65.190 | 72.371 |
| | 14.076 | 147.307 | 119.700 | 150.966 |
| *Fluxo de caixa das atividades operacionais* | 1.338.059 | 1.284.259 | 2.457.996 | 1.753.599 |
| **ATIVIDADES DE FINANCIAMENTOS** | | | | |
| Ingressos de empréstimos, financiamentos e debêntures | 1.193.614 | 669.743 | 4.291.963 | 2.942.100 |
| *Pagamento de empréstimos, financ., debêntures e tributos parcelados* | (2.010.387) | (1.422.570) | (5.267.568) | (3.720.729) |
| Juros pagos de empréstimos, financ., debêntures e tributos parcelados | (239.116) | (259.069) | (629.115) | (571.650) |
| Resgate de operações de *swap* | 19.124 | 33.168 | (144.518) | 66.531 |
| Dividendos pagos | (93.969) | (51.134) | (97.940) | (51.798) |
| Fluxo de caixa das atividades de financiamentos | (1.130.734) | (1.029.862) | (1.847.178) | (1.335.546) |
| **ATIVIDADES DE INVESTIMENTOS** | | | | |
| (Adições) baixa de investimentos | (1.489) | 131.881 | (4.792) | 132.136 |
| (Adições) para imobilizado, exclusive encargos capitalizados | (240.369) | (92.256) | (447.926) | (397.381) |
| Baixa de ativo permanente | 39.501 | | 46.688 | 86 |
| Fluxo de caixa das atividades de investimentos | (202.357) | 39.625 | (406.030) | (265.159) |
| **VARIAÇÃO CAMBIAL SOBRE DISPONIBILIDADES** | (23.927) | 839 | (93.536) | 128.952 |
| Acréscimo (decréscimo) em caixa | (18.959) | 294.861 | 111.252 | 281.846 |
| Saldo inicial de caixa | 461.692 | 166.831 | 731.755 | 449.909 |
| Saldo final de caixa | 442.733 | 461.692 | 843.007 | 731.755 |

As notas explicativas da Administração são parte integrante das demonstrações contábeis.

## 2 - DEMONSTRAÇÃO DO VALOR ADICIONADO EM 31 DE DEZEMBRO

EM MILHARES DE REAIS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Receita bruta de vendas e resultado não-operacional | 6.077.050 | 4.736.052 | 10.881.306 | 8.293.972 |
| Bens e serviços adquiridos de terceiros | (3.272.540) | (2.441.673) | (6.228.769) | (4.472.364) |
| Valor adicionado bruto | 2.804.510 | 2.294.379 | 4.652.537 | 3.821.608 |
| Retenções (depreciação e amortização) | (228.609) | (245.819) | (418.520) | (415.924) |
| Valor adicionado líquido | 2.575.901 | 2.048.560 | 4.234.017 | 3.405.684 |
| Transferências | | | | |
| • Participação em sociedades coligadas e controladas | 461.240 | (572.694) | 115.711 | 83.842 |
| • Superávit atuarial da FEMCO | | | 93.556 | |
| • Receitas financeiras | (34.869) | 640.989 | (14.607) | 1.207.839 |
| • Participação de acionistas minoritários | | | (27.396) | 42.737 |
| | 426.371 | 68.295 | 167.264 | 1.334.418 |
| Valor adicionado a distribuir | 3.002.272 | 2.116.855 | 4.401.281 | 4.740.102 |

**DISTRIBUIÇÃO DO VALOR ADICIONADO**

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Valor | % | Valor | % | Valor | % | Valor | % |
| Governo | 940.648 | 31,33 | 523.631 | 24,74 | 1.640.692 | 37,28 | 598.021 | 12,62 |
| Colaboradores | | | | | | | | |
| • Salários | 216.858 | 7,22 | 206.045 | 9,73 | 393.553 | 8,94 | 353.140 | 7,45 |
| • Encargos previdenciários | 47.412 | 1,58 | 41.397 | 1,96 | 99.247 | 2,25 | 90.794 | 1,92 |
| • Previdência privada | 100.447 | 3,35 | 94.293 | 4,45 | 107.809 | 2,45 | 96.948 | 2,05 |
| • Benefícios | 46.720 | 1,56 | 32.502 | 1,54 | 161.626 | 3,67 | 76.270 | 1,61 |
| • Participação nos resultados | 35.409 | 1,18 | | | 38.587 | 0,88 | 3.769 | 0,08 |
| Financiadores | 302.091 | 10,06 | 1.540.112 | 72,75 | 653.595 | 14,85 | 3.845.910 | 81,12 |
| Acionistas | | | | | | | | |
| • Dividendos/juros sobre o capital próprio | 400.010 | 13,32 | | | 400.010 | 9,09 | | |
| • Lucros retidos (prejuízo) do exercício | 912.677 | 30,40 | (321.125) | (15,17) | 906.162 | 20,59 | (324.750) | (6,85) |
| Valor adicionado distribuído | 3.002.272 | 100,00 | 2.116.855 | 100,00 | 4.401.281 | 100,00 | 4.740.102 | 100,00 |

Receita bruta de vendas e resultado não-operacional compõe-se de: receita bruta menos vendas canceladas, abatimentos sobre vendas e provisão para devedores duvidosos; mais o resultado não-operacional.

**1 - CONTEXTO OPERACIONAL**

A Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS - tem por objetivo a exploração da indústria siderúrgica e correlatas. Visando à ampliação de seu ramo de atividade, a Companhia mantém participação em empresas controladas e coligadas constantes da Nota 7.

A Companhia, no exercício findo em 31 de dezembro de 2003, produziu 4,603 milhões de toneladas de aço líquido (2002 – 4,652 milhões de toneladas).

**2 -APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS**

As demonstrações contábeis foram elaboradas com base nas práticas contábeis adotadas no Brasil e nas normas da Comissão de Valores Mobiliários – CVM.

A Companhia está apresentando como informação adicional da controladora e do consolidado as Demonstrações do Fluxo de Caixa e do Valor Adicionado. A Demonstração do Valor Adicionado objetiva a apresentação de informações econômicas referentes à criação de riqueza (agregação de valores) pela Companhia e à distribuição dessa riqueza pelos fatores que contribuíram para a sua criação.

As demonstrações contábeis da Companhia e as demonstrações contábeis consolidadas dos exercícios findos em 31 de dezembro de 2003 e de 2002 estão apresentadas separadamente, sob os títulos de CONTROLADORA e CONSOLIDADO, respectivamente.

**3 - PRINCIPAIS PRÁTICAS CONTÁBEIS E CRITÉRIOS DE CONSOLIDAÇÃO**

I - DEMONSTRAÇÕES CONTÁBEIS DE ACORDO COM AS PRÁTICAS CONTÁBEIS ADOTADAS NO BRASIL

(a) Apuração do resultado

O resultado é apurado pelo regime contábil de competência de exercícios e inclui rendimentos, encargos e variações monetárias ou cambiais a índices ou taxas oficiais incidentes sobre ativos e passivos circulantes e a longo prazo. Do resultado são deduzidas/acrescidas as parcelas atribuíveis de imposto de renda e contribuição social (vide item (b), a seguir).

(b) Ativos circulante e realizável a longo prazo

Estoques - são demonstrados ao custo médio das compras ou produção, inferior ao valor de realização ou ao custo de reposição. As importações em andamento são demonstradas ao custo acumulado de cada importação.

Imposto de renda e contribuição social diferidos – referem-se a créditos tributários incidentes sobre provisões constituídas, cuja dedutibilidade ocorrerá em exercícios futuros e inclui, também, prejuízos fiscais e base de cálculo negativa da Contribuição Social sobre o Lucro, de acordo com o disposto na Deliberação CVM n. 273, de 20 de agosto de 1998, e Instrução CVM n. 371, de 27 de junho de 2002, que aprovou o pronunciamento do IBRACON sobre a contabilização do Imposto de Renda e da Contribuição Social. O reconhecimento dos créditos tributários está fundamentado ainda pela expectativa de rentabilidade futura e serão realizados em até 8 anos.

Demais ativos - são apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

(c) Ativo permanente

Demonstrado ao custo corrigido monetariamente até 31 de dezembro de 1995 com base em índices oficiais, combinado com os seguintes aspectos:

Participações em controladas e coligadas avaliadas pelo método de equivalência patrimonial, deduzidas de deságio. Amortização do deságio de acordo com critérios descritos na Nota 7.

A depreciação do imobilizado é calculada pelo método linear, a partir do momento em que cada unidade entra em operação e registra substancialmente a débito do custo de produção. As taxas de depreciação do ativo imobilizado levam em consideração a expectativa de vida útil dos bens.

O diferido consolidado refere-se a gastos pré-operacionais de modernização da planta industrial, de pesquisa e de desenvolvimento de projetos, substancialmente, na COSIPA e Unigal, e estão sendo amortizados pelo método linear, em períodos de cinco a dez anos.

(d) Passivos circulante e exigível a longo prazo

Provisão para passivos contingentes - constituída, conservadoramente, para cobrir possíveis perdas decorrentes de questionamentos judiciais de alguns tributos.

Passivo atuarial junto à Caixa dos Empregados da Usiminas – calculado pelo e sob a responsabilidade de atuário independente contratado pela Caixa e que representa a obrigação assumida de benefícios concedidos e a conceder aos participantes e aos seus beneficiários (Nota 14).

Imposto de Renda e Contribuição Social diferidos – referem-se à depreciação acelerada incentivada e ao imposto incidente sobre a variação cambial líquida não realizada. Está registrado no circulante ou no exigível a longo prazo, de acordo com seus respectivos prazos de exigibilidade.

Demais passivos - são demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e das variações monetárias ou cambiais incorridos, em base "pró-rata" dia.

(e) Operações em moeda estrangeira

O critério para conversão dos saldos ativos e passivos das operações em moeda estrangeira consiste na conversão em moeda nacional (R$) à taxa de câmbio vigente na data de encerramento do balanço (US$ 1,00=R$ 2,8892) (2002 – US$ 1,00 = R$ 3,5333).

II - CRITÉRIOS DE CONSOLIDAÇÃO

As demonstrações contábeis consolidadas em 31 de dezembro de 2003 e de 2002 abrangem as da controladora Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – e as empresas controladas nas quais mantém participação direta, descritas na Nota 7.

Essas demonstrações foram elaboradas em conformidade com as normas e os procedimentos estabelecidos pela Comissão de Valores Mobiliários - CVM.

O processo de consolidação das contas patrimoniais e de resultado corresponde à soma dos saldos das contas do ativo, passivo, receitas e despesas, segundo a sua natureza, complementado com as seguintes eliminações:

a) Das participações no capital, reservas e resultados acumulados mantidos entre elas;

b) Dos saldos de contas-correntes e outras integrantes do ativo e/ou passivo, mantidas entre as empresas, cujos balanços patrimoniais foram consolidados;

c) Dos efeitos decorrentes das transações realizadas entre essas empresas.

Deságio em investimentos - está demonstrado em consonância com a instrução CVM n. 247/96, classificado como imobilizado.

O patrimônio líquido e o lucro líquido do exercício da controladora conciliam com o patrimônio líquido e o lucro líquido consolidados, como segue:

Em milhares de reais

| | Patrimônio líquido | | Lucro líquido (prejuízo) do exercício | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Saldos contábeis da controladora | 4.025.058 | 3.052.542 | 1.312.687 | (321.125) |
| Lucros não realizados e outros | (25.637) | (19.122) | (6.515) | (3.625) |
| Saldos consolidados | **3.999.421** | **3.033.420** | **1.306.172** | **(324.750)** |

As demonstrações consolidadas abrangem também as demonstrações das empresas controladas em conjunto, de acordo com instrução da CVM, proporcionalmente à participação da controladora no capital social das mesmas, conforme discriminado a seguir:

| Empresa | Participação no capital | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | Votante | Total | Votante | Total |
| Siderholding Participações Ltda. | 50% | 50% | 50% | 50% |
| Unigal Ltda. | 96,72% | 96,72% | 95,40% | 95,40% |
| Usiroll - Usiminas Court Tecnologia em Acabamento Superficial Ltda. | 50% | 50% | 50% | 50% |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Siderholding | Unigal | Usiroll | Siderholding | Unigal | Usiroll |
| a) BALANÇO PATRIMONIAL | | | | | | |
| Em milhares de reais | | | | | | |
| ATIVO | | | | | | |
| Circulante | 132.822 | 119.916 | 2.919 | 122.481 | 59.806 | 1.404 |
| Realizável a longo prazo | 11.252 | 11.906 | | 11.823 | 64.054 | |
| Permanente | 12.963 | 429.697 | 5.920 | 11.114 | 457.192 | 6.677 |
| Total do ativo | 157.037 | 561.519 | 8.839 | 145.418 | 581.052 | 8.081 |
| PASSIVO E PATRIMÔNIO LÍQUIDO | | | | | | |
| Circulante | 47.530 | 136.215 | 268 | 59.407 | 97.439 | 489 |
| Exigível a longo prazo | 17.933 | 546.956 | | 23.931 | 655.073 | |
| Patrimônio líquido | 91.574 | (121.652) | 8.571 | 62.080 | (171.460) | 7.592 |
| Total do passivo e patrimônio líquido | 157.037 | 561.519 | 8.839 | 145.418 | 581.052 | 8.081 |
| b) DEMONSTRAÇÃO DO RESULTADO | | | | | | |
| Em milhares de reais | | | | | | |
| Receita líquida de vendas e serviços | 280.553 | 194.730 | 3.196 | 247.069 | 113.307 | 2.919 |
| Custo dos produtos e serviços vendidos | (220.585) | (31.376) | (2.072) | (194.834) | (25.217) | (1.810) |
| (Despesas) receitas operacionais | (15.006) | (76.364) | (1) | (24.298) | (167.102) | (157) |
| (Despesas) receitas não-operacionais | 1.131 | | | 579 | | |
| Provisão Imposto de Renda e Contribuição Social | (11.636) | (37.182) | (144) | (9.049) | | (107) |
| Lucro líquido (prejuízo) do exercício | 34.457 | 49.808 | 979 | 19.467 | (79.012) | 845 |

**4 - DISPONIBILIDADES**

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Caixa e bancos | 57.046 | 36.560 | 129.125 | 149.113 |
| Aplicações financeiras | 385.687 | 425.132 | 713.882 | 582.642 |
| | 442.733 | 461.692 | 843.007 | 731.755 |

As aplicações financeiras referem-se substancialmente a certificados de depósitos bancários e a fundos de renda fixa, remuneradas a uma taxa média de 103,5% do CDI, e a aplicações financeiras no exterior, remuneradas à taxa média de 1,72% ao ano mais variação cambial do dólar norte-americano.

**5 - CONTAS A RECEBER**

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Empresas controladas | 164.600 | 133.564 | 74.530 | 72.099 |
| Clientes | | | | |
| • Mercado interno | 435.532 | 435.799 | 926.276 | 879.096 |
| • Mercado externo | 281.474 | 218.927 | 503.834 | 471.898 |
| | 881.606 | 788.290 | 1.504.640 | 1.423.093 |
| Provisão para devedores duvidosos | (25.852) | (25.852) | (60.843) | (47.915) |
| | 855.754 | 762.438 | 1.443.797 | 1.375.178 |

**6 - ESTOQUES**

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Produtos acabados | 182.334 | 166.333 | 305.015 | 238.300 |
| Produtos em elaboração | 105.875 | 108.264 | 243.899 | 235.371 |
| Matérias-primas | 181.678 | 178.016 | 429.388 | 404.353 |
| Suprimentos e sobressalentes | 158.825 | 145.522 | 296.357 | 254.071 |
| Importações em andamento | 51.138 | 49.392 | 53.287 | 54.179 |
| Outros | 2.742 | 14.214 | 113.900 | 64.108 |
| | 682.592 | 661.741 | 1.441.846 | 1.250.382 |

## 7 - INVESTIMENTOS EM COLIGADAS E CONTROLADAS

Em milhares de reais

| | COMPANHIA SIDERÚRGICA PAULISTA - COSIPA | USIMINAS MECÂNICA S.A. | RNCENTRO PARTICIPAÇÕES LTDA. | SIDERHOLDING PARTICIPAÇÕES LTDA. | RIO NEGRO IND. COM. AÇO | CONSÓRCIO SIDERURGIA AMAZÔNIA | UNIGAL LTDA. | USIMINAS INTERNATIONAL LTD | OUTRAS | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| **a) Informações das coligadas e controladas** | | | | | | | | | | |
| Patrimônio líquido (passivo a descoberto) | | | | | | | | | | |
| • 31 de dezembro de 2003 | 1.295.651 | 369.016 | 36.745 | 91.574 | 73.286 | 469.024 | (121.652) (2) | 212.135 | 318.051 | |
| • 31 de dezembro de 2002 | 1.037.948 | 348.400 | 25.233 | 62.080 | 48.025 | (56.807) | (171.461) (2) | 135.910 | 37.423 | |
| Lucro líquido (prejuízo) do exercício | | | | | | | | | | |
| • 31 de dezembro de 2003 | 257.703 | 20.616 | 11.512 | 34.457 | 25.262 | (487.076) | 49.808 | 101.001 | 351.870 | |
| • 31 de dezembro de 2002 | (548.655) | 12.370 | (3.046) | 19.301 | (8.484) | (719.915) | (79.013) | (173.296) | (13.383) | |
| **b) Informações da investidora** | | | | | | | | | | |
| Valor contábil do investimento | | | | | | | | | | |
| • 31 de dezembro de 2003 | 1.203.530 | 355.803 (1) | 36.741 | 45.787 | 16.269 | 24.202 | | 212.135 | 50.405 | 1.944.872 |
| • 31 de dezembro de 2002 | 964.005 | 331.514 (1) | 25.233 | 31.040 | 10.663 | | | 135.910 | 32.700 | 1.531.065 |
| Equivalência patrimonial | | | | | | | | | | |
| • 31 de dezembro de 2003 | 239.525 | 20.615 | 11.508 | 17.228 | 5.606 | 24.202 | | 76.225 | 17.705 | 412.614 |
| • 31 de dezembro de 2002 | (509.726) | 12.369 | (3.046) | 9.650 | (1.883) | (34.533) | | (56.223) | (39.251) | (622.643) |
| Amortização de (ágio) deságio | | | | | | | | | | |
| • 31 de dezembro de 2003 | | 3.674 | | | | | | | | 3.674 |
| • 31 de dezembro de 2002 | 136.170 | 3.674 | | | (733) | | | | (13.218) | 125.893 |
| Participação no capital social | | | | | | | | 100% | | |
| • 31 de dezembro de 2003 | 92,89% | 99,99% | 99,99% | 50% | 22,20% | 5,16% | 96,72% | 100% | | |
| • 31 de dezembro de 2002 | 92,89% | 99,99% | 99,99% | 50% | 22,20% | 10,69% | 95,40% | | | |
| Quantidade de ações ou cotas possuídas sem valor nominal | | | | | | | | | | |
| • em 31 de dezembro de 2003 | | | | | | | | 1 | | |
| •• ON | 1.263.138.400 | 1.275.989.091.970 | 4.373.161 | 948.447 | 285.923.595 | 10.000 | 95.439.582 | | | |
| •• PN | 2.458.784.200 | 306.332.475.835 | | | 3.821.739 | | | | | |
| • em 31 de dezembro de 2002 | | | | | | | | 1 | | |
| •• ON | 1.263.138.400 | 1.275.989.091.970 | 4.373.161 | 948.447 | 285.923.595 | 10.000 | 59.596.911 | | | |
| •• PN | 2.458.784.200 | 306.332.475.835 | | | 3.821.739 | | | | | |

(1) Líquido de deságio no valor de R$ 13.166 mil (R$ 16.840 mil em 31 de dezembro de 2002), relativo à mais valia de bens do ativo imobilizado. Esse deságio está sendo amortizado proporcionalmente à realização daqueles bens.

(2) Reversão de Provisão para perdas - passivo a descoberto, no montante de R$ 44.952 mil (2002 - R$ 75.944 mil, constituição), registrada na rubrica demais contas a pagar no passivo exigível a longo prazo, com contrapartida na rubrica (provisão) reversão para passivo a descoberto, na demonstração do resultado do exercício.

## 8 - IMOBILIZADO

Em milhares de reais

| | Controladora | | | | | Consolidado | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | | 2002 | 2003 | | | | 2002 |
| | Taxa de depreciação anual % | Custo | Depreciação acumulada | Imobilizado líquido | Imobilizado líquido | Taxa de depreciação anual % | Custo | Depreciação acumulada | Imobilizado líquido | Imobilizado líquido |
| Em operação - usina siderúrgica | | | | | | | | | | |
| • Unidades metalúrgicas | 5 | 2.392.605 | (1.152.108) | 1.240.497 | 1.146.138 | 5 | 6.024.559 | (1.596.386) | 4.428.173 | 4.044.153 |
| • Unidades de laminação | 5 | 2.538.266 | (1.089.120) | 1.449.146 | 1.518.554 | 5 | 3.507.942 | (1.246.509) | 2.261.433 | 2.357.769 |
| • Unidades de galvanização | 3 | 338.227 | (104.612) | 233.615 | 243.955 | 3 | 742.100 | (150.425) | 591.675 | 614.592 |
| • Unidades de apoio | 5 | 700.231 | (535.270) | 164.961 | 178.072 | 6 | 1.153.978 | (641.629) | 512.349 | 495.517 |
| • Unidades de beneficiamento | 5 | 51.534 | (12.466) | 39.068 | 41.652 | 5 | 51.534 | (12.466) | 39.068 | 41.652 |
| Sistema viário e de transporte | 5 | 134.179 | (100.360) | 33.819 | 33.878 | 5 | 247.674 | (124.592) | 123.082 | 123.471 |
| Bens dos setores administrativos | 10 | 283.586 | (174.298) | 109.288 | 116.242 | 10 | 368.357 | (207.274) | 161.083 | 176.382 |
| Terminal marítimo | 3 | 287.397 | (111.140) | 176.257 | 182.573 | 3 | 287.397 | (111.139) | 176.258 | 182.573 |
| Outros | | 75 | (72) | 3 | 8 | | 468.101 | (220.744) | 247.357 | 245.772 |
| Total depreciável | | 6.726.100 | (3.279.446) | 3.446.654 | 3.461.072 | | 12.851.642 | (4.311.164) | 8.540.478 | 8.281.881 |
| Terrenos | | 48.015 | | 48.015 | 40.653 | | 260.692 | | 260.692 | 253.536 |
| | | 6.774.115 | (3.279.446) | 3.494.669 | 3.501.725 | | 13.112.334 | (4.311.164) | 8.801.170 | 8.535.417 |
| Deságio na aquisição de investimentos na Usiminas Mecânica – Nota 7b. | | | | | | | | | (13.166) | (16.840) |
| Em obras - usina siderúrgica | | | | | | | | | | |
| • Unidades metalúrgicas | | 32.789 | | 32.789 | 82.010 | | 289.772 | | 289.772 | 617.337 |
| • Unidades de laminação | | 44.465 | | 44.465 | 44.534 | | 60.532 | | 60.532 | 56.996 |
| • Unidades de apoio | | 42.250 | | 42.250 | 26.873 | | 122.564 | | 122.564 | 81.202 |
| Adiantamentos a fornecedores | | 953 | | 953 | | | 2.764 | | 2.764 | 12.858 |
| Outros | | 814 | | 814 | 1.097 | | 10.804 | | 10.804 | 11.008 |
| | | 121.271 | | 121.271 | 154.514 | | 486.436 | | 486.436 | 779.401 |
| | | 6.895.386 | (3.279.446) | 3.615.940 | 3.656.239 | | 13.598.770 | (4.311.164) | 9.274.440 | 9.297.978 |

a) Em obras - referem-se a melhorias no processo produtivo, à plena utilização da capacidade das unidades produtivas existentes e à proteção ambiental. Os planos de atualização tecnológica e de proteção ambiental em andamento deverão estar concluídos em 2005 e em 2007, respectivamente.

b) A depreciação da controladora, no exercício findo em 31 de dezembro de 2003, de R$ 241.167 mil (2002 - R$ 249.182 mil), Consolidado – 2003 - R$ 502.746 mil (2002 – R$ 476.113 mil) foi registrada substancialmente a débito do custo de produção.

c) Os investimentos previstos para 2004 montam a R$ 229.000 mil, dos quais R$ 165.000 mil para atualização tecnológica, R$ 47.000 mil para dragagem do terminal marítimo de Cubatão e R$ 17.000 mil para proteção ambiental.

## 9 - EMPRÉSTIMOS E FINANCIAMENTOS

Em milhares de reais

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Circulante | Longo prazo | Circulante | Longo prazo | Circulante | Longo prazo | Circulante | Longo prazo |
| a) No País | | | | | | | | |
| US$ - Dólar norte-americano | 101.128 | 247.303 | 181.445 | 373.005 | 737.650 | 468.758 | 1.105.913 | 379.962 |
| UR - Unidade de Referência - BNDES | 12.487 | 5.954 | 13.285 | 8.660 | 15.184 | 5.954 | 21.566 | 11.219 |
| IGPM - Índice Geral de Preços | 104.165 | 287.838 | 67.528 | 352.745 | 104.165 | 288.465 | 67.562 | 353.322 |
| TJLP - Taxa de Juros de Longo Prazo | 37.734 | 99.809 | 122.456 | 91.937 | 206.502 | 540.093 | 269.166 | 619.678 |
| R$ - Reais | 2.582 | 7.278 | 2.544 | 9.432 | 146.873 | 39.092 | 130.775 | 9.432 |
| CM - Cesta de moedas estrangeiras | 3.548 | 5.104 | 48.662 | 4.033 | 3.548 | 5.104 | 48.662 | 4.033 |
| Outras | | | | | 20.257 | 67.503 | 95.810 | 75.999 |
| | 261.644 | 653.286 | 435.920 | 839.812 | 1.234.179 | 1.414.969 | 1.739.454 | 1.453.645 |
| b) No Exterior | | | | | | | | |
| US$ - Dólar norte-americano | 631.841 | 920.560 | 1.046.875 | 871.340 | 1.341.637 | 2.640.708 | 2.011.610 | 3.289.623 |
| EURO | 5.308 | 23.402 | 5.539 | 28.811 | 5.308 | 23.402 | 5.539 | 28.811 |
| FRF - Franco francês | | | 1.218 | | | | 1.218 | |
| CHF - Xelim austríaco | | | | | 2.313 | 6.928 | 2.516 | 12.552 |
| Outras | | | | | 2.211 | 1.366 | | 2.955 |
| | 637.149 | 943.962 | 1.053.632 | 900.151 | 1.351.469 | 2.672.404 | 2.020.883 | 3.333.941 |
| | 898.793 | 1.597.248 | 1.489.552 | 1.739.963 | 2.585.648 | 4.087.373 | 3.760.337 | 4.787.586 |

As parcelas a longo prazo vencerão como segue:

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| *Ano de vencimento:* | | | | |
| 2004 | | 442.420 | | 1.202.856 |
| 2005 | 592.967 | 288.003 | 1.398.392 | 1.043.599 |
| 2006 | 521.662 | 482.163 | 1.221.967 | 900.868 |
| 2007 | 233.700 | 243.885 | 724.985 | 807.492 |
| 2008 até 2013 | 248.919 | 283.492 | 742.029 | 832.771 |
| | 1.597.248 | 1.739.963 | 4.087.373 | 4.787.586 |

No exercício findo em 31 de dezembro de 2003, foram contratados financiamentos da ordem de R$ 1.085,6 milhões pela controladora, dos quais R$ 98,8 milhões no País e R$ 986,8 milhões no exterior. Esses recursos foram destinados substancialmente para capital de giro.

Os financiamentos da controladora em moeda nacional estão sujeitos à atualização monetária e encargos financeiros a uma taxa média de 7,50% ao ano (2002 - 7,66%) e os financiamentos em moeda estrangeira a uma taxa média de 4,81% ao ano (2002 – 4,41%) mais variação cambial. Essas operações estão compatíveis com as de mercado para operações de risco e prazos similares.

Os financiamentos estão garantidos, substancialmente, por bens do imobilizado avaliados em R$ 2.657.337 mil em 31 de dezembro de 2003 (2002 - R$ 2.753.932 mil).

A Companhia (31 de dezembro de 2002) e as controladas Companhia Siderúrgica Paulista – COSIPA – e Unigal Ltda. (31 de dezembro de 2003 e de 2002) deixaram de cumprir algumas condições contratuais de empréstimos e financiamentos (índices financeiros dos *covenants*). Esses descumprimentos foram devidamente comunicados aos credores e foi solicitada a concessão de um perdão (*waiver*), tendo a controladora e as controladas obtido pleno êxito nessas solicitações.

O não-cumprimento das referidas condições poderia provocar o vencimento antecipado de obrigações de longo prazo de credores nacionais e no exterior com a Companhia, no montante de R$ 623.551mil (2002 – 690.645 mil), e com as controladas Companhia Siderúrgica Paulista – COSIPA –, no montante de R$ 2.011.312 mil (2002 - R$ 2.117.212 mil), e Unigal Ltda., no montante de R$ 320.244 mil (2002 - 390.635 mil).

## 10 - DEBÊNTURES

### (a) Controladora

Emissão em 31 de outubro de 1998 - referem-se à oferta de natureza pública de 10.000 debêntures, no montante de R$ 400.000 mil, de emissão simples, em uma única série, nominativas, subordinadas e não conversíveis em ações, com vencimento em 31 de outubro de 2006, remuneradas por 115% do CDI, totalmente subscritas pelo mercado. Em 30 de junho de 2002, foram resgatadas 4.015 debêntures, no montante de R$ 160.600 mil. Em 2 de julho de 2002, foram vendidas 750 debêntures, no montante de R$ 30.000 mil. A Companhia resgatou antecipadamente, em 30/9/2003, 6.735 debêntures referentes ao saldo remanescente no valor de R$ 269.400 mil.

Emissão em 15 de fevereiro de 2000 - referem-se à oferta de natureza particular de 730 debêntures, no montante de R$ 73.000 mil, em uma única série, com garantia real e conversíveis em ações, com vencimento em 15 de fevereiro de 2005, remuneradas pela TJLP mais 4% ao ano, totalmente subscritas pelo BNDES. Em 29 de dezembro de 2003, o BNDES optou pela conversão do saldo de R$ 59.839 mil em 4.282.180 ações preferenciais classe A.

Emissão em 20 de novembro de 2000 - referem-se à oferta de natureza pública de 10.000 debêntures, no montante de R$ 100.000 mil, de emissão simples, em uma única série, com garantia real, subordinadas e não conversíveis em ações, com vencimento em 20 de novembro de 2003, remuneradas por 104% do CDI, totalmente subscritas pelo mercado. O resgate total foi efetuado no vencimento.

### (b) Consolidado

Em 1° de setembro de 2003, a Companhia Siderúrgica Paulista – Cosipa – efetuou oferta de natureza pública para emissão de 24.000 debêntures, no montante de R$ 240.000 mil, em uma única série, nominativas, quirografárias e não conversíveis em ações, totalmente subscritas pelo mercado em novembro de 2003.

Essas debêntures, que têm vencimento em 1° de setembro de 2007, são remuneradas por 100% do CDI e sobretaxa de 2,5% ao ano, remuneração esta que será paga semestralmente a partir da data de sua emissão.

A primeira repactuação ocorrerá em 1° de setembro de 2005, quando as características e as condições das debêntures poderão ser alteradas.

A partir de 1° de setembro de 2004, a Companhia poderá promover o resgate antecipado, aplicando a remuneração contratada acrescida de prêmio de 0,5%. A qualquer tempo, a Companhia poderá adquirir tais debêntures no mercado por preço não superior ao seu valor nominal, acrescido da remuneração aplicável.

Em 31 de dezembro de 2003, as debêntures encontram-se registradas nos Passivos Circulante e Exigível a longo prazo, na rubrica "empréstimos e financiamentos", nos montantes de R$ 16.761 mil e R$ 240.000 mil, respectivamente.

## 11 - TRIBUTOS PARCELADOS

Em milhares de reais

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Circulante | Longo prazo | Circulante | Longo prazo | Circulante | Longo prazo | Circulante | Longo prazo |
| INSS | 21.942 | 86.528 | 19.165 | 97.584 | 22.210 | 86.595 | 19.406 | 97.891 |
| ICMS | | | | | 304 | 660 | 290 | 919 |
| Tesouro Nacional | 6.217 | 4.662 | 6.217 | 4.662 | 6.217 | 4.662 | 6.217 | 4.662 |
| Outros | 59 | | 59 | | 1.272 | 11.130 | 930 | 2.541 |
| | 28.218 | 91.190 | 25.441 | 102.246 | 30.003 | 103.047 | 26.843 | 106.013 |

Sobre os parcelamentos acima, incidem juros de 1% ao mês, sendo vencíveis em prazos que variam de 30 a 240 meses, garantidos por bens patrimoniais da Companhia Siderúrgica Paulista – COSIPA –, avaliados por R$ 361.907 mil em 31 de dezembro de 2003 (2002 - R$ 374.734 mil).

As parcelas a longo prazo vencerão como segue:

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Ano de vencimento: | | | | |
| 2004 | | 19.534 | | 20.941 |
| 2005 | 20.163 | 14.036 | 21.815 | 15.258 |
| 2006 | 12.906 | 12.367 | 14.444 | 13.456 |
| 2007 | 11.581 | 8.945 | 12.349 | 8.993 |
| 2008 até 2016 | 46.540 | 47.364 | 54.439 | 47.365 |
| | 91.190 | 102.246 | 103.047 | 106.013 |

**12 - PROVISÃO PARA PASSIVOS CONTINGENTES**

A Administração da Companhia, baseada na opinião de seus advogados, revisa as contingências conhecidas e avalia as possibilidades de eventuais perdas com as mesmas, ajustando, quando requerido, a provisão para contingências, conforme abaixo demonstrado:

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Contingências tributárias | 502.683 | 416.970 | 757.791 | 594.030 |
| Contingências trabalhistas | 2 | 2 | 83.848 | 21.319 |
| Contingências cíveis | | | 60.495 | 9.277 |
| Outras | | | 12.181 | 5.993 |
| Total | 502.685 | 416.972 | 914.315 | 630.619 |

Desses montantes, os seguintes valores encontram-se suportados por depósitos judiciais registrados no ativo realizável a longo prazo: controladora - R$ 130.290 mil (2002 - R$ 129.823 mil); consolidado - R$ 230.506 mil (2002 - R$ 189.814 mil).
A Companhia possui diversas contingências cíveis, fiscais, tributárias, ambientais e trabalhistas em andamento. As contingências, cujas expectativas de êxito para a Companhia são consideradas possíveis totalizam, aproximadamente, R$ 16.429 mil em 31 de dezembro de 2003 (2002 – R$ 13.419 mil), consolidado – 2003 R$ 370.930 mil (2002 – R$ 314.628 mil). A Administração, baseada na opinião de seus advogados, não tem a expectativa de perdas no desfecho dessas contingências.

**13 - CONTAS A PAGAR À FUNDAÇÃO COSIPA DE SEGURIDADE SOCIAL - FEMCO**

Em 31 de dezembro de 2003, o saldo devedor da controlada Companhia Siderúrgica Paulista – Cosipa –, junto à FEMCO, registrado nos passivos circulante e exigível a longo prazo era de R$ 8.891 mil e R$ 353.067 mil, respectivamente (2002 – R$ 393.720 mil no longo prazo). Essa dívida está garantida por bens patrimoniais avaliados em R$ 494.809 mil (2002 – R$ 184.976 mil ).
Em outubro de 2003, a Secretaria de Previdência Complementar aprovou nova sistemática de utilização do superávit atuarial da FEMCO, refletindo em redução parcial da dívida da patrocinadora Cosipa.
O saldo devedor passou a ser de natureza atuarial, ajustado mensalmente, de forma a manter uma margem de oscilação de risco em valor igual a 10% do valor da provisões matemáticas de benefícios concedidos e a conceder no Plano de Benefício Definido. Em 31 de dezembro de 2003, o saldo do Fundo Previdencial de Oscilação de Risco era de R$ 89.064 mil.
O saldo devedor da dívida será estabelecido no encerramento de cada exercício, com base em reavaliação atuarial direta das provisões matemáticas de benefícios concedidos e a conceder.
Esse saldo devedor tem uma primeira parcela que efetivamente será amortizada em 12 meses, a partir de 20 de março de 2004, e corresponde ao valor de todas as prestações mensais calculadas com base na "Tabela Price", com juros equivalentes a 6% (seis por cento) ao ano e atualização mensal pelo INPC – Índice Nacional de Preços ao Consumidor – e uma segunda parcela que será amortizada posteriormente, estando sujeita ao resultado da reavaliação atuarial do exercício seguinte, e assim sucessivamente.

**14 - CAIXA DOS EMPREGADOS DA USIMINAS - PASSIVO ATUARIAL**

A Companhia instituiu, em 28 de agosto de 1972, a Caixa dos Empregados da Usiminas, uma sociedade civil sem fins lucrativos, classificada como entidade fechada de previdência complementar. Essa entidade, em consonância com a legislação aplicável, tem como finalidade principal a administração e execução de planos de benefícios de natureza previdenciária.

A Companhia, bem como as demais patrocinadoras da Caixa dos Empregados da Usiminas, vem efetuando mensalmente as contribuições extraordinárias para cobertura da insuficiência de reserva apurada ao final do exercício de 1994, conforme plano de amortização, em 35 anos, aprovado pela Secretaria de Previdência Complementar do Ministério da Previdência e Assistência Social. A partir de janeiro de 2002, tendo-se como base o saldo devedor da reserva a amortizar, apurado em dezembro de 2001, a amortização passou a se dar em prestações mensais e iguais, calculadas para o prazo de 19 (dezenove) anos, a juros de 6% a.a., sendo atualizadas, mensalmente, pelo IGP-M. As parcelas pagas durante o exercício findo em 31 de dezembro de 2003 montam a R$ 71.355 mil (2002 – R$ 57.690 mil). De acordo com o regulamento do Plano de Benefícios 1, aprovado em 11 de novembro de 1996, a partir daquela data, insuficiências de reservas que venham a ocorrer serão cobertas, em partes iguais, pelas patrocinadoras e participantes, ativos ou aposentados, de acordo com condições e critérios atuarialmente fixados, a serem aprovados pela autoridade competente.

Em 1° de agosto de 1998, entrou em vigor o novo plano de benefícios administrado pela Caixa dos Empregados da Usiminas: o USIPREV. Seguindo a tendência que se verifica no sistema de previdência complementar, o novo plano traz na sua concepção a marca da modernidade, oferecendo maior segurança às patrocinadoras e aos participantes. A Entidade passa agora a administrar dois planos de benefícios: o antigo, instituído em 28 de agosto de 1972, caracterizado como de "benefício definido" e o USIPREV, caracterizado como de "contribuição definida" para os benefícios programados e "benefício definido" para os benefícios de risco. Destinado aos novos empregados, o USIPREV permitiu ainda a migração dos participantes do antigo plano. Ao final da campanha de lançamento, em 31 de julho de 1998, registrou-se uma adesão de 10.651 participantes ao novo plano, representando 80,45% do universo abrangido. O USIPREV possui, em 31 de dezembro de 2003, 13.398 participantes.

As contribuições da Companhia durante o exercício findo em 31 de dezembro de 2003 totalizaram R$ 8.589 mil (2002 - R$ 7.832 mil), consolidado – 2003 – R$ 9.671 mil (2002 – R$ 8.643 mil) e foram imputadas ao resultado, substancialmente, em custo dos produtos e serviços vendidos.

As reservas técnicas da Caixa (exigível atuarial) são calculadas pelo atuário independente contratado pela Caixa e sob responsabilidade dele e representam a obrigação assumida de benefícios concedidos e a conceder aos participantes e aos seus beneficiários.

Em atendimento à Deliberação CVM n. 371, de 13 de dezembro de 2000, a Companhia reconheceu o ajuste no passivo atuarial decorrente dos benefícios a que os empregados farão jus após o tempo de serviço. O estudo atuarial, efetuado por atuário independente na data-base de 31 de dezembro de 2003, apresentou um passivo de R$ 967.802 mil na controladora e R$ 1.024.539 mil consolidado (2002 - R$ 938.710 mil na controladora e R$ 995.288 mil consolidado).

A conciliação do passivo reconhecido no balanço está abaixo demonstrada:

*Em milhares de reais*

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Valor presente da obrigação atuarial | (1.931.531) | (1.710.592) | (2.058.214) | (1.821.853) |
| Valor justo dos ativos | 1.164.172 | 767.429 | 1.244.031 | 818.036 |
| Valor líquido dos ganhos (perdas) não reconhecidos no balanço | (200.443) | 4.453 | (210.356) | 8.529 |
| Custo do serviço corrente líquido | (967.802) | (938.710) | (1.024.539) | (995.288) |

Os valores estimados a serem reconhecidos na demonstração de resultado de 2004 estão demonstrados conforme abaixo:

Em milhares de reais

| | Controladora | Consolidado |
|---|---|---|
| Custo do serviço corrente bruto | 1.682 | 2.110 |
| Custo dos juros | 229.718 | 244.793 |
| Rendimento esperado do ativo do plano | (151.750) | (162.274) |
| Amortização de (ganho) perda | (940) | (940) |
| Contribuição do empregado | (1.444) | (1.477) |
| Total | 77.266 | 82.212 |

As principais hipóteses atuariais, em 31 de dezembro de 2003 e de 2002, são:

**Método atuarial (crédito unitário projetado):**

| | 2003 | 2002 |
|---|---|---|
| Taxa de desconto | 12,35% a.a. | 12,35% a.a. |
| Taxa de retorno esperado dos ativos | 13,40% a.a. | 13,40% a.a. |
| Crescimentos salariais futuros | 7,10% a.a. | 7,10% a.a. |
| Crescimentos dos benefícios da Previdência Social | 5,0% a.a. | 5,0% a.a. |
| Inflação | 5,0% a.a. | 5,0% a.a. |
| Fator de capacidade | | |
| • Salários | 97% | 97% |
| • Benefícios | 97% | 97% |

**Demográficas:**

| | |
|---|---|
| Tábua de mortalidade | Média entre GAM-71 agravada de 1 ano e GAM-83 agravada de 1 ano |
| Tábua de mortalidade de inválidos | RRB 1944 |
| Tábua de entrada em invalidez | RRB 1944 (agravada 2x) |
| Tábua de rotatividade | Plano de benefícios 1: Experiência da Towers<br>USIPREV: Experiência da Towers (agravada 2x) |
| Tábua de morbidez | Padrão Towers (agravada 2,5x) |
| Idade de aposentadoria | Primeira idade de atingimento das elegibilidades para aposentadoria |
| Dados dos filhos | Experiência de empresas congêneres, combinada com os dados fornecidos pela Usiminas |
| Dados dos cônjuges dos ativos e dos futuros aposentados | 95% dos participantes casados com uma diferença de 4 anos de idade, sendo a mulher mais jovem |
| Benefício do INSS | Considera as alterações da Lei n. 9876, de 25 de novembro de 1999 (fator previdenciário) |
| Idade de entrada no INSS | Informada pela Usiminas |

## 15 - PATRIMÔNIO LÍQUIDO

### (a) Capital social

O capital social é composto por 225.285.820 ações, sem valor nominal, e está dividido em 112.280.152 ações ordinárias, 112.111.453 ações preferenciais classe A e 894.215 ações preferenciais classe B. Em 29 de dezembro de 2003, a Companhia emitiu 4.282.180 novas ações PNA, em decorrência da decisão do BNDESPAR em converter as 750 debêntures nominativas, de sua titularidade, em ações preferenciais classe A, no montante de R$ 59.839 mil. Adicionalmente, a Companhia cancelou 4.282.180 ações preferenciais classe A, mantidas em tesouraria, no intuito de não alterar o número total de ações.

As ações ordinárias têm direito a voto nas deliberações da Assembléia Geral e as ações preferenciais têm direito a (i) prioridade no reembolso de capital, sem direito a prêmio, no caso de liquidação da Companhia, (ii) igualdade de condições com os titulares de ações ordinárias de participar de quaisquer bonificações votadas em assembléia geral e (iii) voto nas assembléias, se a companhia deixar de pagar dividendos preferenciais durante três exercícios consecutivos. Aos acionistas é assegurado dividendo mínimo de 25% do lucro líquido do exercício calculado nos termos da lei societária.

**(b) Reservas**

Valor excedente na subscrição de ações - constituída no processo de incorporação, em conformidade com o Artigo 14, § único da Lei n. 6.404/76. Esta reserva poderá ser utilizada na absorção de prejuízos que ultrapassarem os lucros acumulados e as reservas de lucros, resgate, reembolso ou compra de ações, resgate de partes beneficiárias, incorporação ao capital social e pagamento de dividendos a ações preferenciais, quando essa vantagem lhes for assegurada (Art. 200 da Lei n. 6.404/76).

Ações em tesouraria - em 31 de dezembro de 2003, a Companhia possuía, em tesouraria, 561.482 ações ordinárias, 5.015.170 ações preferenciais classe A e 331.576 ações preferenciais classe B.

Incentivos fiscais – corresponde à redução, até 1996, de 95% do Imposto sobre Produtos Industrializados – IPI recolhido (Lei n. 7.554/86).

Reserva legal – constituída na base de 5% do lucro líquido de cada exercício até atingir 20% do capital social.

Reserva para investimentos e capital de giro – constituída em 31 de dezembro de 2003 como segue:

• Parcela correspondente a 5% do lucro líquido do exercício ajustado, no montante de R$ 62.352 mil em 31 de dezembro de 2003 e que tem por finalidade assegurar investimentos operacionais ou acréscimo de capital de giro. Seu saldo não poderá ultrapassar 95% do capital social e poderá ser utilizada na absorção de prejuízos, distribuição de dividendos, resgates, reembolso ou compra de ações ou, ainda, capitalizada

• Parcela correspondente a R$ 784.691 mil, destinada a complemento dos investimentos supracitados, nos termos do Artigo 196 da Lei n. 6.404/76, com base em orçamento aprovado na Assembléia Geral Ordinária que deliberou sobre as demonstrações financeiras do exercício. Essa parcela também poderá ser utilizada na absorção de prejuízo, distribuição de dividendos, resgates, reembolso ou compra de ações ou, ainda, capitalizada.

**(c) Dividendos e juros sobre capital próprio**

Em milhares de reais

| | 2003 |
|---|---|
| Lucro líquido do exercício | 1.312.687 |
| Constituição da reserva legal (5%) | (65.634) |
| Base de cálculo dos dividendos | 1.247.053 |
| Dividendos mínimos obrigatórios (25%) | 311.763 |
| | |
| Juros s/ capital próprio intermediários pagos (R$ 0,3730 por ação ON e R$ 0,4103 por ação PN) | 84.087 |
| Juros s/ capital próprio complementares a pagar (R$ 1,1977 por ação ON e R$ 1,3175 por ação PN) | 270.004 |
| Dividendos complementares a pagar (R$ 0,1995 por ação ON e R$ 0,2195 por ação PN) | 45.919 |
| Total | 400.010 |

## 16 - (DESPESAS) RECEITAS FINANCEIRAS LÍQUIDAS

As (despesas) e receitas financeiras podem ser assim sumariadas:

Em milhares de reais

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Efeitos cambiais | 301.027 | (822.285) | 1.041.965 | (2.539.397) |
| Efeitos monetários | (101.211) | (207.862) | (288.156) | (237.770) |
| (Despesas) Receitas com operações de *Swap* | (321.764) | 357.709 | (993.103) | 671.464 |
| Receitas financeiras | 77.510 | 73.125 | 139.696 | 128.765 |
| Juros e comissões sobre financiamentos | (271.797) | (275.867) | (657.912) | (610.831) |
| Outras despesas financeiras | (44.513) | (41.328) | (93.935) | (84.021) |
| | (360.748) | (916.508) | (851.445) | (2.671.790) |

**17 - DEMONSTRAÇÃO DO EBITDA**

EBITDA – Lucro operacional antes das despesas financeiras, da participação em sociedades coligadas e controladas, mais depreciação e adições e exclusões que não afetam caixa, compostas basicamente pela atualização de passivo atuarial e constituição (reversão) de contingências fiscais e tributárias, conforme demonstrado abaixo:

Em milhares de reais

| | | Controladora | | Consolidado | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | LUCRO( PREJUÍZO) OPERACIONAL | 1.613.113 | (402.842) | 1.828.381 | (658.127) |
| (+/-) | Participação em sociedades coligadas e controladas | (461.240) | 572.694 | (115.711) | (83.842) |
| (+) | Despesas financeiras líquidas | 360.748 | 916.508 | 851.445 | 2.671.790 |
| (+) | Depreciação | 241.167 | 249.182 | 502.746 | 476.113 |
| (+/-) | Adições/exclusões que não afetam caixa | 65.091 | 22.059 | 5.565 | 23.423 |
| | EBITDA | 1.818.879 | 1.357.601 | 3.072.426 | 2.429.357 |
| | EBITDA/RECEITA LÍQUIDA (MARGEM %) | 37,8 | 36,5 | 35,5 | 36,6 |

**18 - IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL**

EM MILHARES DE REAIS

**a) Imposto de Renda e Contribuição Social diferidos**

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Imposto de Renda: | | | | |
| Prejuízos fiscais | 517.933 | 557.106 | 758.813 | 819.553 |
| Provisões temporárias | 282.073 | 288.148 | 350.162 | 300.161 |
| Tributos contingentes | 17.023 | 43.430 | 18.061 | 44.301 |
| Outros | | | 14.185 | 13.944 |
| | 817.029 | 888.684 | 1.141.221 | 1.177.959 |
| Contribuição Social: | | | | |
| Base de cálculo negativa | 163.837 | 177.121 | 250.106 | 271.478 |
| Provisões temporárias | 92.641 | 96.724 | 116.049 | 101.318 |
| Outros | | | 5.249 | 4.462 |
| | 256.478 | 273.845 | 371.404 | 377.258 |
| Total | 1.073.507 | | 1.512.625 | |
| (-) Parcela do ativo circulante | (138.857) | | (138.857) | |
| No realizável a longo prazo | 934.650 | 1.162.529 | 1.373.768 | 1.555.217 |
| Imposto de Renda/CSLL: | | | | |
| Variação cambial diferida | 64.188 | | 214.972 | |
| Depreciação incentivada | 49.841 | 55.322 | 51.896 | 55.468 |
| Total | 114.029 | 55.322 | 266.868 | 55.468 |
| (-) Parcela do passivo circulante diferido | (24.392) | | (82.548) | |
| No exigível a longo prazo | 89.637 | 55.322 | 184.320 | 55.468 |

Conforme determinam a Deliberação CVM n. 273, de 20 de agosto de 1998, e a Instrução CVM n. 371, de 27 de junho de 2003, a Companhia preparou estudo da expectativa de lucros tributáveis futuros descontados a valor presente à taxa de 12,35%, com base em orçamentos e plano de negócios, examinados pelo Conselho Fiscal e aprovados pelo Conselho de Administração. A estimativa de realização do ativo fiscal diferido pode ser discriminada como segue:

| | 2003 | |
|---|---|---|
| | Controladora | Consolidado |
| 2004 | 138.857 | 138.857 |
| 2005 | 137.106 | 186.647 |
| 2006 | 154.617 | 177.066 |
| 2007 | 160.279 | 190.833 |
| 2008 | 159.207 | 195.452 |
| 2009 a 2011 | 323.441 | 623.770 |
| Total | 1.073.507 | 1.512.625 |

**b) Imposto de Renda e Contribuição Social no resultado**

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2003 | | 2002 | |
| | Imposto de Renda | Contribuição Social | Imposto de Renda | Contribuição Social | Imposto de Renda | Contribuição Social | Imposto de Renda | Contribuição Social |
| Lucro (prejuízo) antes do Imposto de Renda e da Contribuição Social | 1.589.162 | 1.589.162 | (310.753) | (310.753) | 1.794.569 | 1.794.569 | (630.228) | (630.228) |
| Juros sobre capital próprio | (354.091) | (354.091) | | | (354.091) | (354.091) | | |
| Participação dos empregados no resultado | (35.409) | (35.409) | | | (38.587) | (38.587) | (3.769) | (3.769) |
| Base de cálculo | 1.199.662 | 1.199.662 | (310.753) | (310.753) | 1.401.891 | 1.401.891 | (633.997) | (633.997) |
| Adições (exclusões) | (677.372) | (646.125) | 629.485 | 599.754 | (248.925) | (355.050) | 166.196 | 135.209 |
| Base de cálculo antes de compensação de prejuízos | 522.290 | 553.537 | 318.732 | 289.001 | 1.152.966 | 1.046.841 | (467.801) | (498.788) |
| Compensação de prejuízos fiscais / base negativa | (156.687) | (166.060) | (95.620) | (86.700) | (345.890) | (314.052) | (96.003) | (87.079) |
| Base de cálculo | 365.603 | 387.477 | 223.112 | 202.301 | 807.076 | 732.789 | (563.804) | (585.867) |
| Imposto de Renda e Contribuição Social apurados | (91.377) | (34.873) | (55.754) | (18.207) | (201.769) | (65.951) | 140.975 | 52.728 |
| Incentivo fiscal | 4.936 | | 2.368 | | 7.934 | | 2.423 | |
| Imposto de Renda e Contribuição Social | (86.441) | (34.873) | (53.386) | (18.207) | (193.835) | (65.951) | 143.398 | 52.728 |
| IR/CS diferidos sobre adições temporárias | (85.967) | (34.359) | 10.488 | 2.880 | (116.913) | (46.289) | 17.056 | 5.251 |
| IR/CS exercício anterior | | 574 | 46.804 | 1.049 | | 574 | 46.970 | 1.107 |
| Total da (despesa) receita de Imposto de Renda e Contribuição Social | (172.408) | (68.658) | 3.906 | (14.278) | (310.748) | (111.666) | 207.424 | 59.086 |

A alíquota do Imposto de Renda é de 25% e a da Contribuição Social é de 9%.

## 19 - TRANSAÇÕES ENTRE PARTES RELACIONADAS

EM MILHARES DE REAIS

Os principais saldos e as operações com partes relacionadas podem ser sumariados como segue:

| | Ativo | | | | Passivo | | | |
|---|---|---|---|---|---|---|---|---|
| | Circulante | | Realizável a longo prazo | | Circulante | | Exigível a longo prazo | |
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| USIMINAS MECÂNICA S.A. | 15.919 | 29.910 | | | 106.170 | 115.618 | | |
| NIPPON USIMINAS CO LTD (*) | | | | | 60.736 | 75.862 | 317.812 | 459.329 |
| CIA. VALE DO RIO DOCE | 475 | 136 | | | 13.270 | 12.325 | | |
| USIPARTS S.A. SISTEMAS AUTOMOTIVOS | 25.431 | 15.413 | | | 230 | | | |
| CIA. SIDERÚRGICA PAULISTA - COSIPA | 54.655 | 25.369 | 55.411 | 10.520 | 22.202 | 21.199 | | |
| FASAL S.A. COM. IND. PROD. SIDERÚRGICOS | 28.469 | 38.566 | | | | 34.572 | | |
| RIO NEGRO COM. IND. AÇO S.A. | 57.874 | 33.852 | | | 521 | 486 | | |
| MRS LOGÍSTICA | | 157 | | | 491 | | | |
| USIMINAS INTERNATIONAL LTD (**) | | | 241.843 | 228.463 | 3.990 | 6.325 | 158.906 | 194.332 |
| SIDERHOLDING PARTICIPAÇÕES LTDA. | 2 | 3.286 | 306 | 250 | | | | |
| USIFAST LOGÍSTICA INDUSTRIAL | | | | | 1.425 | | | |
| USIMPEX INDUSTRIAL S.A. | | | | | | 36 | | |
| USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA. | | 28 | | 277 | 321 | 292 | | |
| UNIGAL LTDA. | 14 | 61 | | | 33.424 | 23.314 | | |
| **TOTAL** | 182.839 | 146.778 | 297.560 | 239.510 | 242.780 | 290.029 | 476.718 | 653.661 |

(*) Empréstimos e financiamentos em dólares norte-americanos, sobre os quais incidem encargos de 4,34% a 4,81% ao ano.

(**) Os passivos com a controlada referem-se a empréstimos e financiamentos em dólares norte-americanos, sobre os quais incidem encargos de 4,81% ao ano.

**19 - TRANSAÇÕES ENTRE PARTES RELACIONADAS (CONTINUAÇÃO)**

EM MILHARES DE REAIS

| | Vendas | | Compras | | Receitas | | Despesas | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| USIMINAS MECÂNICA S.A. | 129.682 | 96.470 | 74.169 | 41.249 | | | 23.342 | 17.062 |
| CIA. VALE DO RIO DOCE | 2.210 | 1.435 | 435.525 | 308.607 | | | | |
| USIPARTS S.A. SISTEMAS AUTOMOTIVOS | 31.636 | 18.160 | 3.030 | 87 | | 689 | | |
| CIA. SIDERÚRGICA PAULISTA - COSIPA | 26.080 | 28.875 | 747 | 2.693 | | | | |
| FASAL S.A. COM. IND. PROD. SIDERÚRGICOS | 187.307 | 162.664 | 12 | 64 | | | | |
| RIO NEGRO COM. IND. AÇO S.A. | 275.828 | 185.363 | 14.975 | 15.370 | | | | |
| MRS LOGÍSTICA | 982 | 971 | 49.945 | 41.269 | | | | |
| USIMINAS INTERNATIONAL LTD | | | | | (41.925) | 77.364 | (29.611) | |
| USIFAST LOGÍSTICA INDUSTRIAL | 58 | | 49.361 | 47.256 | | | | |
| USIMPEX INDUSTRIAL S.A. | | | 397 | 437 | | | | |
| USIROLL – USIMINAS COURT TECNOLOGIA EM ACABAMENTO SUPERFICIAL LTDA. | 10 | 2 | 3.650 | 3.860 | 2 | 92 | | |
| UNIGAL LTDA. | 204 | 635 | 251.876 | 147.857 | | | | |
| **TOTAL** | 653.997 | 494.575 | 883.687 | 608.749 | (41.923) | 78.145 | (6.269) | 17.062 |

As operações mais relevantes com partes relacionadas são contratadas em condições de mercado, considerando preços, prazos, encargos financeiros etc. Eventuais divergências dos saldos e operações acima apresentados e aqueles que venham a ser divulgados pelas partes relacionadas referem-se, substancialmente, a operações em trânsito normais e consideradas irrelevantes às demonstrações contábeis como um todo.

**20 - INSTRUMENTOS FINANCEIROS**

Os instrumentos financeiros da Companhia e de suas controladas encontram-se registrados em contas patrimoniais em 31 de dezembro de 2003 e de 2002 por valores compatíveis com os praticados pelo mercado nessas datas. A administração desses instrumentos é efetuada mediante estratégias operacionais, visando a liquidez, a rentabilidade e a segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado.

(a) Risco de crédito

A política de vendas do grupo se subordina às normas de crédito fixadas por sua Administração, que procuram minimizar os eventuais problemas decorrentes da inadimplência de seus clientes. Esse objetivo é obtido por meio da seleção de clientes de acordo com sua capacidade de pagamento e por meio da diversificação de suas contas a receber (pulverização do risco). A companhia conta ainda com provisão para devedores duvidosos, no montante de R$ 25.852 mil (2002 – R$ 25.852 mil), representativos de 2,93% do saldo de contas a receber em aberto (2002 – 3,28%), para fazer face ao risco de crédito (consolidado – R$ 60.843 mil e R$ 47.915 mil, respectivamente), representativos de 4,04% e 3,37%, respectivamente, do saldo de contas a receber em aberto.

(b) Risco de taxa de câmbio

Uma vez que a Companhia e suas controladas possuem um passivo significativo em moeda estrangeira, principalmente dólar norte-americano, seus resultados podem ser profundamente afetados pela variação da taxa de câmbio.

Como medida preventiva e de redução dos efeitos da variação cambial, a Administração tem adotado como política a manutenção de ativos vinculados à correção cambial, conforme quadro abaixo:

Em milhares de dólares

| | 2003 | 2002 |
|---|---|---|
| A) Empréstimos / financiamentos em moeda estrangeira | | |
| Controladora | 670.840 | 724.797 |
| Consolidado | 1.813.279 | 1.950.978 |
| B) Fornecedores no exterior | | |
| Controladora | 15.650 | 27.554 |
| Consolidado | 55.992 | 102.718 |
| C) Ativos em moeda estrangeira | | |
| Controladora | 272.976 | 209.823 |
| Consolidado | 292.746 | 343.551 |
| D) Operações financeiras de *Swap* | | |
| Controladora | 327.517 | 292.120 |
| Consolidado | 949.572 | 667.332 |
| E) Exposição líquida (A+B-C-D) | | |
| Controladora | 85.997 | 250.408 |
| Consolidado | 626.953 | 1.042.813 |

Em conjunto com a posição líquida de ativos e passivos em dólares norte-americanos em 31 de dezembro de 2003 anteriormente demonstrada, deve-se considerar o saldo líquido verificado entre as contas de exportação e de importação da controladora e de suas controladas, a serem realizadas no exercício de 2004, conforme previsão abaixo (não auditada):

| | Em milhares de dólares |
|---|---:|
| A) Exportação | |
| da Controladora | 400.649 |
| de Controladas | 410.650 |
| **Total** | 811.299 |
| | |
| B) Importação | |
| da Controladora | 179.503 |
| de Controladas | 201.149 |
| **Total** | 380.652 |
| | 430.647 |

As operações financeiras de *Swap* realizadas ao longo do exercício podem ser sumariadas como segue:

| | Controladora | | Consolidado | |
|---|---:|---:|---:|---:|
| | 2003 | 2002 | 2003 | 2002 |
| Montante contratado – em US$ mil | 327.517 | 292.120 | 949.572 | 667.332 |
| | | | | Em milhares de reais |
| Saldo patrimonial no ativo circulante, na rubrica "instrumentos financeiros" | | 103.582 | | 113.226 |
| Saldo patrimonial no realizável a longo prazo, na rubrica "instrumentos financeiros" | | 155.062 | | 368.054 |
| Saldo patrimonial no passivo circulante na rubrica "instrumentos financeiros" | 27.647 | | 90.868 | 2.543 |
| *Saldo patrimonial no exigível a longo prazo* na rubrica "instrumentos financeiros" | 54.596 | | 283.999 | |
| Receitas (Despesas) líquidas na rubrica "(Despesas) Receitas Financeiras" líquidas | (321.764) | 357.709 | (993.103) | 671.464 |

Em 31 de dezembro de 2003, caso as operações acima referidas fossem realizadas por condições de mercado atuais, representariam um saldo passivo de R$ 35.227 mil.

Presentemente, a Companhia não tem a intenção de liquidar essas operações antes dos seus vencimentos.

Os valores de mercado dos demais ativos e passivos financeiros não divergem significativamente dos seus valores contábeis, na extensão de que foram pactuados e registrados por taxas e condições praticadas no mercado para operações de natureza, risco e prazo similares.

(c) Risco de preço

Sendo as exportações equivalentes a 19,3% da receita da controladora prevista para 2004 e a 34,5% da receita das controladas, a eventual volatilidade da taxa de câmbio representa, na verdade, um risco de preço que pode comprometer os resultados esperados. Esse risco é, em grande parte, contrabalançado pelo volume relevante das importações das empresas do Grupo previstas para este mesmo ano, conforme demonstrado acima.

(d) Risco de taxa de juros

As taxas de juros contratadas para os empréstimos e os financiamentos no curto e longo prazos e debêntures podem ser demonstradas conforme abaixo:

Em milhares de reais

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | % | 2002 | % | 2003 | % | 2002 | % |
| Empréstimos e financiamentos: | | | | | | | | |
| Pré-fixada | 951.368 | 38 | 732.534 | 20 | 2.140.309 | 31 | 2.358.583 | 26 |
| TJLP | 155.984 | 6 | 236.338 | 6 | 849.069 | 12 | 994.052 | 11 |
| Libor | 1.388.689 | 56 | 2.260.643 | 61 | 3.500.486 | 50 | 5.034.688 | 56 |
| Outras | | | | | 183.157 | 3 | 160.600 | 2 |
| Subtotal | 2.496.041 | 100 | 3.229.515 | 87 | 6.673.021 | 96 | 8.547.923 | 95 |
| Debêntures: | | | | | | | | |
| TJLP | | | 88.347 | 2 | | | 88.347 | 1 |
| CDI | | | 371.772 | 11 | 256.761 | 4 | 371.772 | 4 |
| Subtotal | | | 460.119 | 13 | 256.761 | 4 | 460.119 | 5 |
| | 2.496.041 | 100 | 3.689.634 | 100 | 6.929.782 | 100 | 9.008.042 | 100 |

**21 - SERVIÇOS NÃO RELACIONADOS À AUDITORIA EXTERNA**

A política de atuação da Companhia na contratação de serviços não relacionados à auditoria externa junto aos nossos auditores independentes assegura que não haja conflito de interesse, perda de independência ou objetividade. Adicionalmente, em atendimento à Instrução CVM n. 381/2003, informamos que os contratos em vigor e os serviços prestados atualmente pelos auditores independentes à Companhia e suas controladas somente se relacionam aos trabalhos de auditoria externa.

**22 - COBERTURA DE SEGUROS**

As apólices de seguros mantidas pela Companhia proporcionam as seguintes coberturas consideradas como suficientes pela Administração:

- Para os prédios, mercadorias e matérias-primas, equipamentos, maquinismos, móveis, objetos, utensílios e instalações que constituem os estabelecimentos segurados e respectivas dependências de Usiminas, Usiminas Mecânica, Cosipa, Unigal, tendo como valor em risco US$ 13.431.529 mil, uma apólice *All Risks* com limite máximo de indenização de US$ 800.000 mil por sinistro. A franquia para danos materiais é de US$ 7.500 mil e para as coberturas de lucros cessantes a franquia é de vinte e um dias (tempo de espera) com mínimo de US$ 7.500 mil.

## CONSELHO DE ADMINISTRAÇÃO

JOSÉ AUGUSTO MULLER DE OLIVEIRA GOMES (Presidente)
ANTÔNIO MIGUEL MARQUES
BERTOLDO MACHADO VEIGA
ERMÍNIO TADEI
GABRIEL STOLIAR
HUMBERTO EUDES VIEIRA DINIZ
KENICHI ASAKA
KIYOSHI UEMURA
MARCUS OLYNTHO DE CAMARGO ARRUDA
RINALDO CAMPOS SOARES

## DIRETORIA

RINALDO CAMPOS SOARES (Presidente)
PAULO PENIDO PINTO MARQUES
GABRIEL MÁRCIO JANOT PACHECO
IDALINO COELHO FERREIRA
RICARDO YASUYOSHI HASHIMOTO

## CONSELHO FISCAL

JOSÉ RUQUE ROSSI (Presidente)
ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO
JOSÉ IGNACIO ORTUONDO GARCIA
ISABEL DA SILVA RAMOS KEMMELMEIER
MASATO NINOMIYA

## RESPONSÁVEL TÉCNICO

JOÃO LUCAS FERRAZ DUNGAS
Gerente de Controladoria
Contador
CRC-MG 9644

Aos administradores e acionistas
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

1 Examinamos os balanços patrimoniais da Usinas Siderúrgicas de Minas Gerais S.A.– USIMINAS (Controladora) – e os balanços patrimoniais consolidados da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – e suas controladas (Consolidado) em 31 de dezembro de 2003 e de 2002 e as correspondentes demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos da Usinas Siderúrgicas de Minas Gerais S.A.– USIMINAS (Controladora) – e as correspondentes demonstrações consolidadas do resultado e das origens e aplicações de recursos dos exercícios findos nessas datas, elaborados sob a responsabilidade da Administração da companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações contábeis. A determinação da composição das reservas técnicas da Caixa dos Empregados da Usiminas, base para o cálculo do passivo atuarial, foi conduzida sob a responsabilidade de consultores atuariais externos da Caixa, e nosso parecer, no que se refere à determinação desse passivo atuarial na Controladora e no Consolidado nos montantes de R$ 967.802 mil e R$ 1.024.539 mil, respectivamente, em 31 de dezembro de 2003 (2002 - R$ 938.710 mil e R$ 995.288 mil, respectivamente) e aos efeitos no resultado da Controladora e do Consolidado, nos montantes de R$ 29.092 mil - devedor - e R$ 29.251 mil – devedor, respectivamente, em 31 de dezembro de 2003 (2002 – R$ 29.244 mil – devedor e R$ 30.046 mil – devedor, respectivamente) está baseado exclusivamente nos pareceres desses consultores.

2 Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil, os quais requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações contábeis em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos das companhias, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração das companhias, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3 Com base em nossos exames e nos pareceres dos consultores atuariais externos, somos de parecer que as demonstrações contábeis referidas no primeiro parágrafo apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Controladora) – e da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – e suas controladas (Consolidado) em 31 de dezembro de 2003 e de 2002 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Controladora) – dos exercícios findos nessas datas, bem como o resultado consolidado das operações e as origens e aplicações de recursos consolidadas desses exercícios, de acordo com as práticas contábeis adotadas no Brasil.

4 Nossos exames foram conduzidos com o objetivo de emitirmos parecer sobre as demonstrações contábeis referidas no primeiro parágrafo, tomadas em conjunto. A demonstração do valor adicionado e a demonstração do fluxo de caixa, que estão sendo apresentados para propiciar informações adicionais sobre a Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Controladora) – e Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – e suas controladas (Consolidado), não são requeridas como parte das demonstrações contábeis. A demonstração do valor adicionado e a demonstração do fluxo de caixa foram submetidas aos procedimentos de auditoria descritos no segundo parágrafo e, em nossa opinião, estão adequadamente apresentados em todos os seus aspectos relevantes em relação às demonstrações contábeis tomadas em conjunto.

5 Conforme descrito na Nota explicativa nº 9, as controladas Companhia Siderúrgica Paulista – COSIPA – e Unigal Ltda., por terem afetado determinadas condições contratuais de empréstimos e financiamentos (índices financeiros dos "covenants"), poderiam vir a provocar o vencimento antecipado de obrigações a longo prazo de credores nacionais e no exterior, com a Companhia e as Controladas Companhia Siderúrgica Paulista - Cosipa e Unigal Ltda., nos montantes de R$ 623.551 mil, R$ 2.011.312 mil e R$ 320.244 mil, em 31 de dezembro de 2003 respectivamente, (2002 – R$ 690.645 mil, R$ 2.117.212 mil e R$ 390.635 mil, respectivamente). As supracitadas controladas promoveram gestões com esses credores, com o objetivo de assegurar o cumprimento das condições financeiras pactuadas nos contratos, tendo obtido pleno êxito na repactuação das mesmas. Para esses credores, foram obtidas dispensas do cumprimento de determinadas cláusulas restritivas para os exercícios de 2003 e 2002. Conseqüentemente, a Companhia e as supracitadas controladas mantiveram essas obrigações classificadas no passivo exigível a longo prazo no balanço patrimonial da controladora e consolidado.

Belo Horizonte, 4 de março de 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC RS044214 "S" MG

Na qualidade de membros do Conselho Fiscal de Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS – e de acordo com as disposições legais estatutárias vigentes, examinamos o Relatório Anual da Administração e as Demonstrações Contábeis referentes ao exercício encerrado em 31 de dezembro de 2003. Com base nas análises efetuadas e de acordo com o parecer da PricewaterhouseCoopers Auditores Independentes, de 4 de março de 2004, somos de opinião que os referidos documentos merecem a aprovação dos senhores acionistas.

Belo Horizonte, 4 de março de 2004.

José Ruque Rossi (Presidente)
Antônio Joaquim Ferreira Custódio
José Ignacio Ortuondo Garcia
Isabel da Silva Ramos Kemmelmeier
Masato Ninomiya

USIMINAS

SEMPRE PRESENTE E ATUANTE.

Rua Prof. José Vieira de Mendonça, 3.011 - Engenho Nogueira
31310-260 - Belo Horizonte - MG - Brasil
Tel. (31) 3499-8000 - Fax (31) 3499-8899
www.usiminas.com.br

BALANÇO SOCIAL - 2003

# BALANÇO SOCIAL 2003

USIMINAS

SEMPRE PRESENTE E ATUANTE.

Para conhecer uma empresa no presente, é necessário conhecer seu passado. A história do Sistema Usiminas mostra uma série de ações voltadas para o bem-estar de empregados e da comunidade, sempre dentro do conceito de sustentabilidade e todos os seus aspectos. Confira os principais fatos que marcaram a atuação social do Sistema Usiminas:

1959 Construção das primeiras casas em Ipatinga
Criação da Associação Esportiva e Recreativa Usipa

1962 Inauguração do Colégio São Francisco Xavier

1963 Criação da Cooperativa de Consumo dos Empregados da Usiminas - CONSUL

1964 Inauguração do Centro de Formação Profissional da Usiminas, para treinamento de menores aprendizes

1965 Inauguração do Hospital Márcio Cunha

1966 Inauguração da Cooperativa de Crédito Mútuo dos Empregados da Usiminas – COOPECO

1969 É instituída a Fundação São Francisco Xavier

1984 Lançamento do Projeto Xerimbabo, com objetivo de promover a educação ambiental

1992 Criação da operadora de Planos de Saúde Individuais e Corporativo voltada para a comunidade – Usisaúde

1993 Criação do Instituto Cultural Usiminas

1994 Inauguração do Teatro Zélia Olguin

1996 Certificação da Usiminas como a primeira usina siderúrgica do Brasil e segunda do mundo a obter a certificação ambiental ISO-14001

1998 Inauguração do Centro Cultural Usiminas, no Shopping do Vale do Aço, com a Galeria Hideo Kobayashi

2002 Inauguração do Teatro do Centro Cultural Usiminas, no Shopping do Vale do Aço

2003 Lançamento da Pedra Fundamental da Unidade II do Hospital Márcio Cunha

# SUMÁRIO



Algumas empresas são como pessoas: nascem com vocação definida. Assim é a Usiminas, empresa líder do Sistema Usiminas, maior complexo siderúrgico da América Latina.

Fundada há mais de quatro décadas com a responsabilidade de levar desenvolvimento econômico e humano ao País e à região do Vale do Aço, em Minas Gerais, onde erguemos a Usina Intendente Câmara, a Usiminas cedo compreendeu que não se pode dissociar uma empresa de seu ambiente e suas influências sociais. As empresas influenciam e são influenciadas direta e indiretamente pelas comunidades nas quais atuam, numa relação que, quando caracterizada pela ética e transparência, se traduz em benefícios para todos.

A Usiminas, portanto, cedo assumiu sua vocação de Empresa Válida, que gera bons resultados para acionistas, sem jamais esquecer seu compromisso com o meio ambiente e o desenvolvimento social. Que trabalha com bases empresariais sólidas, capazes de assegurar lucro e a sustentabilidade do negócio ao qual se dedica, e que tem esse lucro chancelado pela própria sociedade. Hoje, este conceito está consolidado em todas as empresas do Sistema Usiminas.

A história do Sistema Usiminas comprova que é perfeitamente possível conciliar bom desempenho financeiro e operacional com uma política de ação social e ambiental que, efetivamente, apresente resultados para a comunidade. Nosso desempenho em 2003 é um bom exemplo do que estamos falando. Líder no fornecimento de aços planos para os principais setores da indústria brasileira, o Sistema Usiminas encerrou 2003 com resultados positivos, apesar do cenário de incerteza que predominou na economia do País. Estamos presentes, de forma significativa, em todos os negócios que envolvem a cadeia do aço, como beneficiamento e distribuição, e fabricação de bens de capital e peças automotivas. Paralelamente, nossos planos ambientais e sociais, definidos com base nas diretrizes humanísticas que sempre nortearam a cultura da Usiminas – e cuja maturidade pode ser aferida pelo caráter auto-sustentável -, proporcionaram e continuam proporcionando qualidade de vida para milhares de pessoas, obtendo reconhecimento público nacional. De fato, consolidamos e expandimos nossa presença em áreas vitais para o crescimento humano, tais como saúde, educação, meio ambiente, habitação, lazer e cultura, em todas as comunidades nas quais o Sistema Usiminas está presente. São iniciativas que trazem sustentabilidade às atividades empresariais e nos enchem de orgulho e sincera satisfação.

E são, sobretudo, ações que retratam com fidelidade nossa filosofia empresarial, firmemente baseada na convicção de que o maior bem de uma empresa é o Homem, o Empregado, sua família e a comunidade – e, numa visão mais ampla, a Nação. Produzir aço e gerar riquezas é nosso trabalho. Desenvolver o Homem é nossa vocação.

Assim, dentro do conceito de Empresa Válida, apresentamos nosso balanço social, elaborado segundo as diretrizes do "Guia 2002 do *Global Reporting Initiative - GRI*". Nele, apresentamos aspectos da nossa performance econômica, ambiental e social, na certeza de que o Sistema Usiminas contribui para o futuro do Brasil.

Rinaldo Campos Soares
DIRETOR-PRESIDENTE DA USIMINAS





Liderando um conjunto de empresas com atuação na siderurgia e em negócios em que o aço está presente, a Usiminas teve origem na segunda metade da década de 50. A visão idealista de engenheiros e empresários, com apoio governamental e respaldo em tecnologia e capital estrangeiros, propiciou que, em 26 de outubro de 1962, a primeira *joint-venture* japonesa no Ocidente – Usiminas – iniciasse suas operações industriais. Hoje o Sistema Usiminas é o maior complexo siderúrgico da América Latina.

Sala de Controle do Alto-Forno 3 da Usiminas.

## 2.1 PERFIL DO SISTEMA USIMINAS

Fundada em 25 de abril de 1956 por escritura pública, o Projeto Usiminas foi consolidado em 3 de junho de 1957 com a assinatura do acordo Lanari-Horikoshi, que estabeleceu os meios de cooperação técnica e financeira entre os sócios brasileiros e japoneses e proporcionou a criação de seu complexo siderúrgico inicial.

Em 26 de outubro de 1962, a Usiminas iniciou suas operações. Desde então, o vínculo com os japoneses vem sendo mantido por meio da renovação constante de acordos de assistência técnica, que proporcionam um estreito contato com a tecnologia do Japão. Além disso, aspectos básicos do modelo japonês de administração, como a busca da qualidade, a proteção ao meio ambiente, os investimentos na capacitação de pessoal, a valorização do homem e o trabalho em equipe, são hoje facilmente identificados na cultura Usiminas.

A filosofia da gestão na Usiminas pode ser sintetizada nas palavras de seu ex-presidente Amaro Lanari Júnior: "É a insatisfação frente aos resultados que abre o caminho para a inovação e novas tecnologias."

Nessa direção, a Usiminas foi a primeira siderúrgica brasileira a obter a certificação ISO 9001 em 1992, iniciando um movimento pioneiro que inclui as certificações QS 9000 e a ISO 14001 em 1996; a certificação dos laboratórios na ISO 17025 em 1998 e as atualizações para a ISO 9001:2000 e ISO/TS 16949:2002, realizadas, respectivamente, em 2001 e 2002. Em 2003, após integrar os seus Sistemas de Gestão, a Usiminas obteve a renovação de conformidade relativas às normas de qualidade e meio ambiente, acrescentando a conformidade com a norma *Occupational Health and Safety Assessment Series* – OHSAS 18001.

Líder de um conjunto de empresas que atua na siderurgia e em negócios nos quais o aço está presente, a Usiminas opera nas áreas de produção, distribuição e beneficiamento de aço, estamparias, produção de bens de capital e logística industrial por intermédio da administração integrada dessas empresas. Dentre elas, as que a Usiminas detém o controle acionário são:

**Companhia Siderúrgica Paulista - COSIPA –** Com 40 anos de atividades industriais comemorados em 18 de dezembro de 2003, a Cosipa é uma indústria siderúrgica produtora de aços planos não-revestidos – placas, chapas grossas, laminados a quente e a frio. Atende a segmentos estratégicos da economia, como automobilístico, ferroviário, automotivo, naval, de construção civil, agrícola, de embalagens, mecânico, eletroeletrônico, de utilidades domésticas, máquinas e equipamentos e de distribuição.

Após a renovação do parque industrial, a Cosipa atingiu a sua capacidade nominal, passando a operar num ritmo de produção de 4,5 milhões de toneladas/ano de aço líquido. Em 31 de dezembro de 2003, contava com 5.492 empregados próprios e 7.015 em atividades de apoio permanente.

**DUFER S/A. –** Atua na distribuição de aço laminado plano com revestimento ou sem ele, bem como no processamento e no corte em diversas formas e dimensões. Com unidades em São Paulo e em Cubatão, tem seu capital social dividido entre a Companhia Siderúrgica Paulista – Cosipa (51%) – e a ThyssenKrupp Materials AG. (49%). Conta com 251 empregados próprios e 20 em atividades de apoio permanente. Atende a uma ampla gama de clientes com produtos e serviços voltados aos segmentos da indústria de transformação, como o automotivo, autopeças, eletroeletrônico, construção civil, móveis, tambores e embalagens, tubos e perfis.

**Usiminas Mecânica S/A. - UMSA –** Indústria de bens de capital e produtos seriados, atua nos setores da siderurgia, celulose, mineração, cimento, hidromecânica, petroquímica e construção civil, com destaque para as estruturas metálicas para pontes, viadutos, prédios e obras de grande porte. Em 31 de dezembro de 2003, contava com 2.124 empregados próprios e 1.043 em atividades de apoio permanente e em canteiros de obras.

**Rio Negro Comércio e Indústria de Aço S/A. –** Importante centro de serviços da indústria siderúrgica no País. Atua nos segmentos de distribuição, processamento, beneficiamento e manuseio de aço, oferecendo especificações adequadas, dimensões finais de produtos para pronta utilização e eficiente programação de entrega. Possui unidades em Guarulhos e em Taubaté, respectivamente, com 35.878m$^2$ e 17.722m$^2$ de área construída. É controladora da Empresa Rios Unidos Transportes, que opera a área de transportes da Rio Negro. Totalizavam, em 31 de dezembro de 2003, 675 empregados próprios e 51 em atividades de apoio permanente.

**Fasal S/A. Comércio e Indústria de Produtos Siderúrgicos –** Distribuidor de aço com expressiva atuação no fornecimento de produtos siderúrgicos, acoplando a eficiente estrutura industrial à de transportes. Em 31 de dezembro de 2003, contava com 264 empregados próprios e 8 em atividades de apoio permanente. Controladora da Usifast Logística Industrial S.A., com 452 empregados próprios e 18 em atividades de apoio, é uma empresa voltada para serviços de operação de terminal de cargas (EADI - Betim/MG), de transporte rodoviário e de fornecimento de complexos serviços de logística industrial.

**USIPARTS S/A. Sistemas Automotivos –** Localizada em Pouso Alegre, Sul de Minas Gerais, próxima dos principais centros consumidores do País, atua no setor automotivo na produção de conjuntos, cabines e carrocerias em aço e alumínio para a indústria automobilística, através dos processos de estampagem, montagem, soldagem e pintura. Em 31 de dezembro de 2003, contava com 816 empregados próprios e 60 em atividades de apoio permanente.

**USIROLL - Usiminas Court Tecnologia de Acabamento Superficial Ltda. –** *Joint-venture* entre a Usiminas e a empresa canadense Court Holdings Europe Ltd., com o objetivo de prestar serviços de texturização e cromagem de cilindros de laminação a frio e rolos em geral. Em 31 de dezembro de 2003, contava com 21 empregados.

**UNIGAL Ltda. –** *Joint-venture* entre a Usiminas e a Nippon Steel Corporation para a fabricação de chapas de aço revestidas por imersão a quente, destinadas às indústrias automobilísticas, de utilidades domésticas e de construção civil. Em 31 de dezembro de 2003, contava com 168 empregados próprios e 87 em atividades de apoio permanente.

Sede da Usiminas em Belo Horizonte.



Ao longo dos anos, a área social tem sido um dos principais focos de atuação do Sistema Usiminas, apoiando as entidades: Fundação São Francisco Xavier (FSFX), Caixa dos Empregados da Usiminas, Fundação Cosipa de Seguridade Social, Cooperativas de Crédito Mútuo e a de Consumo dos Empregados da Usiminas, além de mais de 20 clubes voltados ao lazer e ao esporte especializado.

Em 2003, a produção de aço líquido das empresas do Sistema Usiminas registrou cerca de 8,79 milhões de toneladas, abastecendo 58,6% do mercado nacional de aços planos. Gerou 31.763 empregos, dos quais 18.224 em empresas próprias e 13.539 em atividades permanentes, registrando uma receita líquida de R$ 8,7 bilhões e uma geração de caixa consolidada (EBITDA[1]) de R$ 3,1 bilhões.

**O SISTEMA USIMINAS NO MERCADO BRASILEIRO DE AÇO PLANO**


Percentual
100
75
50
25
0
60%
68%
100%
100%
100%
79%
98%
58%
43%
87%
28,5%
13%
56%
40%
67%
98,5%
56%
98%
75%
59%
Automobilístico
Autopeças
Naval
Tratores
Rodoviário
Agrícola
Industrial
Eletroeletrônico
Utilidades Domésticas
Cofres e Móveis
Botijões
Recipientes
Construção Civil
Relaminação
Tubos de Pequeno Diâmetro
Perfis
Distribuição
Tubos de Grande Diâmetro
Outros
Total Geral

1. EBITDA: lucro antes dos juros, impostos sobre o lucro, depreciações e amortizações.

O Sistema Usiminas adota um modelo de gestão certificado por normas de qualidade, ambientais e sociais, em que a conquista de resultados empresariais ultrapassa a busca por decisões técnicas acertadas, e é também conseqüência de decisões orientadas à Responsabilidade Social Corporativa e ao Desenvolvimento Sustentado. Essa visão empresarial, que inclui ações e resultados ampliados e integrados, é um legado da trajetória da Empresa e alcança todas as suas controladas e os públicos que influenciam ou são por ela influenciados.

## 2.2 MISSÃO

A Missão da Empresa é definida pelo seu Conselho de Administração, abrindo amplo leque para atuação do Sistema de Gestão Integrada de atividades industriais e negócios, prestação de serviços, desenvolvimento tecnológico e constituição de empresas sob seu controle acionário, bem como para participação de outras sociedades no País e no exterior, tendo por princípio:

- "criar valor para a Sociedade através das atividades siderúrgicas e correlatas;
- validar suas ações em toda a cadeia produtiva através do fornecimento de produtos e serviços competitivos e de qualidade aos clientes, da geração de retorno aos acionistas e da promoção do bem-estar e desenvolvimento dos empregados e comunidades;
- buscar sempre a perenização do empreendimento e a harmonização dos fins econômicos com os demais interesses sociais da coletividade."

## 2.3 VISÃO

A Visão da Empresa, fruto da interação das variáveis conjunturais ou estruturais que modificam ambientes de negócios, é desenvolvida por determinação do Conselho de Administração e estabelecida em função dos cenários globais no tocante aos aspectos sociais, ambientais, econômicos e financeiros, tecnológicos e de mercados.

É essa Visão que fundamenta as macroestratégias da Empresa, elaboradas com a participação da Administração Executiva e estabelecidas por meio da análise da cultura, da identidade, do diagnóstico técnico-operacional, da posição competitiva no mercado, do desempenho operacional e dos impactos socioambientais, avançando sobre a análise de oportunidades de negócios e projeções de longo prazo, sempre conciliando, de forma indissolúvel, as dimensões econômicas e sociais do lucro: "Consolidar o maior, mais moderno e competitivo complexo siderúrgico da América Latina, com destaque entre os 20 maiores grupos mundiais, líder no mercado brasileiro e com expressiva presença no mercado externo, visando ao retorno aos acionistas, mediante estratégias focadas:

- No atendimento diferenciado ao cliente com produtos e serviços de qualidade e maior valor agregado;
- Na busca contínua da liderança em custos e na melhor estrutura de capital;
- Na otimização das sinergias entre as Empresas do Sistema Usiminas."

## 2.4 GOVERNANÇA CORPORATIVA

O Sistema Usiminas integra acionistas numa administração compartilhada, identificada com o setor industrial e com a obtenção de resultados duradouros e consistentes, respaldados em conceitos de desenvolvimento sustentado.

Os Conselhos de Administração e a Diretoria buscam harmonizar os interesses dos acionistas com os objetivos de todas as suas "Partes Interessadas".

Estabelecem um direcionamento claro e transparente para todo o cotidiano dos administradores do Sistema, nos relacionamentos internos e externos, fundamentados na ética, aliando responsabilidade social corporativa à promoção da sinergia de recursos e esforços para oferecer à sociedade tecnologias, produtos e serviços de alta qualidade.

**USIMINAS**
**DISTRIBUIÇÃO DAS AÇÕES ORDINÁRIAS**


Fasal
1,09%
Bradesco
2,58%
CVRD
22,99%
Nippon Usiminas
18,39%
Sudameris
1,90%
Votorantim
7,25%
Rio Negro
1,25%
Previ
14,90%
Camargo Corrêa
7,25%
Outros
9,02%
Empregados
da Usiminas por
sua representação
13,24%

**USIMINAS - DISTRIBUIÇÃO DAS AÇÕES ORDINÁRIAS E PREFERENCIAIS**


Outros
52%
Votorantim
4%
Vale do
Rio Doce
11%
Camargo
Corrêa
4%
Ações em
Tesouraria
5%
Nippon Usiminas
9%
Empregados
da Usiminas por sua
representação
7%
Previ
8%

Como empresa de capital aberto, pauta sua conduta pelas orientações da Comissão de Valores Mobiliários – CVM –, desenvolvendo programa formal de relacionamento equânime com os agentes do mercado de capitais e o público em geral.

Pela execução desse programa, a Usiminas foi uma das três empresas distinguidas, em solenidade realizada em Nova York (EUA), pela *Investors Relations Magazine Latin America Awards 2003*, na categoria "Melhor Companhia em Relações com Investidores – Empresas de Pequeno e Médio Capital (*Best Investor Relations by a Brazilian Company - Small & Mid Cap*).

Foi ainda apontada pela Associação Nacional dos Executivos de Finanças, Administração e Contabilidade – ANEFAC – como uma das dez empresas mais transparentes do Brasil na divulgação de informações contábeis.

A gestão das empresas do Sistema Usiminas, assim orientada pelos seus Conselhos, tem por princípio o desenvolvimento de relações de longo prazo com os seus clientes e os seus fornecedores. Em seus relacionamentos e contratos, privilegia os parâmetros de qualidade tanto nos produtos e serviços prestados como nas relações interpessoais com acionistas, empregados, comunidades, entidades governamentais e não-governamentais, sempre ativa no fomento do desenvolvimento social sustentado, na conservação dos recursos naturais e em minimizar os impactos ambientais da atividade produtiva.

Jardins da Sede - Projeto paisagístico: Burle Marx.



## 2.5 DIRETRIZES DO SISTEMA DE GESTÃO INTEGRADA

A gestão das empresas tem, como compromisso, a busca da excelência empresarial, com enfoque sistêmico nas relações com clientes, empregados, sociedade, poderes públicos, fornecedores e acionistas.

A qualidade da gestão é prioritária e reflete-se na inovação e na melhoria contínua dos processos, produtos e serviços, estabelecendo as seguintes diretrizes:

- Conduta ética nos negócios e atendimento dos requisitos legais e regulamentares associados aos produtos, processos, pessoas e instalações, que atuam como agentes direcionadores da gestão;
- Estratégias, planos de ação e processos são orientados em função da promoção da satisfação e da conquista da fidelidade dos clientes;
- Preservação da saúde e do bem-estar das pessoas, cuja valorização, capacitação, envolvimento, motivação e segurança com base na prevenção de acidentes são alvos permanentes da ação empresarial;
- Prevenção da poluição, identificação e controle de aspectos ambientais, redução da geração de resíduos sólidos, qualidade dos efluentes hídricos e das emissões atmosféricas, uso racional da água, da energia e dos insumos são requisitos primordiais no desenvolvimento de todas as atividades.

As ações da gestão devem gerar valor nas dimensões econômicas, sociais e ambientais, permitindo o perene desenvolvimento das empresas do Sistema.

Lingotamento contínuo.



## 2.6 INDICADORES DO DESEMPENHO ECONÔMICO

Em 2003, o Sistema Usiminas alcançou uma receita operacional bruta de R$ 11,096 bilhões.

Como reflexo dos investimentos na produção em anos anteriores, o Sistema Usiminas registrou uma geração operacional de caixa (EBITDA) de R$ 3,1 bilhões, prosseguindo em sua trajetória ascendente.

O lucro líquido consolidado da Usiminas alcançou R$ 1,3 bilhão, reflexo do progresso da sinergia operacional entre as empresas do Sistema, do maior valor adicionado aos produtos comercializados e da eficiente gestão dos negócios.

O valor adicionado, um indicador da riqueza produzida pela Companhia e distribuída à sociedade, totalizou R$ 4,4 bilhões em 2003. Esse montante representa a diferença entre as receitas e o total de serviços e insumos adquiridos de terceiros.

**LUCRO ANTES DOS JUROS, IMPOSTOS SOBRE O LUCRO, DEPRECIAÇÕES E AMORTIZAÇÕES - EBITDA**


R$ bilhões
4
3
2
1
0
1
1,3
1,5
2,4
3,1
1999
2000
2001
2002
2003

**DISTRIBUIÇÃO DO VALOR ADICIONADO - 2003**
**R$ 4,4 BILHÕES**


Financiadores
15%
Acionistas
30%
Empregados
18%
Governo
37%

Uma empresa de sucesso valoriza as pessoas. O Sistema Usiminas investe continuamente na formação profissional de seus Empregados, colhendo, como resultado, uma equipe capacitada e decisiva para o bom desempenho das empresas. Para a comunidade, o reflexo é qualidade de vida e desenvolvimento social.



Sala de Operação dos Convertedores - Aciaria 1 da Usiminas.

As empresas do Sistema Usiminas registraram, em 31 de dezembro de 2003, 18.224 empregados próprios - o que, somado aos empregos gerados em atividades de apoio permanente, perfez uma geração de 31.763 postos de trabalho.

Em 2003, foram investidos cerca de R$ 7,3 milhões em programas de educação, treinamento e desenvolvimento de pessoal. A remuneração, somada a encargos e benefícios, totalizou R$ 800,82 milhões.

Os benefícios sociais proporcionados aos empregados e a seus dependentes totalizaram R$ 196,55 milhões, englobando aposentadoria suplementar, alimentação, assistência social, médica, hospitalar e odontológica, educação, lazer, esporte e seguros, e compõem investimentos que retornam às empresas sob forma de paz social, necessária para o desenvolvimento e a expansão de atividades e negócios.

## 3.1 A INTERAÇÃO ENTRE AS EMPRESAS E SEUS EMPREGADOS

Os Sistemas de Gestão adotados pelas empresas do Sistema Usiminas destacam, como princípio, a canalização das expectativas dos empregados pela relação direta com sua supervisão imediata, com os sindicatos profissionais e as lideranças internas espontâneas, pertencentes a grupos de voluntários que atuam em questões como qualidade, meio ambiente e segurança do trabalho.

Também são realizados programas como "Encontro com o Presidente", nos quais os empregados mantêm, espontaneamente, contato direto com a Administração maior da Empresa.

**SISTEMA USIMINAS**
**GERAÇÃO DIRETA DE EMPREGOS**


Nº de empregados
20.000
15.000
10.000
5.000
0
18.012
18.224
14.910
13.539
Empregados do Sistema Usiminas
Empregados em atividade de apoio permanente
2002
2003

**SISTEMA USIMINAS - DISTRIBUIÇÃO DOS EMPREGADOS PRÓPRIOS POR FAIXA ETÁRIA**


Nº de empregados
4.000
3.000
2.000
1.000
0
316
444
2.524
2.403
2.486
2.980
2.707
2.427
3.305
3.175
3.436
3.208
2.071
2.572
652
828
155
187
Até 20 anos
De 20 a 25 anos
De 25 a 30 anos
De 30 a 35 anos
De 35 a 40 anos
De 40 a 45 anos
De 45 a 50 anos
De 50 a 55 anos
Mais de 55 anos
2002
2003

**SISTEMA USIMINAS - DISTRIBUIÇÃO DO NÚMERO DE EMPREGADOS PRÓPRIOS, POR TEMPO DE EMPRESA**



Nº de empregados
6.000
4.000
2.000
0
830
1.642
5.184
4.338
3.678
3.356
2.016
1.939
2.289
3.271
1.880
1.678
2.076
1.868
59
132
Até 1 ano
De 1 a 5 anos
De 6 a 10 anos
De 11 a 15 anos
De 16 a 20 anos
De 21 a 25 anos
De 25 a 30 anos
Acima de 30 anos
2002
2003


São desenvolvidos, ainda, programas de encontros entre supervisores e gerentes com todos os seus subordinados, ocasião em que, identificando-se ou não, o empregado manifesta dúvidas, opiniões, críticas e reivindicações em relação à Empresa.

Na Usiparts, esse contato entre a Empresa e os empregados resulta em ações de melhoria, aprimorando a comunicação, o comprometimento da equipe e o clima interno, além de proporcionar premiação para as boas sugestões.

Também é realizado na Cosipa, entre empregados e supervisores de 1ª linha, um processo constante de diálogo, apoiado por um sistema informatizado, que possibilita o acompanhamento de suas etapas. As questões não respondidas pelas supervisões são consideradas "pendências" e encaminhadas ao nível hierárquico superior para deliberação. A progressiva redução das "pendências" demonstra o constante aperfeiçoamento no processo de diálogo entre a Cosipa e os seus empregados.

**SISTEMA USIMINAS - DISTRIBUIÇÃO DO NÚMERO DE EMPREGADOS PRÓPRIOS POR NÍVEL DE ESCOLARIDADE**



Nº de empregados
9.000
6.000
3.000
0
6.213
6.450
8.980
9.332
2.269
2.154
550
473
Até Nível Fundamental
Nível Médio
Nível Superior
Pós Graduação; mestrado ou doutorado
2002
2003


**PROGRAMA DE REUNIÕES ENTRE SUPERVISÃO DE 1º NÍVEL E EMPREGADOS DA COSIPA**



Nº de pendências
1.500
1.100
700
1.398
982
2002
2003


Fruto dessa interação, são desenvolvidos programas que resultam em benefícios equânimes, não paternalistas, criteriosamente planejados, observando-se os anseios dos empregados e o seu grupo familiar.

Dentre os principais programas do Sistema Usiminas, voltados aos empregados e a seus dependentes, destacam-se:

### 3.1.1 Saúde e Segurança Ocupacional

A segurança e a qualidade de vida no trabalho compõem parte importante do Sistema de Gestão das empresas do Sistema, em especial do Sistema de Gestão Integrada da Usiminas e da Cosipa. É um compromisso assumido por todos aqueles que exercem atividades profissionais nas empresas e, em especial, por todos que exercem cargos de supervisão.

Esse compromisso compartilhado deu origem, na Usiminas, aos "Grupos de Voluntários de Segurança". Espontaneamente formados nas áreas operacionais, com o apoio da Empresa, os grupos têm como objetivo a disseminação de conceitos prevencionistas e o zelo pela saúde e integridade dos colegas de trabalho.

Promovem "Estudo sobre as Hipóteses de Acidentes", em que o próprio empregado, identificando-se ou não, comunica aos voluntários ou diretamente aos especialistas em Segurança do Trabalho da Empresa sua percepção sobre o potencial de ocorrência de acidentes. Todas as comunicações são avaliadas e os casos mais complexos são solucionados por especialistas de Segurança e Medicina do Trabalho.

Junto com especialistas, os grupos elaboram ainda os "Padrões de Operação", que são análises de cada uma das atividades exercidas pelos empregados das Empresas, considerando a qualidade, racionalidade, os impactos relativos ao meio ambiente e, principalmente, a questão de higiene e segurança do trabalho.

Por norma contratual, todos os serviços prestados por terceiros nas empresas do Sistema estão obrigados ao cumprimento rigoroso desses Padrões, além de normas específicas de Segurança do Trabalho e de Meio Ambiente, estendendo exigências, conceitos de

**GRUPO DE VOLUNTÁRIOS DE SEGURANÇA NÚMERO DE MEMBROS NA USIMINAS**



Nº de membros
1.560
1.540
1.520
1.500
1.524
1.551
2002
2003


**SISTEMA USIMINAS - NÚMERO DE ACIDENTES DO TRABALHO COM PERDA DE TEMPO**



Nº de acidentes CPT
75
50
25
0
74
57
2002
2003

responsabilidade social e desenvolvimento sustentado por toda a malha de fornecedores.

Com a cooperação do SESI – Regional Vale do Aço –, a Usiminas expandiu, em 2003, o seu Programa de Ginástica Laboral, abrangendo diariamente cerca de 1.700 empregados.

Também, em 2003, o "Sistema de Gestão Integrada" da Usiminas alcançou a conformidade com a norma *Occupational Health and Safety Assessment Series* – OHSAS 18.001, após auditoria realizada pela Det Norke Veritas.

DNV

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 2180-2003-HSO-SPA-DNV, Rev. 1

A DET NORSKE VERITAS CERTIFICADORA LTDA certifica que o Sistema de Gestão de Segurança e Saúde Ocupacional da organização

**USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS**

em

Av. Pedro Linhares Gomes, 5431 - Ipatinga, MG - Brasil
*Sede/ Gerência de Vendas/ Exportação: Rua Prof. José Vieira de Mendonça, 3.011- Belo Horizonte, MG - Brasil*
Gerência de Vendas Rio de Janeiro/ Industrial: Av. Marechal Floriano, 19 - Sala 1901- Rio de Janeiro, RJ - Brasil
São Paulo/ Automotiva: Av. do Café, 277 - Torre A - São Paulo, SP - Brasil
Centros de Distribuição/ Taubaté: Av. Bandeirantes, 9.000 - Taubaté, SP - Brasil
Imbiruçu: Av. Belo Horizonte, 15 - Betim, MG - Brasil
TESP: Rua Colônia de Assunção, 67 - São Paulo, SP - Brasil
Terminal Vitória: Av. Dante Micheline, s/nº - Vitória, ES - Brasil

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

**OHSAS 18001:1999**

para o seguinte escopo de produtos e serviços:

**FABRICAÇÃO INTEGRADA, DISTRIBUIÇÃO E COMERCIALIZAÇÃO DE PRODUTOS E SUBPRODUTOS SIDERÚRGICOS, ABRANGENDO LAMINADOS PLANOS REVESTIDOS E NÃO REVESTIDOS, PEÇAS FUNDIDAS E FORJADAS E FORNECIMENTO DE SERVIÇOS DE TRATAMENTO TÉRMICO, SOLDAGEM E USINAGEM.**

Local e data:
*São Paulo, 2004-02-13*

Este Certificado é válido até:
*2005-10-02*

Pelo Organismo Credenciado:
DET NORSKE VERITAS CERTIFICADORA LTDA.
BRASIL

DET NORSKE VERITAS * 1864 *

Data da Certificação original:
2003-07-04

Luciano Diniz Araújo
Gerente Técnico

A conformidade com a Norma para o escopo indicado foi verificada pelo Auditor Líder
*SILVIO HIRATA*
registrado pela DNV

A não observância das condições estabelecidas no Apêndice pode tornar este Certificado inválido
DET NORSKE VERITAS CERTIFICADORA LTDA. Av. Brig. Faria Lima, 1993/Conj.43 – São Paulo,SP – Fone/Fax:+55 11 3815 5399/3097 8859

Como na Usiminas, as atividades operacionais na Cosipa também são minuciosamente parametrizadas por especialistas em segurança e medicina ocupacional, com o envolvimento da área operacional e participação decisiva dos empregados que as executam, organizados nas 236 "células motivacionais" voltadas para as questões operacionais, da qualidade, do meio ambiente e da segurança do trabalho. Em 2003, 1.568 empregados participaram das "células motivacionais".

Todos os riscos potenciais constatados pelos empregados são registrados em "Comunicação de Saúde e Segurança – COSS". Para os casos significativos, a unidade de segurança e medicina ocupacional abre um "Relatório de Não Conformidade – RNC", garantindo a implantação de ações corretivas e a verificação da eficácia do plano de ação.

Se ainda assim vier a ocorrer algum acidente com lesão ou sem ela, ele será imediatamente divulgado por meio do programa "Divulgação Com Participação – DCP" para todos os empregados das unidades operacionais, visando à adoção de medidas preventivas.

Esses e outros programas e atividades fazem parte de um "Sistema de Gestão Integrada – SGI –", que estabelece uma política clara e abrangente sobre ações relativas ao meio ambiente, à segurança e à saúde ocupacional, todas desenvolvidas sob o acompanhamento *on-line*, via rede de microinformática interna disponibilizada para todos os empregados.

O Centro de Saúde Ocupacional - CSO da Cosipa –, inaugurado em maio de 1996, tem o objetivo de promover ações preventivas de promoção à saúde dos empregados, além do cumprimento dos aspectos legais relacionados à Medicina do Trabalho. O CSO integra o Serviço de Medicina, Segurança do Trabalho e Meio Ambiente, e proporciona atendimento social, odontológico, fisioterápico, plantão médico 24 horas na própria empresa e coleta de material para exames laboratoriais, sem custo para o empregado. Em seus serviços odontológicos, todos os empregados realizam exames periódicos, sob a premissa da prevenção e do controle de lesões bucais. O resultado é positivo: em 2003, menos de 15% dos empregados tiveram necessidade de tratamento odontológico.

São procedimentos certificados de forma pioneira no setor siderúrgico brasileiro, em conformidade com a norma OHSAS 18.001 – *Occupational Health and Safety Assessment Series* –, após diligente auditoria realizada pela Det Norske Veritas – DNV. Essa e outras conquistas são sempre comemoradas com confraternizações entre as equipes de trabalho e os seus familiares.

Confraternizações semelhantes são comuns em todas as empresas do Sistema.

Por que muitos empregados participam de grupos de voluntários, campanhas prevencionistas, CIPA e outros eventos que promovem segurança? Como empregados conciliam suas atividades com análise de riscos, relatos de possíveis acidentes, DDS, etc? A Usiminas sabe que segurança é parte integrante e essencial da ação empresarial e ensina que ser solidariamente responsável pelos acidentes é compartilhar e buscar soluções para a eliminação de condições inseguras. "Quando duas pessoas trocam pães, cada uma fica com um, mas quando duas pessoas trocam idéias, cada uma fica com duas". A Usiminas incentiva a troca de idéias e experiências entre seus empregados. Ninguém quer se acidentar e nenhuma família deseja perder seu integrante. E a família-Usiminas sabe disso. Sinto-me orgulhoso de fazer parte dela e participar de suas diretrizes em busca do zero acidente, tendo a certeza de que "quando se sonha só é só um sonho, mas quando se sonha em conjunto é o início de uma nova realidade".



Marlon José de Mello
Técnico em Automação
Vice-Presidente da CIPA – gestão 2003/2004

## 3.1.2 Assistência Médica, Odontológica e Hospitalar

O Sistema Usiminas disponibiliza aos empregados e a seus familiares extensos programas voltados à saúde, com ênfase na medicina preventiva.

São programas de Promoção de Saúde, de Assistência Social, de Saúde Ocupacional e de Assistência Médica, Hospitalar e Odontológica, sendo este último em regime de co-participação nas despesas.

Todas as empresas do Sistema proporcionam coberturas amplas de planos de saúde adaptados às peculiaridades regionais que abrangem indistintamente todos os empregados e os seus familiares.

A Usiminas, Cosipa, UMSA, Unigal, Usiroll e Usiparts oferecem amplo plano de assistência, com cobertura para hospitalizações, consultas, exames complementares de diagnósticos e procedimentos médicos de alta complexidade, através de contrato com a Fundação São Francisco Xavier – FSFX. Por meio de sua Operadora de Planos de Saúde, a FSFX proporciona atendimento de qualidade certificado pela norma ISO 9000, sempre aperfeiçoado por pesquisas de atendimento realizadas com os usuários.

O Centro de Odontologia Integrada – COI da FSFX –, por exemplo, não se limita a restauração plena da saúde bucal. O COI desenvolveu um modelo próprio de atuação, a "Inversão da Atenção Odontológica", no qual prioriza a prevenção como estratégia de atendimento.

Além de apresentar-se como uma instituição de sucesso no controle das doenças bucais, com índice de dentes cariados, perdidos e obturados na população de 12 anos entre os melhores do mundo, o COI está hoje inserido na busca da aplicação global de todos os princípios de promoção da

**ÍNDICE DE DENTES CARIADOS PERDIDOS E OBTURADOS CPO-D***
**POPULAÇÃO DE 12 ANOS DE IDADE**


Índice C P O-D
por pessoa
4,5
3,0
1,5
0
2,4
0,8
3,4
3,0
4,1
1,4
1,3
0,9
1,1
1,9
0,9
2,3
1,1
0,9
0,9
3,1
0,7
0,2
Japão
Austrália
Argentina
Canadá
Chile
Cuba
USA
Dinamarca
Finlândia
França
Holanda
Espanha
Suécia
Suíça
U.K.
Brasil
Ipatinga-MG
C.O.I. Usiminas

* C P O - D = D M F T: Decayed Missing and Filled Teeth
Fonte: World Oral Health Report 2003 - WHO

saúde, baseado nas melhores evidências científicas. Toda experiência e todo conhecimento adquiridos encontram-se disponíveis para instituições públicas e privadas interessadas.

A Cosipa desenvolve o Programa "Dente de Aço" com os filhos dos empregados, com o objetivo de promover a saúde bucal. O programa abrange crianças de 5 a 12 anos de idade. Por meio de um teatro lúdico, apresentação de vídeos, desenhos, palestras e escovação prática, as crianças são motivadas aos cuidados com a saúde bucal.

UTI Neonatal - Hospital Márcio Cunha



## 3.2 EDUCAÇÃO E CONHECIMENTO: A CHAVE PARA EXPANSÃO DE NEGÓCIOS

### 3.2.1 Requalificação Profissional

Mediante programas de autodesenvolvimento, as empresas do Sistema Usiminas promovem, desde 1994, o realinhamento do perfil profissional dos seus empregados e de terceiros em atividades permanentes de apoio.

A iniciativa é uma forma de as empresas prepararem profissionais para novas demandas tecnológicas em sua estrutura de produção e negócios.

A iniciativa visa, ainda, à requalificação profissional em face de fatores como readaptação à função compatível à capacidade física e a reestruturação dos processos produtivos nas empresas.

**AUTODESENVOLVIMENTO**
**PROGRAMAS DE REQUALIFICAÇÃO DE EMPREGADOS**


Horas em requalificação
75.000
70.000
65.000
70.531
74.340
2002
2003

### 3.2.2 Educação Básica de Empregados - Nível Fundamental e Médio

Os Programas de Educação Básica para os níveis fundamental e médio, oferecidos gratuitamente, têm por objetivo aumentar a escolaridade de trabalhadores das empresas do Sistema Usiminas, empresas coligadas e prestadoras de serviços.

Professores especializados orientam os alunos, respeitando-se sempre a capacidade de aprendizado individual.

Os horários de estudos são flexíveis, adequando-se às jornadas de trabalho dos alunos.

A formatura é uma solenidade em que os certificados são entregues pessoalmente pelo Presidente e pelos Diretores das empresas.

**SISTEMA USIMINAS - PROGRAMA DE EDUCAÇÃO BÁSICA DE NÍVEL FUNDAMENTAL E MÉDIO**


N° acumulado de empregados formados
1.200
800
400
0
708
591
1.047
877
2002
2003

### 3.2.3 A Capacitação e o Desenvolvimento de Profissionais

Os programas de capacitação, desenvolvimento e aperfeiçoamento profissional estão presentes em todas as empresas do Sistema Usiminas, criando oportunidades para o aprimoramento profissional dos seus empregados.

Implementados por meio do Processo de Educação Corporativa, os programas são voltados para o desenvolvimento técnico e gerencial, realizados no Centro de Desenvolvimento de Pessoal da Usiminas – CDP –, e em instituições externas no Brasil e em outros países.

Além dos cursos de capacitação, destacam-se os cursos de pós-graduação (especialização, mestrado e doutorado), que abrangem temas como gestão, qualidade, marketing, tecnologia e meio ambiente.

Em 2003, 94 empregados concluíram cursos de pós-graduação desenvolvidos através de associações com universidades e faculdades consideradas referenciais em relação ao conhecimento especializado.

Na Cosipa, entre outras iniciativas voltadas ao desenvolvimento de profissionais de nível superior, destaca-se o MBA em Gestão Competitiva, com carga horária de 500 horas, desenvolvido pela FIA/USP para a Empresa. Uma experiência positiva e muito bem avaliada foi a abertura do curso à participação de clientes e fornecedores, o que enriqueceu a troca de experiência e contribuiu para uma integração cada vez maior entre os agentes da cadeia produtiva.

**NÚMERO DE HORAS EM CURSOS DE PÓS-GRADUAÇÃO, MESTRADO E DOUTORADO NA USIMINAS**


N° de horas
30.000
20.000
10.000
0
29.045
21.947
2002
2003

Os cursos desenvolvidos elevaram para 46,9% o percentual dos empregados da Usiminas de nível educacional superior com formação complementar. Ao todo, cerca de 30,28% dos empregados de nível superior do Sistema Usiminas possuem formação complementar.

## 3.3 PREVIDÊNCIA COMPLEMENTAR

Instituídas com o objetivo de suplementar benefícios de aposentadoria e pensão, além de outros benefícios, a Caixa dos Empregados da Usiminas – CEU – e a Fundação Cosipa de Seguridade Social – FEMCO –, entidades fechadas de previdência complementar, cumprem o importante papel de concretizar o sonho de uma aposentadoria digna, com um padrão de vida estável.

Assim, estendem o vínculo dos empregados para além do marco da aposentadoria e transformam o ingresso nas empresas do Sistema Usiminas num autêntico projeto de vida. A previdência suplementar, portanto, constitui-se numa das principais ferramentas da administração de recursos humanos na busca e permanência dos seus talentos.

Em 2003, os planos previdenciários do Sistema Usiminas pagaram suplementações de caráter vitalício a 17.709 participantes aposentados e pensionistas, totalizando cerca de R$ 220 milhões. Ainda no exercício de 2003, 12.685 participantes obtiveram empréstimos simples no montante de R$ 15,74 milhões, números que refletem o grande alcance social das entidades.

A participação das empresas patrocinadoras na formação das reservas de benefícios referentes aos planos previdenciários corresponderam, na CAIXA e na FEMCO, a 6,76% da folha total dos salários de contribuição dos empregados participantes.

Em conjunto com o serviço social das empresas do Sistema, são desenvolvidos programas de preparação para aposentadoria, envolvendo o empregado prestes a se aposentar e seus familiares, abordando desde aspectos comportamentais a cuidados com a saúde. Após a aposentadoria, são periodicamente programadas visitas sociais aos antigos locais de trabalho por meio das associações de ex-empregados aposentados, com reflexos positivos tanto para os visitantes como para os empregados em exercício.

**SISTEMA USIMINAS - PREVIDÊNCIA COMPLEMENTAR FECHADA CAIXA DOS EMPREGADOS DA USIMINAS E FUNDAÇÃO COSIPA DE SECURIDADE SOCIAL**


Nº de participantes
20.000
19.000
18.000
17.000
16.000
18.909
17.582
19.273
17.709
2.002
2.003
Ativos
Assistidos

## 3.4 PROGRAMAS PARTICIPATIVOS

A participação efetiva dos empregados no cotidiano da Usiminas remonta aos primeiros momentos da sua operação industrial. A confluência de aspectos culturais japoneses com a cultura mineira propiciou o surgimento de grupos informais, sempre formulando soluções para questões técnicas, operacionais, de manutenção e segurança do trabalho entre as diversas áreas industriais. Esses grupos estabeleceram novos procedimentos e critérios operacionais, superando especificações dos fabricantes em relação à segurança do trabalhador, à capacidade nominal e à durabilidade de equipamentos.

Deram origem aos "Círculos" ligados à operação, manutenção, suprimentos, qualidade, segurança do trabalho e meio ambiente, e fundamentaram um modelo de participação dos empregados que se tornou uma das faces mais marcantes da cultura organizacional da Empresa.

Esse modelo propiciou, décadas depois, que os empregados se organizassem e passassem a deter real participação acionária, influenciando decisivamente no futuro da Empresa. Hoje, através da entidade de representação dos empregados, essa participação atinge 13,38% do capital votante da Usiminas e já recebeu mais de R$ 89 milhões em dividendos distribuídos aos acionistas.

A participação compartilhada dos empregados nos processos foi gradualmente incorporada à cultura organizacional das empresas que vieram a compor o Sistema Usiminas.

Por meio de Programas de Participação nos Lucros e/ou Resultados elaborados após discussões com Comissões de Empregados, eleitas por colegas em cada uma das empresas do Sistema, são estabelecidas metas operacionais e sociais.

O alcance ou superação de metas individuais, setoriais e globais é premiado com remuneração adicional em valores também previamente aprovados por essas Comissões.

**DIVIDENDOS E JUROS SOBRE O CAPITAL CREDITADOS À ENTIDADE DE REPRESENTAÇÃO DOS EMPREGADOS**


R$ milhões
91,00
84,00
77,00
70,00
83,84
89,39
Acumulado até 2.002
Acumulado até 2.003
2002
2003

**SISTEMA USIMINAS - PROGRAMA DE PARTICIPAÇÃO NOS LUCROS E/OU RESULTADOS**


R$ milhões pagos em 2003
40
30
20
10
0
3,77
38,59
2.002
2.003
2002
2003

## 3.5 COMPROMISSOS FUTUROS

| | |
|---|---|
| Perfil dos Empregados | • Elevar a escolaridade dos empregados por meio de oportunidades de acesso a cursos de ensino fundamental, médio e pós-graduação.<br>Na Usiparts, esse compromisso tem o seguinte desdobramento:<br>50% do efetivo com ensino fundamental completo até 2005;<br>50% do efetivo com ensino médio completo até 2006.<br>Na Usiminas, o desdobramento da meta é atingir os seguintes números percentuais de empregados de nível superior com formação suplementar em pós-graduação:<br>Mais de 50% até o final de 2004;<br>Mais de 55% até o final de 2005;<br>Mais de 60% até o final de 2006.<br>Na Cosipa, o compromisso é atingir 100% do efetivo com ensino médio completo até 2005. |
| Segurança e Medicina Ocupacional | • Ampliar os programas de ginástica laboral nas empresas do Sistema;<br>• Reduzir o número de acidentes que resultem em afastamento do trabalho;<br>• Dar continuidade aos estudos de construção e aparelhamento de novos refeitórios, mais próximos dos locais de trabalho dos empregados da Usina Intendente Câmara da Usiminas, mantendo as premissas de conforto que nortearam a construção ou reforma dos sete refeitórios atuais. |
| Apoio ao Desenvolvimento Urbano | Concluir em 2004 os estudos para implementação da nova fase do Plano Habitacional da Usiminas para construção de moradias destinadas a empregados da Usina Intendente Câmara, independentemente do seu nível funcional. |
| Melhoria da Qualidade de Vida | Iniciar em 2004 a reestruturação e unificação dos programas para melhoria da qualidade de vida de empregados e familiares, dotando-os de maior efetividade, complementaridade de ações e caráter sistêmico. |



**Criando condições para o desenvolvimento social mediante iniciativas voltadas à saúde, à educação, ao lazer, à cultura e ao bem-estar, as empresas se integram às comunidades onde estão inseridas, proporcionando sustentabilidade às atividades do Sistema Usiminas.**

Vista de Ipatinga - MG

## 4.1 DESEMPENHO SOCIAL

Apoiando a iniciativa pública, a Usiminas desenvolveu o planejamento urbanístico para Ipatinga (MG), seguindo criterioso estudo que integra bairros, praças, paisagismo e moradias à infra-estrutura urbana formada por escolas, clubes de esporte e lazer, lojas de cooperativa de consumo, estação de tratamento de água, postos de saúde e serviços, templos religiosos, centro de odontologia integrada, hospital geral, centros culturais e teatros, além da recomposição da cobertura vegetal nativa.

Hoje, com mais de 200 mil habitantes, Ipatinga ostenta Índice de Desenvolvimento Humano, apurado pelo Programa das Nações Unidas para o Desenvolvimento (PNUD), superior a marca de 0,8 estabelecida pela UNESCO para as localidades de "elevado desenvolvimento humano".

São realizações que promovem o bem-estar e a qualidade de vida das comunidades, sempre de forma associada ao desenvolvimento e à consolidação do Sistema Usiminas como um empreendimento privado sólido.

### 4.1.1 O Contato com a Comunidade

Através dos seus especialistas, as empresas do Sistema Usiminas mantêm relacionamentos com representantes dos poderes públicos, ONGs, OSCIPs e da comunidade organizada, canalizando anseios e monitorando os impactos das atividades produtivas. Nas localidades onde é maior a importância relativa da presença da empresa em relação à comunidade, como na Cosipa, em Cubatão (SP), e na Usiminas, em Ipatinga (MG), são mantidas estruturas organizacionais específicas para o trato dessas questões.

Como exemplo desse "ouvir a comunidade", destaca-se o programa "Painel Consultivo Comunitário", desenvolvido pelo Centro das Indústrias do Estado de São Paulo – CIESP –, e integrado pela Cosipa e por outras 38 empresas. O programa realiza reuniões mensais com líderes comunitários, representantes de poderes públicos, instituições de ensino, entidades classistas e organizações não-governamentais, quando as expectativas da comunidade são metodicamente identificadas. Um grupo multidisciplinar da Cosipa analisa essas e outras expectativas, planejando, implantando ou dando encaminhamento

Usiminas e Ipatinga são duas histórias que se confundem. O mesmo sonho que, simbolicamente, acendeu o forno da siderúrgica foi o que ajudou a construir a cidade. Dos inconfidentes herdamos mais do que a chama da liberdade. Aprendemos o valor do diálogo e, sobretudo, da parceria. Juntos, empresa e Prefeitura têm assumido suas responsabilidades no desenvolvimento do município e de sua gente. A população, por sua vez, assume seu papel de agente das transformações. O resultado dessa parceria é uma cidade com 100% de esgoto coletado e tratado e o melhor índice de saúde bucal do País; com 127 metros quadrados de área verde por habitante, atenção à saúde em todos os níveis, educação para todos e um grande potencial para se desenvolver ainda mais. Com a mesma força que forjamos o aço, desenvolvemos também a cidadania.



Francisco Carlos CHICO FERRAMENTA Delfino
Prefeito de Ipatinga

a projetos sociais e relativos ao meio ambiente. Esse grupo se reporta diretamente à Diretoria da Usina, o que permite total sintonia na harmonização dos interesses da Empresa e da comunidade.

Na Usiparts, os gerentes e a diretoria da Empresa participam da Associação das Empresas do Distrito Industrial de Pouso Alegre – ASSEDIPA –, e debatem com outras entidades e lideranças da região assuntos de interesse das empresas e da comunidade, como transporte público, segurança, educação, infra-estrutura e meio ambiente.

Na Usiminas e na Cosipa, o contato permanente com os poderes públicos e comunidade, dentre outras ações, propiciaram a destinação de R$ 780 mil para o Fundo para Infância e Adolescência – FIA. A aplicação dos recursos é administrada pelos Conselhos Municipais dos Direitos da Criança e do Adolescente – CMDCA de Ipatinga e de Cubatão –, para o atendimento de políticas, programas e ações voltadas ao atendimento de crianças e adolescentes em situação de risco, vítimas da violência, desabrigadas, sem apoio ou estrutura familiar, bem como para o combate ao trabalho infantil.

A comunidade também vai à Empresa ao se realizarem visitas regulares de representantes comunitários às instalações industriais. Nessas ocasiões, são apresentados os investimentos realizados, políticas e diretrizes relativas ao meio ambiente, saúde e segurança do trabalho, bem como aspectos relativos à qualidade de vida.

Dentre as principais iniciativas das empresas do Sistema Usiminas em relação às comunidades, destacam-se:

"É mais que visível a contribuição da Usiminas para o desenvolvimento do comércio do Vale do Aço, e o de Ipatinga, em especial.
Anualmente, vários milhões de reais pagos aos empregados incrementam o comércio local.
Nossa expectativa é que a empresa amplie a sua política de prestigiar os fornecedores locais, instituindo a livre negociação e adquirindo em nossa região os produtos e serviços indispensáveis ao dia-a-dia da siderúrgica.
Também acalentamos a idéia de a Usiminas, em parceria com a ACIAPI, trazer para Ipatinga empresas que possam beneficiar aqui a matéria-prima que sai da siderúrgica.
No mais, agradecemos à diretoria da Usiminas por sua forte atuação em prol da nossa comunidade, esperando que estes laços de parceria se ampliem cada vez mais".



Amantino Alves da Silva
Presidente da Associação Comercial, Industrial e Agropecuária de Ipatinga - ACIAPI

## 4.2. APOIO AO DESENVOLVIMENTO URBANO

A experiência adquirida pelo Sistema Usiminas com o planejamento urbanístico de Ipatinga, o domínio da tecnologia de aços com especificações técnicas voltadas à construção civil e o desenvolvimento de soluções construtivas comerciais e residenciais – unifamiliares e em edifícios residenciais, inclusive populares – proporcionou o desenvolvimento do Usiteto, um conjunto de soluções técnicas e arquitetônicas com significativos ganhos de produtividade obtidos através do aço.

Em 2003, dentre as realizações promovidas com a

tecnologia Usiteto, destacam-se:

- construção de 2.864 moradias em edifícios de cinco e sete pavimentos, com obras implementadas pela Companhia de Desenvolvimento Habitacional e Urbano de São Paulo – CDHU;
- construção de 510 moradias pela Prefeitura de Angra dos Reis (RJ), destinadas às famílias desabrigadas pelas chuvas do início de 2003;
- construção de 13 edifícios, de um total de 97 previstos, pela Prefeitura de Belo Horizonte, dentro do projeto de urbanização ordenada de conglomerados urbanos.

Desde a consolidação da tecnologia Usiteto, foram construídas mais de 9.000 moradias.

Assim, com o Usiteto, o Sistema Usiminas oferece à sociedade soluções construtivas para reduzir o déficit habitacional brasileiro.

## 4.3 APOIO AO COOPERATIVISMO: A FORÇA DA EQUIPE

A proposta de consolidar benefícios sociais autônomos aos empregados e à comunidade levou a Usiminas, desde o início de suas atividades industriais, a fomentar a disseminação dos ideais cooperativistas. Em 1963, a Empresa apoiou o início das atividades da Cooperativa de Consumo dos Empregados da Usiminas Ltda. – CONSUL –, com a missão de assegurar o suprimento de bens de consumo com qualidade e preços competitivos. Hoje, aos 40 anos, a Consul é uma cooperativa aberta à comunidade e se destaca por sua política de preços adotada como referencial na região do Vale do Aço, pela significativa contribuição na arrecadação de impostos no município de Ipatinga e pela geração de empregos diretos e indiretos.

**ARRECADAÇÃO DE ICMS DO SETOR SUPERMERCADISTA DE IPATINGA EM 2003 - CONTRIBUIÇÃO DA CONSUL**


R$ milhões
4,00
3,00
2,00
1,00
0
3,99
2,60
Setor supermercadista de Ipatinga
CONSUL

Como primeira cooperativa de consumo a tornar-se loja-âncora, a Consul está presente, com seu hipermercado, no Shopping do Vale do Aço, maior empreendimento comercial da região. São 4.800m² de área de vendas com 30 *check-outs* informatizados e mais de 23.000 itens em seu *mix* de produtos comercializados. Os mesmos serviços são disponibilizados à população em geral através de mais dois supermercados, localizados em bairros populosos de Ipatinga.

Como resultado positivo de sua gestão auto-sustentável, voltada para atuação eficaz no mercado, a Consul mantém o primeiro lugar no ranking das maiores cooperativas de consumo de Minas Gerais e uma das maiores do País.

**COOPERATIVA DE CONSUMO DOS EMPREGADOS DA USIMINAS - FATURAMENTO ANUAL**



R$ milhões
55
50
45
40
54,46
46,19
2002
2003


Os conceitos cooperativistas também são difundidos na comunidade mediante a Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas – COOPECO, e da Cooperativa de Crédito dos Empregados da Usiparts. Ambas têm a missão de promover a poupança e financiar as necessidades ou empreendimentos dos seus participantes.

Com a concessão de empréstimos diferenciados em relação ao sistema financeiro tradicional, a Coopeco beneficiou 96,02% dos seus participantes, reforçando o ideal pela busca do bem comum.

Integrada a mais de 1.350 agências do Banco Cooperativo do Brasil S/A – BANCOOB –, do qual é fundadora, a Coopeco oferece todos os serviços de um banco comercial múltiplo, operando contas-correntes, cobranças, recebimentos de contas de água, energia e telefone e aplicações financeiras.

Confirmando o conceito de cooperativa de crédito economicamente viável e refletindo a confiança do seu quadro de cooperados, o capital integralizado de seus participantes foi ampliado em 21,51%.

Das suas sobras de exercício (lucratividade), a Coopeco destinou a bonificação máxima de 12% ao capital dos participantes, reteve 10% referentes ao Fundo de Reserva e destinou 5% para o Fundo de Assistência Técnica Educacional e Social – FATES –, viabilizando programas de benefício social aos cooperados de baixa renda. Além disso, por intermédio de convênio firmado com a Associação Esportiva e Recreativa Usipa, subsidia o aprimoramento técnico de atletas nas diversas modalidades de natação.

**COOPECO - NÚMERO DE ASSOCIADOS**



Nº de cooperados
8.000
7.000
6.000
7.768
6.594
2002
2003


**COOPECO - NÚMERO DE OPERAÇÕES DE CRÉDITO**



Nº de operações
8.000
7.000
6.000
5.000
7.459
6.396
2002
2003


**COOPECO - CAPITAL INTEGRALIZADO DOS COOPERADOS**



R$ milhões
8,00
6,00
4,00
2,00
6,24
5,19
2002
2003

## 4.4 O TRABALHO VOLUNTÁRIO NAS COMUNIDADES

As empresas do Sistema Usiminas incentivam seus empregados à prática de iniciativas voluntárias de desenvolvimento social, disponibilizando, para esse fim, recursos e imóveis.

As atividades do voluntariado abrangem o trabalho efetivo realizado em creches, comunidades de bairros, igrejas, asilos, hospitais e postos de atendimento médico e social. Estão presentes também junto a ONGs de recuperação de dependentes químicos e proteção e recuperação do meio ambiente.

Em Ipatinga, Usiminas e Usiminas Mecânica têm na ação voluntária pessoal um dos critérios para a eleição dos "Operários-Padrão" de cada setor, com o voto dos empregados. Os "Operários-Padrão" coordenam campanhas beneficentes em prol de mais de 50 entidades comunitárias e de famílias carentes previamente cadastradas.

Em dezembro, apoiados pelas empresas e instituições locais, os empregados participam do "Dia V", em que as diversas iniciativas ganham maior visibilidade pública, incentivando a participação de mais pessoas como voluntárias.

Também em Ipatinga, os alunos do Centro de Formação Profissional da Usiminas aprendem, cedo, a importância da contribuição voluntária para o desenvolvimento comunitário.

E, da prática à ação, participam de reformas das escolas estaduais no município.

Na Cosipa, o voluntariado também é uma tradição. Coordenados pela Empresa, os seus empregados se uniram para formar a "Companhia de Voluntários" do qual também participam empregados de empresas contratadas, com o objetivo de prestar ajuda a entidades assistenciais da Baixada Santista, comunidades de bairros carentes e a três escolas de Cubatão (SP), Santos (SP) e São Vicente (SP) que participam do projeto "Cosipa na Escola".

A Companhia de Voluntários da Cosipa concentra suas ações em três grandes focos:

- Aulas de dança, teatro, futebol, reforço escolar de matemática e português;
- Preparação para exames em escolas técnicas com aulas de reforço escolar em química, física e matemática;
- "Projeto Mantiqueira", que reúne aulas de reforço escolar em português e matemática, oficinas de teatro, programas de conscientização ambiental e aulas de informática. O Projeto atende adolescentes de 11 a 14 anos de famílias desestruturadas e expostos a riscos físicos, sociais e a doenças características da situação de pobreza.

Desenvolvem ainda campanhas como a do "Agasalho", que em 2003 assegurou a doação de 32.719 peças de roupas para mais de 70 entidades carentes cadastradas.

Ainda em 2003, desenvolveram a campanha "Natal Sem Fome CIPA – Cosipa"–, registrando um recorde de 103 entidades beneficiadas com gêneros alimentícios.

Os empregados da Rio Negro também desenvolvem, voluntariamente, campanhas semelhantes. Em 2003, com o apoio da Empresa, doaram 65 microcomputadores para instituições assistenciais cadastradas pela Secretaria Municipal de Assistência Social de Guarulhos (SP). A Rio Negro desenvolve ainda o programa de "Coleta Seletiva" interna e com a comunidade próxima, selecionando material para posterior doação à Regional São Paulo da Cáritas Brasileira, da Conferência Nacional dos Bispos Brasileiros (CNBB). Os produtos comercializados pela entidade proporcionam recursos direcionados para projetos assistenciais.

Hall do Hospital Márcio Cunha



## 4.5 SAÚDE NA COMUNIDADE

### 4.5.1 Hospital Márcio Cunha - A Excelência Hospitalar

Situado em Ipatinga (MG) e atendendo a uma região com uma população de aproximadamente 600.000 pessoas, o Hospital Márcio Cunha (HMC), da Fundação São Francisco Xavier (FSFX), instituída e apoiada pela Usiminas, conta com 400 leitos e atua em 30 especialidades médicas.

É um hospital geral, considerado pelo Ministério da Saúde como "estratégico" no âmbito do Sistema Único de Saúde – SUS (Decreto n. 4.481/02) – e credenciado como "Centro de Alta Complexidade em Oncologia", após avaliações de suas instalações físicas, equipamentos e corpo clínico.

É considerado, pela Secretaria de Saúde do Estado de Minas Gerais, referência no atendimento de urgência e emergência, de gestantes de alto-risco, de transplantes renais e procedimentos de diálise, na implantação de marca-passo cardíaco, na neurocirurgia e no atendimento em Unidade de Tratamento Intensivo (UTI) para adultos.

Possui credenciamento do Ministério da Educação e Cultura para residência médica em cirurgia geral, radiologia, pediatria, ginecologia, clínica médica e obstetrícia.

Em 2003, após avaliações desenvolvidas pela Det Norkes Veritas – DNV –, de acordo com as diretrizes do "Manual Brasileiro de Acreditação Hospitalar" estabelecidas pela Organização Nacional de

Acreditação – ONA – e aprovadas pelo Ministério da Saúde através da Portaria 1.970/2001, o HMC tornou-se o primeiro hospital brasileiro a obter a "Acreditação com Excelência", o mais elevado nível de acreditação que uma instituição hospitalar pode alcançar.

Certificado da Organização Nacional de Acreditação



Certificado

Certificamos que o

**Hospital Márcio Cunha**

foi avaliado pelo Det Norske Veritas Certificadora Ltda.
De acordo com as diretrizes da Organização Nacional de Acreditação e apresentou conformidade com os requisitos do Manual Brasileiro de Acreditação Hospitalar - 3ª Edição aprovado e chancelado pelo Ministério da Saúde (Portaria Nº 1970 GM de 25 de outubro de 2001), sendo considerado

Acreditado com Excelência

Brasília, 01 de julho de 2003
Válido até julho/2006
Certificado IAC 006-002

Reconhecendo a excelência alcançada, a Secretaria de Saúde do Estado de Minas Gerais convidou a FSFX a prestar assessoria de gestão hospitalar para o Hospital Municipal e o Hospital Evangélico de Governador Valadares (MG), e para a Associação Hospitalar Santa Rosália e o Hospital Municipal Raimundo Gobira, de Teófilo Otoni (MG). O trabalho foi iniciado em 2003 e deverá estender-se ao longo de 2004. Em 2003, como principais realizações do Plano Diretor de Obras do HMC, destacaram-se:

- Início das obras de construção da Unidade II, com atendimento para pacientes do SUS. O projeto prevê a instalação de 126 leitos de internação, 10 leitos de "hospital-dia", um centro cirúrgico com quatro unidades para recuperação pós-operatória, uma unidade de apoio ao diagnóstico nas áreas de radiologia geral, patologia clínica, ultra-sonografia, endoscopia e registros gráficos;
- Inauguração da UTI Neonatal e Pediátrica com 560 m$^2$, contando com cinco leitos de tratamento intensivo neonatal, cinco leitos para tratamento intensivo pediátrico e 20 leitos para cuidados neonatais intermediários;
- Construção da UTI Coronariana e reforma da UTI geral;
- Reforma do Bloco Cirúrgico com a conclusão das salas de recuperação pós-anestésica com 10 leitos e reforma de duas salas de cirurgia;
- Aquisição e instalação de novo aparelho de "Tomografia Computadorizada Helicoidal" e de "Ressonância Magnética Nuclear", potencializando as instalações já existentes para o Diagnóstico por Imagem.

**4.5.2 Plano de Saúde. Bom para empregados, bom para a comunidade.**

A experiência adquirida na administração hospitalar e de planos de saúde próprios proporcionou à FSFX a capacitação necessária para estender os benefícios destinados aos empregados do Sistema Usiminas à população em geral. Por meio da sua Operadora de Planos de Saúde, o Usisaúde, a FSFX oferece Planos Individuais e Coletivos/ Empresariais, de acordo com o marco legal vigente, aliando qualidade e diversidade de atendimento, flexibilidade de benefícios, segurança e baixos custos.

Proporcionando assistência integral a mais de 115.000 beneficiários, com ampla rede credenciada, o Usisaúde disponibiliza prestadores de serviços da mais alta qualificação para o atendimento a seus clientes nos principais centros de referência médica do País.

## 4.6 EDUCAÇÃO NAS COMUNIDADES

### 4.6.1 Formação de níveis fundamental e médio

> Em Ipatinga (MG), o Colégio São Francisco Xavier (CSFX), fundado pela Usiminas em 1962 e transferido para a Fundação São Francisco Xavier em 1969, conta hoje com cerca de 2.950 alunos, do pré-escolar ao ensino médio.

A qualidade de ensino valeu ao CSFX uma conquista pioneira no Brasil: a Certificação ISO 9.002 em relação ao sistema da qualidade do ensino ministrado e à infra-estrutura das instalações, conferida em 1997 pela Det Norske Veritas - DNV e ratificada em auditorias posteriores.

A avaliação da qualidade do ensino também ocorre através do acompanhamento do desempenho dos alunos que participam do Sistema de Avaliação Seriada em universidades federais, como as de Brasília, Viçosa, Uberlândia, Ouro Preto e Juiz de Fora, a que se somam as aprovações nos vestibulares das melhores universidades do País.

Em 2003, o CSFX implementou o Programa "EDUCAÇÃO: RESPONSABILIDADE SOCIAL", estabelecendo duas grandes iniciativas para a região:

- Bolsas de estudos para alunos carentes no Ensino Regular do CSFX, abrangendo 236 bolsistas indicados por 26 escolas da rede pública estadual da cidade. Os bolsistas recebem ainda uniforme escolar, material didático, transporte escolar e merenda;
- Criação do Centro Para Desenvolvimento do Potencial e de Habilidades – CEDEPH – em Ipatinga, dando início ao Projeto "SER MAIS", destinado a crianças carentes portadoras de talentos e altas habilidades.

A Usiminas viabilizou, ainda, a construção de 28 escolas-padrão para a comunidade, hoje administradas pelo poder público municipal e estadual.

A Cosipa, com base na avaliação das necessidades de médio prazo das localidades próximas, firmou convênio de cooperação técnica com as Prefeituras de Cubatão, Santos e São Vicente. Pelo convênio, especialistas da Empresa cooperam para o aperfeiçoamento da gestão escolar pública em uma escola de cada município, valendo-se da incorporação de modelos baseados na qualidade total e implementados na Cosipa, e também associados a critérios desenvolvidos pela UNESCO para educação. As escolas são equipadas pela Empresa com laboratórios de informática e mobiliário apropriado. O objetivo é transformá-las em referências da qualidade para o ensino público no Estado de São Paulo.

A iniciativa motivou a adesão da Associação dos

Funcionários da Cosipa e da Universidade Santa Cecília no desenvolvimento de programa de práticas esportivas para alunos da 5ª a 8ª série do ensino fundamental, através de aulas de voleibol e futsal. Os empregados da Cosipa, em atitude de voluntariado, organizaram as bibliotecas das escolas e proporcionam orientação profissional em diversas formações e aulas de reforço escolar, desenvolvimento de oficinas de dança, teatro, flauta e origami, dentre outras. Ao todo, os programas beneficiaram cerca de 3.000 crianças carentes de famílias de baixa renda.

A história de Ipatinga é essencialmente a história da Usiminas, que teve seu marco inicial na década de 60 do século XX. Em poucos anos, construiu-se uma grande empresa e floresceu uma grande cidade. Essa história curta e empolgante ainda nos emociona como personagens do maravilhoso processo de desenvolvimento urbano e humano. Na formação de uma comunidade urbana e na educação, estão os legados em que a empresa ofereceu contribuição mais relevante do que na geração de riquezas. A preocupação com a educação desenhada ainda no projeto industrial produziu o Colégio São Francisco Xavier,em seguida a implantação do Centro de Formação Profissional, culminando com o Projeto Xerimbabo, a excelência no ensino formal, no ensino técnico e na educação ambiental.
A educação para a arte chega ao ápice com a política cultural do Centro Cultural Usiminas. A história da educação se confunde com a história da Usiminas no Vale do Aço.

Jésus Nascimento da Silva
Diretor da Fadipa - Faculdade de Direito de Ipatinga



## 4.6.2 Formação Profissional

Por meio do Centro de Formação Profissional, a Usiminas tem proporcionado, desde 1964, a formação profissionalizante a menores aprendizes nas áreas de mecânica, elétrica, tornearia, soldagem, eletrônica e operação siderúrgica.
Os cursos extrapolam a formação meramente técnica. Com disciplinas focadas em educação ambiental, segurança do trabalho, saúde e civismo, educam os jovens para o exercício da cidadania, conscientizando-os sobre direitos e deveres para com a sociedade. Dos atuais trabalhadores nas atividades industriais de operação e manutenção da Usiminas, 26,9% passaram pelo Centro de Formação Profissional. Os cursos cumprem ainda o importante objetivo de formar profissionais com o perfil adequado ao desenvolvimento das atividades industriais do Sistema Usiminas e de empresas locais, alavancando o desenvolvimento regional.
Programa idêntico é desenvolvido pela Usiparts, onde já foram formados 29 profissionais até 2003.
Na Cosipa, o programa existe desde 1976. Adolescentes com idade entre 14 e 17 anos têm a oportunidade de acesso a cursos profissionalizantes com duração de dois anos.
Assim como na Usiminas, todo período de aprendizado e estágio é remunerado. Ao concluírem os cursos, os alunos estão capacitados para atuar de forma diferenciada no mercado de trabalho.

**SISTEMA USIMINAS - FORMAÇÃO DE MENORES APRENDIZES**



Nº acumulado de Formados
8.300
8.200
8.100
8.000
8.087
8.247
Até 2002
Até 2003


### 4.6.3 Requalificação Profissional na Comunidade

O Programa de Autodesenvolvimento na Comunidade é uma forma de a Usiminas preparar profissionais para as novas demandas do mercado. Incentiva a requalificação profissional e a empregabilidade, em seu sentido mais amplo.

Em 2003, em ações conjuntas com a Federação das Indústrias do Estado de Minas Gerais (FIEMG) e com a Agência de Desenvolvimento de Ipatinga, o Centro de Desenvolvimento de Pessoal da Usiminas ofereceu a 1.321 pessoas da comunidade cursos para a profissionalização de adultos nas áreas técnicas de soldagem, mecânica, elétrica e eletrônica; área de administração; cursos de idiomas; relações humanas; e um extenso programa ligado a toda área de alcance do conhecimento em informática.

**HORAS EM CURSOS DE REQUALIFICAÇÃO DE TRABALHADORES NA REGIÃO DE IPATINGA**



Total de horas
78.000
77.500
77.000
76.500
76.000
76.701
78.042
2002
2003


A Cosipa também desenvolve programa semelhante. Adultos sem formação profissional são indicados por lideranças comunitárias para participar de cursos de Capacitação em Manutenção Elétrica (180 horas), Mecânica (180 horas) e Soldagem (102 horas), totalizando 42 vagas anuais. São cursos desenvolvidos pela Cosipa que visam à requalificação como forma de inclusão social. Em 2003, reconhecendo a importância da iniciativa, a Câmara Municipal de Cubatão outorgou à Cosipa o título de "Empresa Amiga da Cidade".

O apoio ao desenvolvimento profissional em meio à comunidade também se dá para pessoas de nível educacional superior. Em 2003, credenciado pela Fundação Getúlio Vargas – FGV –, o Centro de Desenvolvimento de Pessoal da Usiminas promoveu cursos de pós-graduação em Gestão Empresarial em suas próprias instalações, com a participação, além de empregados da Empresa, de 153 pessoas da comunidade. São oportunidades que o Sistema Usiminas disponibiliza à comunidade em apoio às iniciativas governamentais. Proporciona, como ganho, profissionais capacitados que, de forma direta ou indireta, contribuem para o sucesso das Empresas em seus relacionamentos, negócios e empreendimentos.

### 4.6.4 Programas de Estágio Supervisionado

O Sistema Usiminas oferece oportunidade de estágio, exigência de aprendizagem presente em vários cursos, a estudantes do ensino médio e superior.

Além de ser uma oportunidade para colocar em prática os conhecimentos teóricos adquiridos na escola, o estágio possibilita ao aluno vivenciar a realidade profissional, desenvolvendo a noção de responsabilidade, exercitando a convivência em equipe, conhecendo e incorporando os valores do mundo empresarial e identificando diversas possibilidades de atuação. Os programas são estruturados em etapas previamente estabelecidas em conjunto com a entidade de ensino, acompanhadas por orientadores, e buscam conciliar os objetivos de aprendizagem com a realidade das empresas. Os estágios supervisionados proporcionam a identificação de talentos para um futuro aproveitamento dentro das empresas do Sistema.

**SISTEMA USIMINAS - PROGRAMA DE ESTÁGIOS CURRICULARES PARA ESTUDANTES**

Nº de alunos estagiários


300
200
100
0
255
148
187
156
2.002
2.003
Nível técnico
Nível superior

## 4.7 ESPORTE E LAZER

As empresas do Sistema Usiminas construíram ou disponibilizaram mais de 20 grandes instalações voltadas ao lazer e ao esporte dos seus empregados, familiares e comunidades. Hoje, são clubes auto-sustentados e dirigidos pelos próprios associados. Além do lazer, proporcionam a prática esportiva que promove a coesão e o trabalho de equipe.

A Associação dos Funcionários da Cosipa – AFC – , com 36 anos de existência, promove a integração de seus associados e da comunidade em geral, visando sempre ao desenvolvimento social, cultural e esportivo.

Com moderna academia de ginástica junto à principal instalação industrial da Empresa, um Centro de Lazer, em Santos (SP), e um Centro de Lazer e Náutica, com mais de 260 mil $m^2$ em São Vicente (SP), as opções de diversão e aprimoramento físico e mental se multiplicaram.

Ao participar de eventos esportivos especializados, a AFC colabora com o engrandecimento do desporto nacional, tendo sido berço de vários atletas de renome. Em 2003, apoiados pela AFC, empregados da Cosipa participaram de eventos esportivos de natação, de pedestrianismo, e das modalidades esportivas dos jogos promovidos regional e nacionalmente pelo SESI.

A Associação Esportiva e Recreativa USIPA, em Ipatinga (MG), é outro clube dentre os dotados de infra-estrutura completa para o desenvolvimento das mais diversas modalidades esportivas. É hoje referência brasileira no desenvolvimento do esporte especializado. Conta com piscina olímpica climatizada, ginásios, estádio, centro de avaliação científica de atletas, quadras poliesportivas, centro de treinamento, pistas de atletismo, alojamentos e completas instalações sociais, possibilitando a revelação de novos e talentosos atletas, com conquistas de medalhas em competições nacionais e mundiais.

Em 2003, como acontece há décadas, a Usipa revelou atletas de alto desempenho, como a nadadora Roberta Kamila, patrocinada pela Cooperativa de Economia e Crédito Mútuo dos Empregados da Usiminas.

Na edição dos jogos regionais promovidos pelo SESI, as equipes do Sistema Usiminas obtiveram os primeiros lugares nas modalidades de futebol de campo, futsal, futebol society, voleibol masculino de quadra, voleibol masculino na areia, voleibol feminino na areia e tênis de mesa masculino.

As equipes sagraram-se ainda campeãs estaduais nas modalidades de atletismo masculino e feminino e natação masculina e feminina.

Na fase Sudeste dos Jogos Nacionais do SESI, as equipes do Sistema Usiminas sagraram-se campeãs na natação – masculina e feminina –, e vice-campeãs na natação feminina.

Associação Esportiva e Recreativa USIPA.



## 4.8 COMPROMISSOS FUTUROS

| | |
|---|---|
| Apoio ao Desenvolvimento Urbano | • Concluir em 2004 os estudos para implementação da nova fase do Plano Habitacional da Usiminas, visando à construção de moradias para empregados, independentemente do seu nível funcional. |
| Saúde na Comunidade | • Concluir em 2004 as obras de construção da Unidade II do Hospital Márcio Cunha em Ipatinga (MG);<br>• Oferecer à população, em 2004, serviços de Hemodinâmica e Cirurgia Cardíaca de alta complexidade, valendo-se do apoio técnico e da transferência de tecnologia proporcionada pelo convênio com o Instituto do Coração (INCOR)/Fundação Zerbini nas áreas de Cardiologia, Cirurgia Cardíaca e Hemodinâmica. |
| Educação na Comunidade | • Ampliar, mediante o CSFX, a ação do projeto "SER MAIS", destinado a crianças carentes portadoras de talentos e altas habilidades. Em 2004, deverão ser atendidas 138 crianças de 7 a 12 anos, prevendo-se um crescimento gradual que possibilite atender a cerca de 600 crianças e adolescentes de até 15 anos em 2007;<br>• Destinar 50 vagas à comunidade nos programas de pós-graduação da Usiminas em 2004. |
| Esporte - Participação em Jogos | • Participar das equipes de natação e voleibol masculina na VIII edição dos Jogos Nacionais do Trabalhador. |
| Integração com a Comunidade | • Incrementar os programas de integração entre a Usiparts, os seus empregados, familiares e a comunidade mediantes ações de aproximação com entidades locais, programas de visitas de familiares, de estudantes e entidades regionais às suas instalações. |



O desenvolvimento das atividades humanas não pode ser dissociado da cultura, uma das principais ferramentas de inclusão social. O estágio cultural alcançado por uma comunidade é reflexo do seu estágio de desenvolvimento.

Cia. de Dança Palácio das Artes - Teatro do Centro Cultural Usiminas.

As empresas do Sistema Usiminas promovem o desenvolvimento humano e cultural da comunidade por meio do Instituto Cultural Usiminas – USICULTURA –, criado em 1993 e administrado pela Fundação São Francisco Xavier – FSFX.

## 5.1 A INTERAÇÃO COM AS COMUNIDADES

A partir de demandas percebidas pelo contato direto com a comunidade, o Usicultura estabeleceu como prioridades a criação de espaços com infra-estrutura necessária ao desenvolvimento das variadas vertentes artísticas, o aperfeiçoamento técnico da classe artística local e regional e a promoção artística voltada à formação de público e mercado, sempre na busca da inclusão social.

**PÚBLICO PRESENTE NAS INSTALAÇÕES PRÓPRIAS DO USICULTURA EM 2003**


Nº de pessoas
100.000
75.000
50.000
25.000
0
79.321
94.218
23.937
Teatro Centro Cultural
Galeria Hideo Kobayashi
Teatro Zélia Olguin

Movido por esses objetivos, o Usicultura inaugurou em 1994 o Teatro Zélia Olguin em Ipatinga (MG), com capacidade para 206 espectadores. O teatro já recebeu os mais diversos tipos de espetáculo de dança, teatro e música, inclusive orquestras de câmara.

Em 2002, o Usicultura concluiu as obras do Centro Cultural Usiminas, em Ipatinga. O local conta com galeria de arte e um dos mais modernos teatros do País, dotado com 724 lugares e infra-estrutura para receber espetáculos de dança, teatro, concertos, óperas e grandes montagens nacionais e internacionais.

Além dos espaços culturais, o Usicultura fomenta a produção de espetáculos, a criação de grupos artísticos da região e cursos de aperfeiçoamento para a comunidade artística. Apóia, ainda, projetos de inclusão social como o Memória Gráfica – Typographia –, que atua com menores em situação de risco mediante atividades de gravura, impressão e cursos de formação artística e gráfica; e o Sambalêlê, desenvolvido pelo Corpo Cidadão e os corais "Gente Nossa" e "Viva Voz".

No período de 1993 a 2003, o Usicultura destinou mais de R$ 35 milhões a iniciativas culturais, principalmente através das legislações estadual e federal de incentivo à cultura.

Em 2003, os investimentos culturais da Usiminas, Cosipa, Fasal, Dufer e Cooperativa de Consumo dos Empregados da Usiminas chegaram a R$ 9 milhões, respaldando o compromisso do Sistema Usiminas com a inclusão social e a promoção do desenvolvimento humano.

## 5.2 REALIZAÇÕES EM 2003

Em 2003, estima-se que os investimentos culturais realizados pelas empresas do Sistema Usiminas, por meio das leis de incentivo à cultura, tenham gerado cerca de 1.200 empregos diretos e 2.000 empregos indiretos. Dentre eles, destacam-se:

### 5.2.1 Infra-estrutura e Equipamentos Sociais

- Aparelhamento do Teatro da Unileste em Coronel Fabriciano; manutenção de escolas de música e dança na região de Ipatinga (MG);
- Restauração e aparelhamento do Teatro Municipal de São João del-Rei;
- Início das obras de restauração do edifício Joaquim Nabuco, um dos dois edifícios que compõem o Centro Universitário Maria Antônia, vinculado à USP – SP;
- Aquisição de escultura da artista plástica Tomie Ohtake, com 40 metros de comprimento em 17 toneladas de aço, instalada na Praça Pedro Mello, em Belo Horizonte, numa intervenção urbana harmônica que valoriza as características da cidade e celebra a fusão das culturas brasileira e japonesa.

### 5.2.2 Promoção Artística

Dentre as mais concorridas exposições de artes plásticas no Centro Cultural Usiminas, destacam-se:

- Exposição "10 x Minas", em comemoração aos 10 anos do Usicultura, exibiu o trabalho de dez renomados artistas e registrou mais de 18 mil visitantes, apresentada posteriormente em Belo Horizonte, no Museu de Arte da Pampulha (MAP);
- A exposição comemorativa do centenário de Carlos Drummond de Andrade, que registrou 37 mil visitantes;
- Exposição "Quimonos, um jeito japonês de se vestir", que marcou a comemoração dos 95 anos da imigração japonesa no Brasil e registrou um público de 9.380 visitantes;

Graças ao Usicultura, a jovem cidade de Ipatinga, num breve espaço de tempo, tem se notabilizado como um dos maiores pólos irradiadores do processo artístico cultural, transcendendo a região e se firmando cada dia mais dentro de um contexto nacional. A inserção da Usiminas nas atividades culturais no Estado de Minas Gerais, como protagonista de vários eventos nos diversos segmentos de atuação, transformou de maneira substancial a relação artista/público, aprimorando os bens por ele produzidos. Através dos patrocínios à produção artística e seus diversos segmentos, a Usiminas promove a cidadania e faz com que a cidade de Ipatinga tenha um dos maiores índices de desenvolvimento humano do Brasil. É um exemplo para todas as pessoas que sonham em construir um Brasil melhor e mais cidadão.

Ricardo Maia
Diretor de teatro e assessor cultural do Unileste



• Exposição de arte brasileira constante no acervo do MAP, registrando 12.139 visitantes e com trabalhos de artistas como Portinari, Di Cavalcanti, Guignard, Goeldi, Volpi e Milton Dacosta.

### 5.2.3 Promoção de Espetáculos pelo Usicultura

• **Programas Musicais:** Destaque para o Ópera Viva, apresentação mensal de óperas do repertório mundial com solistas convidados e acompanhamento de piano, realizada em conjunto com a Fundação Clóvis Salgado/Palácio das Artes, em Belo Horizonte. A temporada 2003 apresentou "O Empresário", "Il Pagliacci", "La Bohème", "Cosi Fan Tutte" e "Suor Angélica". Em dezembro de 2003, como encerramento da temporada, foi produzida a ópera "La Traviata", com o Coral Usina Intendente Câmara (Ipatinga), Orquestra de Câmara Jovem de Ipatinga e solistas convidados como Eduardo Itaborahy, Lílian Assumpção, Francisco Frias e Tereza Cançado, permitindo o intercâmbio e o aperfeiçoamento técnico dos artistas locais;

• **Programas de Dança:** Apresentações da Cia. de Dança de Minas Gerais com o espetáculo "Entre Céu e as Serras" no Centro Cultural Usiminas e a reapresentação no Teatro Alfa, em São Paulo, nas comemorações do aniversário dos 40 anos de operações da Cosipa;

Vista parcial da Galeria Hideo Kobayashi



• **Teatro:** Destacaram-se, no Centro Cultural Usiminas, a realização das peças "Variações Enigmáticas", com Paulo Autran e Cecil Thiré; "No Retrovisor", com Marcelo Serrado e Otávio Muller, Grupo Armatrux, e "Noites Brancas", com Débora Falabella e Luiz Arthur. O espetáculo "Os Orixás", do Grupo Giramundo, foi apresentado no teatro do SESC Santo André (SP), em comemoração aos 95 anos da imigração japonesa.

Com o objetivo de fomentar a produção artística e formar público e mercado, o Usicultura também cedeu seus espaços para eventos promovidos por terceiros. Dentre os principais, destacam-se:

- apresentação do Grupos Mimulus Cia. de Dança; do Grupo Raça e do Balé de Rua Uberlândia com o espetáculo "E agora José", em programação paralela à comemoração do centenário de Drummond;
- apresentação de artistas e grupos musicais como Geraldo Azevedo, Selmma Carvalho, Paulinho Pedra Azul, Flávio Venturini, Tavinho Moura, Fernando Brant e Mariana Brant, Roberto Menescal e Wanda Sá, Patu Fu, Yamandu Costa, Márcio Montarroyos, Hamilton de Hollanda, Hermeto Pascoal, a solista italiana Patrizia Morandini, o Conjunto 14 Bis, Pena Branca e Chico Lobo, Guilherme Arantes, Lô Borges, Nivaldo Ornelas e Juarez Moreira em Aquarelas - Ary Barroso, e o espetáculo internacional de Taiko com o grupo Waikado;
- apresentação de espetáculos teatrais como "Eles Preferem as Loiras", com Zezé Barbosa; "Estrela Dalva", com direção de Pedro Paulo Cava; a opereta "O homem que Sabia Português", com Silvia Klein e Maurício Tizumba; "A Importância de Ser Fiel", com Nathalia Timberg, Etty Fraser e Grupo Tapa, dentre outros; "Máquina de Pinball", com direção de Antônio Abujamra, "Os Bastidores de Romeu e Julieta" com Caio Blat, "Deserto Iluminado", com Larissa Bracher, Roberto Bontempo e Xando Graça, entre outros.

### 5.2.4 Ações Educacionais e de Estímulo a Produções Regionais

- Realização de investimentos para manutenção de grupos artísticos da região de Ipatinga, como Perna de Palco, Farroupilha, Cia. Corpo de Prova, Hybridus e Orquestra de Câmara Jovem de Ipatinga;
- Criação da área de Ação Educativa no Centro Cultural Usiminas, com visitas monitoradas às exposições de artes visuais. Em 2003, o programa mobilizou milhares de 132 escolas da região;
- Desenvolvimento dos projetos "Biblioteca Ler é Saber - Metrô Paraíso" (instalação de biblioteca na estação de metrô Paraíso-SP); edição de livro e CD contando a história da cidade de Cubatão; edição de livro sobre a cidade de Santos e a edição do livro do fotógrafo paulista Militão Augusto Azevedo em formato do álbum "Por Todos os Poros".

## 5.3 COMPROMISSOS FUTUROS

| | |
|---|---|
| Instalações e equipamentos urbanos voltadas à cultura | • Continuidade às atividades de aquisição de equipamentos, melhoria das instalações e aperfeiçoamento dos serviços prestados pelo Teatro Zélia Olguin e Centro Cultural Usiminas;<br>• Instalação de escultura pública de grande escala, em Ipatinga, da artista plástica Tomie Ohtake;<br>• Continuidade da política de investimentos em projetos de infra-estrutura e manutenção e revitalização de centros culturais, teatros, museus e equipamentos culturais. |
| Aperfeiçoamento técnico da classe artística local e regional | • Continuidade dos programas de cursos, oficinas e seminários oferecidos a comunidades locais, sempre buscando agregar aos eventos e projetos o residual alcançado mediante os programas de formação nas áreas de artes cênicas, música, ópera e artes visuais. |
| Promoção artística voltada à formação de público e mercado | • Continuidade da programação diversificada, de alta qualidade e a preços acessíveis no Centro Cultural Usiminas e no Teatro Zélia Olguin;<br>• Estímulo a projetos culturais que privilegiem a formação de público e de mercado e projetos de manutenção de grupos artísticos. |
| Educação artística | • Continuidade ao trabalho de Ação Educativa, ampliando suas ações com oficinas, cursos e espetáculos didáticos, além da criação de uma biblioteca de arte e centro de referência no Centro Cultural Usiminas. |
| Desenvolvimentos conjuntos com outras instituições de fomento à cultura | • Consolidação e ampliação dos convênios de cooperação técnico-cultural com instituições como Fundação Clóvis Salgado/Palácio das Artes, Sesiminas - FIEMG, Museu de Arte da Pampulha, Museu Histórico Abílio Barreto, entre outros. |



O uso racional dos recursos naturais, o constante desenvolvimento de tecnologias voltadas ao reaproveitamento dos resíduos e efluentes industriais e a redução dos impactos ambientais, associados a programas de educação ambiental e de restauração da fauna e da flora, são importantes focos de atuação que visam à sustentabilidade das atividades das empresas do Sistema Usiminas.

Altos-Fornos 2 e 3 da Usiminas.

Nas empresas do Sistema Usiminas, a conservação e o uso racional dos recursos naturais, a preservação do meio ambiente e o fomento ao desenvolvimento de uma mentalidade ambientalista entre empregados e comunidade estão sempre associados a um plano ecológico integrado, regido por princípios do desenvolvimento sustentado, promovido em respeito às gerações presentes e futuras.

Na execução desses planos, constantes investimentos são realizados para reduzir impactos provenientes de processos produtivos. Em moeda atualizada, na Usina Intendente Câmara da Usiminas, em Ipatinga (MG), esses investimentos totalizam valores da ordem de R$ 1,26 bilhão. Na Usina José Bonifácio de Andrada e Silva da Cosipa, em Cubatão (SP), somente no período de 1995 a 2003, os 23 grandes empreendimentos que compõem os "Projetos Ambientais Cosipa – PAC" resultaram em valores da ordem de R$ 904 milhões.

São investimentos que proporcionaram melhorias ambientais substanciais, em salubridade e em segurança no local de trabalho.

Certificações internacionais comprovam o compromisso das empresas do Sistema em relação ao meio ambiente e aos impactos ambientais. Os dois complexos sidero-metalúrgicos formados pelas duas usinas (Usiminas e Cosipa) possuem os seus Sistemas de Gestão Integrada certificados pelo Det Norske Veritas – DNV –, em relação a Norma ISO 14001.

## 6.1 DIRETRIZES RELATIVAS AO MEIO AMBIENTE

As diretrizes operacionais para todas as atividades nas empresas do Sistema, relativas aos impactos ambientais e ao meio ambiente, associam premissas para o desenvolvimento sustentado e a responsabilidade social com ganhos operacionais e a geração de receitas com a comercialização responsável de subprodutos dos processos industriais. Elas visam:

- assegurar o atendimento à legislação aplicável e a melhoria contínua do desempenho ambiental de suas atividades;
- interagir com os órgãos governamentais, sociedade, empregados, clientes, fornecedores e acionistas com o propósito de aperfeiçoar as ações ambientais;
- aprimorar processos, produtos e serviços através de pesquisa e utilização de tecnologias atualizadas, visando à prevenção da poluição;
- reduzir a disposição de resíduos em aterros controlados;
- reduzir as emissões de material particulado na atmosfera;
- racionalizar o uso da água e da energia;
- treinar seus empregados e estabelecer diretrizes aos contratados para que atuem de forma ambientalmente correta;
- contribuir para a educação ambiental da comunidade.

## 6.2 REQUISITOS LEGAIS

As atividades produtivas nas empresas do Sistema Usiminas observam, como parâmetros, determinações mais rígidas que as legislações ambientais nacionais e locais. As empresas, cujo início de atividades se deram antes dos marcos regulatórios legais relativos aos licenciamentos ambientais, encontram-se em processo normal de licenciamento junto ao órgão local fiscalizador das posturas ambientais.

Na Usiminas, atendendo à Lei Estadual n. 7.772, regulamentada pelo Decreto n. 39.424, foi concluído o processo de licenciamento ambiental da planta industrial, que na sua totalidade compreendeu cinco grandes áreas:

- Área 1 – Laminações: Licença de Operação n. 277, com validade até fevereiro de 2004;
- Área 2 – Aciarias: Licença de Operação n. 629/2000, com validade até outubro de 2004;
- Área 3 – Apoio: Licença de Operação n. 300, com validade até julho de 2005;
- Área 4 –Sinterização e Altos Fornos: Licença de Operação n. 281, com validade até junho de 2005;
- Área 5 – Coquerias e Carboquímicos: Licença de Operação n. 389, com validade até agosto de 2008.

Encontram-se em fase de revalidação as Licenças de Operação das Áreas 1, 2, 3 e 4, através do processo FEAM/COPAM n. 038/1983/115/2003. O Relatório de Avaliação de Desempenho Ambiental – RADA –, foi protocolado na FEAM sob o n. 0277732.

Respeitando os princípios da Política Nacional de Recursos Hídricos, que visa assegurar o controle do uso da água pelos usuários, e cumprindo a Lei Estadual MG n. 13.199, a Usiminas possui certificado de outorga do uso da água, emitido pelo órgão competente, Instituto Mineiro de Gestão de Águas – IGAM –, com validade até 2005.

*No âmbito federal, para cumprimento da Lei* n. 10.165, que visa assegurar o controle e a fiscalização das atividades potencialmente poluidoras e utilizadoras de recursos naturais, a Usiminas é cadastrada no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA – , sob o n. 64.310, efetuando, periodicamente, a sua atualização.

A Usiminas Mecânica S/A mantém-se adequada à legislação vigente para as unidades:

- Fábrica de Ipatinga: Licença de Operação - MG n. 224, com validade até 8 de julho de 2009;
- Fábrica de Perfis Soldados – Taubaté (SP): Licença de Operação - SP n. 3000400, sem prazo de vencimento;
- Usicort/Betim - Processo de *blanks* e platinas:

Licença de Operação - MG n. 585/00, com validade até 5 de agosto de 2008;

- USIAL/TIMS em Carapina (ES) - Fabricação de *blanks*: Licença de Operação - ES n. 109/98, com validade até 24 de agosto de 2006.

No âmbito federal, para cumprimento da Lei n. 10.165, a Usiminas Mecânica é cadastrada no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA –, sob o n. 64.294.

A Unigal, atendendo à Lei Estadual n. 7.772, regulamentada pelo Decreto n. 39.424, mantém-se adequada à legislação vigente sob a Licença de Operação n. 776. No âmbito federal, para cumprimento da Lei n. 10.165, a Unigal procedeu ao cadastramento no Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA –, sob o n. 64.334.

A Cosipa, atendendo à Lei Estadual de São Paulo n. 997/76, regulamentada pelo Decreto Estadual n. 47.397, possui licenças de funcionamento definitivas e áreas em processo de licenciamento. Diferentemente da legislação estadual de Minas Gerais, na Cosipa o licenciamento é realizado por equipamentos individualizados nas grandes áreas: das Laminações - 10 Licenças, da Aciaria – 15 Licenças, da Redução - 9 Licenças, da Unidade Portuária - 9 Licenças, e das Áreas de Apoio - 16 Licenças.

Outorga pelo uso da água, com validade até: 10/2005 - Captação 01: rio Quilombo; Captação 02: Bacia de um afluente do rio Quilombo; Captação 03: Bacia de um afluente do rio da Onça; Captação 04 - rio Moji; e Captação 05 - Bacia do rio Moji - canal.

A Usiparts Sistemas Automotivos possui todas suas instalações licenciadas através da licença LO - MG n. 271, com validade até 8 de julho de 2007.

Filtro de Mangas do Sistema de Despoeiramento de Matérias-Primas do Alto-Forno 2.



## 6.3 INDICADORES DOS IMPACTOS AMBIENTAIS

Nas empresas do Sistema Usiminas, os impactos ambientais mais significativos são os decorrentes das atividades da Usina Intendente Câmara da Usiminas e da Usina José Bonifácio de Andrada e Silva da Cosipa.

Os principais impactos ambientais do processo siderúrgico dessas usinas na atmosfera são materiais particulados, óxidos de enxofre e de nitrogênio e compostos orgânicos voláteis. Na água, os principais impactos são alterações de pH, presença de amônia, sólidos suspensos, cianeto, fenol, óleos e graxas e alterações na demanda bioquímica de oxigênio. Os resíduos sólidos são escórias, lamas e pós oriundos do processo siderúrgico. Esses impactos são monitorados e o seu acompanhamento proporciona o desenvolvimento de um processo de melhoria contínua.

Dentre os principais impactos, relatam-se:

### 6.3.1 Resíduos Sólidos

Em decorrência das características do processo siderúrgico, a geração de resíduos sólidos está presente, de forma significativa, nas atividades da Usiminas e da Cosipa.

Nas demais empresas do Sistema, a geração relativa de resíduos sólidos é mínima, produzindo sucatas de aço recicladas no processo siderúrgico.

**USIMINAS - USINA INTENDENTE CÂMARA DESTINAÇÃO DE RESÍDUOS SÓLIDOS**



Percentual
60
40
20
0
58,1%
39,3%
6,6%
58,2%
35,1%
6,7%
2.002
2.003
Comercializado
Reciclado
Armazenamento em aterro controlado


**COSIPA - USINA JOSÉ BONIFÁCIO DE ANDRADA E SILVA DESTINAÇÃO DE RESÍDUOS SÓLIDOS**



Percentual
60
40
20
0
59%
36%
5%
45,6%
44,9%
0,6%
2.002
2.003
Comercializado
Reciclado
Armazenamento em aterro controlado


Na Usiminas e na Cosipa, os resíduos são reincorporados aos processos produtivos, comercializados com empresas licenciadas pelo órgão local fiscalizador das posturas ambientais, ou armazenados em aterros próprios rigorosamente controlados, aguardando aplicação futura. Na Usiminas, a comercialização desses resíduos para aplicações como lastro de vias férreas, adubos e corretivos de acidez de solo utilizados na agricultura, e matéria-prima para indústrias de cimento, dentre outras, proporcionou em 2003 uma receita superior a R$ 13,5 milhões. Na Cosipa, a comercialização desses resíduos em 2003 proporcionou receitas de R$ 66,05 milhões.

A Usiminas, por intermédio dos seus especialistas da área ambiental e do Centro de Pesquisas, em conjunto com o meio acadêmico, desenvolve projetos relativos ao aproveitamento de resíduos e à qualidade da água e do ar. Como nas demais empresas do Sistema, esses projetos são submetidos à aprovação dos órgãos ambientais locais, antes da sua viabilização econômica.

Os resíduos gerados na Usiparts Sistemas Automotivos são destinados a empresas licenciadas, dos quais 60% são reciclados e 20% são armazenados em aterro controlado. Os demais destinam-se a co-processamento por outros segmentos industriais, após análise por parte do órgão ambiental.

Na Usifast Logística Industrial, assim como nas demais empresas do Sistema, os pneus e as baterias de veículos de transporte, quando em desuso, são devidamente acondicionados e encaminhados a fabricantes com vistas à reciclagem. Na Unigal, 96% dos resíduos sólidos gerados no processo de produção são comercializados e 4% armazenados em aterros controlados visando a futuras aplicações.

Na Usiminas Mecânica e na Rio Negro, assim como nas demais empresas cuja atividade principal é a metalurgia, a geração de resíduo característica é a sucata de aço, reciclada nas unidades siderúrgicas da Usiminas e da Cosipa.

### 6.3.2 Efluentes Líquidos

Na Usiminas, na Cosipa, na Usiparts, na Usiminas Mecânica e na Unigal, os efluentes hídricos dos processos produtivos passam por processos de tratamento em estações próprias.

Na Cosipa, no período de 1995 a 2003, cerca de R$ 377 milhões foram investidos em processos de tratamento por decantação, floculação e filtragem.

A Cosipa permaneceu em 2003 com o índice de recirculação de água doce em 96%. Somadas, a recirculação de água doce e salobra registrou um índice de 77%.

Na Usiminas, que em seus processos utiliza somente água doce, o índice de recirculação médio de água em 2003 foi de 93%.

**USIMINAS E COSIPA - ÍNDICE MÉDIO ANUAL DE RECIRCULAÇÃO TOTAL DE ÁGUA**



Percentual
100
75
50
25
0
77%
77%
92%
93%
2.002
2.003
2.002
2.003
Usiminas
água doce
Cosipa
água doce e salobra

Ainda em 2003, os efluentes monitorados nas saídas das estações de tratamento, tais como as existentes na galvanização eletrolítica, na neutralização de águas ácidas, no tratamento biológico e de resíduos oleosos, e também no emissário geral da Usiminas, antes de serem lançadas na natureza, apresentaram os seguintes indicadores médios:

| **Parâmetros** | Amônia (ppm) | Cianeto (ppm) | Fenóis (ppm) | Sólidos suspensos (ppm) | Óleos e graxas (ppm) | pH | Demanda química de oxigênio (ppm) |
|---|---|---|---|---|---|---|---|
| | **Valores Médios dos Efluentes Hídricos Monitorados no Emissário Geral da Usiminas** | | | | | | |
| **Padrão legal** | **5,00** | **0,200** | **0,200** | **60,00** | **20,00** | **6,00 a 9,00** | **90,00** |
| Média de 2002 | 1,04 | 0,031 | 0,002 | 28,26 | 3,09 | 7.37 | 6,01 |
| Média de 2003 | 1,21 | 0,041 | 0,003 | 26,04 | 3,33 | 7.31 | 5,67 |

ppm = partes por milhão

Na Cosipa, os efluentes monitorados nas saídas das estações de tratamento, tais como as existentes na neutralização de águas ácidas, na de tratamento biológico e de resíduos oleosos, e também no lançamento final da Cosipa, em 2003 apresentaram os seguintes indicadores médios antes de serem lançados na natureza:

**Ponto de Lançamento da Cosipa**

| **Parâmetros** | Amônia mg/l | Cianetos mg/l | Fenol mg/l | Material sedimentável mg/l | Óleo e graxa mineral mg/l | pH | Demanda bio-química de oxigênio mg/l |
|---|---|---|---|---|---|---|---|
| **Padrão legal** | **5** | **0,200** | **0,200** | **1** | **20** | **6 à 9** | **60** |
| Média de 2002 | 2,3 | 0,12 | 0,1 | 1,0 | 20 | 5,9 | 58 |
| Média de 2003 | 2,4 | 0,03 | 0,09 | 0,16 | 17,7 | 7 | 18 |

Na Usiminas Mecânica, o desempenho dos processos de retenção dos principais efluentes líquidos gerados nos processos produtivos, através de processos de tratamento em estações próprias, registrou o seguinte comportamento médio em 2003:

| | Estação de Tratamento de Esgoto – ETE, Usiminas Mecânica em Ipatinga- MG | | | | | |
|---|---|---|---|---|---|---|
| **Parâmetros** | Agente tensoativo (ppm) | Oxigênio dissolvido (ppm) | Demanda bioquímica de oxigênio (ppm) | Óleos e graxas (ppm) | pH | Demanda química de oxigênio (ppm) |
| **Padrão legal** | **2,0** | **5,0** | **60,00** | **20,00** | **6,00 a 9,00** | **90,00** |
| Média de 2002 | 0,09 | 4,10 | 41,26 | 9,19 | 6,32 | 82,87 |
| Média de 2003 | 0,04 | 3,78 | 31,74 | 4,13 | 6,48 | 67,89 |

ppm = partes por milhão

| | Valores Médios dos Efluentes Hídricos Caixa Separadora Usiminas Mecânica: Unidade USICORT em Betim – MG | | | |
|---|---|---|---|---|
| **Parâmetros** | Agente tensoativo (ppm) | Sólidos suspensos (ppm) | Óleos e graxas (ppm) | pH |
| **Padrão legal** | **2,00** | **60,00** | **20,00** | **6 a 9** |
| Média de 2002 | 1,57 | 76,72 | 7,72 | 7,42 |
| Média de 2003 | 1,24 | 23,67 | 9,05 | 7,19 |

ppm = partes por milhão

| | Efluentes Hídricos do Filtro Biológico – Usiminas Mecânica: Unidade USICORT em Betim – MG | | | | |
|---|---|---|---|---|---|
| **Parâmetros** | Agente tensoativo (ppm) | Sólidos suspensos (ppm) | Demanda química de oxigênio (ppm) | Óleos e graxas (ppm) | pH |
| **Padrão legal** | **2,00** | **60,0** | **60,00** | **20,00** | **6 a 9** |
| Média de 2002 | 0,3 | 27,3 | 39,7 | 5,1 | 7,0 |
| Média de 2003 | 0,4 | 23,2 | 56,4 | 5,01 | 7,4 |

ppm = partes por milhão

Na Unigal, o desempenho de processos e da estação de tratamento de efluentes líquidos apresentou o seguinte comportamento médio em 2003:

| | **Estação de Tratamento Efluentes da Galvanização da UNIGAL** | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Parâmetros** | pH | Sólidos suspensos (ppm) | Óleo (ppm) | Ferro solúvel (ppm) | Demanda química de oxigênio (ppm) | Detergentes (ABS) ppm | Cromo Trivalente (ppm) | Cromo Hexavalente (ppm) | SS-60* (mL/L) | Zinco (ppm) |
| **Padrão legal** | **6 a 9** | **60** | **20** | **10** | **90** | **2** | **1** | **0,5** | **-** | **5** |
| Média de 2002 | 7,41 | 6,3 | 3,58 | 0,26 | 8,67 | 0,18 | 0,06 | <0,05 | 0,08 | 0,07 |
| Média de 2003 | 7,16 | 11,2 | 3,20 | 0,26 | 12,38 | 0,07 | 0,13 | <0,05 | 0,12 | 0,25 |

* Sólidos sedimentados em 60 minutos
ppm = partes por milhão

Na Usiparts Sistemas Automotivos, os efluentes são tratados em estação própria, constituída por uma linha biológica e duas físico-químicas. Em virtude de maior demanda da produção, fez-se necessário o redimensionamento das estações existentes. O projeto já foi elaborado e aprovado pelo órgão ambiental, estando em fase de implementação. Deverá corrigir, de forma urgente, as discrepâncias relativas às demandas químicas e biológicas de oxigênio. Testes com novas tecnologias (polímeros) e estudo para aquisição de um filtro-prensa para remoção da borra de fosfato na fonte geradora já estão sendo realizados, complementando medidas para situar o impacto dos efluentes em níveis baixos.

| | **USIPARTS – Monitoramento no Emissário Geral – Valores Médios** | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Parâmetros** | Chumbo (ppm) | Demanda biológica de oxigênio (ppm) | Demanda química de oxigênio (ppm) | Ferro solúvel (ppm) | Detergente (ABS) (ppm) | Material sedimentável (ppm) | Níquel (ppm) | Óleos e graxas (ppm) | pH | Sólidos suspensos (ppm) | Zinco (ppm) |
| **Padrão legal** | **0,1** | **60** | **90** | **10** | **2,0** | **1,0** | **1,0** | **50** | **6,5-8,5** | **100** | **5,0** |
| Média de 2002 | <0,01 | 200,0 | 460,0 | 1,9 | 0,1 | <0,1 | 0,2 | 2,0 | 7,3 | 29,0 | 0,3 |
| Média de 2003 | <0,01 | 104,5 | 260,0 | 3,15 | 0,3 | 0,7 | 2,9 | 41,1 | 6,6 | 49,4 | 2,8 |

Na Usifast Logística Industrial, como nas demais empresas, os óleos lubrificantes utilizados pela sua frota de veículos são recolhidos e destinados à reciclagem, coletados por agente credenciado pela Agência Nacional do Petróleo - ANP.

### 6.3.3 Emissões atmosféricas

O acompanhamento da qualidade do ar na área interna e circunvizinha aos complexos siderúrgicos-metalúrgicos da Usiminas e da Cosipa é realizado por meio de estações de monitoramento, que avaliam a performance dos equipamentos e os processos de controle das emissões atmosféricas.

O complexo industrial da Cosipa está inserido no programa "Operação Inverno", estabelecido pela Companhia de Tecnologia e Saneamento Ambiental – CETESB/SP –, juntamente com várias outras grandes empresas de diversos segmentos industriais, situadas no Pólo Industrial de Cubatão (SP). Esse programa, adotado no período de maio até outubro, prevê a adoção de medidas graduais que podem chegar à interrupção dos processos produtivos das empresas, em razão da deterioração da qualidade do ar decorrente da emissão de poluentes pelas indústrias do Pólo. Desde 1995, os registros dos monitoramentos da Cetesb não detectam níveis de qualidade do ar que obrigassem alguma alteração do ritmo de produção da Cosipa. A Empresa investiu, somente em 2003, cerca de R$ 5,9 milhões no controle das suas emissões atmosféricas.

Na Usiminas, além das estações internas de monitoramento, a qualidade do ar é acompanhada por mais seis estações instaladas nos bairros Bom Retiro, Castelo, Cariru, Bairro das Águas, Escritório Central e Novo Cruzeiro, na cidade de Ipatinga.

**USIMINAS - MONITORAÇÃO DA EMISSÃO DE PARTICULADOS EM SUSPENSÃO NOS BAIRROS PRÓXIMOS À USINA INTENDENTE CÂMARA**


Média anual em miligramas/m³
100
75
50
25
0
80
44,8
47,2
49,2
48,5
46,7
48,5
57,4
64,7
38,2
39,2
71,6
75,9
Padrão legal
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
2002
2003

## USIMINAS - MONITORAÇÃO DA EMISSÃO DE $SO_2$ NOS BAIRROS PRÓXIMOS À USINA INTENDENTE CÂMARA



Média anual em miligramas/m³
100
75
50
25
0
80
25
25
25
25,1
25
25
32,9
29,9
25
25
25
25
Padrão legal
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
2002
2003


## USIMINAS - MONITORAÇÃO DA EMISSÃO DE $NO_2$ NOS BAIRROS PRÓXIMOS À USINA INTENDENTE CÂMARA



Média anual em miligramas/m³
100
75
50
25
0
100
30,0
28,1
24,2
21,5
18,1
18,3
39,4
33,5
24,0
20,5
36,9
33,4
Padrão legal
Bairro I
Bairro II
Bairro III
Bairro IV
Bairro V
Bairro VI
2002
2003


Visando ao aprimoramento na avaliação da qualidade do ar, a Usiminas adquiriu em 2003 uma estação meteorológica automática, que possibilita uma análise da dispersão dos poluentes no ar com maior precisão.

A estação fornece dados *on-line* de direção e velocidade dos ventos, radiação solar, temperatura, pressão, umidade relativa do ar e a ocorrência de chuvas, permitindo a análise imediata das condições de dispersão dos poluentes.

Como ferramenta de gerenciamento da qualidade do ar na região de Ipatinga, a Usiminas utiliza um modelo matemático de avaliação da dispersão de poluentes denominado *Breeze*.

Esse modelo, baseado em simulações computacionais, permite que se estabeleça uma relação entre os níveis de emissão dos poluentes na fonte, com as concentrações no ar, bem como que se efetuem previsões de impactos ambientais e determinem os pontos críticos de poluição. As monitorações efetuadas demonstram níveis de concentração bem inferiores aos limites permitidos pela Legislação Ambiental Estadual.

Para a redução das emissões atmosféricas - especificamente o material particulado –, foram instalados na Usiminas, desde a sua implantação, 72 equipamentos de desempoeiramento. Em 2003, a Empresa implantou o sistema de desempoeiramento da área de corrida do Alto-Forno 2, proporcionando uma redução de 98% da emissão potencial.

Na Cosipa, o monitoramento das emissões atmosféricas dos Precipitadores Eletrostáticos das Sinterizações apresentaram os seguintes valores médios:

| Parâmetros | Efluentes Atmosféricos da Sinterização 2 | | | Efluentes Atmosféricos da Sinterização 3 | | |
|---|---|---|---|---|---|---|
| | Materiais particulados ($mg/Nm^3$) | $SO_2$ (ppm) | $NO_x$ (ppm) | Materiais particulados ($mg/Nm^3$) | $SO_2$ (ppm) | $NO_x$ (ppm) |
| **Padrão legal** | **75** | **2.500** | **-** | **75** | **2.500** | **-** |
| Média de 2002 | 68,1 | - | - | 68,1 | - | - |
| Média de 2003 | 67,2 | 276,3 | ND* | 67,2 | 276,3 | ND* |

*ND = não detectado

Na Unigal, as emissões atmosféricas monitoradas junto as suas respectivas fontes registraram, em relação aos parâmetros definidos, os seguintes valores médios:

| Local | Parâmetros | Padrão Legal | Média em 2.002 | Média em 2.003 |
|---|---|---|---|---|
| Forno de recozimento contínuo | Material particulado ($mg/Nm^3$) | 75 | 48,36 | 17,72 |
| | $SO_2$ ($mg/Nm^3$) | 2.500 | 529,4 | 385,6 |
| | Zinco ($\mu g/Nm^3$) | - | 0,553 | 0,13 |
| Forno Galvannealing | Material particulado ($mg/Nm^3$) | 75 | 5,12 | 9,4 |
| | $SO_2$ ($mg/Nm^3$) | 2.500 | 6,71 | 12,83 |
| | Zinco ($\mu g/Nm^3$) | - | 0,47 | 0,56 |
| Exaustão da Cromatização | Material particulado ($mg/Nm^3$) | 75 | 16,69 | 2,84 |
| | Cromo ($\mu g/Nm^3$) | - | 0,005 | 0,32 |
| Secador da Cromatização | Material particulado ($mg/Nm^3$) | 75 | 8,48 | 7 |
| | Cromo ($\mu g/Nm^3$) | - | ND | 0,02 |

ND =Não detectado

Na Usiparts Sistemas Automotivos, as emissões atmosféricas são características do processo de lixamento, aplicação e cura de pintura industrial, totalmente captadas por sistema de exaustão existentes nos equipamentos instalados, composto por captores, dutos, exaustores e chaminés (sistemas de controle licenciados pelo órgão ambiental). As emissões finais desses sistemas de controle são periodicamente amostradas e avaliadas quanto aos parâmetros aplicáveis e comparadas com os limites estabelecidos na legislação ambiental.

O controle das emissões atmosféricas não se restringe às emissões dentro das empresas. A Usifast Logística Industrial mantém um rigoroso controle da emissão de fumaça de veículos da sua frota própria, com monitoração da emissão dos gases de escapamento dos motores movidos a diesel, contribuindo para a melhoria da qualidade do ar, diminuindo o consumo de combustível e aumentando a vida útil dos veículos.

Na Usiminas Mecânica, em sua unidade industrial em Ipatinga (MG), o controle das emissões atmosféricas é realizado por intermédio de duas estações de monitoramento em áreas limítrofes da Empresa, registrando as seguintes concentrações de partículas sedimentáveis:

| **Parâmetros** | **Partículas Sedimentáveis - Valores Médios (μg/m³)** | | | |
|---|---|---|---|---|
| | Estacionamento | | Bicicletário | |
| | **2002** | **2003** | **2002** | **2003** |
| **Padrão legal** | **75** | **75** | **75** | **75** |
| Partículas sedimentáveis | 14,48 | 8,63 | 21,09 | 10,54 |

ppm = partes por milhão

Os processos produtivos das demais empresas do Sistema não apresentam impactos ambientais atmosféricos significativos.

## 6.4 A MATRIZ ENERGÉTICA

A principal fonte energética utilizada pela Usiminas e pela Cosipa é o carvão mineral. Em 2003, o carvão correspondeu, respectivamente, a 78,5% e 77,8% do total de energia primária consumida pelas empresas, com um consumo específico de energia de 6.142 Mcal na Usiminas e 6.165 Mcal na Cosipa, por tonelada de aço bruto produzido.

Os processos de coqueificação, redução do minério de ferro e refino do aço geram gases e combustíveis líquidos, que, após limpeza, são armazenados e reutilizados em diversas etapas do processo produtivo. A implantação de projetos para otimização da matriz energética possibilita o reaproveitamento desses gases, responsáveis por 20,45% e 25% da demanda total de energia na Usiminas e na Cosipa, respectivamente.

A Usiminas aumentou a sua geração de energia elétrica própria em 2003, de 40 Mw para 50 Mw, com a implantação de uma turbina de topo no Alto-Forno 3.

Em 2003, a Cosipa foi, pela terceira vez, vencedora do "Prêmio Nacional de Conservação e Uso Racional de Energia" na categoria "Indústria". O Prêmio foi instituído por Decreto da Presidência da República, de 8 de dezembro de 1993 e regulamentado pelo Ministério de Minas e Energia. A Cosipa recebeu prêmio pelo desenvolvimento de projetos visando ao uso racional e eficiente da energia, por adotar medidas efetivas na redução das perdas e contribuir para o aumento da competitividade empresarial e redução dos custos operacionais, com reflexos positivos no meio ambiente e no despertar da consciência do cidadão quanto às suas responsabilidades em relação ao combate a qualquer forma de desperdício.

A Usifast Logística Industrial utiliza, como fonte energética para movimentar sua frota de veículos, o óleo diesel. As demais empresas do Sistema utilizam a energia elétrica como fonte primária de energia, adquirida das concessionárias locais de distribuição. A Unigal, otimizando processos, conseguiu uma redução de 6,6% no consumo de energia elétrica, passando de 1.320 em 2002 para 1.236 kWh/tonelada produzida em 2003. A Usiminas Mecânica também registrou diminuição do seu consumo de energia elétrica, passando de 11,04 para 10,64 Kwh por hora produtiva.

## 6.5 FORNECEDORES, PRESTADORES DE SERVIÇOS E CLIENTES

As empresas do Sistema Usiminas atuam para estender as diretrizes dos Sistemas de Gestão Integrada, inclusive Ambiental, à toda a cadeia produtiva.

Aos clientes, são prestadas informações sobre os produtos, bem como os cuidados relativos à sua manipulação. O aço, como um produto 100% reciclável, possui um mercado agressivo na comercialização de sucatas, reduzindo sua deposição simples na natureza.

Os fornecedores são avaliados em relação aos impactos ambientais de suas atividades, dentro do Processo de Qualificação de Fornecedores da Usiminas. Em 2003, foram realizadas visitas a fornecedores críticos, visando avaliar as condições ambientais de suas atividades.

As empresas prestadoras de serviços, por orientação contratual, cumprem as diretrizes estabelecidas nos Sistemas de Gestão Integrada quanto ao impacto de suas atividades, restrições ao trabalho infantil, trabalho forçado e discriminação de empregados, sempre participando de campanhas, seminários técnicos e discussões, como a IV Semana de Meio Ambiente das Empresas Contratadas, promovida pela Usiminas em 2003.

Comemorando a XXV Semana do Meio Ambiente da Usiminas e estreitando o relacionamento com a comunidade, foram realizados seminários internos e concursos que envolveram clientes. Foi premiada a TECUMSEH do Brasil Ltda., que se destacou por propiciar economia de 25% no consumo de energia elétrica ao consumidor, com a utilização de aços com especificações eletromagnéticas mais nobres na fabricação de compressores mais eficientes, utilizados em geladeiras e aparelhos de ar-condicionado.

## 6.6 COMPROMISSOS FUTUROS

Baseado numa criteriosa avaliação dos impactos ambientais, a Gestão Ambiental constitui elaborados procedimentos operacionais de forma a evitar ou minimizar os impactos.

Objetivos e metas são continuamente formulados para controlar impactos relevantes e promover a melhoria contínua do desempenho ambiental. Na Usiminas, esse programa foi reavaliado em 2003, sendo estabelecidos, para o período de 2004 a 2008, os seguintes compromissos:

| | |
|---|---|
| Ar | • Reduzir a emissão específica de material particulado monitorada em valores médios durante 2002 em 30% até dezembro de 2008;<br>• Implementar ações visando à redução de gases na área de coqueria e carboquímicos até dezembro de 2007. |
| Água | • Atingir um índice de recirculação igual ou maior que 93,6% até dezembro de 2004. |
| Solo | • Reduzir a disposição de resíduos sólidos em aterro controlado em 2.000 toneladas/mês a partir de maio de 2004;<br>• Comercializar 1.900.000 toneladas de resíduos sólidos em 2004;<br>• Descontaminar o solo da antiga área de disposição de resíduos ("Poço Redondo"). |

Na Cosipa, esse programa estabeleceu os seguintes compromissos:

| | |
|---|---|
| Ar | • Reduzir em 19% a emissão específica de material particulado monitorada em valores médios durante 2002 até dezembro de 2004; |
| Água | • Otimizar a rede de monitoramento ambiental até dezembro de 2004.<br>• Recircular 180 $m^3$/h dos efluentes da desgaseificação - RH3 até 2004. |
| Solo | • Comercializar 1.680.000 toneladas de resíduos sólidos em 2004, reduzindo a necessidade de armazenamento em aterros controlados. |

A Usiparts Sistemas Automotivos estabeleceu os seguintes compromissos ambientais:

| | |
|---|---|
| Ar | • Aperfeiçoar o sistema de exaustão da sala de preparação de tintas (projeto já aprovado pelo órgão ambiental), visando a melhores resultados quanto ao monitoramento ambiental até 2005. |
| Água | • Até 2005, aquisição de filtro prensa para a remoção da borra de fosfato, complementando medidas para situar todos os impactos dos efluentes líquidos em níveis abaixo dos padrões estabelecidos para a atividade |
| Solo | • Construção de galpão com 380 $m^2$ de área construída, para triagem, prensagem e fardamento de resíduos inertes classe III, com a sua operação plena em 2004 |

A Usiminas Mecânica implementará um audacioso programa de investimentos ambientais no período de 2004 a 2005 em suas unidades produtivas, visando compatibilizar seus principais indicadores de desempenho aos padrões aceitos.

| | |
|---|---|
| Água | • Promover a melhoria no sistema de efluentes líquidos até dezembro de 2004. Metas:<br>Aprimorar o sistema de separador de água, óleo, MSLL até dezembro 2004;<br>Operar a Estação de Tratamento de Esgoto – ETE – com um índice de funcionamento de 90% em 2004. |
| Ar | Controlar as emissões atmosféricas dos processos de pintura até dezembro de 2005.<br>Meta:<br>Implantar sistema de controle dos processos de pintura até dezembro de 2005. |
| Energia | Reduzir o consumo de energia até dezembro de 2005. Metas:<br>Implantar sistema de controle do consumo de GLP até dezembro de 2004;<br>Implantar sistema de controle do consumo de oxigênio até dezembro de 2004;<br>Reduzir o consumo de energia elétrica em 3,50% em relação à média de 2000, de 9,47 Kwh por hora produtiva para 9,14 Kwh por hora produtiva, até dezembro de 2005. |

## 6.7 ENVOLVIMENTO DA COMUNIDADE

Assim como nas áreas social e cultural, as empresas do Sistema Usiminas possuem mecanismos metódicos para interagir com a comunidade em assuntos ligados ao meio ambiente, captando anseios e desenvolvendo programas específicos.

Nas empresas cujas atividades apresentam impactos ambientais mais significativos, a Usina Intendente Câmara da Usiminas e a Usina José Bonifácio de Andrada e Silva da Cosipa, esse envolvimento comunitário apresenta maior visibilidade pública.

A Usiminas participa do Comitê da Bacia Hidrográfica do Rio Piracicaba instituído por Lei Estadual que dispõe sobre a Política Estadual de Recursos Hídricos, como titular do Grupo dos Usuários, representando o Instituto Brasileiro de Siderurgia – IBS. Participa do Comitê da Bacia Hidrográfica do Rio Doce em atendimento à Lei Federal n. 9.433/98, que instituiu a Política Nacional de Recursos Hídricos, como representante no grupo de Indústria e Mineração. Participa, ainda, do Conselho Consultivo do Parque Estadual do Rio Doce em conformidade com a Lei n. 9.985/2000, que instituiu o Sistema Nacional de Unidades de Conservação, como representante titular do setor privado que atua na área de entorno da Unidade de Conservação e suplência no Conselho Estadual de Recursos Hídricos – CERH –, representando o Instituto Brasileiro de Siderurgia - IBS.

Em relação à comunidade, a Usiminas apóia a criação e o funcionamento de ONGs regionais, que promovem a educação ambiental e programas de recuperação de áreas degradadas pela ocupação humana.

As empresas do Sistema Usiminas desenvolvem programas de visitas de lideranças da comunidade e pessoas em geral às suas instalações industriais para informar sobre processos produtivos, projetos futuros e seus impactos, momento em que expressam suas expectativas e geram informações que balizarão o desenvolvimento de programas futuros.

A Cosipa vai às comunidades mediante o programa "Painel Consultivo Comunitário", promovido pelo CIESP – Cubatão, participando de reuniões mensais com representantes da Prefeitura e de lideranças de bairros da localidade de Cubatão, instituições de ensino e associações classistas. Em reconhecimento às suas ações, a Câmara dos Vereadores de Cubatão concedeu à Cosipa o Prêmio "Empresa Amiga da Cidade de Cubatão", por sua destacada contribuição a entidades assistenciais.

Dentre os principais programas desenvolvidos em prol da comunidade, destacam-se:

### 6.7.1 Programa Áreas Verdes

São programas para recompor a vegetação nativa em áreas degradadas pela ocupação humana.

A Usiminas mantém um viveiro central em seu parque zoobotânico, tendo produzido em 2003 um total de 244.428 mudas de essências nativas na região. Priorizou o plantio através do projeto

Mata Ciliar, desenvolvido em parceria com a ONG "Fundação Relictos" e o Instituto Estadual de Florestas – IEF –, abrangendo 22 quilômetros de extensão às margens dos rios Piracicaba e Doce. O projeto abrange uma área de 185,30 hectares. Em 2003, foram plantadas 33.658 mudas, acumulando 283.053 árvores, concluindo o projeto de plantio original previsto.

As mudas do viveiro central da Usiminas também foram utilizadas na ornamentação das suas unidades industriais e na manutenção dos bosques urbanos, o que possibilitou que Ipatinga atingisse o indicador de 127m² de área verde por habitante, índice 10 vezes melhor do que o recomendado pela Organização Mundial de Saúde – OMS –, de 12m²/habitante.

A Cosipa integra o projeto "São Paulo Pomar - Mais Verde, Mais Vida", criado pela Secretaria de Meio Ambiente do Estado de São Paulo para promover a recuperação ambiental das margens do rio Pinheiros. Em consórcio com outras cinco empresas, adotou um trecho da marginal do rio Pinheiros nas cercanias da ponte da Cidade Universitária, onde realizou a recuperação do solo e o plantio de mudas de árvores. Por esse projeto, a Cosipa obteve a distinção oferecida pelo Prêmio Von Martius, promovido pela Câmara de Comércio e Indústria Brasil-Alemanha de São Paulo.

Para as áreas verdes internas à Usina, a Cosipa possui o Plano Diretor Paisagístico. Concebido em 1999, o plano estabelece a implantação de 213 mil m² de novas áreas verdes e a melhoria de 480 mil m² de áreas verdes já existentes. Sua execução iniciou-se em 2000. A primeira fase foi concluída em 2002 com a entrega de 56% dos projetos de implantação (119,5 mil m²) e 24% dos de melhoria (117.000 m²). Nessas áreas, foram plantadas 5.500 árvores (sendo 400 adultas), 6.000 arbustos e 62 mil m² de forração, resultando na introdução de mais 92 novas espécies de plantas. Esse trabalho inicial elevou para 1.131 mil m² o total de áreas verdes na usina da Cosipa, o que representa em média mais de 94 m² de área verde por empregado, muito superior ao índice recomendado pela Organização Mundial de Saúde.

Viveiro de mudas - Parque Zoobotânico



## 6.7.2 Proteção à Fauna

Por intermédio da Associação Esportiva e Recreativa USIPA, associados da comunidade e do Centro de Biodiversidade – CEBUS (pertencente à Usipa) –, registrado no Ibama sob o n. 247.002, a proteção dos bens naturais, com ênfase na fauna silvestre regional, é outra das vertentes de atuação da Usiminas.

O Cebus, de acordo com a orientação do Ibama, recebe animais silvestres em situações diversas, sejam eles apreendidos pela Polícia Florestal, pelo próprio Ibama, sejam doados por particulares. Na maioria das vezes, os animais exigem cuidados especiais na sua recuperação, atividade conduzida por especialistas, profissionais da veterinária e biologia, além de tratadores com larga experiência, pertencentes ao quadro de pessoal da Usipa.

Em 2003, o Cebus recebeu menção honrosa na categoria "Reabilitação da Fauna sem Lar" do Prêmio Minas Ecologia 2003, promovido pela Associação de Defesa do Meio Ambiente – AMDA.

Em 2003, a Usiminas destinou uma área de sua propriedade como Reserva Particular do Patrimônio Natural - RPPN - Lagoa dos Patos. São 114 hectares que, através de ato de reconhecimento do Poder Público e em caráter perpétuo, se destinarão somente a atividades como pesquisa científica e educação ambiental. Trata-se de um local de relevante importância para proteção da biodiversidade, pois nele foi evidenciada a presença de duas espécies ameaçadas de extinção, o *Callithrix flaviceps* – Sagui da Serra –, e a Anta – *Tapirus terrestris*.

## 6.7.3 Educação Ambiental

Campanhas voltadas à educação ambiental são desenvolvidas em todas as empresas do Sistema Usiminas, tanto para empregados como para a comunidade.

Para o público interno, são realizadas as "Semanas de Meio Ambiente", com especial destaque para a XXV Semana promovida pela Usiminas, quando, dentre outras iniciativas, premiou a empresa TECUMSEH do Brasil LTDA. como "Destaque Usiminas Meio Ambiente 2003", reconhecendo as ações ambientais praticadas e incentivando outros clientes a aprimorarem seu desempenho ambiental.

Com o objetivo de elevar a conscientização ambiental da comunidade do Vale do Aço, especialmente a rede de ensino pública e privada, a Usiminas vem patrocinando desde 1984 o " Projeto Xerimbabo de Educação Ambiental". Em 2003, com o tema "O Maior Espetáculo é a Terra", o projeto recebeu 127.980 visitantes, oriundos de 82 municípios e 566 escolas, principalmente do Vale do Aço e do Vale do Rio Doce, totalizando, em suas 19 edições, participação de mais de 1 milhão de pessoas.

Desde 1997, a Usiminas vem orientando a elaboração dos seus balanços sociais, segundo recomendações do Instituto Brasileiro de Análises Sociais e Econômicas – IBASE –, do Instituto Ethos de Responsabilidade Social e, a partir de 2000, do *Global Reporting Initiative* – GRI –, todos com a missão de difundir diretrizes para a elaboração de relatórios de sustentabilidade aplicáveis global e voluntariamente pelas organizações que desejam dar transparência a aspectos econômicos, ambientais, sociais e culturais de suas atividades. A seguir, apresentamos informações sobre o desempenho econômico e social do Sistema Usiminas, cuja elaboração observa as orientações das três entidades.



Bobinas de aço transportadas por via férrea.

## 7.1 DEMONSTRAÇÃO DO VALOR ADICIONADO – MATRIZ INSTITUTO ETHOS

| | USIMINAS | | Consolidado | |
|---|---|---|---|---|
| Geração de Riqueza | 2003 | 2002 | 2003 | 2002 |
| (A) Receita Bruta de Vendas e Resultado Não-Operacional* | 6.077.050 | 4.736.052 | 10.881.306 | 8.293.972 |
| (B) Bens e serviços adquiridos de terceiros | (3.272.540) | (2.441.673) | (6.228.769) | (4.472.364) |
| (C) Valor adicionado bruto (A - B) | 2.804.510 | 2.294.379 | 4.652.537 | 3.821.608 |
| (D) Retenções (depreciação, amortização, exaustão) | (228.609) | (245.819) | (418.520) | (415.924) |
| (E) Valor adicionado líquido (C - D) | 2.575.901 | 2.048.560 | 4.234.017 | 3.405.687 |
| (F) Transferências | 426.371 | 68.295 | 167.264 | 1.334.418 |
| Participação em sociedades controladas e coligadas | 461.240 | (572.694) | 115.711 | 83.842 |
| Superávit atuarial da FEMCO | 0 | 0 | 93.556 | 0 |
| Participação dos minoritários | 0 | 0 | (27.396) | 42.737 |
| Receitas financeiras | (34.869) | 640.989 | (14.607) | 1.207.839 |
| (G) Valor Adicionado a Distribuir (E + F) | 3.002.272 | 2.116.855 | 4.401.281 | 4.740.102 |
| Distribuição por Stakeholders | | | | |
| GOVERNO | 940.648 | 523.631 | 1.640.692 | 598.021 |
| Impostos expurgados os subsídios (isenções) | | | | |
| COLABORADORES | 446.846 | 374.237 | 800.822 | 620.921 |
| Salários | 216.858 | 206.045 | 393.553 | 353.140 |
| Encargos previdenciários | 47.412 | 41.397 | 99.247 | 90.794 |
| Previdência privada | 100.447 | 94.293 | 107.809 | 96.948 |
| Benefícios | 46.720 | 32.502 | 161.626 | 76.270 |
| Participação nos resultados | 35.409 | 0 | 38.587 | 3.769 |
| FINANCIADORES | | | | |
| Remuneração de capital de terceiros | 302.091 | 1.540.112 | 653.095 | 3.845.910 |
| ACIONISTAS | | | | |
| Juros sobre capital próprio e dividendos | 400.010 | 0 | 400.010 | 0 |
| Lucros retidos/prejuízo do exercício | 912.677 | (321.125) | 912.677 | (324.750) |

| Indicadores de Produtividade | 2003 | | 2002 | |
|---|---|---|---|---|
| | USIMINAS | Consolidado | USIMINAS | Consolidado |
| Margem Bruta | 38,0 | 35,8 | 35,4 | 35,5 |
| Margem Líquida | 27,3 | 15,1 | (8,6) | (4,9) |
| Giro dos Ativos (margem líquida/ativo médio) | 2,9 | 0,9 | (0,09) | (0,05) |
| Retorno sobre Ativo Médio - ROA (Lucro Oper. /Ativo Médio*) | 16,4 | 16,5 | 12,1 | 13,8 |
| Índice de Endividamento (empréstimos + financiamentos / patrimônio líquido) | 0,65 | 1,88 | 1,25 | 3,14 |
| Índice de liquidez | 1,28 | 1,02 | 0,92 | 0,73 |

* Receita bruta de vendas e resultado não operacional: compõe-se de Receita Bruta - Vendas Canceladas, Abatimentos sobre Vendas e Provisão para Devedores Duvidosos, mais Resultado Operacional.

## 7.2. SISTEMA USIMINAS EM NÚMEROS - IBASE
### (Em milhares de reais)

| 1 - Base de Cálculo | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| 1.1. Receita líquida (RL) | 4.808.759 | 8.659.909 | 3.714.079 | 6.633.852 |
| 1.2. Resultado operacional (RO)[1] | 1.512.621 | 2.517.538 | 1.086.360 | 1.933.631 |
| 1.3. Folha de Pagamentos Bruta (FPB) | 446.846 | 800.822 | 374.237 | 620.921 |

| 2 - Indicadores Sociais Internos | Valor R$ (2003) | | % sobre FPB (2003) | | % sobre R. L. (2003) | | Valor R$ (2002) | | % sobre FPB (2002) | | % sobre R. L. (2002) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| 2.1 Encargos sociais compulsórios | 94.132 | 260.873 | 21,07 | 32,58 | 1,96 | 3,01 | 73.899 | 167.064 | 19,75 | 26,91 | 1,99 | 2,52 |
| 2.2 Previdência privada | 100.447 | 119.087 | 22,48 | 14,87 | 2,09 | 1,38 | 94.293 | 96.948 | 25,20 | 15,61 | 2,54 | 1,46 |
| 2.3 Benefícios | | | | | | | | | | | | |
| 2.3.1 Alimentação | 14.478 | 27.120 | 3,24 | 3,39 | 0,30 | 0,31 | 10.523 | 23.331 | 2,81 | 3,76 | 0,28 | 0,35 |
| 2.3.2 Saúde | 9.640 | 20.532 | 2,16 | 2,56 | 0,20 | 0,24 | 6.267 | 14.462 | 1,67 | 2,33 | 0,17 | 0,22 |
| 2.3.3 Segurança e Medicina do Trabalho | 7.815 | 12.231 | 1,75 | 1,53 | 0,16 | 0,14 | 6.331 | 7.257 | 1,69 | 1,17 | 0,17 | 0,11 |
| 2.3.4 Educação[2] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.3.5 Cultura[3] | nd | nd | - | - | nd | nd | - | - | - | - | - | - |
| 2.3.6 Capacitação e Desenvolvimento Profissional | 4.250 | 7.322 | 0,95 | 0,91 | 0,09 | 0,08 | 3.068 | 3.974 | 0,82 | 0,64 | 0,08 | 0,06 |
| 2.3.7 Creches ou Auxílio-Creche | 0 | 16 | 0 | 0 | 0 | 0 | 0 | 12 | 0 | 0 | 0 | 0 |
| 2.3.8 Transporte | 2.696 | 2.863 | 0,60 | 0,36 | 0,06 | 0,03 | 2.259 | 10.203 | 0,60 | 1,64 | 0,06 | 0,15 |
| 2.3.9 Seguros | 807 | 839 | 0,18 | 0,10 | 0,02 | 0,01 | 1.019 | 1.624 | 0,27 | 0,26 | 0,03 | 0,02 |
| 2.4 Outros | 1.549 | 6.544 | 0,35 | 0,82 | 0,03 | 0,08 | 3.486 | 8.352 | 0,93 | 1,35 | 0,09 | 0,13 |
| 2.5 Participação dos Empregados nos Lucros | 35.409 | 38.587 | 7,92 | 4,82 | 0,74 | 0,45 | 0 | 3.769 | 0 | 0,61 | 0 | 0,06 |
| **Sub Total 2 – Indicadores Laborais** | **271.223** | **496.014** | **60,70** | **61,94** | **5,64** | **5,73** | **201.145** | **336.996** | **53,75** | **54,27** | **5,42** | **5,08** |

| 3 - Indicadores Sociais Externos | Valor R$ (2003) | | % sobre R. O. (2003) | | % sobre R. L. (2003) | | Valor R$ (2002) | | % sobre R. O. (2002) | | % sobre R. L. (2002) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| 3.1 Tributos | 940.648 | 1.640.692 | 62,19 | 65,17 | 19,56 | 18,95 | 523.631 | 598.021 | 48,20 | 30,93 | 14,10 | 9,01 |
| 3.2 Investimentos Culturais[3] | 3.086 | 3.318 | 0,20 | 0,13 | 0,06 | 0,04 | 2.008 | 2.044 | 0,18 | 0,11 | 0,05 | 0,03 |
| **Total - Indicadores Sociais Externos** | **943.734** | **1.644.010** | **62,39** | **65,30** | **19,62** | **18,99** | **525.639** | **600.065** | **48,38** | **31,04** | **14,15** | **9,04** |

| 4 - Indicadores Ambientais | Valor R$ (2003) | | % sobre R. O. (2003) | | % sobre R. L. (2003) | | Valor R$ (2002) | | % sobre R. O. (2002) | | % sobre R. L. (2002) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| **Investimentos relacionados com a produção/ operação da empresa** | nd | nd | - | - | - | - | nd | nd | - | - | - | - |
| **Investimentos em programas e/ou projetos externos** | nd | nd | - | - | - | - | nd | nd | - | - | - | - |
| **4.1 Total dos Investimentos em Meio Ambiente[4]** | **6.876** | **29.329** | **0,45** | **1,16** | **0,14** | **0,34** | **2.734** | **58.826** | **0,26** | **0,25** | **0,07** | **0,89** |
| 4.2 Quanto ao estabelecimento de "metas anuais" para minimizar resíduos, o consumo em geral na produção/operação e aumentar a eficácia na utilização de recursos naturais, a empresa: | ( ) Não possui metas<br>( ) Cumpre de 0 a 50%<br>( ) Cumpre de 51 a 75%<br>(◯) Cumpre de 76 a 100% | | | | | | ( ) Não possui metas<br>( ) Cumpre de 0 a 50%<br>( ) Cumpre de 51 a 75%<br>(◯) Cumpre de 76 a 100% | | | | | |

1 Antes das despesas e receitas financeiras líquidas, equivalência patrimonial, amortização de ágio/deságio e juros.

2 Investimentos em Educação – contabilizados, somados aos Investimentos em Capacitação e Desenvolvimento Profissional.

3 Investimentos em Cultura – contabilizados investimentos internos e externos em uma única conta, lançada como investimentos externos.

4 Investimentos Ambientais relacionados com a produção/operação da Empresa, contabilizados em conjunto com investimentos em programas e/ou projetos externos.

| 5 - Indicadores do Corpo Funcional | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| 5.1 Nº de empregados no final do período | 7.961 | 18.224 | 7.916 | 18.012 |
| 5.2 Nº de admissões no período | 391 | 1.673 | 132 | 1.204 |
| 5.3 Nº de empregados terceirizados | 5.237 | 13.539 | 5.059 | 14.910 |
| 5.4 Nº de estagiários | 166 | 353 | 160 | 411 |
| 5.5 Nº de empregados acima de 45 anos | 1.642 | 3.282 | 1.723 | 2.853 |
| 5.6 Nº de mulheres que trabalham na empresa | 302 | 804 | 292 | 783 |
| 5.7 % de cargos de chefia ocupados por mulheres | 0,04% | 0,15% | 0,04% | nd |
| 5.8 Nº de negros que trabalham na empresa[5] | 510 | 1.221 | 516 | 1.645 |
| 5.9 % de cargos de chefia ocupados por negros[5] | nd | nd | nd | nd |
| 5.10 Nº de portadores de deficiência[6] | 99 | 513 | 113 | 208 |

| 6 - Informações relevantes quanto ao exercício da cidadania empresarial | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Sistema Usiminas | Usiminas | Sistema Usiminas |
| Relação entre a maior e a menor remuneração na empresa | 35,63 | 21,75 | 24,18 | nd |
| Número total de acidentes de trabalho | 8 | 57 | 09 | 74 |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| Os projetos sociais e ambientais desenvolvidos pela empresa foram definidos: | (O) pela direção | ( ) pela direção e gerências | ( ) todos os empregados | (O) pela direção | ( ) pela direção e gerências | ( ) todos os empregados |
| Os padrões de segurança e salubridade no ambiente de trabalho foram definidos: | ( ) pela direção | ( ) pela direção e gerências | (O) todos os empregados e Cipa | (O) pela direção | (O) pela direção e gerências | (O) todos os empregados |
| Quanto à liberdade sindical, ao direito de negociação coletiva e à representação interna dos(as) trabalhadores(as), a empresa: | (O) não se envolve | ( ) segue as normas da OIT | ( ) incentiva e segue as normas da OIT | (O) não se envolve | ( ) segue as normas da OIT | ( ) incentiva e segue as normas da OIT |
| A previdência privada inclui:[7] | ( ) direção | ( ) direção e gerências | (O) todos os empregados | ( ) direção | ( ) direção e gerências | (O) todos os empregados |
| A participação nos lucros ou resultados inclui: | ( ) direção | ( ) direção e gerências | (O) todos os empregados | ( ) direção | ( ) direção e gerências | (O) todos os empregados |
| Na seleção dos fornecedores, os mesmos padrões éticos e de responsabilidade social e ambiental adotados pela empresa: | ( ) não são considerados | ( ) são sugeridos | (O) são exigidos | ( ) não são considerados | ( ) são sugeridos | (O) são exigidos |
| Quanto à participação de empregados em programas de trabalho voluntário, a empresa: | ( ) não se envolve | ( ) apóia | (O) organiza e incentiva | ( ) não se envolve | ( ) apóia | (O) organiza e incentiva |
| Número total de reclamações e críticas de consumidores (as): | Na Empresa - Não Aplicável | No Procom Não Aplicável | Na Justiça Não Aplicável | Na Empresa - Não Aplicável | No Procom Não Aplicável | Na Justiça Não Aplicável |
| % de reclamações e críticas atendidas ou solucionadas | Na Empresa - Não Aplicável | No Procom Não Aplicável | Na Justiça Não Aplicável | Na Empresa - Não Aplicável | No Procom Não Aplicável | Na Justiça Não Aplicável |
| Valor adicionado total a distribuir (em mil R$): | Em 2003: | USIMINAS: 3.002.272<br>Consolidado: 4.401.281 | | Em 2002: | USIMINAS: 2.116.855<br>Consolidado: 4.740.102 | |
| Distribuição do Valor Adicionado (DVA) | USIMINAS<br>36 % Governo<br>18 % Colaboradores<br>29 % Acionistas<br>17 % Terceiros<br>10 % Retido | Consolidado<br>37,3 % Governo<br>18,2 % Colaboradores<br>9,1% Acionistas<br>14,8 % Terceiros<br>20,6 % Retido | | USIMINAS<br>24,7 % Governo<br>17,7% Colaboradores<br>0 % Acionistas<br>72,7 % Terceiros<br>(15,1)% Retido | Consolidado<br>12,6 % Governo<br>13,1% Colaboradores<br>0 % Acionistas<br>81,1 % Terceiros<br>(6,8) % Retido | |

**7 - Outras informações**

As presentes informações foram prestadas por: Engenheiro Marcus Rogério Carneiro Lemos - Tel. 55 xx (31) 3499-8272 - E.mail ubhpgh01@usiminas.com.br

5 As Empresas do Sistema Usiminas não admitem nenhuma forma de preconceito, seja ele racial, religioso, político, seja de qualquer outra natureza . Os números refletem a espontânea manifestação individual do empregado, em cumprimento a determinações legais para elaboração de informações que constam na RAIS, segundo a legislação brasileira.

6 Somente considerado o número de Portadores de Deficiência cuja condição foi atestada por órgão governamental competente. Existem outros portadores de deficiência em pleno exercício de atividades, cujas condições ainda não foram atestadas pelo órgão competente.

7 Os fundos fechados de previdência privada abrangem todos os empregados das empresas que aderiram com patrocinadoras. Dentre elas, a Usiminas e a Cosipa.

## 8.1 COMPOSIÇÃO DOS NÚMEROS APRESENTADOS

### 8.1.1 Base de Cálculo

**Despesas com Pessoal:** inclui todas as despesas com a remuneração anual de empregados, encargos sociais respectivos de acordo com a legislação brasileira, encargos com previdência privada fechada, seguros, educação, capacitação e aperfeiçoamento de pessoal, benefícios assistenciais e indenizações rescisórias.

### 8.1.2 Indicadores Laborais

**Encargos Sociais:** referem-se aos encargos de recolhimento compulsório devidos ao pagamento de salários, segundo a legislação brasileira.

**Previdência Privada:** referem-se à parcela da Empresa relativa à formação de reservas de planos previdenciários privados fechados, administrados pela Caixa dos Empregados da Usiminas. Inclui contribuições mensais calculadas sobre os salários pagos e a cobertura de déficits sobre reservas de benefícios a conceder.

### 8.1.3 Benefícios

• Programas de Saúde: referem-se às despesas com a execução dos programas de saúde ocupacional, promoção de saúde, assistência social e assistência médica, hospitalar e odontológica na livre escolha e na escolha dirigida, sempre desenvolvidas em ações suplementares às iniciativas governamentais e co-participadas naquilo que a legislação brasileira permite.

• Seguros: despesas com prêmios de seguros de vida em grupo, concedidos de forma co-participadas e por liberalidade da Empresa a todos os empregados.

• Transporte: despesas com deslocamento de empregados entre as áreas industriais da Empresa e com a concessão do benefício "Vale-Transporte" instituído em Lei.

• Alimentação: referem-se a despesas co-participadas decorrentes do fornecimento de alimentação no trabalho e a investimentos em melhorias.

• Educação, Capacitação, Treinamento e Aperfeiçoamento: investimentos em capacitação e desenvolvimento de pessoal, em todos os níveis funcionais, com recursos internos e externos, no País e no exterior, tanto na área tecnológica quanto em competência humana e social. Incluem também campanhas internas de valorização do trabalho, da segurança industrial e da qualidade.

• Outros Benefícios: referem-se ao reembolso de despesas com creches destinadas a filhos de empregados e ao apoio a promoções sociais da comunidade.

### 8.1.4 Impostos

Referem-se aos impostos incidentes sobre o faturamento – IPI e ICMS líquidos dos créditos das aquisições, PIS, COFINS e ISS –; aos impostos sobre o lucro – Imposto de Renda e Contribuição Social – e ao Imposto Territorial – IPTU – e à Contribuição Provisória sobre Movimentação Financeira - CPMF.

### 8.1.5 Investimentos Culturais:

Referem-se à manutenção do apoio aos programas culturais e à construção do Centro Cultural anexo ao Shopping do Vale do Aço, não considerados os valores devidos a incentivos fiscais.

### 8.1.6 Contribuições para a Sociedade/Investimentos em Cidadania:

Referem-se a despesas com investimento em melhorias e manutenção de instalações e a despesas com eventos de natureza social, ambas destinadas ao público em geral.

## 8.2 ÍNDICE REMISSIVO: *GLOBAL REPORTING INITIATIVE* - GRI

## CONSELHO DE ADMINISTRAÇÃO

José Augusto Muller de Oliveira Gomes (Presidente)
Antônio Miguel Marques
Bertoldo Machado Veiga
Ermínio Tadei
Gabriel Stoliar
Humberto Eudes Vieira Diniz
Kenichi Asaka
Kiyoshi Uemura
Marcus Olyntho de Camargo Arruda
Rinaldo Campos Soares

## DIRETORIA-EXECUTIVA

Diretor-Presidente: Rinaldo Campos Soares
Diretor de Finanças e de Rel. com Investidores: Paulo Penido Pinto Marques
Diretor de Desenvolvimento: Gabriel Márcio Janot Pacheco
Diretor de Comercialização: Idalino Coelho Ferreira
Diretor de Relações Especiais: Ricardo Yasuyoshi Hashimoto

## CRÉDITOS

Coordenação Geral - Gerência de Recursos Humanos e Administração
Equipe de trabalho:
Gerência de Comunicação Social
Gerência de Meio Ambiente e Urbanismo
Gerência de Controladoria
Gerência de Administração de Pessoal

Projeto gráfico: SMPB Comunicação
Fotolito: Companhia da Cor
Impressão: Rona Editora

**Companhia Siderúrgica Paulista S/A. – COSIPA**
Av. do Café, 277 – Torre "B"
Vila Guarani – São Paulo – SP
CEP 04311-000
www.cosipa.com.br

**DUFER S/A.**
Rua Dianópolis, 750
São Paulo – SP
CEP 03126-007
www.dufer.com.br

**Usiminas Mecânica S/A. – UMSA**
Rua Prof. José Vieira de Mendonça, 3.011
Belo Horizonte – MG
CEP 31310-260
www.usiminasmecanica.com.br

**Rio Negro Comércio e Indústria de Aço S/A.**
Av. Monteiro Lobato, 2.805
Bairro São Roque – Guarulhos – SP
CEP 07190-902
www.rionegro.ind.br

**Fasal S/A. Comércio e Indústria de Produtos Siderúrgicos**
Rua Dr. Ângelo Teixeira da Costa, 602
Santa Luzia – MG
CEP 33045-170
www.fasal.com.br

**USIPARTS S/A. Sistemas Automotivos**
Praça Gil Pimentel Moura, s/n – Conjunto "B"
Pouso Alegre – MG
CEP 37550-000
www.usiparts.com.br

**USIROLL - Usiminas Court Tecnologia de Acabamento Superficial Ltda.**
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35160-900

**UNIGAL Ltda.**
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35160-900

BALANÇO SOCIAL iBase 2003

USIMINAS

SEMPRE PRESENTE E ATUANTE.

Rua Prof. José Vieira de Mendonça, 3.011 - Engenho Nogueira
31310-260 - Belo Horizonte - MG - Brasil
Tel. (31) 3499-8000 - Fax (31) 3499-8899
www.usiminas.com.br

SOCIAL, CULTURAL AND ENVIRONMENTAL STATEMENT - 2003

# SOCIAL, CULTURAL AND ENVIRONMENTAL STATEMENT 2003

USIMINAS

ALWAYS PRESENT AND ACTIVE.

Understanding what a company really is in our days calls for knowing its past. The history of the Usiminas System involves myriad actions envisioning the well-being of employees and communities, always in line with the concept of sustainability and all its aspects. These are the main facts that marked the social role played by the Usiminas System:

1959 The first houses are built in Ipatinga
The Ipatinga Recreational and Sports Association (Associação Esportiva e Recreativa Ipatinga) is created

1962 The São Francisco Xavier School (Colégio São Francisco Xavier) is inaugurated

1963 CONSUL - Usiminas Employees Consumer Cooperative (Cooperativa de Consumo dos Empregados da Usiminas) is created

1964 The Usiminas Professional Development Center (Centro de Formação Profissional da Usiminas) is inaugurated to provide training for adolescent apprentices

1965 The Márcio Cunha Hospital (Hospital Márcio Cunha) is inaugurated

1966 Inauguration of COOPECO – Usiminas Employees Savings & Loan Cooperative (Cooperativa de Crédito Mútuo dos Empregados da Usiminas)

1969 Establishment of São Francisco Xavier Foundation (Fundação São Francisco Xavier)

1984 Xerimbabo Project (Projeto Xerimbabo) is launched to promote environmental education

1992 Usisaúde, an entity to operate Corporate and Individual Health Insurance Plans (Planos de Saúde Individuais e Corporativos) for the community, is created

1993 The Usiminas Cultural Institute (Instituto Cultural Usiminas) is created

1994 The Zélia Olguin Theater (Teatro Zélia Olguin) is inaugurated

1996 Usiminas becomes the first steel mill in Brazil and the second in the world to obtain the ISO – 14001 Environmental Certification

1998 The Usiminas Cultural Center (Centro Cultural Usiminas) is inaugurated in the Vale do Aço Shopping Mall, including the Kideo Kobayashi Gallery

2002 The Usiminas Cultural Center Theater (Teatro do Centro Cultural Usiminas) is inaugurated in the Vale do Aço Shopping Mall

2003 The cornerstone of Márcio Cunha Hospital - Unit II is laid

# SUMMARY



Some companies are like people: they are born with a defined vocation. This is the case of Usiminas, the Usiminas System leading company. The Usiminas System is the largest steel making complex in Latin America.

Usiminas was established over four decades ago and chartered to bring human and economic growth to the Steel Valley region of Minas Gerais. The Intendente Câmara Plant was built there, and Usiminas soon understood that a company cannot be dissociated from its environment and social influences. After all, *companies are not islands*. Companies influence and are influenced both directly and indirectly by the community wherein they operate, in a relationship that can translate into benefits for all when characterized by ethics and transparency.

Usiminas, therefore, soon took up its vocation as a Viable Company, yielding good results for stockholders without ever forgetting its commitment to social and environmental development; a Company that works from solid business bases, capable of ensuring a profitable and sustainable business whose earnings are sanctioned by society itself. Today, this concept is consolidated in all Usiminas System companies.

The history of the Usiminas System is proof positive that it is entirely possible to reconcile good financial and operating performance with a policy of social and environmental action that will effectively bring results to society. Our 2003 performance is a fine example of this case in point.

A leader in the supply of flat steels to the main sectors of the Brazilian industry, the Usiminas System ended the year 2003 with positive results, despite the scenario of uncertainties that prevailed in this country's economy. We are significantly present in all businesses that involve the steel chain, such as processing and distribution, the production of capital goods and automotive parts.

Concomitantly, our social and environmental actions, as defined from the humanistic guidelines that have always beaconed the Usiminas culture – and whose maturity can be assessed by its self-sustainable nature – have been providing quality of living to thousands of individuals, achieving nationwide recognition.

In fact, we have consolidated and expanded our presence in vital areas for human growth, such as health, education, the environment, housing, leisure and culture in all communities where the Usiminas System is present. These initiatives contribute sustainability to business activities and bring us much pride and true satisfaction.

Above all, these are actions that faithfully depict our business philosophy, strongly based on the belief that a Company's greatest asset is Man: the Employees, their families and the community – and, in a broader view, the Nation. Steel making and wealth creation is our job. Developing Man is our vocation.

Thus, within the concept of a Viable Company, we bring you our Social Statement, drafted according to the Guidelines of the "Global Reporting Initiative - GRI 2002 Guide" In it, we present aspects of our economic, environmental and social performance in the assurance the Usiminas System's contribution to the future of Brazil.

Rinaldo Campos Soares
CEO OF USIMINAS





The leader of an ensemble of companies operating in steel making and in steel-related businesses, Usiminas dates back to the 1950s. The idealistic vision of engineers and businessmen, supported both by the government and by foreign technology and capital, led to the creation, on October 26, 1962, of the first Japanese joint venture in the western world – Usiminas. Today, the Usiminas System is the largest steel-producing complex in Latin America.

Control Room of Usiminas Number 3 Blast Furnace.

## 2.1 PROFILE OF THE USIMINAS SYSTEM

Established on April 25, 1956 by a public covenant, the Usiminas Project was consolidated on June 3, 1957 upon the execution of the Lanari-Horikoshi agreement, which established the means for financial and technical cooperation between Brazilian and Japanese associates and set forth the creation of its initial steel-making complex.

On October 26, 1962, Usiminas started operations. Since then, the link with the Japanese has been maintained through the constant renewal of technical assistance agreements, which provide for a close contact with the technology of Japan. Besides all this, basic aspects of the Japanese management model, such as the quest for quality, environmental protection, investments earmarked for personnel development and valuation of man and teamwork are easily identifiable in the Usiminas culture.

Usiminas's management philosophy can be summarized in the words of former president Amaro Lanari Junior: "It is dissatisfaction with results that broaches the way to innovation and new technologies".

Following this path, Usiminas was the first Brazilian steel-maker to obtain ISO 9001 certification in 1992, beginning a pioneer effort that included certifications QS 9000 and ISO 14001 in 1996, certification of laboratories by ISO 17025 in 1998 and updates for ISO 9001:2000 and ISO/TS 16949:2002, respectively achieved in 2001 and 2002. In 2003, following the integration of its Management Systems, Usiminas obtained compliance renewal relative to quality and environmental standards, adding compliance with standard Occupational Health and Safety Assessment Series – OHSAS 18001.

The leader of an ensemble of companies operating in steel making and in steel-related businesses, Usiminas activities include steel production, distribution and processing, stamping, production of capital goods and industrial logistics through the integrated management of these companies. Among them, Usiminas holds a majority equity ownership in the following:

**Companhia Siderúrgica Paulista - COSIPA –** Celebrating its 40th anniversary in amassing experience in industrial activities on December 18, 2003, Cosipa is a flat, non-coated steel maker – slabs, plate, and hot- and cold-rolled products. The company meets the demand of strategic segments of the economy, such as the automobile industry, railroads, shipbuilding, construction, agriculture, packaging, electrical and electronics, home appliances, machinery and equipment and the distribution industry.

Following the revamping of its industrial complex, the company reached its full rated capacity and began to operate at a rate of 4.5 million tons per year of liquid steel. As of December 31, 2003, the headcount was 5,492 employees plus 7,015 personnel engaged in permanent support activities.

**DUFER S/A. –** The company engages in the distribution of coated and non-coated flat rolled steel products as well as in steel processing and cutting to various shapes and sizes. The company has industrial units installed in São Paulo and Cubatão and equity is owned by Companhia Siderúrgica Paulista – Cosipa (51%) and ThyssenKrupp Materials AG (49%). Headcount is 251 employees plus 20 personnel engaged in permanent support activities. The company services a broad array of customers offering products and services veered towards transformation industry segments such as the automobile industry and auto-parts, electrical-electronic, construction, furniture, steel drums and packaging, pipes and shapes.

**Usiminas Mecânica S/A. - UMSA –** A capital goods and serial products company, operating in the economic segments of steel-making, paper & pulp, mining, cement, hydromechanics, petrochemicals and construction. The company's flagship is heavy steel structures for bridges, overpasses, buildings and large projects. As of December 31, 2003 headcount was 2,124 employees plus 1,043 personnel engaged in permanent support activities and in work sites.

**Rio Negro Comércio e Indústria de Aço S/A. –** Rio Negro is an important services center in the Brazilian steel-making industry. The company operates in the distribution, fabrication, processing and handling of steel products, offering adequate specifications, final product dimensions for immediate application and efficient delivery scheduling. The company has industrial units in the cities of Guarulhos and Taubaté, floor space of each unit being 35,878m$^2$ and 17,722m$^2$ respectively. It is the majority stockholder of Empresa Rios Unidos Transportes that operates Rio Negro's transportation division. Total headcount, as of December 31, 2003, was 675 employees plus 51 personnel engaged in permanent support activities.

**Fasal S/A. Comércio e Indústria de Produtos Siderúrgicos –** A steel distributor with a significant presence in the supply of steel products, joining an efficient industrial structure to the transportation structure. As of December 31, 2003 the headcount was 264 employees and 8 personnel engaged in permanent support activities. Fasal is the majority stockholder of Usifast Logística Industrial S.A., with a headcount of 452 employees plus 18 personnel engaged in permanent support activities. Usifast is veered towards the provision of services in general goods warehouses (EADI – Betim – MG), trucking and complex industrial logistic services.

**USIPARTS S/A. Sistemas Automotivos –** Installed in the city of Pouso Alegre, south of the state of Minas Gerais and near the main domestic consumer centers, the company operates in the automotive segment producing steel and aluminum assemblies, cabs and bodies for the automobile industry, by stamping, assembly, welding and painting processes. As of December 31, 2003 the headcount was 816 direct employees and 60 personnel engaged in permanent support activities.

**USIROLL - Usiminas Court Tecnologia de Acabamento Superficial Ltda. –** A joint venture between Usiminas and the Canadian company Court Holdings Europe established for the purpose of providing texture and chromium-plating services in cold rolling mill rolls and cylinders in general. As of December 31, 2003 the headcount was 21 employees.

**UNIGAL Ltda. –** A joint venture between Usiminas and Nippon Steel Corporation, established to fabricate hot-dip galvanized steel sheet designed both for the automobile industry and the home appliances and civil construction segments. As of December 31, 2003 the headcount was 168 direct employees and 87 personnel engaged in permanent support activities.

Usiminas headquarters in Belo Horizonte.



Along the years, the social area has been a main focus of attention for the Usiminas System. The following entities are supported: São Francisco Xavier Foundation (FSFX), Caixa dos Empregados da Usiminas (Usiminas Employee Supplementary Retirement Pension Fund Cooperative Association), Fundação Cosipa de Seguridade Social (Cosipa Supplementary Retirement Pension Fund Foundation) and the Usiminas Employee Credit and Consumer Cooperatives, besides 20 leisure and sports clubs.

In 2003, the liquid steel production of the Usiminas System was 8.79 million tons, serving 58.6% of the domestic market for flat steel products. The System created 31,763 direct employment opportunities, of which 18,224 were direct jobs and 13,539 were personnel engaged in permanent support activities. Net revenue was R$ 8.7 billion and the consolidated cash yield (EBITDA ) was R$ 3.1 billion.

**THE USIMINAS SYSTEM IN THE BRAZILIAN MARKET FOR FLAT STEELS**



Percentual
100
75
50
25
0
60%
68%
100%
100%
100%
79%
98%
58%
43%
87%
28,5%
13%
56%
40%
67%
98,5%
56%
98%
75%
59%
Automobile industry
Automotive parts
Shipbuilding
Tractors
Road construction
Agriculture
Industry
Electro-electronics
Home appliances
Safes and furniture
Steel cylinders
Containers
Civil construction
Re-rolling
Small-diameter pipes
Profiles
Distribution
Large-diameter pipes
Other
Total


1. EBITDA: earnings before interest taxes depreciation and amortization.

The Usiminas System employs a management model that is certified to conform to quality, environmental and social standards, in which the achievement of business results goes beyond the quest for accurate technical decision-making and is also a consequence of decisions veered towards Corporate Social Responsibility and Sustainable Development. This business view, that contemplates enhanced and integrated actions and results, is a legacy of the Company's trajectory and percolates all wholly-owned companies and the publics that influence the Company or are influenced by it.

## 2.2 MISSION

The Corporate Mission is defined by the Board of Directors and broaches a broad array of action for the Integrated Management System. The integration encompasses industrial activities and business, provision of services, technological development and the establishment of companies wholly-owned by the Company, as well as participation in the equity of other corporations, both domestic and foreign. Its principles are:

- "To create value for the society by steel-making and related activities;
- To validate its actions throughout the production chain by providing competitive, quality products and services to customers; by yielding return to stockholders and by promoting the well-being and development of employees and communities;
- To always seek to perpetuate the business and the harmonization of economic goals with other social interests of the community."

## 2.3 VISION

The Company's Vision, which is the outcome of the interaction of conjuncture or structural variables that modify business environments, is crafted upon a resolution of the Board of Directors and is established as a function of global scenarios as concerns social, environmental, economic, financial, technological and market aspects.

It is this Vision that lends foundation to corporate macro-strategies, crafted with the assistance of the Management Team and established through the analysis of the culture, identity, technical-operating *diagnostic, the company's competitive position in* the market, business performance and socio-environmental impacts, advancing towards the analysis of business opportunities and long-term projections seeking to indissolubly reconcile the social and economic dimensions of profit: "To consolidate the largest, most modern and competitive steel-making complex in Latin America, outstanding among the 20 largest world groups, a leader in the domestic market and a significant player in the foreign market, seeking the return to stockholders by following strategies focused upon:

- The differentiated tending of customer needs offering quality, higher value added products and services;
- The unending quest for cost leadership and the best capital structure;
- The optimization of synergies among Usiminas System companies".

## 2.4 CORPORATE GOVERNANCE

The Usiminas System joins its stockholders together in shared management, in consonance with industry and in tune with the achievement of lasting, consistent results, braced by sustainable development concepts.

The Boards of Directors and Management Teams seek to harmonize the stockholders' interests with the objectives of all corporate stakeholders. These bodies establish a clear, transparent direction for the daily actions of the System managers, both in internal and external relationships, based upon good ethics, uniting corporate social responsibility to the enhancement of synergy in resources and efforts to offer society high quality technologies, products and services.

**USIMINAS**
**COMMOM STOCK ALLOCATION STRUCTURE**



Fasal
1.09%
Bradesco
2.58%
CVRD
22.99%
Nippon Usiminas
18.39%
Sudameris
1.90%
Votorantim
7.25%
Rio Negro
1.25%
Camargo Corrêa
7.25%
Others
9.02%
Previ
14.90%
Usiminas's Employees
13.24%


**USIMINAS - PREFERRED AND COMMON STOCK ALLOCATION STRUCTURE**



Others
52%
Votorantim
4%
Vale do
Rio Doce
11%
Camargo
Corrêa
4%
Treasure
stock
5%
Nippon Usiminas
9%
Previ
8%
Usiminas's Employees
7%

As a public company, Usiminas bases its behavior on the resolutions of the Brazilian Securities Commission (CVM), developing a formal, equitable relationship program with both the capital market agents and the public at large.

Because of the implementation of this program, Usiminas was one of the three companies recognized by the Investors Relations Magazine Latin America Awards 2003 in the category "Best Investor Relations by a Brazilian Company – Small and Medium Capitalization", in a ceremony held in New York.

It was also nominated by the ANEFAC – Brazilian Association of Finance, Management and Accounting Executives – as one of the 10 most transparent companies in Brazil regarding the disclosure of accounting information.

The Management Teams of the Usiminas System companies, as directed by their Boards, endeavor to develop long-term relations with their customers and suppliers as a matter of principle.

In their relationships and contracts, the Company favors quality parameters both for products and services provided and for interpersonal relations with stockholders, employees, communities, governmental and non-governmental organizations and is always active in enhancing sustainable social development, the conservation of natural resources and minimizing the environmental impacts yielded by production activities.

Headquarters gardens – Landscaping by Burle Marx.



## 2.5 GUIDELINES FOR THE INTEGRATED MANAGEMENT SYSTEM

The management teams pledge to seek business excellence, with a systemic focus upon relations with customers, employees, society, the public administration, suppliers and stockholders.

Quality of management is a priority and is reflected in the continuous innovation and improvement of processes, products and services by adhering to the following guidelines:

- Ethical behavior in business and compliance with legal and regulatory requirements associated to products, processes, persons and facilities, which serve as management guiding agents;
- Strategies, action plans and processes are oriented to promote satisfaction and to secure customer loyalty;
- The health and well being of individuals is to be preserved. The valuation, development, engagement, motivation and safety of people, based on the prevention of accidents, are permanent targets of business action;
- The prevention of pollution, identification and control of environmental variables, reduction of solid waste generation, quality of water effluents and air emissions and the rational use of water, energy and other inputs are prime requirements in the development of all activities.

Management actions shall create value along economic, social and environmental dimensions, enabling the perennial development of the System companies.

Continuous casting.



## 2.6 ECONOMIC PERFORMANCE INDICATORS

In the year 2003, gross operating revenues of the Usiminas System amounted to R$ 11.096 billion.

Reflecting production investments in previous periods, the Usiminas System recorded earnings before interest, taxes, depreciation and amortization – EBITDA amounting to R$ 3.1 billion, steady in an ascending trajectory.

The consolidated net profit of Usiminas was R$ 1.3 billion, reflecting the advances made in realizing operating synergies among the System's companies, a higher value added to products sold and an efficient business management.

Value added, an indicator of the wealth created by the Company and paid out to society, totaled R$ 4.4 billion in 2003. This amount represents the difference between revenues and the total services and inputs procured from third parties.

**EARNINGS BEFORE INTEREST, TAZES, DEPRECIATION AND AMORTIZATION - EBITDA**


R$ billion
4
3
2
1
0
1
1.3
1.5
2.4
3.1
1999
2000
2001
2002
2003

**VALUE ADDED ALLOCATION - 2003**
**R$ 4.4 BILLION**


Lenders
15%
Stockholders
30%
Employees
18%
Government
37%

A successful company regards its personnel highly. The Usiminas System invests continuously in the professional development of its employees. Its remarkably skilled team, a fruit of this investment, is a decisive factor in the good performance of the companies. The results for the community include improved life quality and social development.



Operation Room of Usiminas Steel Shop 1 Converters.

Companies of the Usiminas System recorded, as of December 31, 2003, 18,224 employment positions which, when added to jobs created by permanent support activities job opportunities, amounted to a grand total of 31,763 direct job positions.

In the year 2003, R$ 7.3 million were invested in personnel education, training and development. Compensation, including charges and benefits, totaled R$ 800.82 million.

Social benefits provided to employees and their dependents totaled R$196.55 million, including supplementary pensions, food support, social, medical, hospital and dental care, education, leisure, sports and insurance. These represent the investments that are paid back to the companies in the currency of social peace, so necessary for the development and growth of activities and business.

## 3.1 INTERACTION BETWEEN THE COMPANIES AND THEIR EMPLOYEES

The Management Systems adopted by the companies of the Usiminas System emphasize, as a matter of principle, channeling employee expectations through their direct relation with their immediate superiors, with trade unions and spontaneous internal leaders belonging to voluntary groups who act upon issues such as Quality, the environment and occupational safety.

"Meet the President" type programs were also created, in which employees spontaneously maintain direct contact with the Top Management Team.

**USIMINAS SYSTEM**
**DIRECT EMPLOYMENT GENERATION**



N° of employees
20,000
15,000
10,000
5,000
0
18,012
18,224
14,910
13,539
Usiminas System's employees
Employees engaged in permanent support activities
2002
2003


**USIMINAS SYSTEM**
**DISTRIBUTION OF EMPLOYEES BY AGE BRACKET**



No. of employees
4,000
3,000
2,000
1,000
0
316
444
2,524
2,403
2,486
2,980
2,707
2,427
3,305
3,175
3,436
3,208
2,071
2,572
652
828
155
187
Less than 20 years
Between 20 and 25 years
Between 25 and 30 years
Between 30 and 35 years
Between 35 and 40 years
Between 40 and 45 years
Between 45 and 50 years
Between 50 and 55 years
More than 55 years
2002
2003

## USIMINAS SYSTEM - HEADCOUNT BY SENIORITY


No. of employees
6,000
4,000
2,000
0
830
1,642
5,184
4,338
3,678
3,356
2,016
1,939
2,289
3,271
1,880
1,678
2,076
1,868
59
132
Less than 1 year
Between 1 and 5 years
Between 6 and 10 years
Between 11 and 15 years
Between 16 and 20 years
Between 21 and 25 years
Between 25 and 30 years
More than 30 years
2002
2003

Meeting programs between supervisors and managers with all their subordinates are also held. On that occasion, employees can voice their questions, opinions, critique and claims concerning the Company.

At Usiparts, this contact between the Company and employees entails general improvement actions, enhancing communication, team engagement and the internal ambiance. Awards are also granted to good suggestions.

At Cosipa, a constant dialogue process between employees and first line supervisors is supported by an computer-automated system, enabling the follow-up of its different stages.

Issues not answered by supervisors are considered to be "pending matters", and referred to the next higher hierarchical level for resolution. The gradual reduction in the number of pending matters demonstrates the constant improvement in the dialogue process between Cosipa and Cosipa employees.

## USIMINAS SYSTEM - EMPLOYEE DISTRIBUTION BY LEVEL OF EDUCATION


No. of employees
9,000
6,000
3,000
0
6,213
6,430
8,980
9,332
2,269
2,154
550
473
Up to basic education
Intermediary education
Higher education
Graduate, Master's or Doctoral Degrees
2002
2003

## PROGRAM OF MEETINGS BETWEEN COSIPA FIRST LEVEL SUPERVISORS AND EMPLOYEES


No. of pending matters
1,500
1,100
700
1,398
982
2002
2003

From this interaction thoroughly planned programs entailing equitable, non-paternalistic results are developed, bearing in mind the expectations of employees and their families.

Among the main Usiminas System's programs oriented to employees and their dependents the following are highlights:

## 3.1.1 Health and Occupation Safety

Occupational safety and quality of living at the workplace comprise an important part of the System companies' Management System, especially for the Usiminas and Cosipa Integrated Management System. It is a commitment adopted by all those who engage in professional activities in the companies, especially by those occupying supervisory positions.

This shared commitment generated at Usiminas the "Safety Volunteer Groups". Spontaneously created in the operating areas, the purpose of these groups is the dissemination of preventive concepts and the zeal for the health and integrity of work mates. They promote a "Study on Accident Hypotheses" in which the employee, identity withheld or otherwise, communicates to volunteers or directly to experts in Occupational Safety of the company what his perception is concerning the potential for accidents. All communications are reviewed and Occupational Safety and Medicine experts solve the most complex cases.

The groups, together with specialists, also prepare "Operating Standards", which are analyses of each activity carried out by Company employees, considering the quality, rationality, impacts on the environment and, especially, occupational hygiene and safety.

As provided for in contract, all outsourced services rendered at the premises of the System companies must faithfully adhere to these Standards as well as to specific Occupational Safety and Environmental standards. Such provisions and concepts of social responsibility and sustainable development are extended over the entire supplier network.

**SAFETY VOLUNTEER GROUPS MEMBERSHIP AT USIMINAS**



Membership
1,560
1,540
1,520
1,500
1,524
1,551
2002
2003


**USIMINAS SYSTEM - NUMBER OF OCCUPATIONAL ACCIDENTS ENTAILING DOWNTIME**



No. of accidents WDT
75
50
25
0
74
57
2002
2003

In 2003, with the cooperation of SESI's – Industrial Social Service – Vale do Aço Office; Usiminas grew its Occupational Exercise Program, involving approximately 1,700 employees on a daily basis.

Also in 2003, Usiminas's Integrated Management System achieved compliance with Occupational Heath and Safety Assessment Series – OHSAS 18.001 standard, following the audit made by Det Norke Veritas.

DET NORSKE VERITAS

CERTIFICADO DE SISTEMA DE GESTÃO DE SEGURANÇA E SAÚDE OCUPACIONAL

Certificado Nº 2180-2003-HSO-SPA-DNV, Rev. 1

A DET NORSKE VERITAS CERTIFICADORA LTDA certifica que o Sistema de Gestão de Segurança e Saúde Ocupacional da organização

**USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS**

em

*Av. Pedro Linhares Gomes, 5431 - Ipatinga, MG - Brasil*
Sede/ Gerência de Vendas/ Exportação: Rua Prof. José Vieira de Mendonça, 3.011- Belo Horizonte, MG - Brasil
Gerência de Vendas Rio de Janeiro/ Industrial: Av. Marechal Floriano, 19 - Sala 1901- Rio de Janeiro, RJ - Brasil
São Paulo/ Automotiva: Av. do Café, 277 - Torre A - São Paulo, SP - Brasil
Centros de Distribuição/ Taubaté: Av. Bandeirantes, 9.000 - Taubaté, SP - Brasil
Imbiruçu: Av. Belo Horizonte, 15 - Betim, MG - Brasil
TESP: Rua Colônia de Assunção, 67 - São Paulo, SP - Brasil
Terminal Vitória: Av. Dante Micheline, s/nº - Vitória, ES - Brasil

está em conformidade com os requisitos da Norma de Gestão de Segurança e Saúde Ocupacional

***OHSAS 18001:1999***

para o seguinte escopo de produtos e serviços:

**FABRICAÇÃO INTEGRADA, DISTRIBUIÇÃO E COMERCIALIZAÇÃO DE PRODUTOS E *SUBPRODUTOS SIDERÚRGICOS*, ABRANGENDO LAMINADOS PLANOS REVESTIDOS E NÃO REVESTIDOS, PEÇAS FUNDIDAS E FORJADAS E FORNECIMENTO DE SERVIÇOS DE TRATAMENTO TÉRMICO, SOLDAGEM E USINAGEM.**

Local e data:
São Paulo, 2004-02-13

Este Certificado é válido até:
2005-10-02

Pelo Organismo Credenciado:
DET NORSKE VERITAS CERTIFICADORA LTDA. BRASIL

Data da Certificação original:
2003-07-04

DET NORSKE VERITAS * 1864 *

Luciano Diniz Araújo
Gerente Técnico

A conformidade com a Norma para o escopo indicado *foi verificada pelo Auditor Líder*
*SILVIO HIRATA*
registrado pela DNV

A não observância das condições estabelecidas no Apêndice pode tornar este Certificado inválido
DET NORSKE VERITAS CERTIFICADORA LTDA. Av. Brig. Faria Lima, 1993/Conj 43 – São Paulo,SP – Fone/Fax:+55 11 3815 5399/3097 8859

As at Usiminas, Cosipa's operating activities parametrics are minutely established by occupational safety and medicine specialists, with the involvement of the operating area and the decisive participation of employees in charge of carrying them out, organized in 236 "motivational cells" veered toward quality, environment and occupational safety issues. In 2003, 1,568 employees participated in the cells.

All potential risks detected by employees are entered in the "Safety and Health Record – COSS". In significant cases, the occupational safety and medicine opens a "Non-Compliance Report – RNC", ensuring the implementation of corrective actions and the review of the action plan's effectiveness.

*Should any accident happen, entailing injuries or otherwise, it will be immediately communicated via the "Dissemination with Participation – DCP" program to all operating unit employees, aiming at the adoption of preventive measures.*

This and other programs and activities are part of an Integrated Management System – SGI, that establishes a clearly cut policy concerning actions relating to the environment, safety and occupational health, all developed under on-line follow up, via the local network available to all employees.

Cosipa's Occupational Health Center – CSO, inaugurated in May 1996, has the objective of furthering preventive actions to promote employee health, besides complying with the legislation related to Occupational Medicine. The CSO integrates the Medicine, Occupational Safety and Environment Service and provides in-house social, dental and physiotherapeutic round-the-clock medical attendance as well as drawing of samples for lab tests at no cost to the employee. Employee dental care involves periodic testing of all employees aiming at the prevention and control of buccal lesions. Results are positive: in 2003, fewer than 15% of all employees required dental treatment.

These are pioneer procedures in the Brazilian steel-making industry that were certified according to standard OHSAS 18.001 – "Occupational Health and Safety Assessment Series", following the audit carried out by Det Norske Veritas – DNV.

The work teams and their families always celebrate this and other achievements convivially. Similar celebrations are common in all System companies.

"Why do many employees participate in voluntary groups, prevention campaigns, ICPA - Internal Committee for the Prevention of Accidents and other safety-promoting events? How do employees reconcile their activities with risk analyses, reports on possible accidents, DDS and others? Usiminas knows that safety is an integral, essential part of business action and teaches that being severally responsible for accidents means sharing and seeking solutions for the elimination of unsafe conditions. "When two people break bread each person keeps a piece, but when two people share ideas each person keeps two." Usiminas encourages the exchange of ideas and experiences among its employees. Nobody wants to suffer an accident and no family wishes to lose a member. And the Usiminas family knows that. I am proud to be a member of it and participate in its guidelines towards zero accidents, and I am certain that "when you dream alone it is only a dream; when you dream together with others it is the beginning of a new reality".



Marlon José de Mello
Automation Technician - IHA
Projects, Instrumentation and Automation Department - IPH

Vice president of ICPA 2003/2004
and member of GVSA

### 3.1.2 Medical, Dental and Hospital Care

The Usiminas System offers employees and their families extensive health programs, focusing preventive medicine.

These programs include Health Promotion, Social Assistance, Occupational Health and Medical, Hospital and Dental Care. The latter is offered in a cost-sharing, co-participatory mode.

All System companies provide comprehensive coverage in health plans adapted to regional peculiarities, comprising all employees and their families, without distinction.

Usiminas, Cosipa, UMSA, Unigal, Usiroll and Usiparts offer a vast health care plan, including coverage for hospital admission, consultations, complementary diagnostic tests and highly complex medical procedures through the São Francisco Xavier Foundation – FSFX. Through its Health Plan Operator, FSFX provides quality service, as certified by standard ISO 9000, always improved as per user poll results.

FSFX's Integrated Dentistry Center – COI –, for example, is not limited to fully rehabilitating buccal health. The COI developed a proprietary model called The Inversion of Dental Care, which prioritizes prevention as a care service strategy.

Besides being a successful buccal disease control institution, with an index decayed, missing and filled teeth in the 12-year old population – among the best in the world – the COI is actively engaged in the global application of all health promotion principles, based on the best available scientific evidence. All amassed experience and knowledge is available to interested public and private institutions.

Cosipa is developing the "Steel Teeth" Program among the employee's children, aiming at promoting buccal health. The program involves

**DECAYED, MISSING AND FILLED TEETH INDEX - DMTF***
**12-YEAR OLD POPULATION**


DMFT Index per individual
4.5
3.0
1.5
0
2.4
0.8
3.4
3.0
4.1
1.4
1.3
0.9
1.1
1.9
0.9
2.3
1.1
0.9
0.9
3.1
0.7
0.2
Japan
Australia
Argentina
Canada
Chile
Cuba
USA
Denmark
Finland
France
Holland
Spain
Sweden
Switzerland
United Kingdom
Brazil
Ipatinga - MG
COI Usiminas

* DMFT: Decayed Missing and Filled Teeth
Source: World Oral Health Report 2003 - WHO

children between 5 and 12 years of age. Through ludic theater plays and video and drawing shows, lectures and practical brushing exercises, children are motivated towards buccal health.

Newborn Intensive Care Unit - Márcio Cunha Hospital.



## 3.2 EDUCATION AND KNOWLEDGE – THE KEY TO BUSINESS GROWTH

### 3.2.1 Professional Re-Development

Via self-development programs, companies integrating the Usiminas System have been promoting since 1994 the realignment of the professional profile of their employees and personnel engaged in permanent support activities. This initiative is a manner by which companies develop their professionals to cope with new technological challenges in their production and business structures.

The initiative also aims at re-developing professionals as a function of factors such as re-adaptation to tasks compatible with their physical capabilities and restructuring production processes in companies.

**SELF-DEVELOPMENT**
**EMPLOYEE RE-DEVELOPMENT PROGRAMS**



Hours spent
in re-development
75,000
70,000
65,000
70,531
74,340
2002
2003

### 3.2.2 Basic Employee Education – Primary and Intermediary Levels

Basic Education programs for the primary and intermediary levels, offered free of charge, aim at improving the schooling of the workers of the Usiminas System companies, affiliated companies and service providers.

Specialized teachers tend to these students, always respecting their individual learning capabilities.

Study hours are flexible, and adequate to the students' working hours.

Commencement Exercises is a ceremony when the President and Senior Managers of the companies deliver certificates personally.

**USIMINAS SYSTEM - BASIC EDUCATION PROGRAMS - PRIMARY AND INTERMEDIARY LEVELS**


Cumulative no. of employees trained
1,200
800
400
0
708
591
1,047
877
2002
2003

### 3.2.3 Vocational training and Development

Vocational training, development and improvement programs exist in all Usiminas System companies, creating opportunities for employee professional enhancement.

Implemented by the Corporate Education Process, the programs are veered towards technical and managerial development, and taught at the Usiminas Personnel Development Center – CDP, and in other institutions, both domestic and foreign.

Graduate programs (graduate, Master's and Doctoral programs), besides training courses, are worthy of attention, involving themes as management, quality, marketing, technology and the environment.

In 2003, 94 employees completed their graduate programs taken at universities and graduate schools reputed as benchmarks of specialized knowledge.

At Cosipa, among other initiatives aimed at the development of undergraduate students, the Competitive Management MBA is a highlight. With a total of 500 credit hours, the program developed by FIA/USP for the Company. A positive and very well accepted experience was the opening of the course to the participation of customers and suppliers, enriching the exchange of experiences and contributing to an increased integration among players of the supply chain.

The programs developed raised to 46.9% the percentage of Usiminas employees of higher

**NUMBER OF GRADUATE, MASTER'S AND DOCTORAL PROGRAM HOURS AT USIMINAS**


N° of hours
30,000
20,000
10,000
0
29,045
21,947
2002
2003

education plus complementary training. Altogether, approximately 30.28% of all Usiminas System employees of higher education have taken complementary training.

## 3.3 COMPLEMENTARY RETIREMENT PENSION FUNDS

Established with the purpose of supplementing pension, retirement and other benefits, the Caixa dos Empregados da Usiminas – CAIXA (Usiminas Employee Supplementary Retirement Pension Fund Cooperative Association) – and Fundação Cosipa de Seguridade Social – FEMCO (Cosipa Supplementary Retirement Pension Fund Foundation), in-house complementary retirement pension funds institutions, play the important role of crystallizing the dream of a dignified retirement, at a stable standard of living.

Thus, these entities extend the links with employees to beyond simple retirement, and turn admission into Usiminas System companies a true lifetime project. Complementary social security, therefore, is an important human resource management tool in the search and retention of talents.

In the year 2003, social security plans of the Usiminas System paid out lifetime supplementary payments to 17,709 members and pensioners, totaling R$ 220 million.

Also in the year 2003, 12,685 members were extended loans amounting to R$15.74 million. These figures attest to the significant social reach of the entities.

The share of sponsoring companies in the establishment of benefit reserves referring to social security plans corresponded, for FEMCO and CAIXA, to 6.76% of the total payroll of member employees.

Together with the social service of System companies, programs are developed to prepare the employees and their families for retirement when such employees come near retirement. These programs approach from behavioral aspects through health attention issues. Following retirement, social visits are scheduled to the old work place through associations of retired employees, with positive reflexes both on the visitors as well as on active employees.

**USIMINAS SYSTEM -**
**IN-HOUSE COMPLEMENTARY RETIREMENT PENSION FUND**
**CAIXA DOS EMPREGADOS DA USIMINAS AND**
**FUNDAÇÃO COSIPA DE SEGURIDADE SOCIAL**



Membership
20,000
19,000
18,000
17,000
16,000
18,909
17,582
19,273
17,709
2002
2003
Active
Beneficiaries

## 3.4 PARTICIPATORY PROGRAMS

The effective participation of employees in Usiminas's daily operations dates back to the early days of industrial operations. The confluence of Japanese cultural aspects with the *mineiridade* of the region enabled the appearance of informal groups, always suggesting solutions for technical, operating, maintenance and occupational safety issues, among others. These groups established new operating procedures and criteria, beyond manufacturers' specifications vis-à-vis worker safety, rated capacity and equipment durability.

They created the Circles, germane to operation, maintenance, supplies, quality, occupational safety and the environment, and built an employee participatory model that became one of the most outstanding facets of the Company's organizational culture.

Decades later, this model enabled employees to organize and to secure actual stock ownership, decisively influencing the Company's future. Today, via the employee representation entity, this equity ownership amounts to 13.38% of Usiminas's voting stock; more than R$89 million have been paid out to employees in the form of dividends.

Shared employee participation in processes was gradually incorporated into the organizational culture of the companies that eventually became the Usiminas System.

Through Employee Profit Sharing Programs, implemented following discussions with Employee Commissions nominated by their peers in each one of the System companies, operating and social goals are established.

The achievement or overreaching of individual, sectoral and global goals is rewarded by additional compensation at amounts previously approved by said Commissions.

**DIVIDENDS AND INTERESTS ON CAPITAL PAID OUT TO THE EMPLOYEE REPRESENTATION ENTITY**


R$ million
91.00
84.00
77.00
70.00
83.84
89.39
Accumulated as of 2002
Accumulated as of 2003
2002
2003

**USIMINAS SYSTEM EMPLOYEE PROFIT SHARING PROGRAM**


R$ million paid out in 2003
40
30
20
10
0
3.77
38.59
2002
2003
2002
2003

## 3.5 FUTURE COMMITMENTS

| | |
|---|---|
| Employee Profile | • Improving employee schooling by means of access opportunities to primary, intermediary and graduate education courses.<br>At Usiparts this commitment is broken down as follows:<br>50% of headcount having complete primary education by 2005;<br>50% of headcount having complete intermediary education by 2006.<br>At Usiminas the goal breakdown means the achievement of the following percentage figures for employees having higher education and supplementary graduate training:<br>Greater than 50% by the end of 2004;<br>Greater than 55% by the end of 2005;<br>Greater than 60% by the end of 2006.<br>At Cosipa, the commitment is to reach 100% of the headcount with complete intermediary education by 2005. |
| Safety and Occupational Medicine | • Expanding work place Exercise in System companies;<br>• Reducing the number of occupational accidents resulting in leave of absences;<br>• Proceeding with the studies aiming to build and equip new mess halls, closer to the workplace of employees working at Usiminas's Intendente Câmara Plant, maintaining the comfort assumptions that directed the construction or revamping of the seven existing mess halls. |
| Support to Urban Development | • Concluding in 2004 the studies for the implementation of the new stage of the Usiminas Housing Plan, for the construction of homes for Intendente Câmara Plant's employees, occupational capacity notwithstanding. |
| Improving Quality of Living | • Beginning in 2004 the restructuring and unification of programs aiming at the improvement of the quality of living of employees and their families, giving programs greater effectiveness, complementarity of actions and a systemic nature. |

Stimulating social development
through initiatives in the fields
of health, education, leisure,
culture and well-being,
the companies merge with
the communities where they
operate, providing sustainability
to Usiminas System's activities.



View of Ipatinga - MG.

## 4.1 SOCIAL PERFORMANCE

Supporting public initiative, Usiminas developed the urban plan for the city of Ipatinga (MG), according to a judicious study integrating boroughs, squares, landscaping and homes to the urban infrastructure composed of schools, leisure and sports clubs, Consumer Cooperative stores, water treatment station, health and service stations, temples of worship, integrated dentistry center, general hospital, cultural centers and theaters, besides reclaiming the natural vegetative cover.

Today, with a population in excess of 200,000, Ipatinga boasts a Human Development Index, as computed by the United Nations Development Program – UNDP –, greater than 0.8, established by UNESCO for locations of "high human development".

Such achievements promote the well being and quality of living of communities, always associated to the development and consolidation of the Usiminas System as a solid private venture.

### 4.1.1 Contact with the Community

Via its experts, the companies of the Usiminas System maintain relationships with representatives from the public administration, NGOs, public interest organizations and the organized community, channeling expectations and monitoring the impacts created by production activities. In places where the relative importance of the company's presence vis-à-vis the community is greater, such as Cosipa in Cubatão (SP) and Usiminas in Ipatinga (MG), specific organizational structures have been established to handle these issues.

An example of "hearing the community" is the "Community Consulting Panel" program, developed by the Industrial Center of the State of São Paulo – CIESP –, of which Cosipa is a member, together with 38 companies. The program sponsors monthly meetings with community leaders, representatives from the public administration, educational institutions, class entities and non-governmental organizations, when community expectations are methodically identified. A Cosipa multidisciplinary group analyses these and other expectations and plans, develops

"Usiminas and Ipatinga are two histories blending together. The same dream that symbolically lit the steel maker's blast furnace also helped build a city. From the Inconfidentes we learned the value of dialogue and, above all, of partnerships. Together, the Company and the City Administration have assumed their responsibilities for the development of the municipality and its people. The population also assumed its role as a change agent. The result of this partnership is a city having 100% collected and treated sewerage coverage and the best buccal health index in Brazil; a city offering 127m$^2$ of green area per dweller; health care at all levels, education for all and a major potential to develop even further. With the same force that we forge steel, we also develop citizenship".



Francisco Carlos CHICO FERRAMENTA Delfino
Mayor of Ipatinga

and implements social and environment-related projects. This group reports directly to the Plant Management, which permits full, in-tune harmonization of the Company and the community's interests.

At Usiparts the intermediary and senior managers participate in the Association of Companies of the Pouso Alegre Industrial District – ASSEDIPA –, discussing with other entities and region leaders matters of the interest of companies and the community, such as public transportation, safety, education, infrastructure and the environment.

At Usiminas and Cosipa, the permanent contact maintained by the Company with the public administration and the community, among other actions, enabled a grant of R$ 580,000 to the Child and Adolescence Fund – FIA. The investment of the funds is managed by the Municipal Board for Child and Adolescent Rights – CMDCA of Ipatinga and Cubatão, for the development of policies, programs and actions veered toward tending to children and adolescents at risk, victims of violence, homeless, devoid of family support, as well as combating child labor.

The community also seeks the Company in regular visits of community representatives to the industrial premises. On such occasions, presentations are delivered showing the investments made, environment-related policies and guidelines, occupational health and safety, as well as aspects relating to the quality of living.

Among the main initiatives of Usiminas System companies vis-à-vis communities, the following are outstanding:

"Usiminas's contribution to retail development in the Steel Valley – and specially in Ipatinga - is more than visible. Several million Reals paid to Usiminas's employees enhance local retail activities.Our expectation is that the company will expand its policy of favoring local suppliers, inaugurating free negotiations and purchasing essential steel-making products and services in this region.
We also nurture the idea that Usiminas, partnering with ACIAPI, will bring to Ipatinga companies that will process here the raw material produced by Usiminas. Altogether, we extend our thanks to the Usiminas management for their strong action in favor of our community, in the hope of extending these partnership bonds".



Amantino Alves da Silva
President of the Ipatinga Trade, Industry and Agriculture Association - ACIAPI

## 4.2. SUPPORTING URBAN DEVELOPMENT

The experience amassed by the Usiminas System in the Ipatinga urban planning, the mastery of steel-making technology under specifications veered towards civil construction and the development of commercial and residential building solutions – both single-family and high-rises, including affordable buildings, enabled the establishment of USITETO, an ensemble of technical and architectural solutions providing for substantial production gains through the use of steel.

In 2003, among the accomplishments of the USITETO technology, the following are notable:

• Construction of 2,864 homes in 5- and 7-story buildings; works were implemented by the Housing and Urban Development Company of São Paulo – CDHU;

• Construction of 510 homes by the Angra dos Reis (RJ) city administration, designed for the homeless families afflicted by the rainfall early in 2003;

• Construction of 13 buildings out of a total 97 planned by the Belo Horizonte city administration, as a part of the ordained urbanization of urban conglomerates project.

Since the Usiteto technology was consolidated, more than 9,000 homes were built.

Thus, with Usiteto, the Usiminas System offers society constructive solutions to amortize the Brazilian housing shortfall.

## 4.3 SUPPORTING COOPERATIVE INITIATIVES: THE POWER OF TEAMWORK

The proposal of consolidating stand-alone social benefits to employees and to the community has prompted Usiminas, from the very beginning of its industrial activities, to encourage the dissemination of cooperative ideals.

In 1963, the Company supported the start-up of the activities of the Usiminas Employees Consumer Cooperative Ltd. – CONSUL –, with the aim of ensuring the supply of quality consumer goods at competitive prices. Today, after 40 years elapsed, Consul is open to the community, and is notable for its pricing policy that became a regional benchmark, by its significant share of tax revenues in the municipality of Ipatinga and for the generation of direct and indirect employment opportunities.

**ICMS SALES TAX REVENUE FROM THE SUPERMARKET INDUSTRY IN IPATINGA IN 2003 - CONSUL'S SHARE**



R$ million
4.00
3.00
2.00
1.00
0
3.99
2.60
Ipatinga's supermarket industry
CONSUL


Being the first consumer cooperative to become an anchor store, CONSUL is present with its hypermarket in the Vale do Aço Shopping Mall, the largest trade venture of the region. It includes 4,800m² of floor space with 30 computerized checkout cashiers and more than 23,000 items on shelves. The same services are made available to the population at large via two other supermarkets located in densely populated boroughs of Ipatinga.

The positive result of its self-sustainable administration, veered towards effectively tackling the market, CONSUL has ranked first among the largest consumer cooperatives in Minas Gerais and is one of the largest in the country.

**USIMINAS EMPLOYEES CONSUMER COOPERATIVE ANNUAL TURNOVER**



R$ million
55
50
45
40
46.19
54.46
2002
2003


The Usiminas Employees Savings and Loan Cooperative – COOPECO – and the Usiparts Employees Loan Cooperative, also disseminate cooperative concepts. They are both chartered to promote savings and fund the needs or ventures of their membership.

By extending differentiated loans in relation to the traditional financial system, COOPECO benefited 96.02% of the membership, strengthening the ideal of the quest for the common good.

Integrated to more than 1,350 branches of the Banco Cooperativo do Brasil S/A – BANCOOB –, of which it is a founder, COOPECO offers all the services of a multiple commercial bank, operating checking accounts, collection services, receiving payment for water, power and phone bills as well as financial investments.

Confirming the concept of an economically feasible loan cooperative and reflecting the confidence of the participants, the membership capital pay-in was increased by 21.51%.

From the net surplus in the period (profitability), COOPECO earmarked 12% as the maximum permitted pay-out bonus on membership capital, retained 10% ploughed back into the Reserve Fund and earmarked 5% to the Social and Educational Technical Assistance Fund – FATES –, to make viable social benefit programs to low-income members.

Through an operating agreement entered with the USIPA Sports and Leisure Association, COOPECO subsidizes the technical improvement of athletes in different swimming modalities.

**COOPECO - MEMBERSHIP**



Membership
8,000
7,000
6,000
6,594
7,768
2002
2003


**COOPECO - NUMBER OF LOAN OPERATIONS**



No. of loan operations
8,000
7,000
6,000
5,000
6,396
7,459
2002
2003


**COOPECO - MEMBERSHIP PAID-IN CAPITAL**



R$ million
8.00
6.00
4.00
2.00
5.19
6.24
2002
2003

## 4.4 VOLUNTARY WORK IN COMMUNITIES

Usiminas System companies encourage their employees to participate in voluntary social development initiatives, and provide funds and property for this purpose.

Voluntary endeavors comprise the effective work developed in day nurseries, neighborhood associations, churches, nursing homes, hospitals and social and medical service stations. They are also present in NGOs attending to the chemically addicted and to environmental reclaiming.

In Ipatinga, Usiminas and Usiminas Mecânica consider personal voluntary action to be one of the criteria for the nomination to the "Model Worker" award for each sector, elected by the employees. "Model Workers" coordinate philanthropic campaigns to the benefit of more than 50 community entities and underprivileged families previously on record.

In December, supported by the companies and local institutions, employees participate in the "V-Day", in which different initiatives earn greater public visibility, encouraging the participation of more people as volunteers.

Also in Ipatinga, students of the Usiminas Professional Training Center learn from the very start the importance of voluntary contribution to community development.

And they walk their learning, by participating in the municipality schools revamping efforts.

At Cosipa, voluntary work is already a tradition. Under Company coordination, Cosipa employees joined with outsourced personnel to set up the Company of Volunteers, with the purpose of providing help to assistance institutions of the Baixada Santista region, communities of underprivileged neighborhoods and three schools in Cubatão (SP), Santos (SP) and São Vicente (SP), which participate in the "Cosipa at School" project.

Cosipa's Company of Volunteers concentrates its action upon three main axes:

- Dancing, theater, soccer, and mathematics and Portuguese tutorial lessons;
- Preparation for technical school exams, offering tutorial lessons in chemistry, physics and mathematics;
- "Mantiqueira Project", comprising Portuguese and mathematics tutorial lessons, theater workshops, environmental awareness programs and IT lessons. The Project tends to adolescents between 11 and 14 years of age, coming from split families and exposed to physical and social risks and to diseases characteristic of poverty status.

They also develop campaigns such as the "Warm Clothing Campaign" that in 2003 donated 32,719 pieces of apparel to more than 70 underprivileged entities on record.

Also in 2003, they developed the campaign "Hunger-free Christmas CIPA-Cosipa", benefiting a record 103 entities with the necessities of life.

Rio Negro employees also voluntarily develop similar campaigns. In 2003, they donated 65 personal computers to assistance institutions on record with the Guarulhos Municipal Office of Social Assistance. Rio Negro also develops the "Selective Collection" program both internally and with the neighboring community, selecting materials for later donation to the São Paulo office of the Brazilian Caritas organization, under the Brazilian Bishops National Conference – CNBB –, where they are sold. The proceedings are directed towards assistance projects.

Lobby of the Márcio Cunha Hospital.



## 4.5 HEALTH IN THE COMMUNITY

### 4.5.1 Márcio Cunha Hospital. Excellence in a Hospital

Located in Ipatinga (MG) and serving a region with a population of approximately 600,000, the Márcio Cunha Hospital (HMC) of the São Francisco Xavier Foundation, established and supported by Usiminas, has 400 beds and serves 30 medical specialties.

It is a general hospital regarded by the Health Ministry as "strategic" in the realm of the Single Health System – SUS – (by Decree 4,481/02) and accredited as a "High Complexity Center in Oncology", following assessment of the hospital's premises, equipment and clinical body.

It is considered by the Health Office of the State of Minas Gerais to be a reference hospital in urgent and emergency services, in tending to high-risk pregnancies, renal transplantation and dialysis procedures, in the implantation of heart pacemakers, in neurosurgery and in Intensive Care Unit service for adults.

It is accredited by the Ministry of Education and Culture for medical residence in general surgery, radiology, pediatrics, gynecology, general practice and obstetrics.

In 2003, following reviews made by Det Norkes Veritas – DNV –, in accordance with the guidelines contained in the Brazilian Hospital Accreditation Manual and established by the National Accreditation Organization – ONA – and approved by the Health Ministry by Ruling 1,970/2001, HMC became the first Brazilian hospital to obtain "Accreditation with Excellence", the highest level of accreditation that a hospital may aspire to.

National Accreditation Organization Certificate.


Certificado

Organização Nacional de Acreditação

Certificamos que o

Hospital Márcio Cunha

foi avaliado pelo Det Norske Veritas Certificadora Ltda.

De acordo com as diretrizes da Organização Nacional de Acreditação e apresentou conformidade com os requisitos do Manual Brasileiro de Acreditação Hospitalar - 3ª Edição aprovado e chancelado pelo Ministério da Saúde (Portaria Nº 1970/GM de 25 de outubro de 2001), sendo considerado

Acreditado com Excelência

Instituição Acreditadora

Instituição Acreditadora Presidente

Brasília, 01 de Julho de 2003
Válido até: julho/2006
Certificado IAC 006-002

DNV CONASS CONASEMS UNIDAS ABRAMGE CNS Fenaseg unimed

Recognizing the institution's excellence, the Health Office of the State of Minas Gerais invited FSFX to provide hospital management advice to the Municipal Hospital and the Evangelical Hospital of Governador Valadares (MG), and to the Santa Rosália Hospital Association and the Raimundo Gobira Municipal Hospital, in Teófilo Otoni (MG). The endeavors began in 2004 and will extend through 2004.

In 2003, the main accomplishments contained in the HMC Works Master Plan included:

- Construction start-up at Unit II, to serve SUS patients. The project contemplates the installation of 126 admission beds, 10 outpatient beds, one surgical center with four units designed for post-surgical recovery, one diagnostic support unit in the areas of general radiology, clinical pathology, ultrasound, endoscopy and graphic imaging;
- Inauguration of the neonatal and Pediatric ICU with $560m^2$ floor space, including 5 intensive neonatal care beds, five intensive pediatric care beds and 20 beds for intermediary neonatal care;
- Construction of the Heart ICU and revamp of general ICU;
- Surgical Block revamp, completing post-anesthetic recovery rooms with 10 beds and revamping two surgical rooms;
- Purchase and installation of the new Helicoidal Computerized Tomography Scanner and a new Nuclear Magnetic Resonance Imaging device to enhance the existing facilities for Diagnostic Imaging.

### 4.5.2 Health Plan. Good for the employees, good for the community

The experience amassed in hospital management and proprietary health plans afforded FSFX the necessary skills to extend the benefits originally designed for the Usiminas System employees to the population at large. Through is Health Plan Operator USISAÚDE, FSFX offers individual and collective/company plans in accordance with the legal framework in force, uniting quality and diversity of service with flexibility of benefits, safety and low cost.

Providing full assistance to more than 115,000 beneficiaries, with a large accredited network, Usisaúde offers service providers of the highest authority to serve its clients in the country's main medical reference centers.

## 4.6 EDUCATION IN THE COMMUNITY

### 4.6.1 Primary and intermediary education

In Ipatinga (MG) the São Francisco Xavier School (CSFX), founded by Usiminas in 1962 and transferred to the São Francisco Xavier Foundation in 1969, has an enrollment of 2,950 students ranging from preschool to intermediary education.

CSFX's quality of education and infrastructure earned ISO 9002 certification, a pioneer achievement in Brazil, granted in 1997 by Det Norske Veritas – DNV – and ratified by later audits.

The evaluation of quality of education is also made through the performance follow-up of students who participate in the Serial Evaluation System in the Federal Universities of Brasília, Viçosa, Uberlândia, Ouro Preto and Juiz de Fora, plus approvals in school entrance exams in the best universities of the country.

In 2003, CSFX implemented the Program "EDUCATION: SOCIAL RESPONSIBILITY", contemplating two major initiatives for the region:

- Scholarships for underprivileged students for CSFX's Regular Education, involving 236 fellows nominated by 26 schools of the state public network in town. The fellows are given school uniforms, pedagogical materials, bussing and school meals;
- Creation of the Potential and Skills Development Center – CEDEPH – in Ipatinga, starting off the Project "BE MORE" designed for talented and highly skilled underprivileged children.

Usiminas also enabled the construction of 28 model schools for the community, now managed by the municipal and state public administrations.

From an assessment of the short-term needs of nearby localities, Cosipa entered a technical cooperation agreement with the municipal administrations of Cubatão, Santos and São Vicente. Under the agreement, company experts cooperate to improve public school management in one school per municipality, from the incorporation of models based on total quality as implemented at Cosipa and associated to criteria developed by UNESCO for education. The schools are equipped by the Company with IT labs and appropriate furniture. The goal is to turn these schools into reference units for public education in the State of São Paulo.

The initiative prompted the Cosipa Employee Association and the Santa Cecília University to join in the development of a sports program for 5th to 8th grade primary education students, involving volleyball and court soccer lessons.

Cosipa employees, offering voluntary work, organized the schools' libraries and provide technical orientation in several disciplines and supplementary lessons, as well as the development of dancing workshops, theater, flute and origami lessons, among others. Altogether, the programs benefited 3,000 underprivileged children of low-income families.

"The history of Ipatinga is essentially the history of Usiminas, whose foundations were laid in the 20th century's decade of the sixties. Within the short span of a few years a major company was built and a great city flourished. This short and exciting story still thrills us, as players in the wonderful human and urban development process. The establishment of an urban community and educational system contain the legacies where the company offered a more relevant contribution than the creation of wealth. The concern with education, factored in the industrial design, yielded the Sao Francisco Xavier school; then the Vocational Training Center and culminated with the Xerimbabo Project and excellence in formal, technical and environmental education. Artistic education reached its apex with the cultural policy of the Usiminas Cultural Center. The history of education blends with the history of Usiminas in the Steel Valley".



Jésus Nascimento da Silva
Dean, Ipatinga School of Law

### 4.6.2 Vocational Training

Through its Vocational Training Center, Usiminas has since 1964 provided vocational training to apprentice minors in mechanics, electricity, lathe operation, welding, electronics and steel making operations.

The courses go beyond a merely technical background. Through disciplines focused on environmental education, occupational safety, health and civism, the youngsters are educated for the exercise of citizenship, becoming aware of their duties and rights towards society. Of the current Usiminas industrial operations and maintenance workforce, 26.9% have been through the Vocational Training Center. The courses also fulfil the important objective of training professionals to obtain the adequate profile for the development of the Usiminas System industrial activities as well as those of local companies, leveraging regional development.

An identical program is offered by Usiparts, where 29 professionals were trained until 2003.

At Cosipa, the program exists since 1976. Adolescents between 14 and 17 years of age have the opportunity to access vocational training courses lasting two years.

As at Usiminas, all learning and internship time is compensated. Upon concluding their courses, the students will be ready to offer differentiated skills to the marketplace.

**USIMINAS SYSTEM - TRAINING OF YOUNG APPRENTICES**



Cumulative no. of graduates
8,300
8,200
8,100
8,000
8,087
8,247
Until 2002
Until 2003


### 4.6.3 Professional Recycling in the Community

The Professional Self-development Program in the Community is a manner by which Usiminas develops professionals for new market challenges. It encourages professional recycling and employability in its broadest sense.

In 2003, the Usiminas Personnel Development Center, in joint actions with the Industrial Federation of the State of Minas Gerais (FIEMG) and the Ipatinga Development Agency, offered adult vocational courses to 1,321 persons in the technical areas of welding, mechanics, electricity and electronics,

**USIMINAS SYSTEM - RE-DEVELOPMENT COURSE HOURS FOR IPATINGA REGION WORKERS**



Total hours
78,000
77,500
77,000
76,500
76,000
76,701
78,042
2002
2003


management, language courses, human relations, as well as an extensive program in the IT area.

Cosipa also offers a similar program. Community leaders appoint non-vocationally trained adults to enrollment in Electrical Maintenance (180 hours), Mechanics (180 hours) and Welding (102 hours) training courses, for a total 42 annual slots. These Cosipa courses aim at recycling as a manner of social inclusion. In 2003, upon recognizing the importance of this initiative, the Cubatão City Council granted Cosipa the title City-Friendly Company.

Higher education personnel are also offered support for training and development amidst the community. In 2003, the Usiminas Personnel Development Center, upon accreditation by the Getúlio Vargas Foundation – FGV, offered graduate programs in Management at the premises. Besides Company employees, 153 individuals from the community participated.

These are opportunities made available to the communities by the Usiminas System in support to government initiatives. They yield, as the upside, skilled professionals who, either directly or indirectly, contribute towards the success of the System companies in their relationships, businesses and ventures.

### 4.6.4 Trainee Programs

The Usiminas System offers trainee opportunities (a requirement presented by many courses) to intermediary and higher education students.

Besides being an opportunity to put in practice the theoretical learnings obtained at school, the trainee program enables the student to amass hands-on professional reality experience, developing a notion of responsibility, exercising teamwork, learning and incorporating the values from the business world and identifying myriad action possibilities.

The programs are structured in previously established stages together with the educational institution involved, followed up by advisors, and seek to reconcile learning objectives with corporate reality.

Trainee programs seek the identification of talents for future absorption by System companies.

**USIMINAS SYSTEM - REQUIRED TRAINEE PROGRAM**

No. of trainees



300
200
100
0
255
148
187
156
2002
2003
Technical level
Higher ed. level


## 4.7 SPORTS AND LEISURE

The Usiminas System Companies have either built or provided more than 20 large-size premises veered towards leisure and sports for the benefit of their employees, their families and communities. These clubs are self-sustainable today and run by the members themselves. Besides leisure, they offer sports practices, promoting unity and teamwork.

The Cosipa Employee Association – AFC –, now completing its 36th year of existence, promotes the integration between its member and the communities, seeking social, cultural and sports development at all times.

A modern gym next to the company's main industrial facility, the Santos - SP Leisure Center, and a Nautical Leisure Center, with more than 260,000m$^2$ in São Vicente – SP, multiply leisure options and the possibilities of physical and metal improvement. The AFC has often participated in sports events, thus collaborating with the improvement of Brazilian sports and is the cradle of many acclaimed athletes.

Supported by AFC, Cosipa employees participated, in 2003, in swimming and pedestrianism events, as well as in events of other sports modalities promoted regionally and nationally by the SESI.

The USIPA Sports and Recreation Association, located in Ipatinga (MG), is another club endowed with complete sports infrastructure, being a reference in Brazil for the development of specialized sports. It has a heated Olympic pool, gymnasiums, a stadium, an athlete scientific evaluation center, multi-sports courts, training center, athletics tracks, lodging quarters and full social facilities, enabling the revelation of new and talented athletes, who become medallists in domestic and international competitions.

In 2003, as has happened for decades, Usipa revealed high-performance athletes such as the swimmer Roberta Kamila, sponsored by the Usiminas Employee Savings and Loan Cooperative.

During the regional games sponsored by Sesi, the Usiminas System teams ranked first in soccer, court soccer, society soccer, men's volleyball, men's sand volleyball, women's sand volleyball and men's table tennis.

The teams were also state champions in men's and women's track and field and swimming.

During the southeastern stage of Sesi's National Games, Usiminas System teams were champions in men's and women's swimming and vice-champions in women's swimming.

USIPA Sports and Recreation Association.



## 4.8 FUTURE COMMITMENTS

| | |
|---|---|
| Supporting Urban Development | • Completion, in 2004, of the studies for the implementation of the new stage of the Usiminas Housing Plan, aiming at the construction of homes for employees, occupational capacity notwithstanding. |
| Health in the Community | • Completion, in 2004, of the Unit II construction works of Márcio Cunha Hospital in Ipatinga (MG);<br>• Offering the population, in 2004, services in Hemodynamics and high-complexity heart surgery counting on the technical support and technology transfer afforded by the agreement entered with the Heart Institute (INCOR)/Zerbini Foundation in the areas of Cardiology, Heart Surgery and Hemodynamics. |
| Education in the Community | • Through the CSFX, expand the action of the BE MORE project, designed for underprivileged talented and highly skilled children. By 2004, 138 children between the ages of 7 and 12 will be tended; anticipated gradual growth of project will enable tending 600 children and adolescents of up to 15 years of age in 2007;<br>• Earmarking 50 slots to the community in the Usiminas graduate programs in 2004. |
| Sports – Participation in Games | • Participation of the men's swimming and volleyball teams in the VIII edition of the National Worker's Games. |
| Integration with the Community | • Improving integration programs between Usiparts, its employees and relatives and the community, approaching local entities and implementing visits of families, students and regional entities to USIPART premises. |



**The development of human activities cannot be separated from culture, since culture is one of the most important tools for social inclusion. The cultural level reached by a community is a measure of its level of development.**

Palácio das Artes Dance Company – Usiminas Cultural Center Theater.

Usiminas System companies promote the communities' human and cultural development through the Usiminas Cultural Institute – USICULTURA –, established in 1993 and run by the São Francisco Xavier Foundation – FSFX.

## 5.1 INTERACTION WITH THE COMMUNITIES

Considering expectations perceived in direct contact with the community, Usicultura established as priorities the creation of spaces with the necessary infrastructure for the development of different artistic currents, the technical improvement of local and regional artists and artistic promotion veered toward building an audience and a market, in a constant search for social inclusion.

**FREQUENCY AT USICULTURA FACILITIES IN 2003**


No. of persons
100,000
75,000
50,000
25,000
0
79,321
94,218
23,937
Usiminas Cultural Center
Hideo Kobayashi Gallery
Zélia Olguin Theater

Prompted by these objectives, Usicultura inaugurated, in 1994, the 206-seat Zélia Olguin Theater, in Ipatinga (MG). This house has hosted different types of dance, theater and music shows, including chamber orchestras.

In 2002, Usicultura completed the works of the Usiminas Cultural Center, in Ipatinga. The site includes an art gallery and one of the most modern theaters in the country, seating 724 and endowed with the required infrastructure to host dance and theater shows, concerts, operas and large domestic and international ensembles.

Besides the cultural spaces, Usicultura furthers the production of shows, the creation of artistic groups in the region and improvement courses for the artistic community. It also supports social inclusion projects such as Memória Gráfica – Typographia, working with minors at risk developing engraving, prints, and arts and graphics training courses as well as the Sambalelê Project, developed by Corpo Cidadão and the choirs "Gente Nossa" and "Viva Voz".

In the period between 1993 and 2003, Usicultura earmarked an amount in excess of R$ 35 million to cultural initiatives, mainly in accordance with the federal and state laws to foster culture.

In 2003, the cultural investments made by Usiminas, Cosipa, Fasal, Dufer and the Usiminas Employee Consumer Cooperative amounted to R$ 9 million, mirroring the Usiminas System commitment to social inclusion and the promotion of human development.

## 5.2 ACCOMPLISHMENTS IN 2003

In 2003, it is estimated that the cultural investments made by the Usiminas System companies, in accordance with the legislation to foster culture, yielded approximately 1,200 direct and 2,000 indirect employment positions.

Among them, the following are outstanding:

### 5.2.1 Infrastructure and Social Endowment

- Retrofitting the Unileste Theater in Coronel Fabriciano; maintenance of the music and dance schools in the Ipatinga region (MG);
- Restoration and retrofitting the Municipal Theater of São João Del Rei;
- Restoration works began at the Joaquim Nabuco building, one of the two buildings that comprise the Maria Antônia University Center, linked to the USP-SP;
- Retaining the sculpture by sculptress Tomie Ohtake, 120 feet long and weighing 17 tons in steel, installed on Pedro Mello Square, in Belo Horizonte. The sculpture is a harmonic intervention that improves the urban landscape and celebrates the fusion of Brazilian and Japanese cultures.

### 5.2.2 Artistic Promotion

Among the most celebrated arts exhibits at the Usiminas Cultural Center, the following are outstanding:

"Thanks to Usicultura, in a short time the young city of Ipatinga has become notable as one of the most important artistic and cultural process radiating hubs, transcending the region and embedding itself within the national context. The insertion of Usiminas in the cultural activities of the state of Minas Gerais, as a player in myriad events in different segments, substantially changed the artist-audience relationship, and improved the artist's products. By extending sponsorship to artistic production and its different segments, Usiminas promotes citizenship and prompts the city of Ipatinga to boast one of the highest human development indices in this country. It is a prime example for all people who dream of building a better, more citizen country".

Ricardo Maia
Theater director and Cultural Advisor to Unileste



- The "10 x Minas" exhibit, celebrating the tenth anniversary of USICULTURA and showing works by ten artists and welcoming over 18,000 visitors. It was later presented in Belo Horizonte at the Pampulha Museum of Art (MAP);
- The Carlos Drummond the Andrade centennial exhibit, recording 37,000 visitors;
- The "Kimonos, the Japanese way of dressing" exhibition, celebrating the 95th anniversary of the Japanese immigration to Brazil, recording 9,380 visitors;

• MAP – Pampulha Art Museum collection of Brazilian art exhibit, recording 12,139 visitors and presenting works by Portinari, Di Cavalcanti, Guignard, Goeldi, Volpi and Milton Dacosta.

### 5.2.3 Promotion of Shows by Usicultura

• Music Programs: The highlight is the Living Opera, or the monthly presentation of operas from the world repertoire with invited soloists and piano accompaniment, held in partnership with the Clóvis Salgado Foundation/Palácio das Artes, in Belo Horizonte. The 2003 season presented "The Impresario", "Pagliacci", "La Bohème", "Cosi Fan Tutte" and "Suor Angélica". In December 2003, at the closing of the season, the opera "La Traviata" was presented featuring the Usina Intendente Câmara Choir (Ipatinga), the Young Chamber Orchestra of Ipatinga and guest soloists such as Eduardo Itaborahy, Lílian Assumpção, Francisco Frias and Tereza Cançado, enabling the exchange with and technical improvement of local artists;

• Dance Programs: Presentations by the Cia. De Dança de Minas Gerais featuring the show "Entre Céu e as Serras" (Between Heavens and the Hills), presented at the Usiminas Cultural Center and represented at the Alfa Theater in São Paulo, during the 40th anniversary celebrations of Cosipa operations;

Partial View of Hideo Kobayashi Gallery.



• Theater: The highlights at the Usiminas Cultural Center were the plays: "Variações Enigmáticas", featuring Paulo Autran and Cecil Thiré, "No Retrovisor", featuring Marcelo Serrado and Otávio Muller, "Noites Brancas", featuring Débora Falabella and Luiz Arthur, as well as a presentation by the Grupo Armatrux. The show "Os Orixás", featuring the Grupo Giramundo, was presented in the SESC theater in Santo André (SP) to celebrate the 95th anniversary of Japanese immigration.

Aiming at fostering artistic production and building an audience and a market, USICULTURA also opened space for events promoted by third parties. The following were the most important:

- Presentation of the Grupo Mimulus Cia. de Dança, of the Grupo Raça together with Balé de Rua Uberlândia in the show "E agora José", as a special program running parallel to the celebrations of the Drummond centennial;
- Presentations by artists and musical ensembles such as Geraldo Azevedo, Selmma Carvalho,. Paulinho Pedra Azul, Flávio Venturini, Tavinho Moura, Fernando Brant and Mariana Brant, Roberto Menescal and Wanda Sá, Patu Fu, Yamandu Costa, Márcio Montarroyos, Hamilton de Hollanda, Hermeto Pascoal, the Italian soloist Patrizia Morandini, 14 Bis, Pena Branca and Chico Lobo, Guilherme Arantes, Lô Borges, Nivaldo Ornelas e Juarez Moreira in Àquarelas - Ary Barroso, and the Taiko international show with the Waikado group;
- Presentation of theater plays such as "Eles Preferem as Loiras", featuring Zezé Barbosa; "Estrela Dalva", directed by Pedro Paulo Cava; the operetta "O homem que Sabia Português", featuring Silvia Klein and Maurício Tizumba; "A Importância de Ser Fiel", featuring Nathalia Timberg, Etty Fraser and Grupo Tapa, among others; "Máquina de Pinball", directed by Antônio Abujamra, "Os Bastidores de Romeu e Julieta" featuring Caio Blat, "Deserto Iluminado", featuring Larissa Bracher, Roberto Bontempo and Xando Graça, among others.

### 5.2.4 Educational Actions and Fostering Regional Production

- Investing to maintain artistic groups in the Ipatinga region, such as Perna de Palco, Farroupilha, Cia Corpo de Prova, Hybridus and the Young Chamber Orchestra of Ipatinga;
- Creating the Educational Action area in the Usiminas Cultural Center, featuring monitored visits to visual arts exhibits. In 2003. The program mobilized thousands of students from 132 schools in the region;
- Development of projects "Library – Reading is Learning – Paraíso Station (a library in the Paraíso subway station, in São Paulo); publication of a book and CD-ROM telling the story of the city of Cubatão; publication of a book about the city of Santos and publication of the album-like book by São Paulo photographer Militão Augusto Azevedo, "Through All Pores".

## 5.3 FUTURE COMMITMENTS

| | |
|---|---|
| Culture-oriented Urban facilities and endowments | • Proceeding with the activities related to the acquisition of equipment, improvement of facilities and enhancing the services provided by Zélia Olguin Theater and the Usiminas Cultural Center;<br>• Installation in Ipatinga of a large sculpture by sculptress Tomie Ohtake;<br>• Continuing policy of investments in infrastructure, maintenance and revamping projects of cultural centers, theaters, museums and cultural equipment. |
| Technical improvement of local and regional artists | • Proceeding with courses, workshops and seminars offered to local communities, always seeking to add to events and projects the achievements of training programs in scenic arts, music, opera and visual arts. |
| Artistic promotion aiming at building publics and markets | • Proceeding with the diversified, high quality and affordable programs offered at the Usiminas Cultural Center and the Zélia Olguin Theater;<br>• Encouragement to cultural projects that favor both the establishment of publics and markets and the support to artistic groups. |
| Artistic Education | • Proceeding with the Educational Action endeavor and expand its actions with workshops, courses and pedagogical shows, besides the creation of an arts library and a reference center at the Usiminas Cultural Center. |
| Joint developments with other culture-fostering institutions | • Consolidation and expansion of technical-cultural cooperation agreements with institutions such as the Clóvis Salgado Foundation/Palácio das Artes, Sesiminas - FIEMG, Pampulha Art Museum and Abílio Barreto Historic Museum, among others. |



The rational use of natural resources, the continuous development of technologies that favor recycling of industrial effluents and wastes and the reduction of impacts on the environment, together with environmental education and fauna and flora recuperation programs are the most important points where Usiminas System companies concentrate their actions in search of sustainability.

Usiminas Blast Furnaces 2 and 3.

At the Usiminas System companies, conservation and the rational use of natural resources, the preservation of the environment and the fostering of an environmentalist mindset among employees and the community are always associated to an integrated ecological plan, ruled by sustainable development principles, and promoted in respect for present and future generations.

During the execution of these plans, constant investments are made to mitigate the impacts stemming from production processes. In today's currency, at Usiminas's Intendente Câmara Plant, in Ipatinga, these investments amount to R$ 1.26 billion. At Cosipa's José Bonifácio de Andrada e Silva Plant, in Cubatão (SP), on the period between 1995 and 2003 alone, investments generated by the 23 major ventures that comprise the Cosipa-Pac Environmental Projects amounted to R$ 904 million. These investments provided for substantial environmental, health and workplace safety improvements.

International certifications attest to the commitment of System companies relative to the environment and environmental impacts. The Environmental Management Systems of the two steel-making and metallurgical complexes comprised by the two plants (Usiminas and Cosipa) have been certified by Det Norske Veritas – DNV –, in relation to standard ISO 14001.

## 6.1 ENVIRONMENTAL GUIDELINES

The operating guidelines for the activities of all System companies related to the environment and environmental impacts link together premises aiming at the sustainable development, social responsibility with operating gains and generation of revenues through the responsible sale of sub-products from industrial processes. They aim to:

- Ensure compliance with applicable law and continuous improvement of their activities' environmental performance;
- Interact with government bodies, society, employees, customers, suppliers and stockholders for the purpose of improving environmental actions;
- Improve processes, products and services through research and the application of updated technologies, aiming at pollution prevention;
- Reduce waste disposal into controlled landfills;
- Reduce the emissions of particulate matter into the atmosphere;
- Rationalize water and power consumption;
- Train employees and set guidelines for outsourced personnel such that they can operate in an environmentally correct manner;
- Contribute to the environmental education of the community.

## 6.2 LEGAL REQUIREMENTS

The production activities of the Usiminas System companies comply with more severe parameters than those provided for by federal and local environmental legislations. Companies that started operations before the establishment of the legal frameworks related to environmental licensing are undergoing regular licensing processes conducted by local environmental law enforcement agencies.

Usiminas, adhering to the provisions of State Law 7,772, as regulated by Decree 39,424, completed its industrial plant environmental licensing process, which altogether comprised five major areas:

- Area 1 – Rolling Mills: Operating License no. 277, valid through February 2004;
- Area 2 – Steel Shops: Operating License no. 629/2000, valid through October 2004;
- Area 3 – Support: Operation License no. 300, valid through July 2005;
- Area 4 – Sintering & Blast Furnaces: Operating License no. 281, valid through June 2005;
- Area 5 – Coke Ovens & Carbon-chemicals: Operating License no. 389, valid through August 2008.

Operating Licenses for areas 1, 2, 3 and 4 are being revalidated by process FEAM/COPAM No. 038/1983/115/2003. The Environmental Performance Assessment Report – RADA – was filed with FEAM under number 0277732.

Complying with the principles in the National Water Resources Policy, which aim to ensure control of water consumption by users, and adhering to the provisions of State Law no. 13,199, the Company was issued a water consumption grant certificate issued by the oversight agency, Water Management Institute of Minas Gerais – IGAM –, valid through 2005. In the federal sphere, to comply with law number 10,165, that seeks to ensure the control and oversight of potentially polluting and natural resource-spending activities, Usiminas is on record with the Brazilian Environment and Renewable Natural Resources Institute – IBAMA –, under no. 64,310 and such record is periodically updated.

The following units of Usiminas Mecânica S/A. comply with the current legislation:

- Ipatinga Plant: Operating License MG no. 224, valid through July 8, 2009;
- Welded Shape Plant – Taubaté (SP): Operating License SP no. 3000400 without an expiry date;
- Usicort/Betim – Blanks and Sheet Bars Fabrication: Operating License MG no. 585/00, valid through August 5, 2008;
- USIAL/TIM'S in Carapina (ES) – Fabrication of

Blanks: Operating License ES no. 109/98, valid through August 24, 2006.

In the federal sphere, to comply with law no. 10,165, Usiminas Mecânica is on record with the Brazilian Environment and Renewable Natural Resources Institute – IBAMA –, under no. 64,294.

Unigal, adhering to the provisions of State Law 7,772, as regulated by Decree 39,424, is regular vis-à-vis current law under Operating License no. 776. In the federal sphere, to comply with law number 10,165, Unigal is on record with the Brazilian Environment and Renewable Natural Resources Institute – IBAMA –, under no. 64,334.

Cosipa, adhering to the provisions of São Paulo State Law 997/76, as regulated by Decree 47,397, has definitive operating licenses and areas undergoing licensing process. Differently from the state law in Minas Gerais, at Cosipa licensing is carried out per individual piece of equipment in the major areas: Rolling Mills – 10 licenses; Steel Shop – 15 licenses; Reduction – 9 licenses; Port Unit – 9 licenses and Support Areas – 16 licenses. The water consumption grant is valid through October 2005. Water tapping 01: Quilombo river; Water Tapping 02: the watershed of a Quilombo river tributary; Water Tapping 03: watershed of an Onça River tributary; Water Tapping 04: Moji river and Water Tapping 05: Moji river watershed – channel.

Operating License LO MG 271, valid through July 8, 2007, licenses all facilities of Usiparts Sistemas Automotivos.

Blast Furnace II: Bag filter of the Raw Materials Dedusting System.



## 6.3 ENVIRONMENTAL IMPACT INDICATORS

At the Usiminas System companies, the most significant environmental impacts are those ensuing from the activities of Usiminas's Intendente Câmara Plant and Cosipa's José Bonifácio de Andrada e Silva Plant.

The main impacts on the atmosphere caused by the steel-making process of these plants are the particulate matter, sulfur and nitrogen oxides and volatile organic compounds. The main impacts on the water are pH changes, presence of ammonia, solid matter in suspension, cyanide, phenol, oils and greases and changes in the biochemical demand for oxygen. Solid waste comprises slag, mud and dust originating from the steel-making process. These impacts are monitored and their follow-up enables the development of a continuous improvement process.

Among the main impacts are the following:

### 6.3.1 Solid Waste

Because of the steel-making process characteristics, the generation of solid waste is significantly present in the activities of Usiminas and Cosipa.

In the remaining System companies, the relative waste generation is minimal: steel scrap is

**USIMINAS - INTENDENTE CÂMARA PLANT SOLID WASTE DISPOSAL**


Percentage
60
40
20
0
58.1%
39.3%
6.6%
58.2%
35.1%
6.7%
2002
2003
Sold
Recycled
Disposed into controlled landfill

**COSIPA - JOSÉ BONIFÁCIO DE ANDRADA E SILVA PLANT SOLID WASTE DISPOSAL**


Percentage
60
40
20
0
59%
36%
5%
45,6%
44,9%
0,6%
2002
2003
Sold
Recycled
Disposed into controlled landfill

produced and recycled through the steel-making process.

At Usiminas and Cosipa, waste is reincorporated into production processes, sold to companies licensed by the local environmental law enforcement agency or deposited in carefully controlled proprietary landfills, awaiting future application. At Usiminas, sale of this waste for applications such as rail track fill, fertilizers and soil acidity correction agents in agriculture and raw material for the cement industry, among others, yielded in 2003 revenues in excess of R$ 13.5 million. At Cosipa, sale of these wastes in 2003 yielded revenues of R$ 66.05 million.

Usiminas, through its Research Center and environmental experts, together with the academic world, develops projects relative to the reuse of waste and to the quality of water and air. As in the remaining System companies, these projects are submitted to the approval of the local environmental agencies prior to their economic rollout.

The waste generated at Usiparts Sistemas Automotivos is transferred to licensed companies. Sixty percent of the waste is recycled and twenty percent is disposed of in a controlled landfill. The remainder is designed to co-processing by other industrial segments, following the analysis of the environmental agency.

At Usifast Logística Industrial, as well as at other System companies, truck tires and batteries, when decommissioned, are duly packaged and forwarded to manufacturers to be recycled. At Unigal, 96% of the solid waste generated in the production process is sold and 4% is disposed of in controlled landfills aiming at future applications. At Usiminas Mecânica and Rio Negro, as well as at other companies whose main activity is metallurgy, the waste generated is steel scrap, which is recycled through Usiminas's and Cosipa's steel-making units.

### 6.3.2 Liquid Effluents

At Usiminas, Cosipa, Usiparts, Usiminas Mecânica and at Unigal, liquid effluents from the production processes undergo treatment processes in proprietary stations.

At Cosipa, in the period between 1995 and 2003, approximately R$ 377 million were invested in treatment processes by decanting, flocculation and filtration.

In 2003, Cosipa maintained the fresh water recirculation rate at 96%. Added together, fresh and brackish water were recirculated at a 77% rate.

Usiminas only uses fresh water in its processes, and the average fresh water recirculation rate in 2003 was 93%.

**USIMINAS AND COSIPA - TOTAL WATER RECIRCULATION ANNUAL AVERAGE RATE**



Percentage
100
75
50
25
0
77%
77%
92%
93%
2002
2003
2002
2003
Usiminas
Cosipa
fresh water only
fresh water + brackish water

Also in 2003, effluents monitored at the outlets of water treatment stations, such as those existing in electrolytic galvanizing, in the neutralization of acidic waters, in biological and oily waste treatment and also at Usiminas's main emissary, before being disposed of into nature, showed the following average indicators:

| | **Average Values in Liquid Effluents Monitored at Usiminas's General Emissary** | | | | | | |
|---|---|---|---|---|---|---|---|
| **Parameter** | Ammonia (ppm) | Cyanide (ppm) | Phenols (ppm) | Suspended solids (ppm) | Oils and grease (ppm) | pH | Chemical oxygen demand (ppm) |
| **Legal Standard** | **5.00** | **0.200** | **0.200** | **60.00** | **20.00** | **6.00 to 9.00** | **90.00** |
| 2002 Average | 1.04 | 0.031 | 0.002 | 28.26 | 3.09 | 7.37 | 6.01 |
| 2003 Average | 1.21 | 0.041 | 0.003 | 26.04 | 3.33 | 7.31 | 5.67 |

ppm – Parts per million

At Cosipa, the effluents monitored at the outlets of water treatment stations, such as those existing in the neutralization of acidic waters, in biological and oily waste treatment, and also in Cosipa's final disposal, showed in 2003 the following indicators, before being disposed of in nature:

| **Cosipa's Disposal Point** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Parameter** | Ammonia mg/l | Cyanides mg/l | Phenol mg/l | Sedimentable material mg/l | Oil and mineral grease mg/l | pH | Biochemical oxygen demand mg/l |
| **Legal Standard** | **5** | **0.200** | **0.200** | **1** | **20** | **6 to 9** | **60** |
| 2002 Average | 2.3 | 0.12 | 0.1 | 1.0 | 20 | 5.9 | 58 |
| 2003 Average | 2.4 | 0.03 | 0.09 | 0.16 | 17.7 | 7 | 18 |

At Usiminas Mecânica, the performance of the retention process of the main liquid production effluents, accomplished by proprietary treatment stations, had the following average rates in 2003:

| Parameter | Sewerage Treatment Station, Usiminas Mecânica at Ipatinga - MG | | | | | |
|---|---|---|---|---|---|---|
| | Tension-active agent (ppm) | Dissolved oxygen (ppm) | Biochemical oxygen demand (ppm) | Oils and greases (ppm) | pH | Chemical oxygen demand (ppm) |
| **Legal Standard** | **2.00** | **5.00** | **60.00** | **20.00** | **6.00 to 9.00** | **90.00** |
| 2002 Average | 0.09 | 4.10 | 41.26 | 9.19 | 6.32 | 82.87 |
| 2003 Average | 0.04 | 3.78 | 31.74 | 4.13 | 6.48 | 67.89 |

ppm – Parts per million

| Parameter | Liquid Effluent Average Values – Usiminas Mecânica's Effluent Trap: USICORT unit in Betim – MG | | | |
|---|---|---|---|---|
| | Tension-active agent (ppm) | Suspended solids (ppm) | Oils and greases (ppm) | pH |
| **Legal Standard** | **2.00** | **60.00** | **20.00** | **6 to 9** |
| 2002 Average | 1.57 | 76.72 | 7.72 | 7.42 |
| 2003 Average | 1.24 | 23.67 | 9.05 | 7.19 |

ppm – Parts per million

| Parameter | Liquid Effluents from Biological Filter – Usiminas Mecânica: USICORT unit in Betim – MG | | | | |
|---|---|---|---|---|---|
| | Tension-active agent (ppm) | Suspended solids (ppm) | Biochemical oxygen demand (ppm) | Oils and greases (ppm) | pH |
| **Legal Standard** | **2.00** | **60.0** | **60.00** | **20.00** | **6 to 9** |
| 2002 Average | 0.3 | 27.3 | 39.7 | 5.1 | 7.0 |
| 2003 Average | 0.4 | 23.2 | 56.4 | 5.01 | 7.4 |

ppm – Parts per million

At Unigal, process and liquid effluent treatment station performance, had the following average rates in 2003:

| Parameter | Unigal's Galvanization's Effluent Treatment Station | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | pH | Suspended solids (ppm) | Oil (ppm) | Soluble iron (ppm) | Chemical oxygen demand-Mn (ppm) | Detergents (ABS) ppm | Trivalent chromium (ppm) | Hexavalent chromium (ppm) | SS-60* (mL/L) | Zinc (ppm) |
| **Legal Standard** | **6 to 9** | **60** | **20** | **10** | **90** | **2** | **1** | **0.5** | **-** | **5** |
| 2002 Average | 7.41 | 6.3 | 3.58 | 0.26 | 8.67 | 0.18 | 0.06 | <0.05 | 0.08 | 0.07 |
| 2003 Average | 7.16 | 11.2 | 3.20 | 0.26 | 12.38 | 0.07 | 0.13 | <0.05 | 0.12 | 0.25 |

* - 60-minute sedimentable solids
ppm – Parts per million

At Usiparts Sistemas Automotivos, effluents are treated at a proprietary station, comprising one biological line and two physicochemical lines. By virtue of a greater demand for production, the existing stations must be expanded. The project was drafted, has been approved by the environmental agency and is being implemented. It will immediately correct for discrepancies relative to chemical and biological demands for oxygen. Tests with new technologies (polymers) and the study to procure a press filter for the removal of the phosphate slurry at the generating source are being made, complementing the measures taken to lower the impact of effluents.

| *Parameter* | Usiparts – Monitoring at the General Emissary – Average Values | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Lead (ppm)* | *Biological oxygen demand (ppm)* | *Chemical oxygen demand (ppm)* | *Soluble iron (ppm)* | *Detergent (ABS) (ppm)* | *Sedimentable material (ppm)* | *Nickel (ppm)* | *Oils and greases (ppm)* | *pH* | *Suspended solids (ppm)* | *Zinc (ppm)* |
| **Legal Standard** | **0.1** | **60** | **90** | **10** | **2.0** | **1.0** | **1.0** | **50** | **6.5-8.5** | **100** | **5.0** |
| 2002 Average | <0.01 | 200.0 | 460.0 | 1.9 | 0.1 | <0.1 | 0.2 | 2.0 | 7.3 | 29.0 | 0.3 |
| 2003 Average | <0.01 | 104.5 | 260.0 | 3.15 | 0.3 | 0.7 | 2.9 | 41.1 | 6.6 | 49.4 | 2.8 |

At Usifast Logística industrial, as in the other companies, lubricating oils used by the fleet are collected by an agent accredited by the National Oil Agency – ANP and forwarded for recycling.

### 6.3.3 Atmospheric Emissions

Monitoring of air quality in the internal and neighboring areas of the Usiminas and Cosipa steel-making and metallurgical complexes is made via monitoring stations that evaluate the performance of atmospheric emission control equipment and processes.

Cosipa's industrial complex is inserted into the "Winter Operation" established by the Environmental Sanitation and Technology Company – CETESB/São Paulo, together with several other large-sized companies from different segments installed in the Cubatão Industrial Pole. This program, adopted between May and October, provides for the adoption of gradual measures that can extend to the discontinuance of production activities due to deterioration of air quality from emission of pollutants by the companies installed in the Pole. Since 1995 CETESB's monitoring does not detect air quality levels such as to require any change at all in Cosipa's production rate. In 2003 alone, the company invested R$ 5.9 million to control atmospheric emissions.

At Usiminas, besides internal monitoring stations, air quality is monitored by six stations installed in the boroughs Bom Retiro, Castelo, Cariru, Bairro das Águas, Escritório Central and Novo Cruzeiro, in the city of Ipatinga.

**USIMINAS - MONITORING OF EMISSION OF PARTICULATE MATTERS IN SUSPENSION IN NEIGHBORHOODS NEAR INTENDENTE CÂMARA PLANT**



Annual average
milligrams/m³
100
75
50
25
0
80
44.8
47.2
49.2
48.5
46.7
48.5
57.4
64.7
38,2
39,2
71,6
75,9
Legal standard
Neighborhood I
Neighborhood II
Neighborhood III
Neighborhood IV
Neighborhood V
Neighborhood VI
2002
2003

**USIMINAS - $SO_2$ EMISSIONS MONITORING IN NEIGHBORHOODS NEAR INTENDENTE CÂMARA PLANT**


Annual average
milligrams/m³
100
75
50
25
0
80
25
25
25
25.1
25
25
32.9
29.9
25
25
25
25
Legal standard
Neighborhood I
Neighborhood II
Neighborhood III
Neighborhood IV
Neighborhood V
Neighborhood VI
2002
2003

**USIMINAS - $NO_2$ EMISSIONS MONITORING IN NEIGHBORHOODS NEAR INTENDENTE CÂMARA PLANT**


Annual average
milligrams/m³
100
75
50
25
0
100
30.0
28.1
24.2
21.5
18.1
18.3
39.4
33.5
24.0
20.5
36.9
33.4
Legal stand
Neighborhood I
Neighborhood II
Neighborhood III
Neighborhood IV
Neighborhood V
Neighborhood VI
2002
2003

Aiming at improving evaluation of air quality, in 2003 Usiminas bought an automatic weather station to enable the accurate analysis of the dispersion of pollutants into the air. The station provides on line data on the direction and speed of winds, solar radiation, temperature, pressure, relative air humidity and rainfall, enabling the immediate analysis of the conditions of pollutant dispersion.

Usiminas applies a mathematical model to evaluate the dispersion of pollutants, called "Breeze", as a tool to manage air quality in the Ipatinga region.

This model, based on computer simulations, allows the establishment of a relationship between the levels of pollutants at the source with air concentrations, as well as forecasts of environmental impacts and identification of critical pollution spots. Monitoring made so far demonstrates concentration levels well below the limits allowed by the State Environmental Law.

Since its inception, Usiminas installed 72 dedusting units to reduce atmospheric emissions – specifically of particulate matter. In 2003, the company implemented the dedusting system of the #2 blast furnace heat area, allowing for a 98% reduction of the emission potential. At Cosipa, monitoring of Sintering Electrostatic Precipitators atmospheric emissions showed the following average values:

| Parameter | Sintering #2 Atmospheric Effluents | | | Sintering # 3 Atmospheric Effluents | | |
|---|---|---|---|---|---|---|
| | Particulate matter ($mg/Nm^3$) | $SO_2$ (ppm) | $NO_x$ (ppm) | Particulate matter ($mg/Nm^3$) | $SO_2$ (ppm) | $NO_x$ (ppm) |
| **Legal Standard** | **75** | **2,500** | **-** | **75** | **2,500** | **-** |
| 2002 Average | 68.1 | - | - | 68.1 | - | - |
| 2003 Average | 67.2 | 276.3 | ND* | 67.2 | 276.3 | ND* |

*ND = not detected

Atmospheric emissions monitored at Unigal indicated the following average values:

| Site | Parameter | Legal standard | Average in 2002 | Average in 2003 |
|---|---|---|---|---|
| Continuous Annealing Furnace | Particulate matter ($mg/Nm^3$) | 75 | 48.36 | 17.72 |
| | $SO_2$ ($mg/Nm^3$) | 2,500 | 529.4 | 385.6 |
| | Zinc ($\mu g/Nm^3$) | - | 0.553 | 0.13 |
| Galvannealing Furnace | Particulate matter ($mg/Nm^3$) | 75 | 5.12 | 9.4 |
| | $SO_2$ ($mg/Nm^3$) | 2,500 | 6.71 | 12.83 |
| | Zinc ($\mu g/Nm^3$) | - | 0.47 | 0.56 |
| Chromium Plating Exhaust | Particulate matter ($mg/Nm^3$) | 75 | 16.69 | 2.84 |
| | Chromium ($\mu g/Nm^3$) | - | 0.005 | 0.32 |
| Chromium Plating Dryer | Particulate matter ($mg/Nm^3$) | 75 | 8.48 | 7 |
| | Chromium ($\mu g/Nm^3$) | - | ND | 0.02 |

ND = not detected

At Usiparts Sistemas Automotivos, atmospheric emissions, characteristic of the sanding and industrial painting and curing, are entirely captured by exhaustion systems installed on equipment, comprising captors, ducts, exhausts and chimneys (such control systems being licensed by the environmental agency). The final emissions of these control systems are periodically sampled and assessed in regard to applicable parameters and compared to the limits established in the environmental legislation.

The control of atmospheric emissions is not restricted to the emissions within companies. Usifast Logística Industrial maintains a rigorous control upon the emissions of tailpipe exhausts of the company's fleet, monitoring tailpipe gas emissions from diesel-powered vehicles, contributing to the improvement of air quality, decreasing fuel consumption and increasing the working life of vehicles.

At Usiminas Mecânica's industrial unit in Ipatinga (MG), atmospheric emission control is done by two monitoring stations in perimeter areas of the Company, recording the following concentrations of sedimentable particles:

| Parameter | Average values ($\mu g/m^3$) | | | |
|---|---|---|---|---|
| | Parking lot | | Bicycle yard | |
| | **2002** | **2003** | **2002** | **2003** |
| **Legal Standard** | **75** | **75** | **75** | **75** |
| *Sedimentable particles* | 14.48 | 8.63 | 21.09 | 10.54 |

ppm – Parts per million

The production processes applied by the remaining companies of the System do not yield any significant atmospheric impacts.

## 6.4 THE POWER MATRIX

The main power source used by Usiminas and Cosipa is metallurgical coal. In 2003, coal accounted for 78.5% and 77.8% respectively of the total primary power consumed by the companies, with a specific power consumption of 6,142Mcal for Usiminas and 6,165Mcal for Cosipa per ton of crude steel produced.

Coke making, iron ore smelting and steel refining generate gases and liquid fuels which, after scrubbing, are stored and reused in different stages of the production process. The implementation of projects to optimize the power matrix enables the use of these gases, responsible for 20.45% and 25% of the total demand for power at Usiminas and at Cosipa, respectively.

Usiminas increased it own power generation in 2003 from 40MW to 50MW, with the implementation of an overhead turbine on blast furnace # 3.

In 2003, Cosipa won for the third time the National Power Conservation and Rational Use Award, in the Industrial category. The Award was established by a presidential decree on December 8, 1993 and was regulated by the Ministry of Mines and Power. Cosipa was awarded a prize for the development of projects aiming at the efficient and rational consumption of power and for the adoption of effective measures to reduce losses and to contribute to increase business competitiveness and to reduce operating costs, entailing positive impacts on the environment and on the awareness of citizens regarding each one's responsibilities vis-à-vis the fight against all types of waste.

Usifast Logística Industrial consumes diesel fuel to power its fleet. The remaining system companies, as primary source of energy, consume electric power purchased from local utilities. Unigal, by optimizing processes, achieved a 6.6% reduction in power consumption, from 1,320 kWh/(produced ton) in 2002 to 1,236kWh/(produced ton) in 2003. Usiminas Mecânica also recorded a reduction in its electric power consumption, from 11.04 to 10.64kWh per production hour.

## 6.5 SUPPLIERS, SERVICE PROVIDERS AND CUSTOMERS

The Usiminas System companies operate such as to extend the guidelines of their Integrated *Management System, including the Environmental* management, over the entire production chain.

The customers are provided with information regarding the products, as well as the care required in handling. Steel, being a 100% recyclable product, has an aggressive scrap market, thus reducing its disposal into nature.

Suppliers are evaluated in terms of the environmental impacts of their activities, according to the Usiminas Supplier Qualification Process. In 2003, key suppliers were visited, aiming at the evaluation of the environmental conditions of their activities.

Service providers are contractually bound to guidelines established by the Integrated Management Systems regarding the impact of their activities, restriction on child labor, forced labor and discrimination of employees, always participating in campaigns, technical seminars and debates, such as the IV Outsourced Company Environment Week, promoted by Usiminas in 2003. *To Celebrate the XXV Usiminas Environment Week* and to improve relations with the community, internal seminars and contests were held involving customers. The company Tecumseh do Brasil was awarded in consequence of a 25% reduction in electric power consumption provided to the consumer generated by the use of steel with nobler electromagnetic specifications in the production of more efficient compressors for refrigerators and air conditioners.

## 6.6 COMMITMENTS FOR THE FUTURE

Based on a thorough assessment of environmental impacts, the Environmental Management involves intricate operating procedures to avoid or minimize impacts on the environment.

Objectives and goals are constantly set to help control relevant impacts and to promote the continuous improvement of environmental performance. At Usiminas this program was revised in 2003, and the following commitments were established for the period between 2004 and 2008:

| | |
|---|---|
| Air | • To reduce by 30% the particulate matter emission values, as monitored in average during 2002, until December 2008;<br>• To implement actions aiming at the reduction of gases in the coke plant and carbon-chemicals areas until December 2007. |
| Water | • To reach a recirculation rate equal to or greater than 93.6% by December 2004. |
| Soil | • To reduce solid waste disposal into controlled landfills by 2,000 tons/month, starting in May 2004;<br>• To sell 1,900,000 tons of solid waste in 2004;<br>• To decontaminate the soil of the old waste disposal area ("Poço Redondo"). |

At Cosipa, this program set up the following commitments:

| | |
|---|---|
| Air | • To reduce by 19% particulate matter emission values, as monitored in average during 2002, until December 2004; |
| Water | • To optimize the environmental monitoring network by December 2004.<br>• To recirculate $180m^3/h$ of the effluents from Degassing - RH3 by 2004. |
| Soil | • To sell 1,680,000 tons of solid waste in 2004, reducing the need for disposal into controlled landfills. |

Usiparts Sistemas Automotivos established the following environmental commitments:

| | |
|---|---|
| Air | • To improve the exhaustion system in the paint preparation room (project already approved by the environmental agency) aiming at achieving better environmental monitoring results by 2005. |
| Water | • By 2005, procurement of a press filter to remove phosphate slurry, complementing measures to lower all impacts caused by liquid effluents to levels below the standards established for the activity. |
| Soil | • Construction of a 380-$m^2$ floor space shed for screening, pressing and bundling of Class III inert waste, to be fully operational by 2004. |

Usiminas Mecânica will implement an ambitious environmental investment program in its production units in the period between 2004 and 2005, aiming at harmonizing its main performance indicators with accepted standards.

| | |
|---|---|
| Air | • To promote the improvement in the liquid effluent system by December 2004. Goals:<br>To improve the MSLL Water/Oil separator by December 2004;<br>To operate the Sewerage Treatment Station at a 90% rate in 2004. |
| Water | To control atmospheric emissions of painting processes by December 2005.<br>Goal:<br>To implement a painting process control system by December 2005. |
| Power | To reduce power consumption by December 2005.<br>Goals:<br>To implement the LPG consumption control system by December 2004;<br>To implement the oxygen consumption control system by December 2004;<br>To reduce electric power consumption by 3.5% in relation to the 2000 average of 9.47kWh per production hour to 9.14kWh per production hour, until December 2005. |

## 6.7 COMMUNITY INVOLVEMENT

As in the social and cultural areas, the Usiminas System companies are equipped with methodical mechanisms to interact with the community in matters related to the environment, understanding the community's expectations and developing specific programs.

Such community involvement acquires greater public visibility in the companies whose activities create more significant environmental impacts, such Usiminas's Intendente Câmara Plant and Cosipa's José Bonifácio de Andrada e Silva Plant.

Usiminas participates in the Piracicaba River Basin Committee, established by a State Law providing for the State Resource Policy, as the head of the Users Group, representing the Brazilian Steel-making Institute – IBS. Usiminas also participates in the Doce River Basin Committee, in compliance with Federal Law no. 9,433/98, that established the National Water Resource Policy, as the representative of the Industry and Mining Group. The Company also participates in the Doce River State Park Advisory Committee in compliance with Law 9,985/2000, that established the National Conservation Unit System, as head representative of the private sector operating in the Conservation Area buffer zone and as substitute member of the State Water Resource Board – CERH –, representing the Brazilian /Steel-making Institute - IBS.

As concerns the community, Usiminas supports the creation and operation of regional NGOs that promote environmental education and recuperation programs designed for areas degraded by human occupation.

The Usiminas System companies provide visitation programs, welcoming community leaders and individuals to their industrial facilities to learn of production processes, future projects and their impacts, at which time visitors voice their expectation and yield information to beacon the development of future programs.

Cosipa seeks communities via the Community Consultative Panel program, conducted by CIESP - Cubatão, promoting monthly meetings with representatives of the City Administration, community, educational institutions and class associations. In acknowledgment of the company's actions, the Cubatão City Council granted Cosipa the Cubatão City Friendly Company Award, for its outstanding contribution to assistance entities.

Among the main programs developed for the benefit of the community are:

### 6.7.1 The Green Areas Program

Aims at the recuperation of native vegetation areas degraded by human occupation.

Usiminas maintains a central seedling nursery at its zoobotanical park; in 2003 a total 244,428 native species seedlings were produced. The company prioritized the Riparian Vegetation Project developed in partnership with the NGO Relictos

Foundation and the State Forestry Institute – IEF –, comprising 22 kilometers along the Piracicaba and Doce river banks. The project involves a 185.3-hectare area. In 2003, 33,658 seedlings were planted, totaling 283,053 trees, thus completing the original planting project.

The seedlings from Usiminas's central seedling nursery were also used for ornamentation of its industrial units and maintenance of urban woods, enabling Ipatinga to reach the indicator of $127m^2$ of green area per inhabitant, a rate ten times greater than that recommended by the World Health Organization, of $12m^2$ per inhabitant.

Cosipa joined the São Paulo Orchard – More Green, More Life initiative, created by the São Paulo State Environmental Agency to promote the environmental recuperation of the Pinheiros river banks. In a joint operating agreement with five other companies, Cosipa fostered a segment of the Pinheiros river expressway in the vicinities of the Cidade Universitária bridge, where it reclaimed the soil and planted tree seedlings. Because of this project, Cosipa was conferred the Von Martius Award by the São Paulo Brazilian-German Trade and Industry Chamber.

As far as the Plant's green areas are concerned, Cosipa developed a Landscaping Master Plan. Conceived in 1999, the plan contemplates the implementation of $213,000m^2$ of new green areas and the improvement of $480.000m^2$ of existing green areas. The first stage was completed in 2002 with the delivery of 56% of implementation projects (or $119,500m^2$) and 24% of all improvement projects ($117,000m^2$). In these areas, 5,500 trees were planted (of which 400 adult trees), 6,000 bushes and $62,000m^2$ of low cover, entailing the introduction of another 92 new plant species.

This initial effort raised Cosipa plant's green surface to $1,131,000m^2$, representing on the average a rate in excess of $94m^2$ per employee, a much higher index than that recommended by the World Health Organization.

Seedling nursery - Zoo Botanical Park.



### 6.7.2 Protection of the Fauna

The protection of the natural heritage, emphasizing regional wildlife, is another important activity of Usiminas. This activity is carried out by members of the community, associated to USIPA Sports and Recreation Association, and by members of CEBUS – Usiminas Biodiversity Center (a segment of Usipa registered with the Ibama under number 247,002).

Cebus, according to Ibama's guidelines, houses wild animals either confiscated by Forest Rangers, by Ibama itself, or donated by individuals. In most cases the recuperation of these animals require special attention, provided by experts, veterinarians and biologists as well as by experienced handlers belonging to Usipa's staff.

In 2003, Cebus was awarded a motion of honor in the category "Rehabilitation of Homeless Wildlife" of the Minas Ecology 2003 Award, promoted by the Environmental Protection Association of Minas Gerais – AMDA.

In 2003, Usiminas earmarked a tract of its property to become a Private Natural Heritage Reservation – RPPN – Lagoa dos Patos. It comprises 114 hectares, which, in perpetuity and upon recognition by the public administration, will be reserved for scientific research activities and environmental education. It is a site of the highest importance to the preservation of biodiversity, for the presence of two endangered species, *Collithrix flaviceps* – Hill Tamarin, and the Tapir – *Tapirus terrestris*.

### 6.7.3 Environmental Education

All Usiminas System companies develop campaigns oriented towards environmental education, both for employees and for the community at large.

For the domestic public, Environment Weeks are held, highlighting the XXV Week promoted by Usiminas at which time, among other initiatives, the company Tecumseh do Brasil Ltda. was awarded the prize "Usiminas Environmental Highlight 2003", in recognition to the actions carried out and encouraging other customers to improve their environmental performance.

With the purpose of increasing the Steel Valley community's environmental awareness, especially the public and private education network, Usiminas has sponsored, since 1984, the Xerimbabo Environmental Education Project. In 2003, with the theme "The Greatest Show is the Earth", the project welcomed 127,980 visitors from 82 municipalities and 566 schools, especially from the Steel and Doce River Valleys, totaling participation in excess of one million people in its 19 editions.

Since 1997, Usiminas social statements are prepared according to the recommendations of the IBASE – Brazilian Institute for Social and Economic Analyses (Instituto Brasileiro de Análises Sociais e Econômicas) – and the Ethos Institute for Social Responsibility. Since the year 2000, procedures recommended by GRI – Global Reporting Initiative – have been also taken into consideration. The purpose of these institutions is to stimulate the use of guidelines for sustainability reports that may be globally and voluntarily applied by organizations willing to present the economic, environmental, social and cultural aspects of their activities in a transparent way. Hereafter is presented information on the Usiminas System economic and social performance, whose preparation complies with the orientations of the three entities.



Railroad transportation of steel coils.

## 7.1 VALUE ADDED STATEMENT – ETHOS INSTITUTE MATRIX

| | Usiminas | | Consolidated | |
|---|---|---|---|---|
| Creation of Wealth | 2003 | 2002 | 2003 | 2002 |
| (A) Gross sales revenue and non-operating result* | 6,077,050 | 4,736,052 | 10,881,306 | 8,293,972 |
| (B) Goods and services purchased from third parties | (3,272,540) | (2,441,673) | (6,228,769) | (4,472,364) |
| (C) Gross Value Added (A - B) | 2,804,510 | 2,294,379 | 4,652,537 | 3,821,608 |
| (D) Withholdings (depreciation, amortization, depletion) | (228,609) | (245,819) | (418,520) | (415,924) |
| (E) Net value added (C - D) | 2,575,901 | 2,048,560 | 4,234,017 | 3,405,687 |
| (F) Transfers | 426,371 | 68,295 | 167,264 | 1,334,418 |
| Participation in controlled and affiliated societies | 461,240 | (572,694) | 115,711 | 83,842 |
| FEMCO's accounting surplus | 0 | 0 | 93,556 | 0 |
| Minority equity ownership | 0 | 0 | (27,396) | 42,737 |
| Financial income | (34,869) | 640,989 | (14,607) | 1,207,839 |
| (G) Value Added to pay out (E + F) | 3,002,272 | 2,116,855 | 4,401,281 | 4,740,102 |
| Pay-out by Stakeholder | | | | |
| GOVERNMENT | 940,648 | 523,631 | 1,640,692 | 598,021 |
| Taxes minus subsidies (exemptions) | | | | |
| COLLABORATORS | 446,846 | 374,237 | 800,822 | 620,921 |
| Wages | 216,858 | 206,045 | 393,553 | 353,140 |
| Social security charges | 47,412 | 41,397 | 99,247 | 90,794 |
| Private social security | 100,447 | 94,293 | 107,809 | 96,948 |
| Benefits | 46,720 | 32,502 | 161,626 | 76,270 |
| Income sharing | 35,409 | 0 | 38,587 | 3,769 |
| LENDERS | | | | |
| Remuneration of third parties capital | 302,091 | 1,540,112 | 653,095 | 3,845,910 |
| STOCKHOLDERS | | | | |
| Interest on equity and dividends | 400,010 | 0 | 400,010 | 0 |
| Retained earnings/losses in the period | 912,677 | (321,125) | 912,677 | (324,750) |

| Productivity Indicators | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Consolidated | Usiminas | Consolidated |
| Gross Margin | 38.0 | 35.8 | 35.4 | 35.5 |
| Net Margin | 27.3 | 15.1 | (8.6) | (4.9) |
| Asset Turnover (net margin/average assets) | 2.9 | 0.9 | (0.09) | (0.05) |
| Return on Assets (Operating Income/Average Assets*) | 16.4 | 16.5 | 12.1 | 13.8 |
| Leverage Ratio (debt/equity) | 0.65 | 1.88 | 1.25 | 3.14 |
| Current ratio | 1.28 | 1.02 | 0.92 | 0.73 |

* Gross sales revenue and non-operating result: Composed of Gross revenue – (Cancelled sales, Sales abatements and provision for uncertain debtors) + Operating result.

## 7.2. THE USIMINAS SYSTEM IN NUMBERS - IBASE

### (In thousands of Reals)

| 1 - Computation Period | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Usiminas System | Usiminas | Usiminas System |
| 1.1 Net Revenues | 4,808,759 | 8,659,909 | 3,714,079 | 6,633,852 |
| 1.2 Operating Income[1] | 1,512,621 | 2,517,538 | 1,086,360 | 1,933,631 |
| 1.3 Personnel Expenses (Gross Payroll) | 446,846 | 800,822 | 374,237 | 620,921 |

| 2 - Internal Social Indicators | Value R$ | | % Personnel Expenses | | % N.R. | | Value R$ | | % Personnel Expenses | | % N.R. | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System |
| 2.1 Compulsory social charges | 94,132 | 260,873 | 21.07 | 32.58 | 1.96 | 3.01 | 73,899 | 167,064 | 19.75 | 26.91 | 1.99 | 2.52 |
| 2.2 Private social security | 100,447 | 119,087 | 22.48 | 14.87 | 2.09 | 1.38 | 94,293 | 96,948 | 25.20 | 15.61 | 2.54 | 1.46 |
| 2.3 Benefits | | | | | | | | | | | | |
| 2.3.1 Catering | 14,478 | 27,120 | 3.24 | 3.39 | 0.30 | 0.31 | 10,523 | 23,331 | 2.81 | 3.76 | 0.28 | 0.35 |
| 2.3.2 Health | 9,640 | 20,532 | 2.16 | 2.56 | 0.20 | 0.24 | 6,267 | 14,462 | 1.67 | 2.33 | 0.17 | 0.22 |
| 2.3.3 Occupational Safety and Medicine | 7,815 | 12,231 | 1.75 | 1.53 | 0.16 | 0.14 | 6,331 | 7,257 | 1.69 | 1.17 | 0.17 | 0.11 |
| 2.3.4. Education[2] | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2.3.5 Culture[3] | nd | nd | - | - | nd | nd | - | - | - | - | - | - |
| 2.3.6 Professional Training and Development | 4,250 | 7,322 | 0.95 | 0.91 | 0.09 | 0.08 | 3,068 | 3,974 | 0.82 | 0.64 | 0.08 | 0.06 |
| 2.3.7 Nurseries or nursery aid | 0 | 16 | 0 | 0 | 0 | 0 | 0 | 12 | 0 | 0 | 0 | 0 |
| 2.3.8 Transportation | 2,696 | 2,863 | 0.60 | 0.36 | 0.06 | 0.03 | 2,259 | 10,203 | 0.60 | 1.64 | 0.06 | 0.15 |
| 2.3.9 Insurance | 807 | 839 | 0.18 | 0.10 | 0.02 | 0.01 | 1,019 | 1,624 | 0.27 | 0.26 | 0.03 | 0.02 |
| 2.4 Other | 1,549 | 6,544 | 0.35 | 0.82 | 0.03 | 0.08 | 3,486 | 8,352 | 0.93 | 1.35 | 0.09 | 0.13 |
| 2.5 Employee income sharing | 35,409 | 38,587 | 7.92 | 4.82 | 0.74 | 0.45 | 0 | 3,769 | 0 | 0.61 | 0 | 0.06 |
| **Sub Total 2 – Internal Social Indicators** | **271,223** | **496,014** | **60.70** | **61.94** | **5.64** | **5.73** | **201,145** | **336,996** | **53.75** | **54.27** | **5.42** | **5.08** |

| 3 - External Social Indicators | Value R$ | | % of O.I. | | % of N.R. | | Value R$ | | % of O.I. | | % of N.R. | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System |
| 3.1. Taxes | 940,648 | 1,640,692 | 62.19 | 65.17 | 19.56 | 18.95 | 523,631 | 598,021 | 48.20 | 30.93 | 14.10 | 9.01 |
| 3.2. Cultural Investments[3] | 3,086 | 3,318 | 0.20 | 0.13 | 0.06 | 0.04 | 2,008 | 2,044 | 0.18 | 0.11 | 0.05 | 0.03 |
| **Total - External Social Indicators** | **943,734** | **1,644,010** | **62.39** | **65.30** | **19.62** | **18.99** | **525,639** | **600,065** | **48.38** | **31.04** | **14.15** | **9.04** |

| 4 - Environmental Indicators | Value R$ | | % of O.I. | | % of N.R. | | Value R$ | | % of O.I. | | % of N.R. | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System | Usiminas | Usiminas System |
| **Investments related to the company's production/operation** | nd | nd | - | - | - | - | nd | nd | - | - | - | - |
| **Investments in external projects and/or programs** | nd | nd | - | - | - | - | nd | nd | - | - | - | - |
| **4.1 Total Environmental Investments[4]** | **6,876** | **29,329** | **0.45** | **1.16** | **0.14** | **0.34** | **2,734** | **58,826** | **0.26** | **0.25** | **0.07** | **0.89** |

| | 2003 | 2002 |
|---|---|---|
| 4.2 As for the establishment of 'annual targets' to minimize waste and overall consumption in production/operation and to increase efficiency in the use of natural resources, the company: | ( ) Has not target<br>( ) Achieves between 0 and 50% of targets<br>( ) Achieves between 51% and 75% of targets<br>(◯) Achieves between 76% and 100% of targets | ( ) Has not target<br>( ) Achieves between 0 and 50% of targets<br>( ) Achieves between 51% and 75% of targets<br>(◯) Achieves between 76% and 100% of targets |

1 Before net financial expenses and income, equity in earnings, amortization of goodwill/negative goodwill and interest.

2 Investments in Education are added to Vocational Training and Development.

3 Investments in Culture – Internal and external investments were considered in a single External Investments account.

4 Environmental Investments related to the company's production/operation were accounted for together with investments in external projects and/or programs.

| 5 - Staffing Indicators | 2003 | | 2002 | |
|---|---|---|---|---|
| | Usiminas | Usiminas System | Usiminas | Usiminas System |
| 5.1 No. of employees at the end of the period | 7,961 | 18,224 | 7,916 | 18,012 |
| 5.2 No. of hirings in the period | 391 | 1,673 | 132 | 1,204 |
| 5.3 No. of outsourced employees | 5,237 | 13,539 | 5,059 | 14,910 |
| 5.4 No. of trainees | 166 | 353 | 160 | 411 |
| 5.5 No. employees older than 45 years | 1,642 | 3,282 | 1,723 | 2,853 |
| 5.6 No. women working for the company | 302 | 804 | 292 | 783 |
| 5.7 % supervisory jobs filled by women | 0.04% | 0.15% | 0.04% | nd |
| 5.8 No. of blacks working for the company[5] | 510 | 1,221 | 516 | 1,645 |
| 5.9 % supervisory jobs filled by blacks[5] | nd | nd | nd | nd |
| 5.10 No. of employees with disabilities[6] | 99 | 513 | 113 | 208 |

| 6 - Relevant Information Regarding Exercise of Corporate Citizenship | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Usiminas | | Usiminas System | Usiminas | | Usiminas System |
| Ratio between largest and lowest compensation in the company | 35.63 | | 21.75 | 24.18 | | nd |
| Total number of work accidents | 8 | | 57 | 09 | | 74 |
| The company's social and environmental projects were defined: | (O) by top management | ( ) top management and mid managers | ( ) all employees | (O) by top management | ( ) top management and mid managers | ( ) all employees |
| Work place safety and salubrity standards were defined: | ( ) by top management | ( ) top management and mid managers | (O) all employees and CIPA | (O) by top management | (O) top management and mid managers | (O) all employees and CIPA |
| As for the union freedom, the right to collective bargaining and the internal representation of employees, the Company | (O) does not get involved | ( ) follows ILO norms | ( ) stimulates and follows ILO norms | (O) does not get involved | ( ) follows ILO norms | ( ) stimulates and follows ILO norms |
| Private social security contemplates: | ( ) top management | ( ) top management and mid managers | (O) all employees | ( ) top management | ( ) top management and mid managers | (O) all employees |
| The profit sharing policy contemplates: | ( ) top management | ( ) top management and mid managers | (O) all employees | ( ) top management | ( ) top management and mid managers | (O) all employees |
| When selecting suppliers, the same ethical, social and environmental responsibility standards adopted by the company are: | ( ) not considered | ( ) are suggested | (O) are required | ( ) not considered | ( ) are suggested | (O) are required |
| Concerning employee participation in voluntary work programs, the Company: | ( ) does not get involved | ( ) supports | (O) organizes and encourages | ( ) does not get involved | ( ) supports | (O) organizes and encourages |
| Total Number of consumers' complaints and criticisms: | To the company - Not applicable | To Procom - Not applicable | To Court - Not applicable | To the company - Not applicable | To Procom - Not applicable | To Court - Not applicable |
| % of complaints and criticisms addressed or solved | To the company - Not applicable | To Procom - Not applicable | To Court - Not applicable | To the company - Not applicable | To Procom - Not applicable | To Court - Not applicable |
| Total value added to be distributed (in thousands of R$): | 2003: | Usiminas: 3,002,272<br>Consolidated: 4,401,281 | | 2002: | Usiminas: 2,116,855<br>Consolidated: 4,740,102 | |
| Value added Distribution (DVA) | Usiminas<br>31.3 % Government<br>14.9 % Collaborators<br>13.3 % Shareholders<br>10.1 % Third parties<br>30.4 % Retained | Consolidated<br>37.3 % Government<br>18.2 % Collaborators<br>9.1% Shareholders<br>14.8 % Third parties<br>20.6 % Retained | | Usiminas<br>24.7 % Government<br>17.7% Collaborators<br>0 % Shareholders<br>72.7 % Third parties<br>(15.1)% Retained | Consolidated<br>12.6 % Government<br>13.1% Collaborators<br>0 % Shareholders<br>81.1 % Third parties<br>(6.8) % Retained | |

**7 - Additional Information**

Information presented herein was provided by: Engineer Marcus Rogério Carneiro Lemos - Telephone 55 xx (31) 3499-8272 - E.mail address: ubhpgh01@usiminas.com.br

5 The companies of the Usiminas System do not accept any manner of prejudice, be it racial, religious, political or any other. The figures reflect the spontaneous individual manifestation of the employees, in compliance with legal provisions to prepare information contained in the RAIS, according to applicable Brazilian Law.

6 Considering only the number of People with Disabilities whose condition has been certified by the relevant government agency. There are other persons with disabilities in full activity, whose conditions have not yet been certified by the relevant agency.

7 Private social security funds encompass all employees of companies who joined as Sponsors. Among them, Usiminas and Cosipa.

## 8.1 COMPOSITION OF NUMBERS PRESENTED

### 8.1.1 Computation base

**Personnel expenses:** includes all expenses with annual employee compensation, plus respective social charges according to the Brazilian law, closed private social security charges, insurance, education, personnel training and development, aid benefits and severance pay.

### 8.1.2 Labor Indicators

**Social charges:** refer to compulsory payment charges due on payment of wages, according to Brazilian applicable law.

**Private Social Security:** refers to the company's share of building reserves for closed private social security plans, run by the Usiminas Employee Credit Association. It includes monthly contributions computed on wages paid and the coverage for shortfalls on benefits payable.

### 8.1.3 Benefits

• Health Programs: refer to expenses incurred with the implementation of occupational health, health promotion, social, medical, hospital and dental care assistance programs of free choice and direct option, always developed in supplementary actions to governmental initiatives and co-shared as provided for in the Brazilian applicable law.

• Insurance: expenses incurred with group life insurance extended to all employees in a co-shared manner by Company generosity.

• Transportation: expenses incurred with the transportation of employees to and from different Company areas plus those incurred with the extension of the benefit called "Transportation Voucher", as provided by law.

• Catering: refers to co-shared expenses incurred in the provision of meals at the workplace and investments in improvements.

• Education, Qualification, Training and Development: investments made in personnel training and development at all levels, with internal and external funds, domestically and abroad, both in the technological area as well as in human and social skills. Also includes internal work, industrial safety and quality valuation campaigns.

Other Benefits: refer to reimbursement of expenses incurred with diurnal nurseries designed for employee's children and support to the community's social promotions.

### 8.1.4 Taxes

Refer to taxes levied on sales - IPI and ICMS net of credits from purchases, PIS, COFINS and ISS; taxes on earnings – Income Tax and Social Contribution on Net Profit; Land Tax - IPTU and the Provisional Contribution of Financial Transactions - CPMF.

### 8.1.5 Cultural Investments

Refer to support provided to cultural programs and the construction of the Cultural Center adjoining the Steel Valley Shopping Mall, not considering the amounts referring to fiscal incentives.

### 8.1.6 Contributions to the Society/ Investments in Citizenship

Refer to investments made in improvements and maintenance of facilities plus expenses incurred with events of a social nature, all designed for the public at large.

## 8.2 GLOBAL REPORTING INITIATIVE - GRI CONTENT INDEX

| | Pages |
|---|---|
| **Vision and Strategy** | 2, 3, 5, 9, 10, 12, 27, 40, 47 |
| **Company Profile** | 4, 5, 6, 7, 8 |
| **Economic Performance** | |
| Economic Impacts | 8, 13, 67, 68, 69 |
| **Management Systems** | |
| Customers | 12, 60 |
| Suppliers | 12, 60 |
| Employees | 12, 13, 15 to 25 |
| Investors | 10 |
| **Public Sector** | |
| Social and Cultural Performance | 40 to 45 |
| Employment Generation | 8, 15 |
| Health and Safety | 17, 18, 19 |
| Training and Education | 21, 22, 34, 35, 36, 37, 65 |
| Social Diversity and Opportunities | 15, 16, 69 |
| Management Strategy | 9 to 12, 27, 47 |
| Non-discrimination of Employees | 15, 16, 69 |
| Freedom of Association and Negotiation | 15 |
| Child Labor | 60 |
| Forced or Compulsory Labor | 15, 16, 68 |
| Disciplinary Practices | 15 |
| Indigenous Rights | x |
| Human Rights | 15, 69 |
| Consumer Health and Safety | 60 |
| Respect to Privacy | 15 |
| Customer Satisfaction | 5, 6, 7, 9, 10 |
| Corruption and Graft | 10 |
| Community | 27 to 39, 63 |
| **The Environment** | |
| Power Matrix | 59, 62 |
| Water | 51 to 54, 61, 62 |
| Biodiversity | 65 |
| Emissions, effluents and waste | 50 to 58, 61, 62 |
| Suppliers | 60 |
| Legal considerations | 12, 48, 49 |

## BOARD OF DIRECTORS

José Augusto Muller de Oliveira Gomes (Chairman)
Antônio Miguel Marques
Bertoldo Machado Veiga
Ermínio Tadei
Gabriel Stoliar
Humberto Eudes Vieira Diniz
Kenichi Asaka
Kiyoshi Uemura
Marcus Olyntho de Camargo Arruda
Rinaldo Campos Soares

## MANAGEMENT TEAM

Chief Executive Officer: Rinaldo Campos Soares
Finance and Shareholders Relationship Executive Officer: Paulo Penido Pinto Marques
Development Executive Officer: Gabriel Márcio Janot Pacheco
Marketing Executive Officer: Idalino Coelho Ferreira
Special Relations Executive Officer: Ricardo Yasuyoshi Hashimoto

## CREDITS

General Coordination: Human Resources and Administration Division

Team:
Communication Division
Environment and Urbanism Division
Comptrollership Division
Personnel Management Division

Graphic Design: SMPB Comunicação
Print: Rona Editora

**Companhia Siderúrgica Paulista S/A. – COSIPA**
Av. do Café, 277 – Torre "B"
Vila Guarani – São Paulo – SP
CEP 04311-000
www.cosipa.com.br

**DUFER S/A.**
Rua Dianópolis, 750
São Paulo – SP
CEP 03126-007
www.dufer.com.br

**Usiminas Mecânica S/A. – UMSA**
Rua Prof. José Vieira de Mendonça, 3.011
Belo Horizonte – MG
CEP 31310-260
www.usiminasmecanica.com.br

**Rio Negro Comércio e Indústria de Aço S/A.**
Av. Monteiro Lobato, 2.805
Bairro São Roque – Guarulhos – SP
CEP 07190-902
www.rionegro.ind.br

**Fasal S/A. Comércio e Indústria de Produtos Siderúrgicos**
Rua Dr. Ângelo Teixeira da Costa, 602
Santa Luzia – MG
CEP 33045-170
www.fasal.com.br

**Usiparts S/A. Sistemas Automotivos**
Praça Gil Pimentel Moura, s/n – Conjunto "B"
Pouso Alegre – MG
CEP 37550-000
www.usiparts.com.br

**Usiroll - Usiminas Court Tecnologia de Acabamento Superficial Ltda.**
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35160-900

**Unigal Ltda.**
Av. Pedro Linhares Gomes, 5.431
Bairro Usiminas – Ipatinga – MG
CEP 35160-900

BALANÇO SOCIAL iBase 2003

USIMINAS

ALWAYS PRESENT AND ACTIVE.

Rua Prof. José Vieira de Mendonça, 3.011 - Engenho Nogueira
31310-260 - Belo Horizonte - MG - Brasil
Tel. 55 (31) 3499-8000 - Fax 55 (31) 3499-8899
www.usiminas.com.br